Exhibit 99.1

Itaú

December 31, 2014

Complete Financial Statements in IFRS

Itaú Unibanco Holding S.A.

Independent auditor's report on the consolidated financial statements

To the Board of Directors and Stockholders

Itaú Unibanco Holding S.A.

We have audited the accompanying consolidated financial statements of Itaú Unibanco Holding S.A. and its subsidiaries (the "Institution"), which comprise the consolidated balance sheet as at

December 31, 2014 and the consolidated statements of income, comprehensive income, changes in equity and cash flows for the year then ended, and a summary of significant accounting policies and other explanatory information.

Management's responsibility for the consolidated financial statements

Management is responsible for the preparation and fair presentation of these consolidated financial statements in accordance with the International Financial Reporting Standards (IFRS), and for such internal control as management determines is necessary to enable the preparation of consolidated financial statements that are free from material misstatement, whether due to fraud or error.

Auditor's responsibility

Our responsibility is to express an opinion on these consolidated financial statements based on our audit. We conducted our audit in accordance with Brazilian and International Standards on Auditing. Those standards require that we comply with ethical requirements and plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the consolidated financial statements. The procedures selected depend on the auditor's judgment, including the assessment of the risks of material misstatement of the consolidated financial statements, whether due to fraud or error.

In making those risk assessments, the auditor considers internal control relevant to the Institution's preparation and fair presentation of the consolidated financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Institution's internal control. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of accounting estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of Itaú Unibanco Holding S.A. and its subsidiaries as at December 31, 2014, and their financial performance and their cash flows for the year then ended, in accordance with the International Financial Reporting Standards (IFRS) issued by the International Accounting Standards Board (IASB).

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Other matters

Supplementary information - statement of value added

We also have audited the consolidated statement of value added for the year ended December 31, 2014, which is the responsibility of the Company's management. The presentation of this statement is required by the Brazilian corporate legislation for listed companies, but it is considered supplementary information for IFRS. This statement was subject to the same audit procedures described above and, in our opinion, is fairly presented, in all material respects, in relation to the consolidated financial statements taken as a whole.

São Paulo, February 2, 2015

PricewaterhouseCoopers

Auditores Independentes

CRC 2SP000160/O-5

Washington Luiz Pereira Cavalcanti

Contador CRC 1SP172940/O-6

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MANAGEMENT REPORT – January to December 2014

To our Stockholders:

We present the Management Report and the Financial Statements of Itaú Unibanco Holding S.A. (Itaú Unibanco) and its subsidiaries for the period from January to December 2014. In accordance with the regulations established by Brazilian Corporate Law, the National Monetary Council (CMN), according with the international financial reporting standards (IFRS), as approved by the International Accounting Standard Board (IASB).

The information included in this material is available on the Investor Relations’ website of Itaú Unibanco: (www.itau.com.br/investor-relations > Financial Information) and on the CVM’s website. Our results may also be accessed on tablet through our application “Itaú RI” (APP).

1)	MACROECONOMIC CONTEXT

1.1)	Global Context

The recovery of the US economy strengthened in 2014. The GDP (Gross Domestic Product) grew from 2.2% in 2013 to 2.4% in 2014. Furthermore, approximately 3.0 million net jobs were created in 2014, and as a result, unemployment reached 5.6% in December, a rate lower than the average for the last 50 years.

The economic activity in the Eurozone witnessed a modest recovery. The 12 month cumulative growth in the third quarter of 2014 was 0.8%, and there was a decrease of 0.4% at the end of 2013. The economic activity in China continues to gradually slow down, as a result of economic policies aimed at greater growth sustainability, with lower investments and higher consumption.

The second half of the year was characterized by a steep drop in the prices of commodities, particularly oil.

1.2)	Context – Latin America

In 2014, economies in Latin America, in general, posted growth rates lower than those in the previous year. Colombia and Mexico are otherwise exceptions, with growth of 5.1% and 1.7% respectively, in the 12-month period ended September 30, 2014. Currencies in this region have devaluated over the year in relation to the U.S. dollar, reflecting an expectation of monetary tightening in the U.S. and the lower prices of commodities.

In Chile, GDP growth was 2.0%, and Paraguay grew 6.4%, while Uruguay grew 3.9%. Argentina faced a slowdown and posted a 2.6% decrease. Data refer to the 12-month period ended September 30, 2014, with the exception of Argentina´s GDP, which refers to December 31, 2014.

1.3)	Domestic Context

Economic activity was slower than expected, with a reduction of consumer and business confidence. GDP growth is expected to be approximately 0.1% in 2014.

Lending, based on data from the BACEN, decreased 0.9% in real terms for the twelve-month period until December 2014. The credit reserve as a percentage of GDP increased from 56.1% in December 2013 to 58.9% in December 2014, but the real growth of the credit reserve slowed down from 8.3% to 4.6% in the same period. The systemic default rate remained substantially unchanged over the year and is at 2.9%.

The Real closed the year at R$2.66/US$, with a 13.4% depreciation against the US dollar over the year . The foreign exchange rate was impacted by external factors, such as the US dollar valuation against other currencies and the drop in the prices of commodities, as well as by local factors, such as an increase in the foreign trade deficit. The BACEN implemented swap-sales program, and avoided a higher depreciation.

The twelve-month cumulative inflation as measured by the IPCA reached 6.4% in December, with increases of 6.7% in free prices and of 5.3% in managed prices. With inflation under pressure, in October the BACEN resumed it´s policy of increasing the Selic rate. The basic interest rate increased by 1.75 percentage points over 2014 and closed the year at 11.75%.

2)	OVERVIEW

	12/31/2014	12/31/2013
Branches and CSB - Client Service Branches (units)	5,070	5,025
ATM - Automated Teller Machines (units)	27,916	27,900
Employees	93,175	95,696
Activities Abroad	18 countries
Total Assets (R$ billion)	1,127.2	1,027.3
Total Loan Portfolio including Sureties, Endorsements and Guarantees (R$ billion)	526.2	482.9
Stockholder’s Equity (R$ billion)	100.6	84.2
Stockholders’ equity attributed to the owners of the parent company (R$ billion)	99.3	83.2
Net income (R$ billion)	21.9	16.5
Net income attributable to owners of the parent company (R$ billion)	21.6	16.4

3)	OUR HIGHLIGHTS

90 Years of Itaú Unibanco Holding

In 2014 we celebrated our 90th anniversary, a landmark in our history.

The trajectories of the former Casa Moreira Salles, founded in 1924, and Banco Central de Crédito, which started operations in 1945, spanned the 20th century, when these companies experienced both organic growth and growth through acquisitions, becoming two of the largest banks in Brazil. With the merger announced in November 2008, Itaú Unibanco became the largest private-owned bank in Brazil.

Over these nine decades, we have built up a company that has gone far beyond the dreams of our founders and has always remained loyal to its principles, currently represented by “Our Way of Making it Happen”.

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3.1) Corporate Events

Repurchase of shares – In 2014, we acquired 1.0 million preferred shares of own issue in the total amount of R$34.8 million at an average price of R$34.75 per share. In December 2014, the repurchase program was renewed for another year, through which the acquisition of up to 10.0 million common shares and 50.0 million preferred shares was authorized.

On a voluntary basis, and aiming for transparency with capital markets agents, since 2004 we have disclosed monthly the volumes traded and the prices practiced for those trades. For further information, please access www.itau.com.br/investor-relations > Corporate Governance > Repurchase of shares.

10% Bonus for Itaú Unibanco shares – In June 2014, our stockholders received, free of charge, a new share for every ten shares of the same type they held, with the cost assigned of R$29.83 per bonus share, thus generating a fiscal benefit. We emphasize that we maintained our monthly payments of dividends of R$0.015 per share.

Stockholders’ Compensation - In the year to date, we paid or declared for R$6.6 billion in dividends and interest on capital, net of taxes. The net payout for the last twelve months was 30.8%.

3.2) Approval by the Regulatory Bodies

The following were announced and approved in 2014:

•	Corporate restructuring of Itaú BBA, by BACEN, the Central Bank of Bahamas and by the Financial Superintendence of Colombia.

•	Tecban’s Shareholders’ Agreement, by CADE (Administrative Council for Economic Defense). The Shareholders’ Agreement became effective in November 2014; and

•	Sale of the Large Risk Insurance Operations to the ACE Group, by CADE and SUSEP (the Superintendence of Private Insurance).

•	Business Unification: Banco Itaú BMG Consignado S.A., by CADE (Administrative Council for Economic Defense) and BACEN.

Additionally, on January 29, 2014, we entered into an agreement with CorpBanca and its controlling stockholders for the merger between Banco Itaú Chile and CorpBanca. Some of the regulatory approvals required for the conclusion of this operation were already obtained.

3.3) Technology

We invest in technology because we believe that it is how we will be able to improve the world of our employees and clients. Our efforts are focused on the development of platforms and services that use the best of technology, with the purpose of streamlining and making easier the lives of everybody who relate with the bank, with a focus on mobility and convenience.

At December 31, 2014, our IT investments reached over 78% of the total investments planned for the 2012-2015 period, financed by internal funds. We expect to invest this total amount in data processing systems, purchase of software, system development and in our new Data Center built in the State of São Paulo.

Our Data Center, one of the largest in Latin American, had its construction concluded as planned and the configurations of the environmental infrastructure were successfully established. We have begun the migration of our systems and services, which are scheduled to be concluded in the second half of 2016.

DataCenterDynamics Brazil Awards – in November 2014 we won the award in the “Innovation in a Mega-Data Center” category. The DatacenterDynamics Awards recognizes innovation, leadership and original thinking in the Brazilian data center industry.

We made available to our clients:

New Platforms - Personnalité Digital and Uniclass Digital – customer service is online in these new platforms. Managers meet the clients’ needs on a remote basis, remaining available in working hours different from those at the physical branches. Manager and clients communicate in a number of ways (telephone calls, email, SMS and online chat), thereby promoting a remote and very convenient interaction.

Virtual Insurance Store and Performance Rooms - aiming at ensuring the best offer to both account holders and non-account holders in our electronic channels, we expanded the virtual insurance store, a pioneering undertaking in the insurance market, and set up “Performance Rooms”. Known as “our dotcom”, these provide for the monitoring of all our digital Insurance, Itaucard and Individuals operations in real time, in addition to following sales minute by minute – further information on the virtual insurance store, see to item 4.5. Itaú Seguridade;

APP Itaú Tokpag – An innovative application aimed at simplifying the lives of account holders by providing for a fast and safe forwarding of features to the contact list in your mobile with just one touch. Aimed at ensuring convenience to clients, this application also provides for the transfer of funds to other banks, making payments and forwarding proof of payment via email, and sending reminders to contacts via SMS and WhatsApp.

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Social networks – we consolidated our social networking strategy and reached outstanding results, be it in the customer service via SAC 2.0 (customer service in social networks) or in the involvement generated from contents developed in the various networks. We increased the number of responses to customer service requests via Twitter and Facebook by 130%, and improved the SLA (Service Level Agreement) first response time, which is currently at an average of 7 minutes.

With 7.5 million fans, our Facebook profile is the largest in the world in this segment; regarding Twitter, ours is the largest fan base in Brazil, with 402 thousand followers. The contents developed by the bank for the YouTube channel have already had over 144 million views, the best outcome among all companies in Brazil, in any segment.

4)	OUR PERFORMANCE

4.1) Performance
	%		bps
	Jan to	Jan to
ROE / ROA	Dec/14	Dec/13	Change
Return on average equity - annualized (1)	24,3	21,1	320
Return on average assets - annualized (2)	2,0	1,7	30

(1) Annualized return was calculated by dividing net income attributable to owners of the payment company by stockholder´s equity attributed to the owners of the payment company

(2) Annualized return was calculated by dividing net income attributable to owners of the payment company by average assets.

4.2) Income
		R$ billion	%
	Jan to	Jan to
Statement of Income for the Period	Dec/14	Dec/13	Change(1)
Banking product	91.7	79.4	15.5
Loan and Retained Claim Losses	(15.8)	(14.9)	6.3
Banking product net of losses on loans and claims	75.9	64.5	17.6
Other Operating Revenues (Expenses)	(47.0)	(43.7)	7.8
Net income before tax and social contribution	28.8	20.9	38.1
Income tax and social contribution	(6.9)	(4.3)	60.0
Net income	21.9	16.5	32.3
Net income attributable to owners of the parent company	21.6	16.4	31.2

(1) Change is calculated based on actual figures in units.

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The following contributed to the increase in net income:

Banking product: a 15.5% growth in relation to the same period of 2013, arising from the increase in interest and similar income, and service revenue, which increased 27.6% and 16.0%, respectively. Income from insurance, pension plan and capitalization operations, before claim and selling expenses, increased 3.8%. Our loan portfolio, with endorsements and sureties, posted a 9.0% increase in the period – additional information in item 4.3.1. Assets.

Losses on loans and claims: increase of only 6.3% in relation to the same period of 2013; this growth was lower than interest income due to the change in the composition of our loan portfolio started in 2011, which posted a decrease in default for the period, particularly in the individuals portfolio – additional information in item 4.3.1. Assets, Default.

Other operating revenues (expenses): increase of 7.8% in relation to the same period of 2013, particularly due to the growth in personnel expenses arising from the collective bargaining agreement entered into in the second half of 2014, third-party services, and sale of credit cards and also by the consolidation of expenses Credicard from the month of December 2013.

Risk-adjusted efficiency rate: improvement of 5.2 p.p., reaching 64.3% in 2014 year-to-date, as compared to 69.5% in 2013.

The ratio between service revenue in relation to general and administrative expenses was 61.9%, 5.0 percentage points above that reached in 2013.

4.3) Asset Data
		R$ billion	%
	December	December
Balance sheet	31.2014	31.2013	Change(1)
Total assets	1,127.2	1,027.3	9.7
Loan portfolio with endorsements and sureties	526.2	482.9	9.0
Allowance for loan losses	(22.4)	(22.2)	0.7
Total liabilities	1,026.6	943.1	8.9
Stockholders’ equity	100.6	84.2	19.5
Stockholders’ equity attributed to the owners of the parent company	99.3	83.2	19.3

(1) Change is calculated based on actual figures.

The highlights for the growth in the credit portfolio were the payroll loans and mortgage loans, reflecting our strategy of prioritizing lower risk portfolios.

4.3.1) Assets

Total consolidated assets reached R$ 1.13 trillion at the end of December 2014, which represented a growth of 9.7% when compared to the same period of the previous year.

The diversification of our business is reflected in the change in the composition of our loan portfolio in the last few years, focusing on origination in segments of lower risks and with increased guarantees.

Loan Portfolio

At December 31, 2014 the balance of the loan portfolio and lease operations, including endorsements and sureties, reached R$526.2 billion, an increase of 9.0% as compared to December 31, 2013.

At December 31, 2014, the breakdown of the portfolio, including endorsements and sureties, is as follows:

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Brazil – Individuals

Credit Card (Itaucard, Hipercard and partnerships)

We are leaders in the credit card segment in Brazil in terms of revenue.

The balance of the loan portfolio reached R$59.3 billion, a 11.6% increase as compared to the same period of the previous year.

From January to December 2014, the transacted amount in debit and credit cards reached R$313.3 billion, a 22.8% increase as compared to the same period of 2013.

Focused on our customer satisfaction, in August 2014 we launched the "Points Accelerator" in our “Sempre Presente” (always present) reward program. This feature enables clients to double the points in their credit card bills by paying a percentage of the monthly purchases and thereby being eligible for the early redemption of prizes and trips.

Since its launch, there were issued more than 5.3 million "Itaucard 2.0" cards, pioneer credit card in the Brazilian market and entered the country to international practice of interest calculation.

Payroll Loans

We are leaders in the origination and balance of payroll loans among the Brazilian private banks.

The balance of the loan portfolio reached R$40.5 billion (R$13.9 billion in our branch network and R$26.6 billion in the other trading channels), a 79.5% increase as compared to December 31, 2013, and reached 7.7% of the bank’s total loans.

Noteworthy are the portfolios of retirees and pensioners from the INSS, and employees from the public sector, which in overall increased 148% as compared to December 2013.

Personal Credit

The balance of the loan portfolio reached R$28.5 billion, a 5.0% increase as compared to the same period of the previous year.

Mortgage Loans

We are the leaders in mortgage loans to individuals among the Brazilian private banks. Our offer is made by the network of branches, development companies, and real estate agencies.

The balance of the loan portfolio reached R$29.1 billion, a 18.8% increase in 12 months, with loan to value (ratio of a loan to the value of an asset purchased) of approximately 42,4%.

In 2014, we carried out approximately 32.2 thousand financing operations to borrowers, in the amount of R$9.5 billion. For entrepreneurs, the volume of financing operations contracted generated 28.0 thousand new units, in the amount of R$5.4 billion, according to the Brazilian Association of Real Estate Loans and Savings Companies (ABECIP).

In October 2014 we launched the “Home Equity Loan” product, which enables clients to borrow up to 50% of the value of the intended real estate (either residential or commercial) settled in his/her name.

Vehicles

The balance of the loan portfolio reached R$29.0 billion, with loan to value (ratio of a loan to the value of an asset purchased), average for the portfolio, of approximately 73.7% in December 2014.

From January to December 2014, vehicle financing reached R$12.4 billion, with an average term of 39 months, being that half of the transactions were carried out with maximum terms of up to 36 months.

In addition to the offers carried out by the network of branches, car dealers, resellers and partnerships, we focused on our client solutions through the iCarros, a website dedicated to financial services and ads, in which we reached an average of 13 million hits per month.

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Brazil - Companies

Large Companies

The balance of the loan portfolio reached R$211.6 billion at December 31, 2014.

The portfolio is composed of loans in local and foreign currency, mandatory loans and guarantees, with excellent quality.

We were recognized by LatinFinance as the “Best Infrastructure Bank: Brazil”. This award places us in an outstanding position in relation to other financial institutions, and it was the first of its kind for a Brazilian bank received this award.

Very Small, Small and Medium Market Companies

The balance of the loan portfolio reached R$84.1 billion at December 31, 2014.

In 2014, we focused on reviewing and streamlining our product offering for very small, small and middle-market companies. For example, the “Conta Certa” (right account), in addition to including more services, enables the clients to customize the number of payment forms, wire and electronic transfers (DOCs and TEDs), custody of cheques, among others, in accordance with their need. Until December 2014, we had approximately 1.0 million accounts in this modality.

Latin America

Our loan portfolio posted a 12.4% increase as compared to December 2013, and the depreciation of the Latin American currencies against the Brazilian real had a substantial impact. The variation of the portfolio in the period was 13.6%, not considering the effect of the respective currencies against the Real.

The individuals segment posted a 18.7% increase (19.5% in legal tender), and noteworthy is the 17.6% increase (19.9% in legal tender) in Chile’s portfolio, as compared to the same period of the previous year.

The companies segment increased 9.1% (10.5% in legal tender), and noteworthy is the increase in the portfolios of Chile and Uruguay, which posted increases of 4.0% (6.0% in legal tender) and 30.2% (30.3% in legal tender), respectively.

We were recognized as the “Best Bank in Paraguay” by the Global Finance magazine in 2011, 2012, 2013 and 2014, “Best Private Banking Services Overall in Paraguay” and in Uruguay as the best bank in the country, both by Euromoney magazine. We were also granted two awards in Chile, from Morningstar 2014, as the “Best Fixed Income Manager” and the “Best Fixed Income Mutual Fund” in Latin America.

Default

3.1%: lowest default rate since the association of Itaú and Unibanco, in 2008.

Our policy for mitigating risk in credit granting, started in 2011, resulted in the improvement of the default rate for the 10th consecutive quarter, mainly impacted by the change in the credit profile of our portfolio.

•	Total delinquency ratio (transactions overdue for over 90 days) reached 3.1% at December 31, 2014, posting a decrease of 60 basis points as compared to December 2013;

•	In the individuals portfolio it reached 4.7% at the end of December 2014, dropping 110 basis points as compared to the same period of the previous year, and

•	In the companies portfolio, it reached 1.7% at the end of December 2014, a decrease of 30 basis points, as compared to the same period of the previous year.

4.3.2) Funding

Total free, raised and managed own assets totaled R$1.6 trillion at December 31, 2014.

As compared to December 2013, we recorded a 12.2% increase in demand deposits combined with savings deposits. At December 31, 2014, the loan portfolio to funding ratio reached 97.8%.

4.3.3) Capital Strength

In order to ensure our strength and the capital availability to support our business growth, the regulatory capital levels were kept above the requirements to cover the risks, as evidenced by the Basel ratio (see to the Risk Management – Pillar 3 report in the Corporate Governance section on the IR website).

At the end of December 2014, the Basel ratio reached 16.9%, of which 12.5% of Tier I Capital and 4.4% of Tier II Capital, mainly composed of shares, quotas, reserves and retained earnings, and subordinated debt. These indicators evidence the effective capacity of absorbing losses.

Our subordinated debt, which is part of our Tier II regulatory capital, reached R$53.9 billion at December 31, 2014.

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Credit Risk Rating by Rating Agencies – In 2014, the changes in ratings and in the outlook of ratings of Itaú Unibanco Holding occurred due to external factors, as follows: (i) the Brazilian sovereign rating was downgraded by Standard & Poor’s; (ii) the outlook of ratings of the Brazilian government securities was downgraded, from steady to negative, by Moody’s; and (iii) the guidelines for national scale ratings corresponding to the international scale of Standard & Poor’s were revised. See to our ratings on the IR website (www.itau.com.br/investor-relations) in the section Itaú Unibanco > Market Opinion.

4.4) Services

We are constantly seeking to implement and focus on the sale of new products and services that add value to our clients and diversify our sources of income, allowing for the growth of our non-financial income arising mainly from banking service fees, income from bank charges and from insurance, pension plan and capitalization operations.

Asset Management

In December 2014, Itaú Asset Management reached R$388.3 billion in assets under management, according to the ANBIMA management ranking, accounting for 14.5% of the market. Fitch Ratings has affirmed the International Scale Asset Manager Rating for Itaú Asset Management at the “Highest Standard”, representing that our investment platform and operational structure is superior to the standards used by institutional investors in international markets.

Kinea, the alternative investments management company, holds R$5.9 billion in managed assets.

Custody and Bookkeeping Services

In the custody market, we hold R$971.5 billion in assets, according to the ANBIMA ranking in December 2014, which represents a 7.9% increase as compared to December 2013.

We provided services to 227 companies listed on the BM&FBOVESPA, accounting for 62.5% of the total; in Debenture Bookkeeping, we operated as the bookkeeper of 478 issues in November 2014, which represented a 23.5% increase as compared to December 2013.

Consortium (Vehicles and Properties)

In December 2014 the balance of installments receivable reached R$10.9 billion, an increase of 10.9% as compared to December 2013.

Income from administration from January to December 2014 reached R$ 610 million.

We reached approximately 402 thousand agreements in force in December 2014, a 8.0% increase as compared to the same period of the previous year.

Investment Banking

In 2014, we provided financial advisory services on 78 merger and acquisition operations in Brazil, totaling US$25.0 billion, and achieved the leadership position in the Thomson Reuters ranking.

In fixed income, we took part in debentures, promissory notes and securitization transactions, which totaled R$21.2 billion in the period from January to December 2014. In international issues of fixed income, we acted as the joint bookrunners of offerings with a total volume of US$12.1 billion by December.

Our operation also comprises Chile, with the broker, and Argentina, Colombia, Peru and Mexico, where we have representation offices, supplementing our coverage to the head offices of our international clients, operating through the units in Europe, the United States, the Caribbean, the Middle East and Asia. The international coverage is key to the performance of cross-border mandates in M&A and Capital Markets.

Electronic Payment Means

In 2014 total debit and credit revenue reached R$353.0 billion, representing a 16.4% increase in relation to 2013. We closed the period with 1.8 million equipment pieces, a 17.1% growth as compared to the previous year.

Focused on the consolidation of REDE as a platform of electronic and physical payment means, offering high quality service, and more security and convenience to our clients, we highlight two initiatives, as follows:

•	The acquisition of maxiPago!, a Brazilian electronic payment means company, which operation was approved by the proper regulatory authorities in December 2014 and concluded in the first half of January 2015. With this operation, we are able to offer an integrated multi-merchant acquiring solution, integrating virtual stores and payment means services; and

•	the commercial partnership with Bematech in October 2014, aimed at offering to small and medium retailers innovative solutions related to mobile commercial automation, management of operations, electronic transaction of funds and fiscal platform integration (electronic consumer invoice).

4.5) Itaú Seguridade (Insurance, Pension Plan and Capitalization)

Insurance

Our strategy is to operate under the bancassurance model, focused on the sale of massive personal and property insurance, typically related to banking retail with our clients.

The change in earned premiums was 4.9% in relation to 2013, reaching R$6.0 billion (not including our share in Porto Seguro, in which we hold 30% of capital). Net income grew 43.0% in relation to the same period of 2013. Technical provisions for insurance reached R$5.9 billion at December 31, 2014. Retained claims reached R$2.0 billion in the 2014 year-to-date, a 3.3% decrease in relation to the same period of 2013, particularly influenced by minor claims in the Personal Injury Caused by Land Motor Vehicles (DPVAT) line. This year, we also had the sale of the major risk operations and the rescission of extended warranty operations with Via Varejo.

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The insurance ratio reached 13.5% in 2014.

The growth of sales of insurance policies in electronic channels was 42.9% in 2014 as compared to the same period of the previous year, reaching 15.4% of total new policies. Noteworthy is our Virtual Insurance Store, which, in addition to personal accident, residence and travel products, now offers corporate and automobile insurance.

Aiming at meeting our client’s needs, we reviewed the characteristics of products, expanded the offer channels and implemented sales strategies in line with the client's moment. As a result, sales to accounts holders posted a 21.6% increase and credit life products and protected card increased 27.7% and 29.2%, respectively, in relation to the previous year.

Pension Plan

The total funding for the pension plans amounted to R$17.5 billion from January to December 2014. Income from management fees reached R$1.16 billion, and technical provisions increased 16.8% in the same period, totaling R$103.7 billion at December 31, 2014.

In November 2014, according to the National Federation of Private Pension Funds and Life Insurance (FENAPREVI), the market share of total technical provisions was 24.0%, whereas individual plans accounted for 24.4%.

Capitalization

In capitalization, we posted a 2.9% increase in the certificates in force in 2014 when compared to 2013. Technical provisions for capitalization reached R$3.0 billion at December 31, 2014, and the collection with capitalization certificates reached R$2.3 billion from January to December. In digital channels, total certificates sold grew 85.5% in 2014, as compared to 2013.

In 2014, we reviewed the sales strategies to account holders in branches, thus resulting in a 31.1% increase in the sale of capitalization certificates with monthly payment, as compared to 2013.

4.6) Stock Market

Market value - At December 31, 2014, Itaú Unibanco was ranked the 23rd largest bank in the world based on the market value criterion (R$ 190.2 billion), according to the Bloomberg ranking.

Performance of our shares – in 2014, our preferred shares (ITUB4) and common shares (ITUB3) outperformed the Bovespa Index (IBOVESPA), as shown in the graph below:

Volume of transactions - the daily average volume of transactions of our shares on BM&FBOVESPA from January to December 2014 was 25.5 thousand per session, 18.4% higher than in the same period of last year, with an average volume of R$16.4 thousand per transaction. In Ibovespa, the daily average volume of transactions increased 5.2% and the average volume per transaction was R$8.0 thousand.

In 2014, the total financial volume of our stocks traded on BM&FBOVESPA was R$112.0 billion, 30.9% higher than in 2013. Of this total, 93.3% was traded in the spot market.

Itaú Unibanco Holding S.A. – Complete Financial Statements in IFRS – December 31, 2014	11

Presence in Market Indexes

In 2014, BMF&FBOVESPA disclosed the composition of the stock portfolios that make up market indexes, effective for the period from September to December 2014.

In Ibovespa, the most widely followed stock index in Brazil, our preferred share (ITUB4) is the most widely traded ticker.

In the table below, we point out the presence in the following indexes:

Portfolios from September to December 2014

Indexes	Itaú Unibanco % Presence
Ibovespa	9.98
IBrX50 - Brazil 50 Index	10.34
IFNC - BM&FBOVESPA Financials Index	20.00
ISE – Corporate Sustainability Index	5.88
IGCX - Special Corporate Governance Stock Index	7.70

Indexes related to sustainability are noteworthy:

Corporate Sustainability Index (ISE) – we were selected, for the 10th consecutive year, to make up the ISE portfolio. The index is a tool for comparative analysis of performance of the companies listed on BM&FBOVESPA under the sustainability aspect in environmental, social, economic and financial elements.

Dow Jones Sustainability World Index (DJSI) - we were selected for the 15th consecutive year to make up the DJSI, the main sustainability index in the world, in its 2014/2015 edition. We are the only Latin American bank to be part of the index since its creation. In this edition, we achieved the best rate in the banking sector in the criteria “Anti-Crime Policies/Actions”, “Brand Management” and “Financial Stability and Systemic Risk”.

Carbon Disclosure Project Latin America (CDP)- we were acknowledged by the CDP among the ten companies Leaders in Transparency, in the 2014 Edition of the “Climate Changes” questionnaire. The Leaders in Transparency are those companies recording scores among the top 10% of the universe invited to disclose information.

Carbon Efficient Index (ICO2) – considering our commitment to climate governance, we remain in the ICO2 portfolio, of which we have been part since its creation in 2010. The portfolio is composed of shares of companies included in IBrX-50 which accept to take part in ICO2, adopting transparent practices regarding their greenhouse gas emissions (GGE).

Relations with the market

We took part in 24 conferences and 7 road shows in Brazil and abroad, and held 22 Apimec (Association of Capital Market Analysts and Investment Professionals) meetings in 2014 in Brazil, with the attendance of over 3.4 thousand people, thus strengthening our relations with stockholders, analysts and investors of the capital markets. As a result of our activities, we received the following acknowledgements:

•	IR Magazine Awards Brazil 2014: promoted by the Brazilian Investor Relations Institute (IBRI) and IR Magazine, we were acknowledged in 7 categories: Grand Prix for the Best Investor Relations Program (large cap), Best Use of Technology (large cap), Best Teleconference, Best Meeting with Investors (large cap), Best Annual Report, Best Performance in Investor Relations in the 2005-2014 period (large cap), and Best Investor Relations in the Financial Sector.

•	Latin American Executive Team 2014: sponsored by the Institutional Investor Magazine, we won in the “banks” category as the Best Investor Relations by the Sell and Buy Sides; Best CEO by the Sell and Buy Sides; Best CFO of Banks by the Buy Side; and Best Investor Relations Professional by the Buy Side and Sell Side.

•	Apimec Award: we won for the 6th time the Publicly-Held Company Award – Category A, granted by Apimec, related to 2013.

Itaú Unibanco Holding S.A. – Complete Financial Statements in IFRS – December 31, 2014	12

The table below shows the main market indicators at December 31, 2014:

		R$	%
	December	December
Shares	31, 2014	31, 2013	Change
Net income per share - basic(1)
Common shares	3.94	3.01	30.9
Preferred shares	3.94	3.01	30.9
Net income per share - diluted(2)
Common shares	3.92	3.00	30.7
Preferred shares	3.92	3.00	30.7
Dividends/Interest on capital, net per share	1.2204	1.0340	18.0
Market value (in billions)(3)(4)	190.2	157.0	21.1

(1) Calculated by dividing the net profit attributable to shareholders by the average number of shares, excluding the number of shares purchased by the company held in treasury.

(2) Calculated similarly to (1), including the denominator (adjusted weighted average shares) actions related to stock options granted to the Stock Option Plan, assuming the potential plan of stock option exercise (Note 21a).

(3) Calculated based on the average quotation of preferred shares on the last day of the period (quotation of average PN multiplied by the number of outstanding shares at the end of the period).

(4) Considering the closing quotation of common and preferred (ON and PN) shares multiplied by total outstanding shares of each type of shares, the market value reached R$183.1 billion on December 31, 2014 and R$150.7 billion on December 31, 2013, resulting a variation of 21.5%.

4.7) Statement of Added Value

The distribution of added value is an accounting reference that allows for a view of how the generation of the bank’s value is distributed among its different audiences. Our added value, which shows the wealth generated for the community, reached R$55.3 billion in 2014, (disregarding the hedge tax effect), a 23.0% increase when compared to 2013. This result refers to the direct economic value generated and distributed by us, including income, operating costs, employee compensation, donations and other investments in the community, retained earnings and payments to capital providers and governments, as shown:

Itaú Unibanco Holding S.A. – Complete Financial Statements in IFRS – December 31, 2014	13

5)	PEOPLE

Regarding our total number of 93.2 thousand employees at December 31, 2014, we can highlight:

▪	over 7.0 thousand employees are located in foreign units.

▪	1.4 thousand students were recruited to the Itaú Unibanco Intern Program, which hire average is 58.0%;

▪	1.5 thousand are employees who were hired in diversity programs, i.e. the Apprentice Program and Program for Inclusion of Disabled People.

▪	The employees’ fixed compensation plus charges and benefits totaled R$11.5 billion for the year; and

▪	Over R$94.7 million were invested in training programs, totaling 1.6 million hours.

42 people were selected for the 2015 Itaú Unibanco Trainee Program. Among those who applied for the program, were young people from across the country took part in it, in addition to our interns and collaborators eligible for the program.

The turnover rate, which measures the ratio of employees hired and terminated (either voluntary or not) in 2014 was 10.09%. We invested in the employee relocation program, whose purpose was to create opportunities for internal transfers, considering the availability of openings and the profile of internal employees. In 2014, we relocated 578 employees internally.

Conducted annually with all employees, the “Fale Francamente” (speak frankly) survey measures the employee’s satisfaction within the organizational environment and people management. In 2014, 89% of the employees voluntarily took part in the survey in Brazil and abroad. The satisfaction rate was 80% in Brazil and abroad, a 4 percentage points increase as compared to 2013.

In 2014 we were the winners of the “As Melhores da Dinheiro 2014” (the best of Dinheiro 2014) in the Human Resources category. Promoted by Isto É Dinheiro magazine, this award acknowledges the best companies of the year by using management criteria, as follows: financial sustainability, human resources, innovation and quality, social and environmental responsibility and corporate governance.

6)	SUSTAINABILITY

Sustainability is incorporated into the corporate strategy by means of a consolidated governance structure integrated into business, which permits the internalization of social and environmental topics into daily activities and processes. Long-term strategic decisions on sustainability are discussed on an annual basis in the Board of Directors meeting and in the Executive Committee. Since 2011, our sustainability activities have been based on three strategic focuses: financial education, dialogue and transparency, and social and environmental risks and opportunities.

The management of social and environmental risk is based on the identification, measurement, mitigation and monitoring of risks. In 2014, the Sustainability Policy was revised in accordance with the criteria established in BACEN Resolution No. 4.327. In accordance with this policy, the social and environmental risks are analyzed based on the characteristics, needs, exposure to risks and specificities of each business front.

In financial education, we highlight the program for client companies with 800 service centers (PABs), in which over 7.0 thousand individual clients have already been impacted. By assessing the financial indicators of the clients impacted, the program proved itself efficient, since in two years the percentage of clients with private pension plans increased from 17% to 26% and the investment percentage from 40% to 59%. Also in 2014, we participated in 16 editions of the TV Globo program – Encontro com Fátima Bernardes (meeting with Fátima Bernardes) – to present financial guidance in a simple way for approximately 51 million viewers.

7)	PRIVATE SOCIAL INVESTMENT

Investments in the social area – particularly those focused on the improvement of education, health, culture, sports and urban mobility – are aligned with the institution’s purpose of transforming the people’s world for the better.

Our purpose is to use the same expertise and efficiency that we apply to business in the development of projects, technologies and tools that encourage people to acquire more knowledge and critical awareness in order to make better choices.

In 2014, we invested R$485.1 million in projects, either through allowances incentivized by laws (Rouanet Law, Sports Incentive Law) or through donations and sponsorships made by Itaú Unibanco, contributing to projects focused on education, health, culture, sports and mobility.

Sponsorship	Amount(R$ million)	Number of Projects
Not incentivized(1)	273.1	161
Education	134.1	140
Culture	83.2	8
Sports (*)	6.2	6
Urban Mobility	49.7	7
Incentivized(2)	212.0	288
Education	22.0	85
Health	57.8	44
Culture	111.2	142
Sports	21.0	17
Total	485.1	449

(1) Own funds of the bank’s companies and own budgets of foundations and institutions.

(2) Funds with tax incentive through laws such as Rouanet, Sports Incentive Law, among others.

(*) it does not consider FIFA World Cup 2014 and Miami Open Tennis sponsorships.

7.1) Education and Health

Fundação Itaú Social – with activities in the whole Brazilian territory, it is focused on the support, development and strengthening of programs aimed at improving public education policies, enhancing the commitment of our employees – and society in general – through a volunteer culture and systematized evaluation of social projects. Thus, it has devised, implemented and disseminated methodologies to improve public policies in the educational area, always together with governments, companies and non-governmental organizations. In 2014, we highlight the following events:

Itaú Unibanco Holding S.A. – Complete Financial Statements in IFRS – December 31, 2014	14

•	Olimpíada de Língua Portuguesa Escrevendo o Futuro (Portuguese language olympiad - writing the future): with the participation of 90% of the Brazilian cities, 100,283 teachers enrolled, benefiting over 5 million students;

•	Itaú Criança (Itaú child): reading incentive campaign, that distributed over 4 million books free of charge;

•	Prêmio Itaú-Unicef (Itaú-Unicef award): participation of 1,700 social managers and educators being trained in full-time education.

Instituto Unibanco – devises, assesses and disseminates solutions that bring changes in the reality of high schools, to expand the youth’s learning opportunities, in search for a fairer and transformative society.

The main programs are:

•	Jovem de Futuro (youth with a future): in 2014, 2,162 public schools took part in the Jovem de Futuro program, benefiting 981.4 thousand students (according to the 2013 School Census), in seven states.

•	Estudar Vale a Pena (studying is worthwhile): In 2014, 882 volunteers were engaged in actions that benefited approximately 7.1 thousand high school students.

Instituto REDE - in 2014, it organized lectures, courses and workshops attended by 3.6 thousand entrepreneurs, and it sponsored the Global Entrepreneurship Week organized by Endeavor Brasil.

Just in the health area, we supported 44 projects, an incentive that exceeded R$57.8 million in 2014, with actions focused on senior citizens, prevention and treatment of cancer, and disabled people.

7.2) Culture

Instituto Itaú Cultural - in 2014, Itaú Cultural continued with its mission: “to inspire and be inspired by the sensitivity and creativity of people to generate transforming experiences in the world of Brazilian art and culture”. Approximately 440 national and international activities conducted over 2014 were visited by 330 thousand people, with 22 exhibitions, two cases in “Espaço Memória” and the website had over 12.0 million single hits. Itaú Cultural is the first institution to make available the encyclopedia of art and Brazilian culture on the internet, fully free of charge, with over 8 thousand entries (http://enciclopedia.itaucultural.org.br/).

Since 2009, the institute has been present on Facebook, and has 702 thousand fans, being the largest page of a Brazilian cultural institution. In addition, we are active on Twitter (77 thousand followers), on Youtube channel (we had over 3.6 million views distributed in a collection of over 4,000 videos about art and Brazilian culture) and on Instagram, a social network on which we have been present for a little over one year, and we are about to reach the milestone of 5,000 followers.

Espaço Itaú de Cinema – established in 1995, as Espaço Unibanco, the Itaú Unibanco movie theaters rooms show independent movies in Brazil. Present in six cities with eight movie complexes, their 56 screening rooms contribute to the access to culture in Brazil. In 2014, about 7.6 million people went to Espaço Itaú de Cinema.

7.3) Sports

We have invested in the development of sports because we understand its transformational potential from citizenship building. We sponsor different projects, always aimed at making the sports practice a social practice, which benefits the community and transforms the people’s world.

Our involvement with soccer started over 20 years ago, when we sponsored the broadcast of games in several competitions. We have sponsored the Brazilian soccer team since 2008, in all categories, and in the beginning of 2011 we also started to sponsor the Brazilian beach soccer team. In addition to soccer, we have supported a number of projects in the tennis tour and we annually organize the Itaú Masters Tour (12th edition). We have also been present in tournaments such as the Rio Open and the Miami Open.

Finally, we support Caravana do Esporte (sports caravan), which, since 2009, has qualified almost 18 thousand teachers from 17 Brazilian states, assisting over 200 thousand children directly and 1.8 million indirectly. We are sponsoring, for one more year, the Liga de Desporto Universitário (university sports league), the largest university sports project in the country.

Empresário Amigo do Esporte (Entrepreneur Friend of Sports) Award (Ministry of Sports) – in December 2014, we were acknowledged by the Ministry of Sports as one of the largest investors in national sports through the Sports Incentive Law.

7.4) Urban Mobility

We have invested in the urban mobility cause in big cities, valuing the bicycle as a means of transportation, transforming the way people live and relate to their cities. To achieve this objective, our platform is composed of bicycle sharing programs, actions to improve infrastructure in the cities and awareness initiatives for a more harmonic coexistence among the different means of transportation. In 2014, we expanded our sharing programs to another 2 capitals (Belo Horizonte and Brasília), in addition to consolidating the existing ones (São Paulo, Rio de Janeiro, Pernambuco, Salvador and Porto Alegre). We finished the year with over 650 active stations, totaling over 6.5 thousand public bicycles, the famous “little orange bicycles”, which carried out over 3.3 million commutes in 2014 alone. We have also started an operation in Santiago, Chile.

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8)	OUR CORPORATE GOVERNANCE

Annual Stockholders’ Meeting – Our Annual Stockholder’s Meeting, which is the main decision-making body and is attended by stockholders in the first quarter of each year, will be held on April 17, 2015.

Management Report under IFRS – starting this year, we simultaneously publish the Management Report and the Annual Financial Statements in accordance with the international finance reporting standards (IFRS).

Related-Party Transaction Policy – in December 2014, a change was approved in the current corporate governance to establish that the Related Parties Committee will give prior approval to a transaction, or a series of related transactions, whose amount, over a one-year period, is equal to or higher than R$1.0 million, subject to the other conditions set forth in said Policy.

Integrated Report - the document for fiscal year 2014 will follow the international financial reporting standards (IFRS), in addition to the guidelines of the International Integrated Report Council (IIRC). In 2014, we were the only Brazilian private bank to prepare this publication and one of the few companies to take part in the Pilot and Frontrunners programs.

Company Reporting IFRS Annual Report Benchmarking - in 2014, the second consecutive year, we led the ranking of this study, a report that analyzes, on an independent, technical and in-depth basis, the financial statements disclosed by the companies and their competitors.

9)	AWARDS AND RECOGNITION

In the period, we received significant recognition from the market, such as:

Bank of the Year (The Banker Magazine)	In November 2014, we were elected the bank of the year in the Americas by the British Magazine, The Banker, We also were acknowledged as the bank of year in Brazil, Paraguay and Uruguay by the same publication. Circulating since 1926, The Banker belongs to the Financial Times group and is recognized by the industry as the most prestigious magazine in the financial sector.

The Most Admired Companies in Brazil (Carta Capital Magazine)	We were ranked first in the “Retail Bank” segment. Itaŭ BBA was the winner in the “Corporate Bank” financial segment.

Guia Exame de Sustentabilidade (Sustainability Exame Guide) (Exame Magazine)	In November 2014, we were elected the most sustainable company of the year in the category “Financial Institutions, Banks and Insurance Companies”. Granted by Exame magazine, the acknowledgement is one of the most important one for the sector in the Brazilian territory.

Latin Finance’s Banks of the Year 2014 (Latin Finance magazine)	We were recognized as the bank of the year in Paraguay and Uruguay. These achievements highlight our operations in these countries and our reputation as a bank specialized in Latin America. In addition to international recognition, the magazine also named Itaǔ BBA as the best investment bank in Brazil.

Most Valuable Brazilian Brands in 2014 (Intebrand)	Valued at R$21.7 billion in 2014, our brand is the leader in this ranking for the eleventh consecutive time. REDE, our company of electronic payment means, valued at R$ 470 million, was included in the ranking for the first time, holding the 21st position.

MVP Brasil 2014: Mais Valor Produzido (More Value Produced) (DOM Strategy Partners in partnership with Padrão Group)	We were the company that generated more value to our audiences in Brazil in 2014. The survey identifies companies that produce and protect value not only for themselves, but also for their consumers, shareholders, employees and society.

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10) REGULATION

10.1) INDEPENDENT AUDITORS – CVM Instruction No. 381

Procedures adopted by the Company

The policy adopted by us, including our subsidiaries and parent company, to engage non-audit related services from our independent auditors is based on the applicable regulations and internationally accepted principles that preserve the auditor’s independence. These principles include the following: (a) an auditor cannot audit his or her own work, (b) an auditor cannot function in the role of management at his or her client; and (c) an auditor cannot promote the interests of his or her client.

During the period from January to December 2014, the independent auditors and related parties did not provide non-audit related services in excess of 5% of total external audit fees.

According to CVM Instruction No. 381, we list below the engaged services and related dates:

•	January 13 and 22, and March 14 – acquisition of technical material;

•	January 29 – review of contingencies and tax risks in potential acquisition of companies;

•	May 16 – review of tax returns;

•	June 13 – independent review of the application of “2013 COSO Framework” of internal controls;

•	September 11 – independent review of tax and accounting aspects of foreign operations;

•	October 20 – independent review of credit models; and

•	December 15 – application of tax advisory procedures and transfer pricing.

Independent Auditors’ justification - PricewaterhouseCoopers

The provision of the above described non-audit related professional services do not affect the independence nor the objectivity of the external audit of Itaú Unibanco, its parent and subsidiary/affiliated companies. The policy adopted for providing non-audit related services to Itaú Unibanco is based on principles that preserve the independence of Independent Auditors, all of which were considered in the provision of the referred services, including the approval by the Audit Committee.

10.2) Accounting practices adopted in Brazil (BRGAAP)

We disclosed the consolidated financial statements in accordance with the international financial reporting standards (IFRS) accounting practices adopted in Brazill (BRGAAP) at the same date of this publication, pursuant to CVM/SEP Circular Letter No. 01/13. The complete financial statements are available on the Investor Relations website of Itaú Unibanco (www.itau.com.br/investor-relations > Financial Information).

11) ACKNOWLEDGEMENTS

We thank our employees for their determination and skills which have been essential to reaching consistent and differentiated results, and our stockholders and clients for their trust.

(Approved at the Board of Directors' Meeting of February 2, 2015).

Itaú Unibanco Holding S.A. – Complete Financial Statements in IFRS – December 31, 2014	17

ITAÚ UNIBANCO HOLDING S.A.

Consolidated Balance Sheet

(In millions of Reais)

Assets	Note	12/31/2014	12/31/2013
Cash and deposits on demand	4	17,527	16,576
Central Bank compulsory deposits	5	63,106	77,010
Interbank deposits	6	23,081	25,660
Securities purchased under agreements to resell	6	208,918	138,455
Financial assets held for trading	7a	132,944	148,860
Pledged as collateral		37,366	25,743
Other		95,578	123,117
Financial assets designated at fair value through profit or loss	7b	733	371
Derivatives	8 and 9	14,156	11,366
Available-for-sale financial assets	10	78,360	96,626
Pledged as collateral		22,250	18,851
Other		56,110	77,775
Held-to-maturity financial assets	11	34,434	10,116
Pledged as collateral		6,102	5,095
Other		28,332	5,021
Loan operations and lease operations portfolio, net	12	430,039	389,467
Loan operations and lease operations portfolio		452,431	411,702
(-) Allowance for loan and lease losses		(22,392)	(22,235)
Other financial assets	20a	53,649	47,592
Investments in associates and joint ventures	13	4,090	3,931
Goodwill	3a and d	1,961	1,905
Fixed assets, net	15	8,711	6,564
Intangible assets, net	16	6,134	5,797
Tax assets		35,243	34,742
Income tax and social contribution - current		3,329	1,955
Income tax and social contribution - deferred	27b	31,129	31,886
Other		785	901
Assets held for sale	36	196	117
Other assets	20a	13,921	12,142
Total assets		1,127,203	1,027,297

The accompanying notes are an integral part of these consolidated financial statements.

Itaú Unibanco Holding S.A. – Complete Financial Statements in IFRS – December 31, 2014	18

ITAÚ UNIBANCO HOLDING S.A.

Consolidated Balance Sheet

(In millions of Reais)

Liabilities and stockholders' equity	Note	12/31/2014	12/31/2013
Deposits	17	294,773	274,383
Securities sold under repurchase agreements	19a	288,683	266,682
Financial liabilities held for trading	18	520	371
Derivatives	8 and 9	17,350	11,405
Interbank market debt	19a	122,586	111,376
Institutional market debt	19b	73,242	72,055
Other financial liabilities	20b	71,492	61,274
Reserves for insurance and private pension	30c ll	109,778	99,023
Liabilities for capitalization plans		3,010	3,032
Provisions	32	17,027	18,862
Tax liabilities		4,465	3,794
Income tax and social contribution - current		2,835	1,655
Income tax and social contribution - deferred	27b II	201	328
Other		1,429	1,811
Other liabilities	20b	23,660	20,848
Total liabilities		1,026,586	943,105
Capital	21a	75,000	60,000
Treasury shares	21a	(1,328)	(1,854)
Additional paid-in capital	21c	1,508	984
Appropriated reserves	21d	8,210	13,468
Unappropriated reserves		16,301	12,138
Cumulative other comprehensive income		(431)	(1,513)
Total stockholders’ equity attributed to the owners of the parent company		99,260	83,223
Non-controlling interests		1,357	969
Total stockholders’ equity		100,617	84,192
Total liabilities and stockholders' equity		1,127,203	1,027,297

The accompanying notes are an integral part of these consolidated financial statements.

Itaú Unibanco Holding S.A. – Complete Financial Statements in IFRS – December 31, 2014	19

ITAÚ UNIBANCO HOLDING S.A.

Consolidated Statement of Income

Periods ended

(In millions of Reais, except for number of shares and earnings per share information)

	Note	01/01 to 12/31/2014	01/01 to 12/31/2013	01/01 to 12/31/2012
Banking product		91,657	79,387	81,172
Interest and similar income	23a	120,115	94,127	96,364
Interest and similar expense	23b	(72,977)	(46,361)	(48,067)
Dividend income		215	205	323
Net gain (loss) from investment securities and derivatives	23c	(724)	(5,924)	1,463
Foreign exchange results and exchange variations on transactions		9,644	6,594	3,755
Banking service fees	24	26,342	22,712	18,944
Income from insurance, private pension and capitalization operations before claim and selling expenses		6,888	6,639	6,108
Income from insurance and private pension	30b III	22,797	23,327	24,748
Premium reinsurance	30b III	(1,031)	(1,523)	(1,166)
Change in reserves for insurance and private pension		(15,436)	(15,628)	(17,970)
Revenue from capitalization plans		558	463	496
Other income	25	2,154	1,395	2,282
Losses on loans and claims		(15,801)	(14,870)	(21,354)
Expenses for allowance for loan and lease losses	12b	(18,832)	(17,856)	(23,982)
Recovery of loans written-off as loss		5,054	5,061	4,663
Expenses for claims		(2,430)	(3,155)	(3,320)
Recovery of claims under reinsurance		407	1,080	1,285
Banking product net of losses on loans and claims		75,856	64,517	59,818
Other operating income (expenses)		(47,048)	(43,652)	(42,402)
General and administrative expenses	26	(42,550)	(39,914)	(38,080)
Tax expenses		(5,063)	(4,341)	(4,497)
Share of profit or (loss) in associates and joint ventures	13	565	603	175
Income before income tax and social contribution	27	28,808	20,865	17,416
Current income tax and social contribution		(7,209)	(7,503)	(7,716)
Deferred income tax and social contribution		262	3,160	3,491
Net income		21,861	16,522	13,191
Net income attributable to owners of the parent company	28	21,555	16,424	12,634
Net income attributable to non-controlling interests		306	98	557
Earnings per share - basic	28
Common		3.94	3.01	2.31
Preferred		3.94	3.01	2.31
Earnings per share - diluted	28
Common		3.92	3.00	2.30
Preferred		3.92	3.00	2.30
Weighted average number of shares outstanding - basic	28
Common		2,770,034,003	2,770,034,003	2,770,034,003
Preferred		2,699,460,382	2,692,213,780	2,696,697,363
Weighted average number of shares outstanding - diluted	28
Common		2,770,034,003	2,770,034,003	2,770,034,003
Preferred		2,724,080,698	2,713,733,080	2,715,295,033

The accompanying notes are an integral part of these consolidated financial statements.

Itaú Unibanco Holding S.A. – Complete Financial Statements in IFRS – December 31, 2014	20

ITAÚ UNIBANCO HOLDING S.A.

Consolidated Statement of Comprehensive Income

Periods ended

(In millions of Reais)

	Note	01/01 to 12/31/2014	01/01 to 12/31/2013	01/01 to 12/31/2012
Net income		21,861	16,522	13,191
Available-for-sale financial assets		583	(3,187)	1,231
Change in fair value		20	(6,166)	2,760
Income tax effect		14	2,476	(1,106)
(Gains) / losses transferred to income statement on disposal	23c	915	839	(705)
Income tax effect		(366)	(336)	282
Hedge		(143)	(317)	(465)
Cash flow hedge	9	336	312	(7)
Change in fair value		644	541	(14)
Income tax effect		(308)	(229)	7
Hedge of net investment in foreign operation	9	(479)	(629)	(458)
Change in fair value		(830)	(1,049)	(764)
Income tax effect		351	420	306
Remeasurements of liabilities for post-employment benefits (*)		202	(379)	-
Remeasurements	29	332	(633)	-
Income tax effect		(130)	254	-
Foreign exchange differences on foreign investments		440	635	530
Change in foreign exchange		347	330	(301)
Income tax effect		93	75	119
Share of other comprehensive income in associates and joint ventures – available-for-sale financial assets - (disposal of Banco BPI S.A.)	26	-	-	413
Change in fair value		-	-	626
Income tax effect		-	-	(213)
Total comprehensive income		22,943	13,274	14,900
Comprehensive income attributable to non-controlling interests		306	98	557
Comprehensive income attributable to the owners of the parent company		22,637	13,176	14,343

(*) Amounts that will not be subsequently reclassified to income.

The accompanying notes are an integral part of these consolidated financial statements.

Itaú Unibanco Holding S.A. – Complete Financial Statements in IFRS – December 31, 2014	21

ITAÚ UNIBANCO HOLDING S.A.

Consolidated Statement of Changes in Stockholders’ Equity (Notes 21 and 22)

Periods ended December 31, 2014, 2013 and 2012

(In millions of Reais)

	Attributed to owners of the parent company										Total
							Other comprehensive income				stockholders’	Total
	Capital	Treasury shares	Additional paid-in capital	Appropriated reserves	Unappropriated reserves	Retained earnings	Available for sale (1)	Remeasurements of liabilities of post- employment benefits	Cumulative translation adjustments abroad	Gains and losses – hedge (2)	equity – owners of the parent company	stockholders’ equity – non- controlling interests	Total
Balance at 01/01/2012	45,000	(1,663)	738	24,279	5,561	-	360	-	118	(452)	73,941	1,395	75,336
Transactions with owners	-	140	150	(119)	-	(5,177)	-	-	-	-	(5,006)	(519)	(5,525)
Treasury shares - granting of stock options	-	140	150	-	-	-	-	-	-	-	290	-	290
Granting of stock options – exercised options	-	262	(53)	-	-	-	-	-	-	-	209	-	209
Acquisition of treasury shares (Note 21a)	-	(122)	-	-	-	-	-	-	-	-	(122)	-	(122)
Granted options recognized	-	-	203	-	-	-	-	-	-	-	203	-	203
(Increase) / Reduction of interest of controlling stockholders (Note 2.4a I and 3c)	-	-	-	-	-	-	-	-	-	-	-	(141)	(141)
Dividends / interest on capital – Special profit reserve (Note 21b)	-	-	-	(119)	-	(5,177)	-	-	-	-	(5,296)	(378)	(5,674)
Corporate reorganizations (Note 3b)	-	-	-	(7,360)	-	-	-	-	-	-	(7,360)	(939)	(8,299)
Other	-	-	-	-	(16)	-	-	-	-	-	(16)	(398)	(414)
Total comprehensive income	-	-	-	-	-	12,634	1,644	-	530	(465)	14,343	557	14,900
Net income	-	-	-	-	-	12,634	-	-	-	-	12,634	557	13,191
Other comprehensive income for the period	-	-	-	-	-	-	1,644	-	530	(465)	1,709	-	1,709
Appropriations:
Legal reserve	-	-	-	540	-	(540)	-	-	-	-	-	-	-
Statutory reserve	-	-	-	5,083	1,834	(6,917)	-	-	-	-	-	-	-
Balance at 12/31/2012	45,000	(1,523)	888	22,423	7,379	-	2,004	-	648	(917)	75,902	96	75,998
Change in the period	-	140	150	(1,856)	1,818	-	1,644	-	530	(465)	1,961	(1,299)	662
Balance at 01/01/2013	45,000	(1,523)	888	22,423	7,379	-	2,004	-	648	(917)	75,902	96	75,998
Transactions with owners	15,000	(331)	96	(12,404)	-	(5,842)	-	-	-	-	(3,481)	775	(2,706)
Capital increase - Statutory Reserve	15,000	-	-	(15,000)	-	-	-	-	-	-	-	-	-
Treasury shares - granting of stock options – exercised options	-	(331)	96	-	-	-	-	-	-	-	(235)	-	(235)
Granting of stock options – exercised options	-	331	(116)	-	-	-	-	-	-	-	215	-	215
Acquisition of treasury shares (Note 21a)	-	(662)	-	-	-	-	-	-	-	-	(662)	-	(662)
Granted options recognized	-	-	212	-	-	-	-	-	-	-	212	-	212
(Increase) / Reduction of interest of controlling stockholders	-	-	-	-	-	-	-	-	-	-	-	812	812
Dividends and interest on capital - Statutory Reserve (Note 21b)	-	-	-	2,596	-	(5,842)	-	-	-	-	(3,246)	(37)	(3,283)
Dividends/Interest on capital paid in 2013 - Year 2012 - Special profit reserve	-	-	-	(1,730)	-	-	-	-	-	-	(1,730)	-	(1,730)
Corporate reorganizations (Note 3b)	-	-	-	(640)	-	-	-	-	-	-	(640)	-	(640)
Other	-	-	-	-	(4)	-	-	-	-	-	(4)	-	(4)
Total comprehensive income	-	-	-	-	-	16,424	(3,187)	(379)	635	(317)	13,176	98	13,274
Net income	-	-	-	-	-	16,424	-	-	-	-	16,424	98	16,522
Other comprehensive income for the period	-	-	-	-	-	-	(3,187)	(379)	635	(317)	(3,248)	-	(3,248)
Appropriations:
Legal reserve	-	-	-	583	-	(583)	-	-	-	-	-	-	-
Statutory reserve	-	-	-	5,236	4,763	(9,999)	-	-	-	-	-	-	-
Balance at 12/31/2013	60,000	(1,854)	984	13,468	12,138	-	(1,183)	(379)	1,283	(1,234)	83,223	969	84,192
Change in the period	15,000	(331)	96	(8,955)	4,759	-	(3,187)	(379)	635	(317)	7,321	873	8,194
Balance at 01/01/2014	60,000	(1,854)	984	13,468	12,138	-	(1,183)	(379)	1,283	(1,234)	83,223	969	84,192
Transactions with owners	15,000	526	524	(12,053)	-	(7,344)	-	-	-	-	(3,347)	82	(3,265)
Capital increase - Statutory Reserve	15,000	-	-	(15,000)	-	-	-	-	-	-	-	-	-
Treasury shares - granting of stock options	-	526	223	-	-	-	-	-	-	-	749	-	749
Granting of stock options – exercised options	-	561	(26)	-	-	-	-	-	-	-	535	-	535
Acquisition of treasury shares (Note 21a)	-	(35)	-	-	-	-	-	-	-	-	(35)	-	(35)
Granted options recognized	-	-	249	-	-	-	-	-	-	-	249	-	249
Share-based payment – variable compensation			301								301	-	301
(Increase) / Reduction of interest of controlling stockholders (Note 2.4a I and 3c)	-	-	-	-	-	-	-	-	-	-	-	167	167
Dividends / interest on capital – Special profit reserve (Note 21b)	-	-	-	2,947	-	(7,344)	-	-	-	-	(4,397)	(85)	(4,482)
Dividends / Interest on capital paid in 2014 - Year 2013 - Statutory Reserve	-	-	-	(2,597)	-	-	-	-	-	-	(2,597)	-	(2,597)
Corporate reorganizations (Note 3b)	-	-	-	(639)	-	-	-	-	-	-	(639)	-	(639)
Other	-	-	-	(17)	-	-	-	-	-	-	(17)	-	(17)
Total comprehensive income	-	-	-	-	-	21,555	583	202	440	(143)	22,637	306	22,943
Net income	-	-	-	-	-	21,555	-	-	-	-	21,555	306	21,861
Other comprehensive income for the period	-	-	-	-	-	-	583	202	440	(143)	1,082	-	1,082
Appropriations:
Legal reserve	-	-	-	870	-	(870)	-	-	-	-	-	-	-
Statutory reserve	-	-	-	9,178	4,163	(13,341)	-	-	-	-	-	-	-
Balance at 12/31/2014	75,000	(1,328)	1,508	8,210	16,301	-	(600)	(177)	1,723	(1,377)	99,260	1,357	100,617
Change in the period	15,000	526	524	(5,258)	4,163	-	583	202	440	(143)	16,037	388	16,425

(1) Includes Share of other comprehensive income in associates and joint ventures – Available-for-sale financial assets

(2) Includes Cash flow hedge and hedge of net investment in foreign operation

The accompanying notes are an integral part of these consolidated financial statements.

Itaú Unibanco Holding S.A. – Complete Financial Statements in IFRS – December 31, 2014	22

ITAÚ UNIBANCO HOLDING S.A.

Consolidated Statement of Cash Flows

(In millions of Reais)

	Note	01/01 to 12/31/2014	01/01 to 12/31/2013	01/01 to 12/31/2012
Adjusted net income		58,231	47,706	54,805
Net income		21,861	16,522	13,191
Adjustments to net income:		36,370	31,184	41,614
Granted options recognized	22d	550	212	203
Effects of changes in exchange rates on cash and cash equivalents		1,186	(2,590)	(1,546)
Expenses for allowance for loan and lease losses	12b	18,832	17,856	23,982
Interest and foreign exchange expense from operations with subordinated debt		7,879	4,940	4,374
Interest expense from operations with debentures		-	41	138
Change in reserves for insurance and private pension		15,436	15,628	17,970
Revenue from capitalization plans		(558)	(463)	(496)
Depreciation and amortization	15 and 16	2,544	2,333	2,190
Interest expense from provision for contingent and legal liabilities		1,019	801	1,178
Provision for contingent and legal liabilities		3,380	4,534	4,793
Interest income from escrow deposits		(377)	(265)	(302)
Deferred taxes		(262)	(3,160)	(3,491)
Share of profit or (loss) in associates and joint ventures		(565)	(603)	(175)
(Gain) loss from available-for-sale securities	23c	915	839	(705)
Interest and foreign exchange income from available-for-sale financial assets		(9,012)	(8,482)	(4,725)
Interest and foreign exchange income from held-to-maturity financial assets		(3,517)	(544)	(495)
(Gain) loss from sale of assets held for sale	25 and 26	35	1	(52)
(Gain) loss from sale of investments	25 and 26	14	(10)	(1,194)
(Gain) loss from sale of fixed assets	25 and 26	41	10	20
(Gain) loss from sale of investment of ISSC	3i	(1,151)	-	-
Other		(19)	107	(54)
Change in assets and liabilities (*)		31,495	(15,176)	(6,172)
(Increase) decrease in assets		8,195	(48,638)	(94,929)
Interbank deposits		12,099	520	323
Securities purchased under agreements to resell		11,327	27,601	(61,519)
Compulsory deposits with the Central Bank of Brazil		13,893	(13,180)	34,525
Financial assets held for trading		26,073	(3,347)	(23,627)
Derivatives (assets / liabilities)		4,525	582	1,565
Financial assets designated at fair value through profit or loss		(303)	(151)	(34)
Loan operations		(42,309)	(56,661)	(39,837)
Financial assets		(35,546)	(3,921)	(4,003)
Other tax assets		1,203	1,059	994
Other assets		17,233	(1,139)	(3,316)
(Decrease) increase in liabilities		23,300	33,462	88,757
Deposits		(4,353)	29,466	(3,056)
Deposits received under securities repurchase agreements		22,013	(723)	81,953
Financial liabilities held for trading		47	(271)	(2,173)
Funds from interbank markets		3,946	14,196	6,256
Other financial liabilities		4,711	5,894	5,886
Technical reserve for insurance and private pension		(383)	(6,923)	1,444
Liabilities for capitalization plans		536	603	550
Provisions		(4,852)	(4,286)	(1,845)
Tax liabilities		8,119	3,509	6,157
Other liabilities		1,237	(1,247)	228
Payment of income tax and social contribution		(7,721)	(6,756)	(6,643)
Net cash from (used in) operating activities		89,726	32,530	48,633
Interest on capital / dividends received from investments in associates and joint ventures		213	62	204
Cash received from sale of available-for-sale financial assets		60,768	29,518	15,905
Cash received from redemption of held-to-maturity financial assets		2,667	465	397
Cash upon sale of assets held for sale		68	111	131
Cash upon sale of investments in associates and joint ventures		(14)	15	1,796
Cash and cash equivalents net assets and liabilities due from ISSC sale	3i	1,474	-	-
Cash and cash equivalents net assets and liabilities due from BMG Seguradora acquisition	3e	(88)	-	-
Cash upon sale of fixed assets	15	62	60	226
Cash upon sale of intangible assets	16	222	201	22
Purchase of available-for-sale financial assets		(46,165)	(38,738)	(51,796)
Purchase of held-to-maturity financial assets		(11,322)	(585)	0
Cash and cash equivalents net assets and liabilities due from Credicard acquisition	3e	-	(2,875)	-
Purchase of investments in associates and joint ventures	13	(10)	(379)	(816)
Purchase of fixed assets	15	(3,966)	(2,516)	(1,914)
Purchase of intangible assets	16	(1,232)	161	(1,738)
Net cash from (used in) investing activities		2,676	(14,500)	(37,582)
Funding from institutional markets		207	121	26,494
Redemptions in institutional markets		(16,158)	(5,166)	(14,017)
(Acquisition)/Disposal of interest of non-controlling stockholders		167	292	(141)
Purchase of additional interest from non-controlling stockholders – REDE	3c	-	-	(11,752)
Granting of stock options – exercised options		535	215	209
Purchase of treasury shares		(35)	(662)	(122)
Dividends and interest on capital paid to non-controlling interests		(85)	(37)	(378)
Dividends and interest on capital paid		(6,319)	(5,369)	(5,206)
Net cash from (used in) financing activities		(21,688)	(10,606)	(4,913)

Net increase (decrease) in cash and cash equivalents	2.4c and 4	70,714	7,425	6,139

Cash and cash equivalents at the beginning of the period	4	55,790	45,775	38,105
Effects of changes in exchange rates on cash and cash equivalents		(1,186)	2,590	1,546
Cash and cash equivalents at the end of the period	4	125,318	55,790	45,790
Additional information on cash flow
Interest received		117,079	92,411	88,376
Interest paid		67,559	52,338	39,304
Non-cash transactions
Dividends and interest on capital declared and not yet paid		2,270	1,070	1,358

(*) Includes the amounts of interest received and paid as shown above.

The accompanying notes are an integral part of these consolidated financial statements.

Itaú Unibanco Holding S.A. – Complete Financial Statements in IFRS – December 31, 2014	23

ITAÚ UNIBANCO HOLDING S.A.

Consolidated Statement of Added Value

(In millions of Reais)

	01/01 to 12/31/2014	01/01 to 12/31/2013
Income	150,856	112,953
Interest, similar income and other	119,606	88,408
Banking services	26,342	22,712
Income from insurance, private pension and capitalization operations before claim and selling expenses	6,888	6,639
Result of loan losses	(13,778)	(12,795)
Other	11,798	7,989
Expenses	(83,030)	(56,425)
Interest, similar income and other	(72,977)	(46,361)
Other	(10,053)	(10,064)
Inputs purchased from third parties	(13,765)	(12,635)
Materials, energy and others	(654)	(604)
Third-party services	(4,189)	(3,215)
Other	(8,922)	(8,816)
Data processing and telecommunications	(3,870)	(3,700)
Advertising, promotions and publication	(972)	(1,361)
Installations	(924)	(964)
Transportation	(432)	(454)
Security	(627)	(549)
Travel expenses	(204)	(194)
Other	(1,893)	(1,594)
Gross added value	54,061	43,893
Depreciation and amortization	(2,468)	(2,330)
Net added value produced by the company	51,593	41,563
Added value received from transfer	565	603
Total added value to be distributed	52,158	42,166
Distribution of added value	52,158	42,166
Personnel	15,238	14,205
Compensation	12,252	11,403
Benefits	2,286	2,161
FGTS – government severance pay fund	700	641
Taxes, fees and contributions	13,843	10,339
Federal	12,802	9,442
State	67	13
Municipal	974	884
Return on third parties’ assets - Rent	1,216	1,100
Return on own assets	21,861	16,522
Dividends and interest on capital	4,482	3,283
Retained earnings (loss) for the period	17,073	13,141
Minority interest in retained earnings	306	98

The accompanying notes are an integral part of these financial statements.

Itaú Unibanco Holding S.A. – Complete Financial Statements in IFRS – December 31, 2014	24

ITAÚ UNIBANCO HOLDING S.A.

Notes to the Consolidated Financial Statements

At December 31, 2014 and December 31, 2013 for balance sheet accounts and from January 1 to December 31, 2014, 2013 and 2012 for income statement accounts

(In millions of Reais, except information per share)

Note 1 - Overview

ITAÚ UNIBANCO HOLDING S.A. (ITAÚ UNIBANCO HOLDING) is a publicly-held company, organized and existing under the Laws of Brazil. The head office of ITAÚ UNIBANCO HOLDING is located at Praça Alfredo Egydio de Souza Aranha, n° 100, in the city of São Paulo, Brazil.

ITAÚ UNIBANCO HOLDING provides a wide range of financial products and services to individual and corporate clients in Brazil and abroad, as to whether these clients have Brazilian links or not through its international branches, subsidiaries and affiliates. In Brazil we serve retail clients through the branch network of Itaú Unibanco S.A. (“Itaú Unibanco”) and to wholesale clients through Banco Itaú BBA S.A. (“Itaú BBA”), and overseas through branches in New York, Grand Cayman, Tokyo, and Nassau, and through subsidiaries mainly in Argentina, Chile, the US (New York and Miami), and Europe (Lisbon, London, Luxembourg and Switzerland), Cayman Islands, Paraguay, Uruguay and Colombia.

ITAÚ UNIBANCO HOLDING is a holding company controlled by Itaú Unibanco Participações S.A. (“IUPAR”), a holding company which owns 51% of our common shares, and which is jointly controlled by (i) Itaúsa Investimentos Itaú S.A., (“Itaúsa”), a holding company controlled by members of the Egydio de Souza Aranha family, and (ii) Companhia E. Johnston de Participações (“E. Johnston”), a holding company controlled by the Moreira Salles family. Itaúsa also directly holds 38.7% of ITAÚ UNIBANCO HOLDING common shares.

As described in Note 34, the operations of ITAÚ UNIBANCO HOLDING are divided into four operating and reportable segments: (1) Commercial Bank – Retail, which offers a wide range of banking services for retail individuals (under several areas specialized in distribution using several brands, such as Itaú, Uniclass and Personnalité) or high net worth clients (Private Bank) and for companies (very small and small companies), including services such as asset management, investor services, insurance, private pension plans, capitalization plans and credit cards issued to account holders; (2) Consumer Credit - Retail, which offers financial products and services to an universe beyond account holders such as vehicle financing, credit card transactions and consumer financing; (3) Wholesale Bank, which offers wholesale products and services to large and medium-sized companies, as well as investment bank activities, and (4) The Activities with the Market + Corporation segment basically manages the interest income associated with ITAÚ UNIBANCO HOLDING capital surplus, subordinated debt surplus and the net balance of tax credits and debits, as well as the net interest income from the trading of financial assets through proprietary positions (desks), management of currency gaps, interest rate gaps and other risk factors and arbitrage opportunities in the foreign and domestic markets.

These consolidated financial statements were approved by the Executive Board on February 02, 2015.

Itaú Unibanco Holding S.A. – Complete Financial Statements in IFRS – December 31, 2014	25

Note 2 – Significant accounting policies

The significant accounting policies applied in the preparation of these consolidated financial statements are set out below.

2.1.	Basis of Preparation

These consolidated financial statements of ITAÚ UNIBANCO HOLDING were prepared taking into consideration that the National Monetary Council (CMN) Resolution No. 3,786 established that as of December 31, 2010, annual consolidated financial statements shall be prepared in accordance with the International Financial Reporting Standards (IFRS), as issued by the International Accounting Standard Board (IASB).

These consolidated financial statements have been presented following the accounting practices described in this note.

In the preparation of these consolidated financial statements, ITAÚ UNIBANCO HOLDING adopted the criteria for recognition, measurement, and disclosure established in the IFRS and the interpretations of the International Financial Reporting Interpretation Committee (IFRIC) described in this note. For this reason, these Consolidated Financial Statements are in full compliance with the standards issued by the IASB and the interpretations issued by the IFRIC.

The Consolidated Statement of Cash Flows shows the changes in cash and cash equivalents during the period from operating, investing, and financing activities. Cash and cash equivalents include highly-liquid financial investments (Note 2.4c).

Cash flows from operating activities are presented under the indirect method. Consolidated net income is adjusted for non-monetary items, such as measurement gains and losses, changes in provisions and in receivables and liabilities balances. All income and expense arising from non-monetary transactions, attributable to investing and financing activities, are eliminated. Interest received or paid is classified as operating cash flows.

2.2.	New accounting standards and new accounting standards changes and interpretations

a)	Accounting standards applicable for period ended December 31, 2014

•	IAS 32 – “Financial instruments: presentation” – this change was issued to clarify the offsetting requirements for financial instruments in the balance sheet. No material impacts arising from this change were identified for the consolidated financial statements of ITAÚ UNIBANCO HOLDING.

•	Investment Entities - Amendments to IFRS 10 – “Consolidated financial statements”, IFRS 12 – “Disclosure of interests in other entities” and IAS 27 – “Separate financial statements” - It introduces an exception to the principle that all subsidiaries must be consolidated. The change requires that any controlling company that is an investment entity measures the fair value, based on the results, of its investments in certain entities, rather than consolidating them. After this standard was issued, amendments to IFRS 10, 12 and IAS 27 – Investment Entities: Applying the Consolidation Exception were issued, and the latter are effective immediately from the date of issue of these amendments. No material impacts arising from this change were identified for the consolidated financial statements of ITAÚ UNIBANCO HOLDING.

•	IAS 36 – Impairment of assets – This change introduces requirements for disclosure of measurement of the recoverable amounts of assets, due to the issuance of IFRS 13. Identified impacts are related to the disclosure of the recoverable amount and measurement methodology and have not given rise to significant impacts on the consolidated financial statements.

•	IAS 39 – Financial instruments: recognition and measurement – This change permits continuity of hedge accounting, even if a derivative is novated (transferred) to a clearing house, adhering to certain conditions. No material impacts arising from this change were identified for the consolidated financial statements of ITAÚ UNIBANCO HOLDING.

Itaú Unibanco Holding S.A. – Complete Financial Statements in IFRS – December 31, 2014	26

b)	Accounting standards recently issued and applicable in future periods

The following pronouncements will become applicable for periods after the date of these consolidated financial statements and were not early adopted:

•	IFRS 9 – “Financial instruments” – the standard aimed at replacing IAS 39 - “Financial instruments: recognition and measurement”. IFRS 9 includes: (a) a logical classification and measurement model; (b) a single impairment model for financial instruments, which offers a response to expected losses; (c) the removal of volatility in income arising from own credit risk; and (d) a new hedge accounting approach. Effective for annual periods beginning on January 1, 2018. Any possible impacts arising from adopting these changes are being assessed and will be completed up to the date this standard comes into force.

•	IFRS 15 – Revenue from Contracts with Customers – requires that revenue is recognized so as to reflect the transfer of goods or services to the client for an amount that expresses the company’s expectation of having rights to these goods or services by way of consideration. IFRS 15 replaces IAS 18, IAS 11, and related interpretations (IFRICS 13, 15 and 18). It is effective for years beginning after January 1, 2017 and its early adoption is allowed by IASB. Any possible impacts arising from adopting these changes are being assessed and will be completed up to the date this standard comes into force.

•	IAS 19 (R1) – Employee Benefits – the entity should take into account the contributions by employees and third parties in the recording of defined benefit plans. It is effective for years beginning after July 1, 2014 and its early adoption is allowed by IASB. No material impacts arising from this change were identified for the consolidated financial statements of ITAÚ UNIBANCO HOLDING.

•	Amendment to IFRS 11 – Joint Arrangements – This amendment establishes criteria for the accounting of an acquisition of an interest in joint ventures and joint operations, when the operation constitutes a business, in accordance with the methodology established in IFRS 3 – Business Combinations. Effective for annual periods beginning on January 1, 2016, with early adoption permitted by IASB. The impact of this amendment will be due only in case of acquisition of joint control.

•	Amendment to IAS 16 – Property, Plant and Equipment and IAS 38 Intangible Assets – The amendment clarifies the base principle for depreciation and amortization as being the expected standard of consumption of future economic benefits embodied in the asset. Effective for annual periods beginning on January 1, 2016, with early adoption permitted by IASB. Any possible impacts arising from adopting these changes are being assessed and will be completed up to the date this standard comes into force.

•	Amendment to IFRS 10 – Consolidated Financial Statements and IAS 28 – Investments in Associates and Joint Ventures. These amendments relate to an inconsistency between the requirements of IFRS 10 and IAS 28 (2011) regarding the sale or contribution of assets between an investor and its affiliates or joint ventures.Effective for annual periods beginning on January 1, 2016, with early adoption permitted by IASB. Any possible impacts arising from adopting these changes are being assessed and will be completed up to the date this standard comes into force.

•	IASB Annual Improvement Cycle (2012-2014) – Annually IASB makes minor amendments to a series of pronouncements to clarify the standards and avoid double interpretation.In this cycle IFRS 5 – Non-Current Assets Held for Sale and Discontinued Operations, IFRS 7 – Financial Instruments:Disclosures, IAS 19 – Employee Benefits, and IAS 34 – Interim Financial Reporting were reviewed.Effective for annual periods beginning on January 1, 2016, with early adoption permitted by IASB. Any possible impacts arising from adopting these changes are being assessed and will be completed up to the date this standard comes into force.

•	Amendment to IAS 1 – Presentation of Financial Statements; This amendment is aimed at encouraging companies to identify which information is sufficiently material to be disclosed in the financial statements. It also clarifies that materiality is applicable to the full set of financial statements, including the notes to the financial statements, and it is applicable to any and all disclosure requirements in connection with the IFRS standards. It is effective for annual periods beginning on January 1, 2016, with earlier application permitted by IASB. Possible impacts arising from the adoption of this amendment will be assessed up to the date this standard becomes effective.

Itaú Unibanco Holding S.A. – Complete Financial Statements in IFRS – December 31, 2014	27

•	Amendments to IAS 28, IFRS 10 and IFRS 12: Applying the Consolidation Exception: This document comprises guidance for applying the Investment Entities concept. Amendments to IAS 28, IFRS 10 and IFRS 12 are effective for annual periods beginning on January 1, 2016, with earlier application permitted by IASB.

2.3.	Critical accounting estimates and judgments

The preparation of consolidated financial statements in accordance with IFRS requires Management to make estimates and assumptions that affect the reported amounts of assets, liabilities, and contingent assets and liabilities at the date of the consolidated financial statements, as well as the reported amounts of revenue, expenses, gains, and losses over the reporting and subsequent periods, because actual results may differ from those determined in accordance with such estimates and assumptions.

2.3.1	Critical accounting estimates

All estimates and assumptions made by Management are in accordance with IFRS and represent the current best estimates made in compliance with the applicable standards. Estimates are evaluated continuously, considering past experience and other factors.

The Consolidated Financial Statements reflect a variety of estimates and assumptions. The critical accounting estimates and assumptions that have the most significant impact on the carrying amounts of assets and liabilities are described below:

a)	Allowance for loan and lease losses

ITAÚ UNIBANCO HOLDING periodically reviews its portfolio of loans and receivables to evaluate the existence of impairment.

In order to determine the amount of the allowance for loan and lease losses in the Consolidated Statements of Income with respect to certain receivables or group of receivables, ITAÚ UNIBANCO HOLDING exercises its judgment to determine whether objective evidence indicates that an event of loss has occurred. This evidence may include observable data that indicates that an adverse change has occurred in relation to the expected cash inflows from the counterparty or the existence of a change in local or international economic conditions that correlates with impairment. Management uses estimates based on the history of loss experience in loan operations with similar characteristics and with similar objective evidence of impairment. The methodology and assumptions used for estimating future cash flows are regularly reviewed by Management, considering the adequacy of models and sufficiency of provision volumes in view of the experience of incurred loss.

ITAÚ UNIBANCO HOLDING uses statistical models to calculate the Allowance for Loan and Lease Losses in the homogeneous loan portfolio. ITAÚ UNIBANCO HOLDING periodically carries out procedures to improve these estimates by aligning the required provisions to the levels of losses observed by the historical behavior (as described in Note 2.4g VIII). This alignment aims at ensuring that the volume of allowances reflects the current economic conditions, the composition of the loan portfolios, the quality of guarantees obtained and the profile of our clients. In 2014 and in 2013, there were no such improvements of model assumptions. In 2012, the improvement of model assumptions gave rise to a growth in the level of provisions in the amount of R$ 1,492.

The allowance amounted to R$ 22,392 (R$ 22,235 at December 31, 2013).

The details on methodology and assumptions used by the Management are disclosed in note 2.4g VIII.

b)	Deferred income tax and social contribution

As explained in item 2.4n, deferred tax assets are recognized only in relation to temporary differences and loss carry forwards to the extent that it is probable that ITAÚ UNIBANCO HOLDING will generate future taxable profit for their utilization. The expected realization of ITAÚ UNIBANCO HOLDING´s deferred tax asset is based on the projection of future income and other technical studies, as disclosed in Note 27. The carrying amount of deferred tax assets was R$ 36,619 (R$ 39,545 as of December 31, 2013).

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c)	Fair value of financial instruments, including derivatives

The fair value of financial instruments is measured on a recurring basis, in conformity with the requirements of IAS 39 – “Financial instruments: recognition and measurement. Financial instruments recorded at fair value are assets amounting to R$ 226,193 (R$ 257,223 at December 31, 2013) of which R$ 14,156 are derivatives (R$ 11,366 at December 31, 2013) and liabilities in the amount of R$ 17,870 (R$ 11,776 at December 31, 2013) of which R$ 17,350 are derivatives (R$ 11,405 at December 31, 2013). The fair value of financial instruments, including derivatives that are not traded in active markets, is calculated by using valuation techniques. This calculation is based on assumptions that take into consideration ITAÚ UNIBANCO HOLDING Management´s judgment about market information and conditions existing at the balance sheet date.

ITAÚ UNIBANCO HOLDING ranks the fair value measurements using a fair value hierarchy that reflects the significance of inputs adopted in the measurement process. There are three broad levels related to the fair value hierarchy, detailed in Note 31.

The team in charge of the pricing of assets, in accordance with the governance defined by the committee and regulatory circulars, carries out critical analyses of the information extracted from the market and from time to time reassesses the long-term of indexes. At the end of the monthly closings, the areas meet for a new round of analyses for the maintenance of the classification in connection with the fair value hierarchy. ITAÚ UNIBANCO HOLDING believes that all methodologies adopted are appropriate and consistent with market participants. Regardless of this fact, the adoption of other methodologies or use of different assumptions to estimate fair values may result in different fair value estimates.

The methodologies used to estimate the fair value of certain financial instruments are described in Note 31.

d)	Defined benefit pension plan

At December 31, 2014, an amount of R$ (104) (R$ (358) at December 31, 2013) was recognized as an asset related to pension plans. The current amount of the pension plan obligations is obtained from actuarial calculations that use a variety of assumptions. Among the assumptions used for estimating the net cost (income) of these plans is the discount rate. Any changes in these assumptions will affect the carrying amount of pension plan assets and liabilities.

ITAÚ UNIBANCO HOLDING determines the appropriate discount rate at the end of each year, which is used for determining the present value of estimated future cash outflows necessary for settling the pension plan liabilities. In order to determine the appropriate discount rate, ITAÚ UNIBANCO HOLDING considers the interest rates of the Brazilian federal government bonds that are denominated in Brazilian Reais, the currency in which the benefits will be paid, and that have maturity terms approximating the terms of the related liabilities.

Should the discount rate currently used be lowered by 0.5% than Management’s estimates, then the actuarial amount of the pension plan obligations would be increased by approximately R$ 668, with impact on the amount recognized with effect on Stockholder’s Equity – Other Comprehensive Income before taxes – of R$ 315, net of the effects of Asset Ceiling.

Other important assumptions for pension plan obligations are in part based on current market conditions. Additional information is disclosed in Note 29.

e)	Provisions, contingencies and other commitments

ITAÚ UNIBANCO HOLDING periodically reviews its contingencies. These contingencies are evaluated based on Management´s best estimates, taking into account the opinion of legal counsel when there is a likelihood that financial resources will be required to settle the obligations and the amounts may be reasonably estimated.

Contingencies classified as probable losses are recognized in the Balance Sheet under Provisions.

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Contingent amounts are measured using appropriate models and criteria, despite the uncertainty surrounding the ultimate timing and amounts, as detailed in Note 32.

The carrying amount of these contingencies was R$ 17,027 (R$ 18,862 at December 31, 2013).

f)	Technical provisions for insurance and pension plan

Technical provisions are liabilities arising from obligations of ITAÚ UNIBANCO HOLDING to its policyholders and participants. These obligations may be short-term liabilities (property and casualty insurance) or medium and long-term liabilities (life insurance and pension plans).

The determination of the actuarial liability is subject to several uncertainties inherent in the coverage of insurance and pension contracts, such as assumptions of persistence, mortality, disability, life expectancy, morbidity, expenses, frequency and severity of claims, conversion of benefits into annuities, redemptions and return on assets.

The estimates for these assumptions are based on the historical experience of ITAÚ UNIBANCO HOLDING, benchmarks and experience of the actuary, in order to comply with best market practices and the continuous review of the actuarial liability. The adjustments resulting from these continuous improvements, when necessary, are recognized in the statement of income for the corresponding period.

Additional information is described in Note 30.

2.3.2 Critical judgments in accounting policies

a) Goodwill

The impairment test for goodwill involves estimates and significant judgments, including the identification of cash generation units and the allocation of goodwill to such units based on the expectations of which ones will benefit from the acquisition. Determining the expected cash flows and a risk-adjusted interest rate for each unit requires that management exercises judgment and estimates. Annually submitted to the impairment test and, at December 31, 2014 and 2013, ITAÚ UNIBANCO HOLDING did not identify goodwill impairment losses.

2.4.	Summary of main accounting practices

a)	Consolidation

I.	Subsidiaries

Before January 1, 2013, ITAÚ UNIBANCO HOLDING consolidated its subsidiaries in accordance with IAS 27 – “Consolidated and separate financial statements”, and its specific purpose entities, defined in accordance with the SIC 12 – “Consolidation – special purpose entities”, in its Consolidated Financial Statements. As of January 1, 2013, ITAÚ UNIBANCO HOLDING adopted IFRS 10 – “Consolidated financial statements”, which replaced IAS 27 and SIC 12.

In accordance with IFRS 10, subsidiaries are all entities in which ITAÚ UNIBANCO HOLDING holds control. ITAÚ UNIBANCO HOLDING controls an entity when it is exposed to, or is entitled to, its variable returns derived from its involvement with such entity, and has the capacity to impact such returns.

Subsidiaries are fully consolidated as from the date in which ITAÚ UNIBANCO HOLDING obtains its control and are no longer consolidated as from the date such control is lost.

On January 1, 2013 ITAÚ UNIBANCO HOLDING assessed its investments to determine whether the conclusions regarding the consolidation in accordance with IFRS 10 differ from those conclusions reached in accordance with IAS 27 and SIC 12.

No adjustment is required for those investments already consolidated in accordance with IAS 27 and SIC 12 and which remain consolidated in accordance with IFRS 10 on January 1, 2013 or for those investments not consolidated in accordance with IAS 27 and SIC 12 and which continue not being consolidated in accordance with IFRS 10.

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The following table shows the main consolidated subsidiaries, with total assets over R$150 million, as well as the interests of ITAÚ UNIBANCO HOLDING in their voting capital at December 31, 2014, and December 31, 2013:

				Interest in voting capital at		Interest in total capital at
		Incorporation country	Activity	12/31/2014	12/31/2013	12/31/2014	12/31/2013
Banco Credicard S.A.	(1) (Note 3d)	Brazil	Financial institution	-	100.00%	-	100.00%
Banco Itaú Argentina S.A.		Argentina	Financial institution	100.00%	100.00%	100.00%	100.00%
Banco Itaú BBA S.A.		Brazil	Financial institution	99.99%	99.99%	99.99%	99.99%
Banco Itaú Chile		Chile	Financial institution	99.99%	99.99%	99.99%	99.99%
Banco Itaú BMG Consignado S.A	(Note 3c)	Brazil	Financial institution	60.00%	70.00%	60.00%	70.00%
Banco Itaú Paraguay S.A.		Paraguay	Financial institution	100.00%	99.99%	100.00%	99.99%
Banco Itaú Suisse S.A.		Switzerland	Financial institution	100.00%	100.00%	100.00%	100.00%
Banco Itaú Uruguay S.A.		Uruguay	Financial institution	100.00%	100.00%	100.00%	100.00%
Banco Itaucard S.A.		Brazil	Financial institution	100.00%	100.00%	100.00%	100.00%
Banco Itauleasing S.A.		Brazil	Financial institution	100.00%	100.00%	100.00%	100.00%
Cia. Itaú de Capitalização		Brazil	Capitalization	100.00%	100.00%	100.00%	100.00%
Dibens Leasing S.A. - Arrendamento Mercantil		Brazil	Leasing	100.00%	100.00%	100.00%	100.00%
Financeira Itaú CBD S.A. Crédito, Financiamento e Investimento		Brazil	Consumer finance credit	50.00%	50.00%	50.00%	50.00%
Hipercard Banco Múltiplo S.A.		Brazil	Financial institution	100.00%	100.00%	100.00%	100.00%
Itau Bank, Ltd.	(2)	Cayman Islands	Financial institution	100.00%	100.00%	100.00%	100.00%
Itau BBA Colombia S.A. Corporación Financiera		Colombia	Financial institution	100.00%	99.99%	100.00%	99.99%
Itaú BBA International PLC		United Kingdom	Financial institution	100.00%	100.00%	100.00%	100.00%
Itaú BBA USA Securities Inc.		United States	Broker	100.00%	100.00%	100.00%	100.00%
Itaú BMG Seguradora S.A.		Brazil	Insurance	60.00%	-	60.00%	-
Itaú Corretora de Valores S.A.		Brazil	Broker	100.00%	100.00%	100.00%	100.00%
Itaú Seguros S.A.		Brazil	Insurance	100.00%	100.00%	100.00%	100.00%
Itaú Unibanco Financeira S.A. - Crédito, Financiamento e Investimento		Brazil	Consumer finance credit	100.00%	100.00%	100.00%	100.00%
Itaú Unibanco S.A.		Brazil	Financial institution	100.00%	100.00%	100.00%	100.00%
Itaú Vida e Previdência S.A.		Brazil	Pension plan	100.00%	100.00%	100.00%	100.00%
Luizacred S.A. Soc. Cred. Financiamento Investimento		Brazil	Consumer finance credit	50.00%	50.00%	50.00%	50.00%
Redecard S.A. - REDE		Brazil	Acquirer	100.00%	100.00%	100.00%	100.00%

 (1) Company merged in 08/31/2014 by Banco Itaucard S.A.

(2) Does not include Redeemable Preferred Shares

ITAÚ UNIBANCO HOLDING is committed to maintaining the minimum capital required by all these joint ventures, noteworthy is that for all FIC - Financeira Itaú CBD S.A Crédito, Financiamento e Investimento the minimum capital percentage is 25.0% higher than that required by the Central Bank of Brazil (Note 33).

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II.	Business combinations

Accounting for business combinations under IFRS 3 (R) is only applicable when a business is acquired. Under IFRS 3 (R), a business is defined as an integrated set of activities and assets that is conducted and managed for the purpose of providing a return to investors, or cost reduction or other economic benefits. In general, a business consists of inputs, processes applied to those inputs and outputs that are, or will be, used to generate income. If there is goodwill in a set of activities or transferred assets, this is presumed to be a business. For acquisitions that meet the definition of business, accounting under the purchase method is required.

The acquisition cost is measured at the fair value of the assets transferred, equity instruments issued and liabilities incurred or assumed at the exchange date, plus costs directly attributable to the acquisition. Acquired assets and assumed liabilities and contingent liabilities identifiable in a business combination are initially measured at fair value at the date of acquisition, regardless of the existence of non-controlling interests. The excess of the acquisition cost, plus non-controlling interests, if any, over the fair value of identifiable net assets acquired, is accounted for as goodwill.

The treatment of goodwill is described in Note 2.4k. If the cost of acquisition, plus non-controlling interests, if any, is lower than the fair value of identifiable net assets acquired, the difference is directly recognized in income.

For each business combination, the purchaser should measure any non-controlling interest in the acquired company at the fair value or amount proportional to its interest in net assets of the acquired company.

III.	Transactions with non-controlling stockholders

IFRS 10 – “Consolidated financial statements” establishes that, changes in an ownership interest in a subsidiary, which do not result in a loss of control, are accounted for as capital transactions and any difference between the amount paid and the carrying amount of non-controlling stockholders is recognized directly in consolidated stockholders' equity.

b)	Foreign currency translation

I.	Functional and presentation currency

The consolidated financial statements of ITAÚ UNIBANCO HOLDING are presented in reais, which is its functional and presentation currency. For each subsidiary and investment in associates and joint ventures, ITAÚ UNIBANCO HOLDING defined the functional currency, as set forth in IAS 21.

The assets and liabilities of subsidiaries with a functional currency other than the Brazilian real are translated as follows:

•	assets and liabilities are translated at the closing rate at the balance sheet date;
•	income and expenses are translated at monthly average exchange rates;
•	exchange differences arising from currency translation are recorded in other comprehensive income.

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II-	Foreign currency transactions

Foreign currency transactions are translated into the functional currency using the exchange rates prevailing at the dates of the transactions. Foreign exchange gains and losses resulting from the settlement of such transactions and from the translation at year-end exchange rates of monetary assets and liabilities denominated in foreign currencies are recognized in the consolidated statement of income as part of foreign exchange results and exchange variations on transactions and amount to R$ 3,677 for the period for the period January 1 to December 31, 2014 (R$ 2,635 for the period January 1 to December 31, 2013 and R$ 1,109 for the period January 1 to December 31,2012).

In the case of monetary assets classified as available-for-sale, the exchange differences resulting from a change in the amortized cost of the instrument are recognized in the income statement, while those resulting from other changes in the carrying amount, except impairment losses, are recognized in other comprehensive income until derecognition or impairment.

c)	Cash and cash equivalents

ITAÚ UNIBANCO HOLDING defines cash and cash equivalents as cash and current accounts in banks (included in the heading cash and deposits on demand on the consolidated balance sheet), interbank deposits and securities purchased under agreements to resell that have original maturities of up to 90 days or less, as shown in Note 4.

d)	Central Bank Compulsory deposits

The Central Banks of the countries in which ITAÚ UNIBANCO HOLDING operates currently impose a number of compulsory deposit requirements on financial institutions. Such requirements are applied to a wide range of banking activities and operations, such as demand, savings, and time deposits. In the case of Brazil, the acquisition and deposit of Brazilian federal government securities is also required.

Compulsory deposits are initially recognized at fair value and subsequently at amortized cost, using the effective interest rate method as detailed in Note 2.4g VI.

e)	Interbank deposits

ITAÚ UNIBANCO HOLDING recognizes its interbank deposits in the balance sheet initially at fair value and subsequently at the amortized cost using the effective interest method as detailed in Note 2.4g VI.

f)	Securities purchased under agreements to resell and sold under repurchase agreements

ITAÚ UNIBANCO HOLDING has purchased securities with resale agreement (resale agreements), and sold securities with repurchase agreement (repurchase agreement) of financial assets. Resale and repurchase agreements are accounted for under Securities purchased under agreements to resell and Securities sold under repurchase agreements, respectively.

The amounts invested in resale agreement transactions and borrowed in repurchase agreement transactions are initially recognized in the balance sheet at the amount advanced or raised, and subsequently measured at amortized cost. The difference between the sale and repurchase prices is treated as interest and recognized over the life of the agreements using the effective interest rate method. Interest earned in resale agreement transactions and incurred in repurchase agreement transactions is recognized in Interest and similar income and Interest and similar expense, respectively.

The financial assets accepted as collateral in our resale agreements can be used by us, if provided for in the agreements, as collateral for our repurchase agreements or can be sold.

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In Brazil, control over custody of financial assets is centralized and the ownership of investments under resale and repurchase agreements is temporarily transferred to the buyer. ITAÚ UNIBANCO HOLDING strictly monitors the fair value of financial assets received as collateral under our resale agreements and adjusts the collateral amount when appropriate.

Financial assets pledged as collateral to counterparties are also recognized in the consolidated financial statements. When the counterparty has the right to sell or re-pledge such instruments, they are presented in the balance sheet under the appropriate class of financial assets.

g)	Financial assets and liabilities

In accordance with IAS 39, all financial assets and liabilities, including derivative financial instruments, shall be recognized in the balance sheet and measured based on the category in which the instrument is classified.

Financial assets and liabilities can be classified into the following categories:

•	Financial assets and liabilities at fair value through profit or loss – held for trading.
•	Financial assets and liabilities at fair value through profit or loss – designated at fair value.
•	Available-for-sale financial assets.
•	Held-to-maturity financial assets.
•	Loans and receivables.
•	Financial liabilities at amortized cost.

The classification depends on the purpose for which financial assets were acquired or financial liabilities were assumed. Management determines the classification of financial instruments at initial recognition.

ITAÚ UNIBANCO HOLDING classifies financial instruments into classes that reflect the nature and characteristics of these financial instruments.

ITAÚ UNIBANCO HOLDING classifies as loans and receivables the following classes of balance sheet headings: Cash and deposits on demand, Central Bank compulsory deposits (Note 2.4d), Interbank deposits (Note 2.4e), Securities purchased under agreement to resell (Note 2.4f), Loan operations (Note 2.4g VI) and Other financial assets (Note 2.4g IX).

Regular purchases and sales of financial assets are recognized and derecognized, respectively, on the trade date.

Financial assets are derecognized when the rights to receive cash flows from the assets have expired or when ITAÚ UNIBANCO HOLDING has substantially transferred all risks and rewards of ownership, and such transfer qualifies for derecognition, according to the requirements of IAS 39. Therefore, if the risks and rewards were not substantially transferred, ITAÚ UNIBANCO HOLDING evaluates the extent of control in order to determine whether the continuous involvement related to any retained control does not prevent derecognition. Financial liabilities are derecognized when discharged or extinguished.

Financial assets and liabilities are offset against each other and the net amount is reported in the balance sheet solely when there is a legally enforceable right to offset the recognized amounts and there is intention to settle them on a net basis, or simultaneously realize the asset and settle the liability.

I-	Financial assets and liabilities at fair value through profit or loss - held for trading

These are financial assets and liabilities acquired or incurred principally for the purpose of selling them in the short term or when they are part of a portfolio of financial instruments that are managed together and for which there is evidence of a recent history of short-term profit taking.

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The financial assets and liabilities included in this category are initially and subsequently recognized at fair value. Transaction costs are directly recognized in the consolidated statement of income. Gains and losses arising from changes in fair value are directly included in the consolidated statement of income under Net gain (loss) from investment securities and derivatives. Interest income and expenses are recognized in Interest and similar income and Interest and similar expense, respectively.

II-	Financial assets and liabilities at fair value through profit or loss – designated at fair value

These are assets and liabilities designated at fair value through profit or loss upon initial recognition (fair value option). This designation cannot be subsequently changed. In accordance with IAS 39, the fair value option can only be applied if it reduces or eliminates an accounting mismatch when the financial instruments are part of a portfolio for which risk is managed and reported to Management based on its fair value or when these instruments consist of hosts and embedded derivatives that shall otherwise be separated.

The financial assets and liabilities included in this category are initially and subsequently recognized at fair value. Transaction costs are directly recognized in the consolidated statement of income. Gains and losses arising from changes in fair value are directly included in the consolidated statement of income under Net gain (loss) from investment securities and derivatives - Financial assets designated at fair value through profit or loss. Interest income and expenses are recognized in Income and similar income and Interest and similar expense, respectively.

ITAÚ UNIBANCO HOLDING designated certain assets at fair value through profit or loss upon their initial recognition, because they are reported to Management and their performance is evaluated daily based on their fair value.

III-	Derivatives

Derivatives are initially recognized at fair value on the date a derivative contract is entered into and are subsequently remeasured at their fair value. All derivatives are recognized as assets when the fair value is positive, and as liabilities when negative.

Certain derivatives embedded in other financial instruments are treated as separate derivatives, when their economic characteristics and risks are not closely related to those of the host contract and the host contract is not recognized at fair value through profit or loss. These embedded derivatives are accounted for separately at fair value, with changes in fair value recognized in the consolidated statement of income in Net gain (loss) from investment securities and derivatives – Financial assets held for trading and derivatives - except when ITAÚ UNIBANCO HOLDING designates these hybrid contracts as a whole as fair value through profit or loss.

Derivatives can be designated as hedging instruments under hedge accounting and in the event they qualify, depending upon the nature of the hedged item, the method for recognizing gains or losses from changes in fair value will be different. These derivatives, which are used to hedge exposures to risk or modify the characteristics of financial assets and liabilities, and that meet IAS 39 criteria, are recognized as hedge accounting.

In accordance with IAS 39, to qualify for hedge accounting, all of the following conditions are met:

•	at the inception of the hedge there is formal designation and documentation of the hedging relationship and the entity’s risk management objective and strategy for undertaking the hedge.

•	the hedge is expected to be highly effective in offsetting changes in fair value or cash flows attributable to the hedged risk, consistent with the originally documented risk management strategy for that particular hedging relationship.

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•	for a cash flow hedge, a forecast transaction that is the subject of the hedge must be highly probable and must present an exposure to variations in cash flows that could ultimately affect profit or loss.
•	the effectiveness of the hedge can be reliably measured, i.e. the fair value or cash flows of the hedged item that are attributable to the hedged risk and the fair value of the hedging instrument can be reliably measured.
•	the hedge is assessed on an ongoing basis and it is determined that the hedge has in fact been highly effective throughout the periods for which the hedge was designated.

IAS 39 presents three hedge accounting categories: fair value hedge, cash flow hedge, and hedge of net investments in a foreign operation.

ITAÚ UNIBANCO HOLDING uses derivatives as hedging instruments under cash flow hedge strategies, fair value hedge and hedge of net investments, as detailed in Note 9.

Fair value hedge

For derivatives that are designated and qualify as fair value hedges, the following practices are adopted:

a)	The gain or loss arising from the new measurement of the hedge instrument at fair value should be recognized in income; and

b)	The gain or loss arising from the hedged item, attributable to the effective portion of the hedged risk, should adjust the book value of the hedged item and also be recognized in income.

When the derivative expires or is sold or the hedge no longer meets the accounting hedge criteria or the entity revokes the designation, the entity should prospectively discontinue the accounting hedge. In addition, any adjustment in the book value of the hedged item should be amortized in income.

Cash flow hedge

For derivatives that are designated and qualify as a cash flow hedge, the effective portion of derivative gains or losses are recognized in Other comprehensive income – Cash flow hedge, and reclassified to Income in the same period or periods in which the hedged transaction affects income. The portion of gain or loss on derivatives that represents the ineffective portion or the hedge components excluded from the assessment of effectiveness is recognized immediately in income. Amounts originally recorded in Other comprehensive income and subsequently reclassified to Income are recorded in the corresponding income or expense lines in which the related hedged item is reported.

When a hedging instrument expires or is sold, or when a hedge no longer meets the criteria for hedge accounting and also when ITAU UNIBANCO HOLDING redesignates a hedge, any cumulative gain or loss existing in Other comprehensive income is frozen and is recognized in income when the hedged item is ultimately recognized in the income statement. When a forecast transaction is no longer expected to occur, the cumulative gain or loss recognized in Other comprehensive income is immediately transferred to the statement of income.

Hedge of net investments in foreign operations

A hedge of a net investment in a foreign operation, including hedge of a monetary item that is accounted for as part of the net investment, is accounted for in a manner similar to a cash flow hedge:

a)	the portion of gain or loss on the hedge instrument determined as effective is recognized in other comprehensive income.
b)	the ineffective portion is recognized in income.

Gains or losses on the hedging instrument related to the effective portion of the hedge which is recognized in comprehensive income are reclassified to the income statement upon the disposal of the investment in the foreign operation.

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IV - Available-for-sale financial assets

In accordance with IAS 39, financial assets are classified as available-for-sale when in the Management’s judgment they can be sold in response to or in anticipation of changes in market conditions, and that were not classified into the categories of financial assets at fair value through profit or loss, loans and receivables or held to maturity.

Available-for-sale financial assets are initially and subsequently recognized in the consolidated balance sheet at fair value, plus transaction costs. Unrealized gains and losses (except losses for impairment, foreign exchange differences, dividends and interest income) are recognized, net of applicable taxes, in Other comprehensive income. Interest, including the amortization of premiums and discounts, is recognized in the consolidated statement of income under Interest and similar income. The average cost is used to determine the realized Gains and losses on Disposal of available-for-sale financial assets, which are recorded in the consolidated statement of income under Net gain (loss) from financial assets and liabilities – Available-for-sale financial assets. Dividends on available-for-sale assets are recognized in the consolidated statement of income as Dividend income when ITAÚ UNIBANCO HOLDING is entitled to receive such dividends and inflow of economic benefits is probable.

ITAÚ UNIBANCO HOLDING assesses at each balance sheet date whether there is objective evidence that a financial asset or a group of financial assets is impaired. In the case of equity securities classified as available-for-sale, a significant or prolonged decline in the fair value of the security below its cost is evidence of impairment, resulting in the recognition of an impairment loss. If any impairment evidence exists for available-for-sale financial assets, the cumulative loss, measured as the difference between the acquisition cost and the current fair value, less any impairment loss on that financial asset previously recognized in income, is recognized in the consolidated statement of income as a reclassification adjustment from Other comprehensive income.

Impairment losses recognized in the consolidated statement of income on equity instruments are not reversed through the statement of income. However, if in a subsequent period the fair value of a debt instrument classified as an available-for-sale financial asset increases and such increase can be objectively related to an event that occurred after the loss recognition, such loss is reversed through the statement of income.

V-	Held-to-maturity financial assets

In accordance with IAS 39, the financial assets classified into the held-to-maturity category are non-derivative financial assets for which ITAÚ UNIBANCO HOLDING has the positive intention and ability to hold to maturity.

These assets are initially recognized at fair value, plus transaction costs, and subsequently measured at amortized cost, using the effective interest rate method (as detailed in item VI below). Interest income, including the amortization of premiums and discounts, is recognized in the consolidated statement of income under Interest and similar income.

When held-to-maturity financial assets are impaired, the loss is recorded as a reduction in the carrying amount through the use of an allowance account and recognized in the consolidated statement of income. If, in a subsequent period, the amount of the impairment loss decreases and the decrease can be related objectively to an event occurring after the loss was recognized, the previously recognized loss is reversed. The reversal amount is also recognized in the consolidated statement of income.

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VI-	Loan operations

Loan operations are initially recognized at fair value, plus transaction costs and are subsequently measured at amortized cost using the effective interest rate method.

The effective interest rate approach is a method of calculating the amortized cost of a financial asset or liability and of allocating the interest income or expense over the relevant period. The effective interest rate is the discount rate that is applied to future payments or receipts through the expected life of the financial instrument that results in an amount equal to the net carrying amount of the financial asset or liability. When calculating the effective interest rate, ITAÚ UNIBANCO HOLDING estimates cash flows considering all contractual terms of the financial instrument, but does not consider future credit losses. The calculation includes all commissions paid or received between parties to the contract, transaction costs, and all other premiums or discounts.

ITAÚ UNIBANCO HOLDING classifies a loan operation as on non-accrual status if the payment of the principal or interest has been in default for 60 days or more. When a loan is placed on non-accrual status, the accrual of interest of the loan is discontinued.

When a financial asset or group of similar financial assets is impaired and its carrying amount is reduced through an allowance for loan losses, the subsequent interest income is recognized on the reduced carrying amount using the interest rate used to discount the future cash flows for purposes of measuring the allowance for loan losses.

Our Individuals portfolio consists primarily of vehicle financing to individuals, credit card, personal loans (including mainly consumer finance and overdrafts) and residential mortgage loans. The Corporate portfolio includes loans made to large corporate clients. Our Small / Medium Business Portfolio corresponds to loans to a variety of customers from small to medium-sized companies. The Foreign Loans Latin America is substantially comprised of loans granted to individuals in Argentina, Chile, Paraguay, and Uruguay.

At a corporate level, there are two groups (independent from the business areas) the credit risk group and the finance group, which are responsible for defining the methodologies used to measure the allowance for loan losses and for performing the corresponding calculations on a recurring basis.

The credit risk group and the finance group, at the corporate level, monitor the trends observed in the allowance for loan losses at the portfolio segment level, in addition to establishing an initial understanding of the variables that may trigger changes in the allowance for loan losses, the probability of default or the loss given default.

Once the trends have been identified and an initial assessment of the variables has been made at the corporate level, the business areas are responsible for further analyzing these observed trends at a detailed level and for each portfolio, in order to understand the underlying reasons for the trends observed and for deciding whether changes are required in our credit policies.

VII -	Lease operations (as lessor)

When assets are subject to a finance lease, the present value of lease payments is recognized as a receivable in the consolidated balance sheet under Loan operations and Lease Operations.

Initial direct costs when incurred by ITAÚ UNIBANCO HOLDING are included in the initial measurement of the lease receivable, reducing the amount of income to be recognized over the lease period. Such initial costs usually include commissions and legal fees.

The recognition of interest income reflects a constant rate of return on the net investment of ITAÚ UNIBANCO HOLDING and is recognized in the consolidated statement of income under Interest and similar income.

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VIII- Allowance for loan and lease losses

General

ITAÚ UNIBANCO HOLDING periodically assesses whether there is any objective evidence that a receivable or group of receivables is impaired. A receivable or group of receivables is impaired and there is a need for recognizing an impairment loss if there is objective evidence of impairment as a result of one or more events that occurred after the initial recognition of the asset (a loss event) and that loss event (or events) has an impact on the estimated future cash flows that can be reliably estimated.

The allowance for loan and lease losses is recognized as probable losses inherent in the portfolio at the balance sheet date. The determination of the level of the allowance rests upon various judgments and assumptions, including current economic conditions, loan portfolio composition, prior loan and lease loss experience and evaluation of credit risk related to individual loans. Our process for determining the allowance for loan and lease losses includes Management's judgment and the use of estimates. The adequacy of the allowance is regularly analyzed by Management.

The criteria adopted by ITAÚ UNIBANCO HOLDING for determining whether there is objective evidence of impairment include the following:

•	default in principal or interest payment;
•	financial difficulties of the debtor and other objective evidence that results in the deterioration of the financial position of the debtor (for example, debt-to-equity ratio, percentage of net sales or other indicators obtained through processes adopted to monitor credit, particularly for retail portfolios);
•	breach of loan clauses or terms;
•	entering into bankruptcy;
•	loss of competitive position of the debtor.

The estimated period between the loss event and its identification is defined by Management for each portfolio of similar receivables. Considering the representativeness of several homogeneous groups, management chose to use a twelve month period as being the most representative. For portfolios of loans that are individually evaluated for impairment this period is at most 12 months, considering the review cycle for each loan operation.

Assessment

ITAÚ UNIBANCO HOLDING first assesses whether objective evidence of impairment exists for receivables that are individually significant, and individually or collectively for receivables that are not individually significant.

To determine the amount of the allowance for individually significant receivables with objective evidence of impairment, methodologies are used that consider both the quality of the client and the nature of the transaction, including its collateral, to estimate the cash flows expected from these loans.

If no objective evidence of impairment exists for an individually assessed receivable, whether significant or not, the asset is included in a group of receivables with similar credit risk characteristics and collectively assessed for impairment. Receivables that are individually assessed for impairment and for which an impairment loss is recognized are not included in the collective assessment. The amount of loss is measured as the difference between the asset’s carrying amount and the present value of estimated future cash flows (excluding future credit losses that have not been incurred) discounted at the financial asset’s original effective interest rate.

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For collectively assessed loans, the calculation of the present value of the estimated future cash flows for which there is collateral reflects the historical performance of the foreclosure and recovery of fair value, considering the cash flows that may arise from foreclosure less costs for obtaining and selling that collateral.

For the purpose of a collective evaluation of impairment, receivables are grouped on the basis of similar credit risk characteristics. The characteristics are relevant to the estimation of future cash flows for such receivables by being indicative of the debtors’ ability to pay all amounts due, according to the contractual terms of the receivables being evaluated. Future cash flows in a group of receivables that are collectively evaluated for purposes of identifying the need for recognizing impairment are estimated on the basis of the contractual cash flows of the group of receivables and historical loss experience for receivables with similar credit risk characteristics. The historical loss experience is adjusted on the basis of current observable data to reflect the effects of current conditions that did not affect the period on which the historical loss experience is based and to remove the effects of conditions in the historical period that do not exist currently.

For individually significant receivables with no objective evidence of impairment, ITAÚ UNIBANCO HOLDING classifies these loans into certain rating categories based on several qualitative and quantitative factors applied through internally developed models. Considering the size and the different risk characteristics of each contract, the rating category determined according to internal models can be reviewed and modified by our Corporate Credit Committee, the members of which are executives and officers in corporate credit risk. ITAÚ UNIBANCO HOLDING estimates inherent losses for each rating category considering an internally developed approach for low-default portfolios, that uses our historical experience for building internal models, that are used both to estimate the PD (probability of default) and to estimate the LGD (loss given default.)

To determine the amount of the allowance for individually insignificant items loans are segregated into classes considering the underlying risks and characteristics of each group. The allowance for loan and lease losses is determined for each of those classes through a process that considers historical delinquency and loan loss experience over the most recent years.

Measurement

The methodology used to measure the allowance for loan and lease losses was developed internally by the credit risk and finance areas at the corporate level. In those areas and considering the different characteristics of the portfolios, different areas are responsible for defining the methodology to measure the allowance for each: Corporate (including loan operations with objective evidence of impairment and individually significant loan operations but with no objective evidence of impairment), Individuals, Small and Medium Businesses, and Foreign Units Latin America. Each of the four portfolio areas responsible for defining the methodology to measure the allowance for loan and lease losses is further divided into groups, including groups that develop the methodology and groups that validate the methodology. A centralized group in the credit risk area is responsible for measuring the allowance on a recurring basis following the methodologies developed and approved for each of the four areas.

The methodology is based on two components to determine the amount of the allowance: The probability of default by the client or counterparty (PD), and the potential economic loss that may occur in the event of default, being the debt that cannot be recovered (LGD) which are applied to the outstanding balance of the loan. Measurement and assessment of these risk components is part of the process for granting credit and for managing the portfolio. The estimated amounts of PD and LGD are measured based on statistical models that consider a significant number of variables which are different for each class and include, among others, income, equity, past loan experiences, level of indebtedness, economic sectors that affect collectability and other attributes of each counterparty and of the economic environment. These models are regularly updated for changes in economic and business conditions.

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A model updating process is started when the modeling area identifies that it is not capturing significant effects of the changes of economic conditions, in the performance of the portfolio or when a change is made in the methodology for calculating the allowance for loan and lease losses. When a change in the model is made, the model is validated through back-testing and statistical methods are used to measure its performance through detailed analysis of its documentation, by describing step-by-step how the process is carried out. The models are validated by an area independent from the one developing it, by issuing a technical report on the assumptions used (integrity, consistency, and replicability of the bases) and on the mathematical methodology used. The technical report is subsequently submitted to CTAM (Model assessment technical committee), which is the highest level of approval of model reviews.

Considering the different characteristics of the loans at each of the four portfolio areas (Corporate (with no objective evidence of impairment), Individuals, Small and Medium Businesses, and Foreign Units Latin America), different areas within the corporate credit risk area are responsible for developing and approving the methodologies for loans in each of those four portfolio areas. Management believes that the fact that different areas focus on each of the four portfolios results in increased knowledge, specialization and awareness of the teams as to the factors that are more relevant for each portfolio area in measuring the loan losses. Also considering such different characteristics and other factors, different inputs and information are used to estimate the PD and LGD as further detailed below:

•	Corporate (with no evidence of impairment) - factors considered and inputs used are mainly the history of the customer relationship with us, the results of analysis of the customer’s accounting statements and the information obtained through frequent contacts with its officers, aiming at understanding the strategy and the quality of its management. Additionally, industry and macroeconomic factors are also included in the analysis. All those factors (which are quantitative and qualitative) are used as inputs to the internal model developed to determine the corresponding rating category. This approach is also applied to the corporate credit portfolio outside Brazil.

•	Individuals – factors considered and inputs used are mainly the history of the customer relationship with us, and information available through credit bureaus (negative information).

•	Small / Medium Businesses – factors considered and inputs used include, in addition to the history of the customer relationship and credit bureau information about the customer’s revenues, industry expertise, and information about its shareholders and officers, among others.

•	Foreign Units – Latin America – considering the relative smaller size of this portfolio and its more recent nature, the models are simpler and use the past due status and an internal rating of the customer as main factors.

Reversal, write-off, and renegotiation

If, in a subsequent period, the amount of the impairment loss decreases and the decrease is objectively related to an event occurring after the impairment was recognized (such as an improvement in the debtor’s credit rating), the previously recognized impairment is reversed. The amount of reversal is recognized in the consolidated statement of Income under Expense for allowance for loan and lease losses.

When a loan is uncollectible, it is written-off in the balance sheet under allowance for loan and lease losses. Write-off as losses occur after 360 days of credits have matured or after 540 days for loans with maturities over 36 months.

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In almost all cases for loan products, renegotiated loans require at least one payment to be made under the renegotiated terms in order for it to be removed from nonperforming and nonaccrual status. Renegotiated loans return to nonperforming and nonaccrual status when they reach 60 days past due under the renegotiated terms, which typically corresponds to the borrower missing two or more payments.

IX-	Other financial assets

ITAÚ UNIBANCO HOLDING presents these assets, which composition is detailed in Note 20a, in the consolidated balance sheet initially at fair value and subsequently at amortized cost using the effective interest method.

Interest income is recognized in the consolidated statement of income under Interest and similar income.

X-	Financial liabilities at amortized cost

The financial liabilities that are not classified at fair value through profit or loss are classified into this category and initially recognized at fair value and subsequently measured at amortized cost using the effective interest rate method. Interest expenses are presented in consolidated statement of income under Interest and similar expense.

The following financial liabilities are presented in the consolidated balance sheet and recognized at amortized cost:

•	Deposits (See Note 17).
•	Securities sold under repurchase agreements (Note 2.4f).
•	Funds from interbank markets (Note 19a).
•	Funds from institutional markets (Note 19b).
•	Liabilities for capitalization plans.
•	Other financial liabilities (Note 20b).

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h)	Investments in associates and joint ventures

I – Associates

In accordance with IAS 28 – “Investments in associates and joint ventures”, associates are those companies in which the investor has significant influence, but does not have control. Significant influence is usually presumed to exist when an interest in voting capital is held from 20.0% to 50.0%. Investments in these companies are initially recognized at cost of acquisition and subsequently accounted for using the equity method. Investments in associates and joint ventures include the goodwill identified upon acquisition, net of any cumulative impairment loss.

II – Joint arrangements

Before January 1, 2013, ITAÚ UNIBANCO HOLDING consolidated proportionally its interest held in joint ventures, in conformity with the requirements of IAS 31 – “Interests in joint ventures”. As from that date, ITAÚ UNIBANCO HOLDING adopted IFRS 11 – “Joint arrangements”, thus changing its accounting policy from interest in joint business to the equity method.

In accordance with the IFRS 11, investments in joint business are classified as joint operations or joint ventures. The classification is dependent upon the contractual rights and obligations held by each investor, rather than the legal structure of the joint arrangements.

ITAÚ UNIBANCO HOLDING has assessed the nature of its joint arrangements and concluded that it has both joint operations and joint ventures. There was no change in the accounting treatment for joint operations. For joint ventures, ITAÚ UNIBANCO HOLDING adopted the new policy for interest in joint ventures, in accordance with the IFRS 11 transition provisions.

The effects arising from adopting IFRS 11, which gave rise to a change in the accounting policy, have not had significant impacts on the consolidated financial statements of ITAÚ UNIBANCO HOLDING.

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ITAÚ UNIBANCO HOLDING’s share in profits or losses of its associates and joint ventures after acquisition is recognized in the consolidated statement of income. Its share of the changes in the reserves of corresponding stockholders’ equity of its associates and joint ventures is recognized in its own reserves of stockholders’ equity. The cumulative changes after acquisition are adjusted against the carrying amount of the investment. When the ITAÚ UNIBANCO HOLDING share of losses of an associates and joint ventures is equal or above its interest in the associates and joint ventures, including any other receivables, ITAÚ UNIBANCO HOLDING does not recognize additional losses, unless it has incurred any obligations or made payments on behalf of the associates and joint ventures.

Unrealized profits on transactions between ITAÚ UNIBANCO HOLDING and its associates and joint ventures are eliminated to the extent of the interest of ITAÚ UNIBANCO HOLDING. Unrealized losses are also eliminated, unless the transaction provides evidence of impairment of the transferred asset. The accounting policies on associates and joint ventures are consistent with the policies adopted by ITAÚ UNIBANCO HOLDING.

If the interest in the associates and joint ventures decreases, but ITAÚ UNIBANCO HOLDING retains significant influence or joint control, only the proportional amount of the previously recognized amounts in Other comprehensive income is reclassified in Income, when appropriate.

Gains and losses from dilution arising from investments in associates and joint ventures are recognized in the consolidated statement of income.

i)	Lease commitments (as lessee)

As a lessee, ITAÚ UNIBANCO HOLDING has finance and operating lease agreements.

ITAÚ UNIBANCO HOLDING leases certain fixed assets. Leases of fixed assets, in which ITAÚ UNIBANCO HOLDING substantially holds all risks and rewards incidental to the ownership are classified as finance leases. They are capitalized on the commencement date of the leases at the lower of the fair value of the asset and the present value of the lease future minimum payments.

Each lease installment is allocated partially to the liability and partially to financial charges, so that a constant rate is obtained for the outstanding debt balance. The corresponding obligations, net of future financial charges, are included in Other financial liabilities. The interest expense is recognized in the consolidated statement of income over the lease term, to produce a constant periodic rate of interest on the remaining balance of the liability for each period. Fixed assets acquired through finance lease are depreciated over their useful lives.

Expenses of operating leases are recognized in the consolidated statement of income, on a straight-line basis, over the period of lease.

When an operating lease is terminated before the end of the lease term, any payment to be made to the lessor as a penalty is recognized as an expense in the period the termination occurs.

j)	Fixed assets

In accordance with IAS 16 – “Property, plant and equipment”, fixed assets are recognized at the cost of acquisition less accumulated depreciation, calculated using the straight-line method and rates based on the estimated useful lives of these assets. Such rates are presented in Note 15.

The residual values and useful lives of assets are reviewed and adjusted, if appropriate, at the end of each year.

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ITAÚ UNIBANCO HOLDING reviews its assets in order to identify whether any indications of impairment exist. If such indications are identified, fixed assets are tested for impairment. In accordance with IAS 36 – Impairment of assets, impairment losses are recognized for the difference between the carrying and recoverable amount of an asset (or group of assets), in the consolidated statement of income. The recoverable amount of an asset is defined as the higher of its fair value less costs to sell and its value in use. For purposes of assessing impairment, assets are grouped at the lowest level for which independent cash flows can be identified (cash-generating units). The assessment may be made at an individual asset level when the fair value less the cost to sell may be reliably determined.

ITAÚ UNIBANCO HOLDING in the period ended December 31, 2014, December 31, 2013 and December 31, 2012 did not recognize any impairment losses related to fixed assets.

Gains and losses on disposals of fixed assets are recognized in the consolidated statement of income under Other income or General and administrative expenses.

k)	Goodwill

In accordance with IFRS 3 (R) – “Business combinations”, goodwill may arise on an acquisition and represents the excess of the consideration transferred plus non-controlling interest over the net fair value of the net identifiable assets and contingent liabilities of the acquiree. Goodwill is not amortized, but its recoverable amount is tested for impairment annually or when there is any indication of impairment, using an approach that involves the identification of cash-generating units and estimates of fair value less cost to sell and/or value in use.

As defined in IAS 36, a cash-generating unit is the lowest identifiable group of assets that generates cash inflows that are independent of the cash inflows from other assets or groups of assets. Goodwill is allocated to cash-generating units for the purpose of impairment testing. The allocation is made to those cash-generating units that are expected to benefit from the business combination.

IAS 36 determines that an impairment loss shall be recognized for a cash-generating unit if the recoverable amount of the cash-generating unit is less than its carrying amount. The loss shall be allocated first to reduce the carrying amount of any goodwill allocated to the cash-generating unit, and then to the other assets of the unit on a pro rata basis applied to the carrying amount of each asset. The loss cannot reduce the carrying amount of an asset below the higher of its fair value less costs to sell and its value in use. The impairment loss of goodwill cannot be reversed.

Goodwill arising from the acquisition of subsidiaries is presented in the Consolidated Balance Sheet under the line Goodwill.

Goodwill of associates and joint ventures is reported as part of investment in the consolidated balance sheet under Investments in associates and joint ventures, and the impairment test is carried out in relation to the total balance of the investments (including goodwill).

l)	Intangible assets

Intangible assets are non-physical assets, including software and other assets, and are initially recognized at cost. Intangible assets are recognized when they arise from legal or contractual rights, their costs can be reliably measured, and in the case of intangible assets not arising from separate acquisitions or business combinations, it is probable that future economic benefits may arise from their use. The balance of intangible assets refers to acquired assets or those internally generated.

Intangible assets may have finite or indefinite useful lives. Intangible assets with finite useful lives are amortized using the straight-line method over their estimated useful lives. Intangible assets with indefinite useful lives are not amortized, but periodically tested in order to identify any impairment.

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ITAÚ UNIBANCO HOLDING semi-annually assesses its intangible assets in order to identify whether any indications of impairment exist, as well as possible reversal of previous impairment losses. If such indications are found, intangible assets are tested for impairment. In accordance with IAS 36, impairment losses are recognized as the difference between the carrying and the recoverable amount of an asset (or group of assets), and recognized in the consolidated statement of income. The recoverable amount of an asset is defined as the higher of its fair value less costs to sell and its value in use. For purposes of assessing an impairment, assets are grouped into the minimum level for which cash flows can be identified. The assessment can be made at an individual asset level when the fair value less its cost to sell can be determined reliably.

In the period ended December 31, 2014 the ITAÚ UNIBANCO HOLDING recognized impairment losses in the amount of R$ 8 related to development of software and losses reversals of R$ 25 related to association for the promotion and offer of financial products and services (At December 31, 2013, recognized impairment losses in the amount of R$ 6 related to the development of software and R$ 27 related to association for the promotion and offer of financial products and services, at December 31, 2012, recognized impairment losses in the amount of R$ 3 related to acquisition of rights to credit payroll and R$ 4 related to association for the promotion and offer of financial products and services), caused by results below expectations.

As set forth in IAS 38, ITAÚ UNIBANCO HOLDING elected the cost model to measure its intangible assets after its initial recognition.

m)	Assets held for sale

Assets held for sale are recognized in the balance sheet when they are actually repossessed or there is intention to sell. These assets are initially recorded at the lower of: (i) the fair value of the asset less the estimated selling expenses, or (ii) the carrying amount of the related asset held for sale.

Subsequent reductions in the carrying value of such assets are recorded as a loss due to decreases in fair value less costs to sell, in the consolidated statement of income under General and administrative expenses. In the case of recovery of the fair value less cost to sell, the recognized losses can be reversed.

n)	Income tax and social contribution

There are two components of the provision for income tax and social contribution: current and deferred.

Current income tax expense approximates taxes to be paid or recovered for the applicable period. Current assets and liabilities are recorded in the balance sheet under Tax assets – income tax and Social contribution - current and Tax liabilities assets – income tax and Social contribution – current, respectively.

Deferred income tax and social contribution represented by deferred tax assets and liabilities are obtained based on the differences between the tax bases of assets and liabilities and the amounts reported in the financial statements at each year end. The tax benefit of tax loss carryforwards is recognized as an asset. Deferred tax assets are only recognized when it is probable that future taxable income will be available for offset. Deferred tax assets and liabilities are recognized in the balance sheet under Tax assets – Income tax and social contribution – Deferred and Tax liabilities – Income tax and social contribution - Deferred, respectively.

Income tax and social contribution expense is recognized in the consolidated statement of income under Income tax and social contribution, except when it refers to items directly recognized in Other comprehensive income, such as: deferred tax on fair value measurement of available-for-sale financial assets, and tax on cash flow hedges. Deferred taxes of such items are initially recognized in other comprehensive income and subsequently recognized in Income together with the recognition of the gain / loss originally deferred.

Changes in tax legislation and rates are recognized in the consolidated statement of income under Income tax and social contribution in the period in which they are enacted. Interest and fines are recognized in the consolidated statement of income under General and administrative expenses. Income tax and social contribution are calculated at the rates shown below, considering the respective taxable bases, based on the current legislation related to each tax, which in the case of the operations in Brazil are for all the reporting periods as follows:

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12/31/2014
Income tax	15.00%
Additional income tax	10.00%
Social contribution (*)	15.00%

(*) For non-financial operations consolidated in the financial statements the social contribution rate regards 9.00%.

To determine the proper level of provisions for taxes to be maintained for uncertain tax positions, a two-phased approach was applied, according to which a tax benefit is recognized if it is more probable than not that a position can be sustained. The benefit amount is then measured to be the highest tax benefit which probability of realization is over 50.0%.

o)	Insurance contracts and private pension

IFRS 4 – “Insurance contracts” defines insurance contracts as contracts under which the issuer accepts a significant insurance risk of the counterparty, by agreeing to compensate it if a specified uncertain future event adversely affects it.

ITAÚ UNIBANCO HOLDING, through its subsidiaries, issues contracts to clients that have insurance risks, financial risks or a combination of both. A contract under which ITAÚ UNIBANCO HOLDING accepts significant insurance risks from its clients and agrees to compensate them upon the occurrence of a specified uncertain future event is classified as an insurance contract. The insurance contract may also transfer a financial risk, but is accounted for as an insurance contract, should the insurance risk be significant.

As permitted by IFRS 1, upon adoption of IFRS for the first time, ITAÚ UNIBANCO HOLDING elected not to change its accounting policies for insurance contracts, which follow accounting practices adopted in Brazil (“BRGAAP”).

Investment contracts are those that transfer a significant financial risk. Financial risk is the risk of a future change in one or more variables, such as interest rate, price of financial assets, price of commodities, foreign exchange rate, index of prices or rates, credit risk rating, credit index or other variable.

Investment contracts may be reclassified as insurance contracts after their initial classification, should the insurance risk become significant.

Investment contracts with discretionary participation features are financial instruments, but they are treated as insurance contracts, as established by IFRS 4.

Once the contract is classified as an insurance contract, it remains as such until the end of its life, even if the insurance risk is significantly reduced during such period, unless all rights and obligations are extinguished or expired.

Note 30 presents a detailed description of all products classified as insurance contracts.

Private pension plans

In accordance with IFRS 4, an insurance contract is one that exposes its issuer to a significant insurance risk. An insurance risk is significant only if the insurance event could cause an issuer to pay significant additional benefits in any scenario, except for those that do not have commercial substance. Additional benefits refer to amounts that exceed those that would be payable if no insured event occurred.

Contracts that contemplate retirement benefits after an accumulation period (known as PGBL, VGBL and FGB) assure, at the commencement date of the contract, the basis for calculating the retirement benefit (mortality table and minimum interest). The contracts specify the annuity fees and, therefore, the contract transfers the insurance risk to the issuer at the commencement date, and they are classified as insurance contracts.

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The payment of additional benefits is considered significant in all scenarios with commercial substance, since survival of the beneficiary may exceed the survival estimates in the actuarial table used to define the benefit agreed in the contract. The option of conversion into a fixed amount to be paid for the life of the beneficiary is not available. All contracts give the right to the counterparty to choose a life annuity benefit.

Insurance premiums

Insurance premiums are recognized by issuing an insurance policy or over the period of the contracts in proportion to the amount of the insurance coverage. Insurance premiums are recognized as income in the consolidated statement of income.

If there is evidence of impairment losses with respect to receivables for insurance premiums, ITAÚ UNIBANCO HOLDING recognizes a provision, sufficient to cover this loss, based on the risk analysis of realization of insurance premiums receivable with installments overdue for over 60 days.

Reinsurance

Reinsurance premiums are recognized over the same period in which the related insurance premiums are recognized in the consolidated statement of income.

In the ordinary course of business, ITAÚ UNIBANCO HOLDING reinsures a portion of the risks underwritten, particularly property and casualty risks that exceed the maximum limits of responsibility that we determine to be appropriate for each segment and product (after a study which considers size, experience, specificities, and the necessary capital to support these limits). These reinsurance agreements allow the recovery of a portion of the losses from the reinsurer, although they do not release the insurer from the main obligation as direct insurer of the risks contemplated in the reinsurance.

Reinsurance assets are valued according to consistent basis of risk assignment contracts, and in the event of losses effectively paid are revalued after 365 days elapse in relation to the possibility of non-recovery of such losses. In the event of doubt, these assets are reduced based on the provision recognized for credit risk associated to reinsurance.

Acquisition costs

Acquisition costs include direct and indirect costs related to the origination of insurance. These costs, except for the commissions paid to brokers and others, are expensed directly in income as incurred. Commissions, on the other hand, are deferred and expensed in proportion to the recognition of the premium revenue, i.e. over the period of the corresponding insurance contract.

Liabilities

Reserves for claims are established based on historical experience, claims in process of payment, estimated amounts of claims incurred but not yet reported, and other factors relevant to the required reserve levels. A liability for premium deficiencies is recognized if the estimated amount of premium deficiencies exceeds deferred acquisition costs. Expenses related to recognition of liabilities for insurance contracts are recognized in the consolidated statement of income under Change in reserves for insurance and private pension.

Embedded derivatives

ITAÚ UNIBANCO HOLDING analyzes all contracts in order to check for any embedded derivatives. In the cases where these derivatives meet the definition of insurance contracts on their own, we do not separate them. We have not identified any embedded derivatives in our insurance contracts, which may be separated or measured at fair value in accordance with IFRS 4 requirements.

Liability adequacy test

IFRS 4 requires that the insurance companies analyze the adequacy of their insurance liabilities in each reporting period through a minimum adequacy test. The liability adequacy test for IFRS was conducted by adopting the current actuarial assumptions for future cash flows of all insurance contracts in force on the balance sheet date.

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As a result of this test, if the assessment shows that the carrying amount of the insurance liabilities (less related deferred acquisition costs of contracts and related intangible assets) is lower than the value of the estimated future cash flows, any identified deficiency will have to be recognized in income for the period. In order to perform the adequacy test, insurance contracts are grouped in portfolios that are broadly subject to similar risks and which risks are jointly managed as a single portfolio.

The assumptions used to conduct the liability adequacy test are detailed in Note 30.

p)	Capitalization plans

ITAÚ UNIBANCO HOLDING sells capitalization certificates, in which clients deposit specific amounts, depending on the plan, which are redeemable at the original amount plus interest. Clients enter, during the term of the plan, into raffles of cash prizes.

While for regulatory purposes in Brazil they are regulated by the insurance regulator, these plans do not meet the definition of an insurance contract under IFRS 4, and therefore they are classified as a financial liability at amortized cost under IAS 39.

Revenue from capitalization plans is recognized during the period of the contract and measured as the difference between the amount deposited by the client and the amount that ITAÚ UNIBANCO HOLDING has to reimburse.

q)	Post-employments benefits

ITAÚ UNIBANCO HOLDING is required to make contributions to government social security and labor indemnity plans, in Brazil and in other countries where it operates, which are expensed in the consolidated statement of income as an integral part of general and administrative expenses, when incurred. Those contributions totaled R$ 1,747 from January 1 to December 31, 2014 (R$ 1,547 from January 1 to December 31, 2013 and R$ 1,488 from January 1 to December 31, 2012).

Additionally, ITAÚ UNIBANCO HOLDING also sponsors defined benefit plans and defined contribution plans, accounted for pursuant to IAS 19 – “Employee benefits” up to December 31, 2012 and in accordance with the IAS 19 (revised in June 2011) – “Employee benefits” as from January 1, 2013.

Pension plans - Defined benefit plans

The liability (or asset, as the case may be) recognized in the consolidated balance sheet with respect to the defined benefit plan corresponds to the present value of the defined benefit obligations on the balance sheet date less the fair value of the plan assets. The defined benefit obligation is annually calculated by an independent actuarial consulting company using the projected unit credit method. The present value of the defined benefit obligation is determined by discounting the estimated amount of future cash flows of benefit payments based on the Brazilian treasury long term securities denominated in reais and with maturity periods similar to the term of the pension plan liabilities.

The following amounts are recognized in the consolidated statement of income:

•	current service cost – defined as the increase in the present value of obligations resulting from employee service in the current period;
•	interest on the net amount of assets (liabilities) of defined benefit plans is the change, during the period, in the net amount recognized in assets and liabilities, due to the time elapsed, which comprises the interest income on plan assets, interest expense on the obligations of the defined benefit plan and interest on the asset ceiling effects.

Actuarial gains and losses arise from the non-realization of the actuarial assumptions established in the latest actuarial evaluation as compared to those effectively carried out, as well as the effects from changes in such assumptions. Gains and losses are fully recognized in Other Comprehensive Income.

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Pension plans - defined contribution

For defined contribution plans, contributions to plans made by ITAÚ UNIBANCO HOLDING, through pension plan funds, are recognized as an expense when due.

Other post-employment benefit obligations

Certain companies that merged into ITAÚ UNIBANCO HOLDING over the past few years were sponsors of post-employment healthcare benefit plans and ITAÚ UNIBANCO HOLDING is contractual committed to maintain such benefits over specific periods, as well as in relation to the benefits granted due to a judicial ruling.

Similarly to the defined benefit pension plans, these obligations are assessed annually by independent and qualified actuaries, and the costs expected from these benefits are accrued during the length of service. Gains and losses arising from adjustments and changes in actuarial assumptions are debited from or credited to stockholders’ equity in other comprehensive income in the period in which they occur.

r)	Stock-based compensation

Stock-based compensation is accounted for in accordance with IFRS 2 - “Share-based payment” which requires the entity to measure the value of equity instruments granted, based on their fair value at the option grant date. This cost is recognized during the vesting period of the right to exercise the instruments.

The total amount to be expensed is determined by reference to the fair value of the options granted excluding the impact of any service and non-market performance vesting conditions (notably remaining an employee of the entity over a specified time period). The fulfillment of on-market vesting conditions is included in the assumptions about the number of options that are expected to be exercised. At the end of each period, ITAÚ UNIBANCO HOLDING revises its estimates of the number of options that are expected to be exercised based on non-market vesting conditions. It recognizes the impact of the revision of the original estimates, if any, in the consolidated statement of income, with a corresponding adjustment to stockholders’ equity.

When the options are exercised, the ITAÚ UNIBANCO HOLDING treasury shares are generally delivered to the beneficiaries.

The fair value of stock options is estimated by using option pricing models that take into account the exercise price of the option, the current stock price, the risk-free interest rate, the expected volatility of the stock price and the life of the option.

All stock based compensation plans established by ITAÚ UNIBANCO HOLDING correspond to plans that can be settled exclusively through the delivery of shares.

s)	Financial guarantees

In accordance with IAS 39, the issuer of a financial guarantee contract has an obligation and should recognize it initially at its fair value. Subsequently, this obligation should be measured at: (i) the amount initially recognized less accumulated amortization and (ii) the amount determined pursuant to IAS 37 – “Provisions, contingent liabilities and contingent assets”, whichever is higher.

ITAÚ UNIBANCO HOLDING recognizes the fair value of the guarantees issued in the consolidated balance sheet under Other liabilities. Fair value is generally represented by the fee charged to client for issuing the guarantee. This amount at the issuance date is amortized over the life of the guarantee issued and recognized in the consolidated statement of income under Banking service fees.

After issuance, if based on the best estimate ITAÚ UNIBANCO HOLDING concludes that the occurrence of a loss regarding a guarantee issued is probable, and if the loss amount is higher than the initial fair value less cumulative amortization of the guarantee, a provision is recognized for such amount.

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t)	Provisions, contingent assets and contingent liabilities

These are assessed, recognized and disclosed in accordance with IAS 37. Contingent assets and contingent liabilities are rights and obligations arising from past events for which materialization depends on future events.

Contingent assets are not recognized in the consolidated financial statements, except when the Management of ITAÚ UNIBANCO HOLDING understands that realization is virtually certain which, generally corresponds to lawsuits with favorable rulings, in final and unappealable judgments, withdrawal from lawsuits as a result of a payment in settlement or as a result of an agreement to offset against an existing liability.

Contingent liabilities mainly arise from administrative proceedings and lawsuits, inherent in the ordinary course of business, filed by third parties, former employees and governmental bodies, in connection with civil, labor, and tax and social security claims.

These contingencies are evaluated based on the Management’s best estimates, taking into account the opinion of legal counsel when there is a likelihood that financial resources are required to settle the obligations and the amounts can be estimated with reasonable certainty.

Contingent losses are classified as:

•	probable: in which liabilities are recognized in the consolidated balance sheet under Provisions;
•	possible: in which case they are disclosed in the financial statements but no provision is recorded;
•	remote: which require neither a provision nor disclosure.

Contingent liabilities recorded under Provisions and those disclosed as possible are measured using best estimates through the use of models and criteria which allow their appropriate measurement even if there is uncertainty as to their ultimate timing and amount, and the criteria are detailed in Note 32.

The amount of court escrow deposits is adjusted in accordance with current legislation.

Contingent liabilities guaranteed by indemnity clauses provided by third parties, such as in business combinations carried out before the transition date to IFRS, are recognized when a claim is asserted, and a receivable is recognized simultaneously subject to its collectability. For business combinations carried out after the transition date, indemnification assets are recognized at the same time and measured on the same basis as the indemnified item, subject to collectability or contractual limitations on the indemnified amount.

u)	Capital

Common and preferred shares, which are equivalent to common shares but without voting rights are classified in Stockholders’ equity. The additional costs directly attributable to the issue of new shares are included in Stockholders’ equity as a deduction from the proceeds, net of taxes.

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v)	Treasury shares

Common and preferred shares repurchased are recorded in Stockholders’ equity under Treasury shares at their average purchase price.

Shares that are subsequently sold, such as those sold to grantees under our stock option plan, are recorded as a reduction in treasury shares, measured at the average price of treasury stock held at such date.

The difference between the sale price and the average price of the treasury shares is recorded as a reduction or increase in Additional paid-in capital. The cancellation of treasury shares is recorded as a reduction in Treasury shares against Appropriated reserves, at the average price of treasury shares at the cancellation date.

w)	Dividends and interest on capital

Pursuant to the Company's bylaws, stockholders are entitled to a mandatory minimum dividend of 25.0% of net income for the year, as determined in accordance with the corporate law. Minimum dividend amounts established in the bylaws are recorded as liabilities at the end of each year. Any other amount above the mandatory minimum dividend is accounted for as liabilities, when approved by the stockholders at a Stockholder´s Meeting. Since January 1, 1996, Brazilian companies have been permitted to attribute a tax-deductible nominal interest rate charge on net equity (called interest on capital.)

Interest on capital is treated for accounting purposes as a dividend, and it is presented as a reduction of stockholders' equity in the consolidated financial statements. The related tax benefit is recorded in the consolidated statement of income.

Dividends have been and continue to be calculated and paid based on the financial statements prepared under Brazilian accounting standards and regulations for financial institutions and not based on these consolidated financial statements prepared under IFRS.

x)	Earnings per share

Earnings per share are computed by dividing net income attributable to the owners of ITAÚ UNIBANCO HOLDING by the weighted average number of common and preferred shares outstanding for each reporting year. Weighted average shares are computed based on the periods for which the shares were outstanding.

Earnings per share are presented based on the two types of shares issued by ITAÚ UNIBANCO HOLDING. Both types, common and preferred, participate in dividends on substantially the same basis, except that preferred shares are entitled to a priority non-cumulative minimum annual dividend of R$ 0.022 per share. Earnings per share are computed based on the distributed earnings (dividends and interest on capital) and undistributed earnings of ITAÚ UNIBANCO HOLDING after giving effect to the preference indicated above, without regard to whether the earnings will ultimately be fully distributed. Earnings per share amounts have been determined as if all earnings were distributed and computed following the requirements of IAS 33 – “Earnings per share”.

ITAÚ UNIBANCO HOLDING grants stock-based compensation whose dilutive effect is reflected in diluted earnings per share, with the application of the “treasury stock method“. Under the treasury stock method, earnings per share are calculated as if shares under stock-based compensation plans had been issued and as if the assumed proceeds (funds to be received upon exercise of the stock options and the amount of compensation cost attributed to future services and not yet recognized) were used to purchase shares of ITAÚ UNIBANCO HOLDING.

y)	Revenue from services

ITAÚ UNIBANCO HOLDING provides a number of services to its clients, such as investment management, credit card, investment banking services and certain commercial banking services.

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Services related to current accounts are offered to clients either in the format of packages or individually. These revenues are recognized when such services are provided.

Income from credit card commissions arises from the capture of these transactions and allocated to income on their capture and processing date.

Revenue from certain services such as fees from funds management, performance, collection for retail clients and custody, is recognized over the life of the related contracts on a straight-line basis.

The breakdown of the banking service fees is detailed in Note 24.

z)	Segment information

IFRS 8 – “Operating segments” requires that operating segments are disclosed consistently with information provided to the chief operating decision maker, who is the person or group of persons that allocates resources to the segments and assesses their performance. ITAÚ UNIBANCO HOLDING considers that its Executive Board is the chief operating decision maker.

ITAÚ UNIBANCO HOLDING has four reportable segments: (i) Commercial Bank – Retail, (ii) Consumer Credit – Retail, (iii) Wholesale Bank, and (iv) Activities with the Market + Corporation.

Segment information is presented in Note 34.

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Note 3 – Business development

a)	BSF Holding S.A.

On April 14, 2011, ITAÚ UNIBANCO HOLDING entered into a sale and purchase agreement for the purchase and sale of shares with Carrefour Comércio e Indústria Ltda. (“Carrefour”) to acquire 49.0% of BSF Holding S.A. (“Banco Carrefour”), the entity responsible for the offer and distribution, on an exclusive basis, of financial, insurance and private pension products and services in the distribution channels of Carrefour Brazil operated under the “Carrefour” brand in Brazil. The completion of the operation was subject to the approval of the Central Bank of Brazil, which was obtained on April 23, 2012 and to the transfer of shares of BSF to ITAÚ UNIBANCO HOLDING., which was carried out on May 31, 2012.

Since May 31, 2012 ITAÚ UNIBANCO HOLDING have accounted for this interest in BSF under the equity method (Note 13) and as transactions with related parties (Note 35).

The allocation of the difference between the investment held in BSF and the interest in its net assets, at the acquisition date, is shown below:

Acquired identifiable assets and assumed liabilities
Cash and deposits on demand	1
Available-for-sale financial assets	131
Loan operations, net	600
Fixed assets, net	6
Intangible assets, net	33
Others assets (*)	1,881
Total acquired assets	2,652
Deposits	312
Deposits received under securities repurchase agreements	94
Provisions	27
Others liabilities (*)	1,738
Total assumed liabilities	2,171
Net assets at fair value – 100.0%	481
Interest acquired – 49.0%	236
Consideration paid	816
Goodwill	580

(*) Basically represented by credit card operations.

Goodwill arising from the operation is reported as part of investment in the heading Investments in associates and joint ventures (Note 13a), and the impairment test is analyzed in relation to the total investment balance (including goodwill).

b)	REDE

On September 24, 2012, ITAÚ UNIBANCO HOLDING completed the auction of the Tender Public Offer (OPA) to cancel REDE’s listed company register, pursuant to the OPA call notice published on August 23, 2012.

As a result of the auction, ITAÚ UNIBANCO HOLDING purchased, through its non-financial subsidiary Banestado Participações, Administração e Serviços Ltda., 298,989,237 common shares issued by REDE, representing 44.4% of its capital, and now it holds 635,474,593 common shares, representing 94.4% of its capital. The shares were purchased for the unit price of R$ 35.00, totaling R$ 10,469.

With the purpose of completing the purchase of the remaining minority interest, ITAÚ UNIBANCO HOLDING acquired, by way of its subsidiary Banestado Participações, Administração e Serviços Ltda., 36,423,856 common shares (24,207,582 shares in October 2012; 9,893,659 shares in November 2012; and 2,322,615 shares in December 2012) for the amount, offered at the OPA of September 24, 2012, of R$

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35.00, plus SELIC variation for the period, redeemed 999,884 common shares and canceled 72,372 treasury shares, thus increasing its interest in the capital, from 94.4% to 100.0%, totaling the amount of R$ 1,283 (including fees and brokerage).

On October 18, 2012, the Brazilian Securities and Exchange Commission (CVM) cancelled REDE’s registration as a publicly-held company.

Changes in stockholders’ equity of ITAÚ UNIBANCO HOLDING S.A., due to the purchase of shares from non-controlling stockholders of REDE, are shown below:

2012

Effect of change in interest	(11,151)
Recognition of deferred income tax on temporary difference (*)	3,791
Decrease in stockholders’ equity due to the purchase of REDE’s shares	(7,360)

(*)   For non-financial subsidiaries, tax rate of Income Tax and Social Contribution is 34.00%.

c)	Association with Banco BMG S.A.

On July 9, 2012 ITAÚ UNIBANCO HOLDING entered into an Association Agreement with Banco BMG S.A. ("BMG"), aiming at the offering, distribution and commercialization of payroll debit loans through the incorporation of a financial institution, the Banco Itaú BMG Consignado S.A. (“Itaú BMG Consignado”). After obtaining the previous approval required for starting operations, issued by the Administrative Council for Economic Defense (CADE) on October 17, 2012, the final documents were signed on December 13, 2012 and Banco BMG has been a stockholder of Itaú BMG Consignado since January 7, 2013. The completion of the operation was subject to the approval of the Central Bank of Brazil, which was obtained on April 18, 2013.

As a result of this transaction stockholders’ equity attributed to non-controlling stockholders increased by R$ 303 at the base date of 2013.

On April 29, 2014, an agreement was entered into to establish the combination of payroll loan business of BMG and Itaú BMG Consignado, which was concentrated in Itaú BMG Consignado. In reciprocity for this business combination, on July 25, 2014, a capital increase of Itaú BMG Consignado was carried out, fully subscribed and paid in by BMG in the amount of R$ 181. The possibility of this combination was already set forth in the investment agreement of December 13, 2012, which governs the association. After this capital increase, ITAÚ UNIBANCO HOLDING will hold a sixty per cent (60%) interest in the total and voting capital of Itaú BMG Consignado and BMG will hold the remaining forty per cent (40%).

Accordingly, as from July 25, 2014 and throughout the period of the Association, Itaú BMG Consignado is exclusive vehicle of BMG and its controlling shareholders for the offer, in the Brazilian territory, of payroll loans, provided that certain exceptions are observed for a maximum period of six (6) months counted from the date on which the capital of Itaú BMG Consignado is increased.

It is estimated that this transaction will not have significant accounting effects on the results of ITAÚ UNIBANCO HOLDING, which will continue to consolidate Itaú BMG Consignado in its financial statements.

d) Credicard

On May 14, 2013, ITAÚ UNIBANCO HOLDING, signed with Banco Citibank, a Share and Quotas Purchase Agreement for the acquisition of Banco Credicard and Credicard Promotora de Vendas, including “Credicard” brand, for the amount of R$ 2,948 million (monetarily adjusted). The completion of this transaction was pending approval by the Central Bank of Brazil, which was obtained on December 12, 2013 and settled on December 20, 2013.

Banco Credicard and Credicard Promotora de Vendas are these entities responsible for the supply and distribution of financial products and services under “Credicard” brand, principally personal loans and credit cards.

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In view of this transaction, ITAÚ UNIBANCO HOLDING consolidated Banco Credicard and Credicard Promotora de Vendas in the consolidated financial statements as from December, 2013 to August 31, 2014. Banco Credicard merged with Banco Itaucard S.A. on August 31, 2014.

The allocation of the difference between the amount paid and the allocation of net assets at fair value led to the recognition of goodwill based on expected future profitability, in the amount of R$1,863 million, and other intangible assets.

e)	BMG Seguradora S.A.

On June 25, 2013, ITAÚ UNIBANCO HOLDING, through Banco Itaú BMG Consignado S.A. (“Itaú BMG Consignado”), which is an entity indirectly controlled by ITAÚ UNIBANCO HOLDING signed a Share Purchase Agreement with controlling shareholders of Banco BMG S.A. (“Sellers”) whereby Itaú BMG Consignado agreed to acquire 99.996% of the shares issued by BMG Seguradora S.A.

BMG Seguradora generated R$ 62.6 million in retained premiums during 2012 and, from January to May 2013, a retained premiums’ volume of R$ 42.4 million, 77% higher than the volume generated during the same period of 2012.

BMG Seguradora signed exclusivity agreements with Banco BMG S.A and with the Itaú BMG Consignado for the purpose of distributing insurance products to be offered jointly with the products distributed by these financial institutions.

The approval by the Central Bank of Brazil was obtained on December 19, 2013 and the transaction was settled on January 27, 2014 in the amount of R$ 88,1 million. This acquisition has not had any significant accounting impact on the results of ITAÚ UNIBANCO HOLDING, which has consolidated the transaction in its financial statements since January, 2014.

As a result of the study of Purchase Price Allocation - PPA, the allocation of difference between the amount paid and the share in net assets at fair value, resulted in the recognition of a goodwill due to expected future profitability in the amount of R$ 22.7 million.

f)	Citibank N.A. Uruguay Branch

On June 28, 2013, Itau Unibanco Holding, whereby its subsidiary Banco Itaú Uruguay S.A. (“BIU”) executed a binding agreement with Citibank N.A. Uruguay Branch (“Citi”) establishing the rules for the acquisition by BIU of the retail business conducted by Citi in Uruguay.

As a result of this transaction, BIU assumed a portfolio of more than 15,000 clients in Uruguay related to the retail business (bank accounts, saving and term deposits). The acquired assets include mainly the credit card operations conducted by Citi in Uruguay under the Visa, Mastercard and Diners brand, which in 2012 represented slightly more than 6.0% of the Uruguayan market share.

Approval was obtained from applicable regulatory authorities on December 10, 2013.

The allocation of the difference between the amount paid and the allocation of assets and liabilities related to the operation, net at fair value, led to the recognition of goodwill based on expected future profitability and other intangible assets.

g)	Partnership with Fiat

On August 20, 2013, ITAÚ UNIBANCO HOLDING announced that it renewed for another 10 years, by means of its subsidiary Itaú Unibanco S.A., the commercial cooperation agreement entered into with Fiat Group Automobiles S.p.A. and Fiat Automóveis S.A. (“Fiat”). This agreement sets forth: (i) exclusive financing offer in promotional campaigns held by car maker Fiat for the sale of new automobiles; and (ii) the exclusive use of Fiat brand in vehicle-financing related activities.

The amount involved in the transaction is not material for ITAÚ UNIBANCO HOLDING and, therefore, will not cause any material accounting effect in its results.

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h) Itaú CorpBanca

On January 29, 2014, ITAÚ UNIBANCO HOLDING, together with its subsidiary Banco Itaú Chile S.A. (“BIC”) entered into an agreement (Transaction Agreement) with CorpBanca (“CorpBanca”) and its controlling stockholders (“Corp Group”) establishing the terms and conditions to merge the operations of BIC and CorpBanca Chile in Chile and in the other jurisdictions in which CorpBanca operates.

The operation will be realized by means of (i) capital increase of BIC in the amount of US$ 652 million to be carried out by ITAÚ UNIBANCO HOLDING or one of its subsidiaries, (ii) merger of BIC into CorpBanca, with the cancellation of BIC shares and the issuance of new shares, at the estimated rate of 85,420.07 shares of CorpBanca for each 1 share of BIC, to be approved at the stockholders' meeting of CorpBanca upon the affirmative vote of two thirds (2/3) of shares issued by CorpBanca, so that the interests in the bank resulting from the merger (to be named “Itaú CorpBanca”) are 33.58% for ITAÚ UNIBANCO HOLDING and 32.92% for Corp Group, and (iii) subsequent integration of Itaú BBA Colombia S.A. into the operations of Itaú CorpBanca or its subsidiaries.

Itaú CorpBanca will be controlled by ITAÚ UNIBANCO HOLDING, which will enter into a stockholders’ agreement with Corp Group when the operation is concluded. This agreement will entitle ITAU UNIBANCO HOLDING and Corp Group to appoint members for the Board of Directors of Itaú CorpBanca in accordance to their interests in capital stock, and this group of stockholders will have the privilege of electing the majority of members of the Board of Directors, and ITAÚ UNIBANCO HOLDING will be entitled to elect the majority of these members. The chairmen of the Boards of Directors of Itaú CorpBanca and its subsidiaries will be appointed by Corp Group, and their vice-chairmen by ITAÚ UNIBANCO HOLDING. The executives of Itaú CorpBanca and its subsidiaries will be proposed by ITAÚ UNIBANCO HOLDING and ratified by the Board of Directors of Itaú CorpBanca. The stockholders’ agreement will also set forth that Corp Group will be entitled to approve, together with ITAÚ UNIBANCO HOLDING, certain strategic matters of Itaú CorpBanca, and it will include provisions on the transfer of shares between ITAU UNIBANCO HOLDING and Corp Group, and also to third parties.

It is estimated that this operation will not have significant accounting effects on the results of ITAÚ UNIBANCO HOLDING, which will consolidate Itaú CorpBanca in its financial statements.

The effectiveness of this operation is subject to the satisfaction of certain conditions precedent, including the aforementioned approval by the stockholders’ meeting of CorpBanca and regulatory approvals in Chile, Panama and Colombia. On October 15, 2014, BACEN approved the operation.

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i) Major Risk Insurance Operation

ITAÚ UNIBANCO HOLDING, whereby its subsidiary Itaú Unibanco S.A., signed on July 4th, 2014 a “Share Purchase Agreement” with ACE Ina International Holdings, Ltd. (“ACE”) whereby Itaú Unibanco and some of its subsidiaries have undertaken to sell their total stakes in Itaú Seguros Soluções Corporativas S.A. (“ISSC”).

ISSC had the ITAÚ UNIBANCO HOLDING’s major risk insurance operations, the clients of which were middle market and large corporations with policies representing high insured values. This operation was approved by the Administrative Council for Economic Defense (CADE) on September 15, 2014 and by SUSEP on October 09, 2014.

Based on pro-forma data for December 31, 2013, the major risk insurance operation comprises the following: net equity value of R$ 364 million, assets of R$ 5.8 billion and technical reserves of R$ 4.6 billion.

After certain conditions established in the agreement are fulfilled, ACE paid R$ 1.515 billion to ITAÚ UNIBANCO HOLDINGand its subsidiaries. The transfer of these shares and the financial settlement of the operation were carried out on October 31, 2014, in which the amount paid by ACE is subject to price adjustment according to the difference in the positions of Stockholders’ Equity between the pro forma balance sheet date and the closing balance sheet date.

The operation produced an accounting effect, before tax, of R$ 1.1 billion on fourth quarter ITAÚ UNIBANCO HOLDING's results.

ITAÚ UNIBANCO HOLDING’s major risk insurance operations are classified within the "Commercial Bank Retail" segment in these Financial Statements.

The sale of this operation reflects ITAÚ UNIBANCO HOLDING’s strategy of commercializing the mass-market insurance products typically related to retail banking.

j) Tecnologia Bancária S.A. (TECBAN) – New Shareholders’ Agreement

The subsidiaries of ITAÚ UNIBANCO HOLDING, in conjunction with other financial institutions, on July 17, 2014 signed a new Shareholders Agreement of TecBan that will revoke and substitute the current shareholders agreement as soon as it comes into effect.

In addition to the usual provisions in shareholders agreements such as rules on governance and the transfer of shares, the Shareholders Agreement provides that within approximately 4 (four) years as from the date it comes into effect, the Parties shall have substituted part of their external network of Automatic Teller Machines (“ATM”) for Banco24Horas Network ATMs, which are and shall continue to being managed by TecBan. As a general rule, the external ATM network can be considered those ATMs located outside the branch banking environment or where access is not restricted, exclusive or controlled such as for example such equipment installed in shopping centers, gasoline service stations, supermarkets etc.

In line with the worldwide tendency towards best practice in the industry, the Parties constituting Brazil’s leading retail banks will consolidate their external ATM networks on the Banco24Horas Network terminals, generating increased efficiency, greater quality and capillarity of customer service. It should also be pointed out that in addition to the Parties, approximately 40 (forty) other banks are clients of TecBan. Consequently, this growth in the Banco24Horas Network will also significantly benefit these institutions and their respective customers.

The operation was approved by the Administrative Council for Economic Defense (CADE) on October 22, 2014, with no restrictions. The effective date of sale and settlement was November 14, 2014.

This operation had no significant accounting effects on the results of ITAÚ UNIBANCO HOLDING.

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k) Maxi Pago

In September 2014 ITAU UNIBANCO HOLDING, through its subsidiary Rede (Redecard S.A.), entered into a share purchase agreement with the controlling parties of MaxiPago Serviços de Internet S.A., a payments gateway company featuring network interconnection for mobile electronic payments.

Approval was obtained from the Central Bank on December 15, 2014, and preconditions were fulfilled on January 8, 2015. This agreement provides for the acquisition of 35,261 common shares of MaxiPago, which represents 75% of total stock and voting capital.

This operation had no significant effects on the results of ITAU UNIBANCO HOLDING.

l) MCC Securities and MCC Corredora de Bolsa

In July 2011 ITAÚ UNIBANCO HOLDING, through its subsidiary in Chile, entered into a share purchase agreement with MCC Inversiones Globales (MCC Inversiones) and MCC Beneficial Owners (Chilean Individuals), by which it agreed to gradually acquire the total shares of MCC Securities.

In June 2012 ITAÚ UNIBANCO HOLDING, through its subsidiary in Chile, entered into a share purchase agreement with MCC Inversiones Globales (MCC Inversiones) and MCC Beneficial Owners (Chilean Individuals), by which it agreed to gradually acquire the total shares of MCC Corredora de Bolsa.

In August 2014, the aforementioned parties entered into a new agreement for acquiring in advance the remaining shares of MCC Securities and MCC Corredora de Bolsa for amounts US$ 32.7 million and US$ 6.7 million respectively.

Accordingly, with this operation ITAÚ UNIBANCO HOLDING validates its relevant share in the Chilean private banking market, as it now fully consolidates MCC Securities and MCC Corredora de Bolsa in its financial statements from August 2014 onwards.

The final allocation of the difference between the amount paid and the interest in net assets at fair value (Purchase Price Allocation - PPA) will be completed during 2015.

m) Via Varejo

On October 1, 2014 ITAU UNIBANCO HOLDING informed that, in view of the early termination by Via Varejo of the operating agreements for the offer of extended warranty insurance in the “Ponto Frio” and “Casas Bahia” stores, its subsidiary Itaú Seguros S.A. received from Via Varejo the cash amount of R$ 584 million, mainly related to the refund of amounts disbursed pursuant to these agreements, duly restated.

This operation had no significant effects on the results of ITAU UNIBANCO HOLDING.

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Note 4 - Cash and cash equivalents

For purposes of consolidated statements of cash flows, Cash and cash equivalents in this note comprises the following items:

	12/31/2014	12/31/2013
Cash and deposits on demand	17,527	16,576
Interbank deposits	13,939	18,599
Securities purchased under agreements to resell	93,852	20,615
Total	125,318	55,790

Amounts related to interbank deposits and securities purchased under agreements to resell not included in cash equivalents are R$ 9,142 (R$ 7,061 at December 31, 2013) and R$ 115,066 (R$ 117,840 at December 31, 2013), respectively.

Note 5 - Central Bank compulsory deposits

	12/31/2014	12/31/2013
Non-interest bearing deposits	3,392	5,133
Interest-bearing deposits	59,714	71,877
Total	63,106	77,010

Note 6 - Interbank deposits and securities purchased under agreements to resell

	12/31/2014			12/31/2013
	Current	Non- current	Total	Current	Non- current	Total
Interbank deposits	22,135	946	23,081	25,024	636	25,660
Securities purchased under agreements to resell (*)	208,918	-	208,918	138,260	195	138,455
Total	231,053	946	231,999	163,284	831	164,115

  (*) The amounts of R$ 5,945 (R$ 3,333 at December 31, 2013) are pledged in guarantee of operations on BM&FBOVESPA S.A. - Bolsa de Valores, Mercadorias e Futuros and Central Bank and the amounts of R$ 88,716 (R$ 96,262 at December 31, 2013) are pledged in guarantee of repurchase agreement transactions, in conformity with the policies described in Note 2.4f.

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Note 7 – Financial assets held for trading and designated at fair value through profit or loss

a) Financial assets held for trading recognized at their fair value are presented in the following table:

	12/31/2014			12/31/2013
	Cost	Accumulated gain / (loss) reflected in income	Fair value	Cost	Accumulated gain / (loss) reflected in income	Fair value
Investment funds	870	-	870	1,062	-	1,062
Brazilian government securities (1a)	86,796	(403)	86,393	112,008	(873)	111,135
Brazilian external debt bonds (1b)	1,894	20	1,914	1,900	4	1,904
Government securities – abroad (1c)	1,502	38	1,540	680	(1)	679
Germany	-	-	-	-	-	-
Argentina	594	34	628	99	-	99
Belgium	-	-	-	109	(2)	107
Chile	132	-	132	6	-	6
Colombia	85	3	88	225	1	226
United States	447	1	448	12	6	18
Mexico	3	-	3	187	(5)	182
Paraguay	128	-	128	-	-	-
Uruguay	41	-	41	42	(1)	41
Other	72	-	72	-	-	-
Corporate securities (1d)	42,207	20	42,227	34,021	59	34,080
Shares	2,383	(32)	2,351	2,853	43	2,896
Bank deposit certificates	3,281	-	3,281	3,006	-	3,006
Securitized real estate loans	1	-	1	12	-	12
Debentures	4,203	40	4,243	5,089	8	5,097
Eurobonds and other	1,049	12	1,061	1,270	8	1,278
Financial credit bills	30,711	-	30,711	21,566	-	21,566
Promissory notes	577	-	577	27	-	27
Other	2	-	2	198	-	198
Total (2)	133,269	(325)	132,944	149,671	(811)	148,860
(1) Assets held for trading pledged as collateral of funding transactions of financial institutions and clients were December 31, 2014: a) R$ 36,544 (R$ 24,870 at December 31, 2013), b) R$ 531 (R$ 429 at December 31, 2013), c) R$ 249 (R$ 18 at December 31, 2013) and d) R$ 42 (R$ 426 at December 31, 2013), totaling R$ 37,366 (R$ 25,743 at December 31, 2013).

(2) No reclassifications of held for trading to other categories of financial assets were carried out in the period.

Itaú Unibanco Holding S.A. – Complete Financial Statements in IFRS – December 31, 2014	61

The cost and fair value of financial assets held for trading by maturity are as follows:

	12/31/2014		12/31/2013
	Cost	Fair value	Cost	Fair value
Current	53,436	53,451	51,301	51,333
Non-stated maturity	3,253	3,220	3,915	3,958
Up to one year	50,183	50,231	47,386	47,375
Non-current	79,833	79,493	98,370	97,527
From one to five years	57,278	57,074	81,576	81,032
From five to ten years	16,400	16,279	9,068	8,935
After ten years	6,155	6,140	7,726	7,560
Total	133,269	132,944	149,671	148,860

Financial assets held for trading include assets with a fair value of R$ 97,184 (R$ 82,394 at December 31, 2013) that belong to investment funds wholly owned by Itaú Vida e Previdência S.A. The return of those assets (positive or negative) is fully transferred to customers of our PGBL and VGBL private pension plans whose premiums (less fees charged by us) are used by our subsidiary to purchase quotas of those investment funds.

b) Financial assets designated at fair value through profit or loss are presented in the following table:

	12/31/2014
		Accumulated gain/(loss)
	Cost	reflected in income	Fair value
Brazilian external debt bonds	601	25	626
Government securities – abroad	109	(2)	107
Total	710	23	733

	12/31/2013
		Accumulated gain/(loss)
	Cost	reflected in income	Fair value
Brazilian external debt bonds	355	16	371

The cost and fair value by maturity of financial assets designated as fair value through profit or loss were as follows:

	12/31/2014		12/31/2013
	Cost	Fair value	Cost	Fair value
Current	468	493	-	-
Up to one year	468	493	-	-
Non-current	242	240	355	371
From one to five years	242	240	-	-
After ten years	-	-	355	371

Itaú Unibanco Holding S.A. – Complete Financial Statements in IFRS – December 31, 2014	62

Note 8 – Derivatives

ITAÚ UNIBANCO HOLDING enters into derivative financial instruments with various counterparties to manage its overall exposures and to assist its customers in managing their own exposures.

Futures – Interest rate and foreign currency futures contracts are commitments to buy or sell a financial instrument at a future date, at a contracted price or yield and may be settled in cash or through delivery. The notional amount represents the face value of the underlying instrument. Commodity futures contracts or financial instruments are commitments to buy or sell commodities (mainly gold, coffee and orange juice), at a future date, at a contracted price, which are settled in cash. The notional amount represents the quantity of such commodities multiplied by the future price at the contract date. Daily cash settlements of price movements are made for all instruments.

Forwards – Interest forward contracts are agreements to exchange payments on a specified future date, based on a market change in interest rates from trade date to contract settlement date. Foreign exchange forward contracts represent agreements to exchange the currency of one country for the currency of another country at an agreed price, at an agreed settlement date. Financial instrument forward contracts are commitments to buy or sell a financial instrument on a future date at a contracted price and are settled in cash.

Swaps – Interest rate and foreign exchange swap contracts are commitments to settle in cash at a future date or dates, based on differentials between specified financial indices (either two different interest rates in a single currency or two different rates each in a different currency), as applied to a notional principal amount. Swap contracts presented in Other in the table below correspond substantially to inflation rate swap contracts.

Options – Option contracts give the purchaser, for a fee, the right, but not the obligation, to buy or sell within a limited time a financial instrument including a flow of interest, foreign currencies, commodities, or financial instruments at a contracted price that may also be settled in cash, based on differentials between specific indices.

Credit Derivatives – Credit derivatives are financial instruments with value relating to the credit risk associated to the debt issued by a third party (the reference entity), which permits that one party (the purchaser of the hedge) transfers the risk to the counterparty (the seller of the hedge). The seller of the hedge should make payments as set forth in the contract when the reference entity undergoes a credit event, such as bankruptcy, default or debt restructuring. The seller of the hedge receives a premium for the hedge, but, on the other hand, assumes the risk that the underlying asset referenced in the contract undergoes a credit event, and the seller would have to make the payment to the purchaser of the hedge, which could be the notional amount of the credit derivative.

The total value of margins pledged in guarantee by ITAÚ UNIBANCO HOLDING was R$ 3,826 (R$ 10,385 at 12/31/2013) and was basically comprised of government securities.

Itaú Unibanco Holding S.A. – Complete Financial Statements in IFRS – December 31, 2014	63

The following table shows the composition of derivatives by index:

	Off-balance sheet notional amount	Amortized cost	Gains / (losses)	Fair value
	12/31/2014	12/31/2014	12/31/2014	12/31/2014
Futures contracts	331,022	(375)	21	(354)
Purchase commitments	97,931	(694)	48	(646)
Commodities	157	-	-	-
Indices	43,126	(624)	(9)	(633)
Interbank market	29,994	49	-	49
Foreign currency	17,797	(119)	57	(62)
Fixed rate	41	-	-	-
Securities	6,811	-	-	-
Other	5	-	-	-
Commitments to sell	233,091	319	(27)	292
Commodities	341	-	-	-
Indices	19,289	311	5	316
Interbank market	82,595	(117)	1	(116)
Foreign currency	123,068	125	(33)	92
Securities	7,798	-	-	-
Swap contracts		(5,132)	414	(4,718)
Asset position	270,219	4,011	805	4,816
Indices	103,921	588	137	725
Interbank market	68,534	345	456	801
Foreign currency	12,057	1,323	70	1,393
Floating rate	3,763	115	77	192
Fixed rate	81,917	1,640	65	1,705
Securities	16	-	-	-
Other	11	-	-	-
Liability position	275,351	(9,143)	(391)	(9,534)
Commodities	25	-	-	-
Indices	72,197	(2,510)	39	(2,471)
Interbank market	51,284	(71)	(601)	(672)
Foreign currency	24,796	(2,359)	155	(2,204)
Floating rate	5,665	(74)	(129)	(203)
Fixed rate	121,048	(4,065)	131	(3,934)
Securities	88	(41)	12	(29)
Other	248	(23)	2	(21)
Option contracts	503,836	(93)	(92)	(185)
Purchase commitments – long position	88,641	1,120	853	1,973
Commodities	614	17	(2)	15
Indices	35,438	102	(22)	80
Interbank market	12,430	48	34	82
Foreign currency	36,918	898	566	1,464
Floating rate	8	-	-	-
Fixed rate	2	-	-	-
Securities	3,153	49	268	317
Other	78	6	9	15
Commitments to sell – long position	142,059	1,049	(150)	899
Commodities	176	6	7	13
Indices	77,500	163	(1)	162
Interbank market	23,359	44	(42)	2
Foreign currency	30,936	625	(419)	206
Floating rate	163	1	(1)	-
Fixed rate	114	5	-	5
Securities	9,778	205	305	510
Other	33	-	1	1
Purchase commitments – short position	88,218	(1,136)	(910)	(2,046)
Commodities	433	(8)	(1)	(9)
Indices	38,388	(73)	(15)	(88)
Interbank market	7,380	(33)	(31)	(64)
Foreign currency	34,500	(990)	(579)	(1,569)
Fixed rate	68	-	-	-
Securities	7,371	(26)	(275)	(301)
Other	78	(6)	(9)	(15)
Commitments to sell – short position	184,918	(1,126)	115	(1,011)
Commodities	328	(18)	(25)	(43)
Indices	123,694	(92)	(90)	(182)
Interbank market	20,849	(24)	23	(1)
Foreign currency	30,937	(801)	506	(295)
Fixed rate	3	-	-	-
Securities	9,074	(191)	(298)	(489)
Other	33	-	(1)	(1)

Itaú Unibanco Holding S.A. – Complete Financial Statements in IFRS – December 31, 2014	64

	Off-balance sheet notional amount	Amortized cost	Gains / (losses)	Fair value
	12/31/2014	12/31/2014	12/31/2014	12/31/2014
Forward operations (onshore)	7,939	1,723	(11)	1,712
Purchases receivable	162	163	1	164
Floating rate	66	65	1	66
Fixed rate	94	96	-	96
Securities	2	2	-	2
Purchases payable	-	(162)	-	(162)
Floating rate	-	(65)	-	(65)
Fixed rate	-	(95)	-	(95)
Securities	-	(2)	-	(2)
Sales receivable	2,201	2,231	(1)	2,230
Floating rate	122	124	-	124
Fixed rate	386	462	-	462
Securities	1,693	1,645	(1)	1,644
Sales deliverable	5,576	(509)	(11)	(520)
Interbank market	5,576	-	(8)	(8)
Floating rate	-	(124)	(2)	(126)
Fixed rate	-	(385)	(1)	(386)
Credit derivatives	11,161	25	(82)	(57)
Asset position	6,804	178	(56)	122
Foreign currency	1,806	118	(68)	50
Fixed rate	3,932	59	(28)	31
Securities	826	1	34	35
Other	240	-	6	6
Liability position	4,357	(153)	(26)	(179)
Foreign currency	1,790	(110)	57	(53)
Fixed rate	563	(31)	19	(12)
Securities	1,935	(12)	(101)	(113)
Other	69	-	(1)	(1)
Forwards operations (offshore)	101,874	336	77	413
Asset position	54,432	2,078	28	2,106
Commodities	182	14	1	15
Foreign currency	54,212	2,061	27	2,088
Securities	38	3	-	3
Liability position	47,442	(1,742)	49	(1,693)
Foreign currency	47,290	(1,717)	43	(1,674)
Securities	-	(1)	-	(1)
Swap with USD check	1,629	(209)	(20)	(229)
Asset position – interbank market	710	-	-	-
Liability position - foreign currency	919	(209)	(20)	(229)
Check of swap – asset position - foreign currency	908	-	93	93
Other derivative financial instruments	11,276	109	22	131
Asset position	6,817	1,504	249	1,753
Foreign currency	2,647	1,399	183	1,582
Fixed rate	628	42	(26)	16
Securities	3,454	63	91	154
Other	88	-	1	1
Liability position	4,459	(1,395)	(227)	(1,622)
Foreign currency	3,474	(1,395)	(209)	(1,604)
Securities	766	-	(14)	(14)
Other	219	-	(4)	(4)
	Asset	12,334	1,822	14,156
	Liability	(15,950)	(1,400)	(17,350)
	Total	(3,616)	422	(3,194)

Derivative contracts mature as follows (in days):
Off-balance sheet – notional amount	0 - 30	31 - 180	181 - 365	Over 365	12/31/2014
Futures	26,358	119,027	47,279	138,358	331,022
Swaps	13,374	72,365	22,292	158,177	266,208
Options	231,624	203,454	52,421	16,337	503,836
Forwards (onshore)	2,325	4,455	838	321	7,939
Credit derivatives	291	2,757	500	7,613	11,161
Forwards (offshore)	36,297	42,057	16,510	7,010	101,874
Swaps with USD check	-	-	122	588	710
Check of swap	-	-	155	753	908
Other	171	868	1,785	8,452	11,276

Itaú Unibanco Holding S.A. – Complete Financial Statements in IFRS – December 31, 2014	65

The following table shows the composition of derivatives by index:

	Off-balance sheet notional amount	Amortized cost	Gains / (losses)	Fair value
	12/31/2013	12/31/2013	12/31/2013	12/31/2013
Futures contracts	427,507	(212)	179	(33)
Purchase commitments	94,038	74	221	295
Commodities	164	-	-	-
Indices	16,775	40	-	40
Interbank market	65,934	7	(1)	6
Foreign currency	6,248	27	222	249
Securities	4,910	-	-	-
Other	7	-	-	-
Commitments to sell	333,469	(286)	(42)	(328)
Commodities	78	-	-	-
Indices	42,746	(257)	(1)	(258)
Interbank market	177,323	(27)	1	(26)
Foreign currency	106,857	(2)	(43)	(45)
Fixed rate	84	-	1	1
Securities	6,371	-	-	-
Other	10	-	-	-
Swap contracts		(2,249)	580	(1,669)
Asset position	297,381	2,434	2,008	4,442
Commodities	3	-	-	-
Indices	61,344	824	149	973
Interbank market	60,465	44	823	867
Foreign currency	12,209	917	306	1,223
Floating rate	106,590	72	117	189
Fixed rate	56,717	577	611	1,188
Securities	50	-	-	-
Other	3	-	2	2
Liability position	299,630	(4,683)	(1,428)	(6,111)
Commodities	6	-	-	-
Indices	160,534	(1,777)	(259)	(2,036)
Interbank market	43,773	49	(714)	(665)
Foreign currency	20,340	(1,440)	(208)	(1,648)
Floating rate	4,365	(68)	(85)	(153)
Fixed rate	70,318	(1,344)	(188)	(1,532)
Securities	143	(86)	23	(63)
Other	151	(17)	3	(14)
Option contracts	1,182,380	287	(491)	(204)
Purchase commitments – long position	234,552	1,216	107	1,323
Commodities	367	5	3	8
Indices	178,617	244	(47)	197
Interbank market	30,075	166	(58)	108
Foreign currency	22,409	765	57	822
Floating rate	96	1	(1)	-
Securities	2,943	31	155	186
Other	45	4	(2)	2
Commitments to sell – long position	393,502	651	(257)	394
Commodities	261	5	2	7
Indices	334,616	210	(170)	40
Interbank market	34,199	32	(24)	8
Foreign currency	18,079	205	(110)	95
Floating rate	500	1	-	1
Fixed rate	28	1	-	1
Securities	5,808	196	45	241
Other	11	1	-	1
Purchase commitments – short position	170,271	(1,131)	(433)	(1,564)
Commodities	132	(3)	(1)	(4)
Indices	136,645	(161)	(103)	(264)
Interbank market	12,498	(37)	(31)	(68)
Foreign currency	18,717	(909)	(147)	(1,056)
Fixed rate	2	-	-	-
Securities	2,237	(17)	(153)	(170)
Other	40	(4)	2	(2)
Commitments to sell – short position	384,055	(449)	92	(357)
Commodities	511	(5)	(1)	(6)
Indices	317,387	(73)	25	(48)
Interbank market	52,354	(21)	9	(12)
Foreign currency	10,582	(161)	109	(52)
Fixed rate	2	-	-	-
Securities	3,208	(188)	(50)	(238)
Other	11	(1)	-	(1)

Itaú Unibanco Holding S.A. – Complete Financial Statements in IFRS – December 31, 2014	66

	Off-balance sheet notional amount	Amortized cost	Gains / (losses)	Fair value
	12/31/2013	12/31/2013	12/31/2013	12/31/2013
Forwards operations (onshore)	58,960	1,416	37	1,453
Purchases receivable	9,282	954	128	1,082
Commodities	22	1	-	1
Foreign currency	8,786	480	128	608
Floating rate	346	345	-	345
Fixed rate	128	128	-	128
Purchases payable	1,611	(497)	5	(492)
Commodities	34	(2)	(1)	(3)
Foreign currency	1,577	(20)	6	(14)
Floating rate	-	(347)	-	(347)
Fixed rate	-	(128)	-	(128)
Sales receivable	27,664	2,243	(10)	2,233
Commodities	27	5	-	5
Interbank market	22,482	179	4	183
Foreign currency	3,246	38	(14)	24
Floating rate	149	149	-	149
Fixed rate	725	861	-	861
Securities	1,035	1,011	-	1,011
Sales deliverable	20,403	(1,284)	(86)	(1,370)
Commodities	19	(4)	4	-
Interbank market	11,842	-	(1)	(1)
Foreign currency	8,542	(400)	(89)	(489)
Floating rate	-	(149)	-	(149)
Fixed rate	-	(731)	-	(731)
Credit derivatives	25,300	151	144	295
Asset position	13,852	604	82	686
Fixed rate	12,973	604	63	667
Securities	659	-	13	13
Other	220	-	6	6
Liability position	11,448	(453)	62	(391)
Foreign currency	2,544	(67)	(17)	(84)
Fixed rate	7,724	(386)	108	(278)
Securities	1,155	-	(28)	(28)
Other	25	-	(1)	(1)
Forwards operations (offshore)	50,737	(32)	27	(5)
Asset position	20,900	533	22	555
Indices	27	2	-	2
Foreign currency	20,775	530	22	552
Floating rate	98	1	-	1
Liability position	29,837	(565)	5	(560)
Indices	63	(1)	-	(1)
Foreign currency	29,774	(564)	5	(559)
Swap with USD check	1,647	(103)	(42)	(145)
Asset position – interbank market	772	-	-	-
Liability position	875	(103)	(42)	(145)
Interbank market	65	-	(1)	(1)
Foreign currency	810	(103)	(41)	(144)
Check of swap – asset position - foreign currency	886	-	88	88
Other derivative financial instruments	7,093	195	(14)	181
Asset position	5,602	536	27	563
Foreign currency	509	25	6	31
Fixed rate	1,256	400	8	408
Securities	3,824	111	13	124
Other	13	-	-	-
Liability position	1,491	(341)	(41)	(382)
Foreign currency	482	(13)	(22)	(35)
Fixed rate	-	(328)	(1)	(329)
Securities	777	-	(14)	(14)
Other	232	-	(4)	(4)
	Asset	9,171	2,195	11,366
	Liability	(9,718)	(1,687)	(11,405)
	Total	(547)	508	(39)

Derivative contracts mature as follows (in days):
Off-balance sheet - notional amount	0 - 30	31 - 180	181 - 365	Over 365	12/31/2013
Futures	98,979	111,667	54,054	162,807	427,507
Forwards (onshore)	9,900	32,131	10,889	6,040	58,960
Options	900,047	103,711	153,069	25,553	1,182,380
Swaps	10,220	19,984	33,462	231,281	294,947
Credit derivatives	257	1,648	613	22,782	25,300
Forwards (offshore)	20,418	21,734	6,390	2,195	50,737
Swaps with USD check	8	7	51	706	772
Check of swap	9	9	67	801	886
Other	23	1,027	1,417	4,626	7,093

Itaú Unibanco Holding S.A. – Complete Financial Statements in IFRS – December 31, 2014	67

Derivative financial instruments

See below the composition of the Derivative financial instruments portfolio (assets and liabilities) by type of instrument, stated fair value, and by maturity.

	12/31/2014
	Fair value	%	0-30 days	31-90 days	91-180 days	181-365 days	366-720 days	Over 720 days
Assets
Swaps – difference receivable	4,816	34.0	448	150	429	233	643	2,913
BM&FBOVESPA	109	0.8	1	22	12	8	11	55
Companies	2,961	20.8	278	62	186	125	461	1,849
Financial institutions	1,354	9.6	165	53	38	75	128	895
Individuals	392	2.8	4	13	193	25	43	114
Option premiums	2,872	20.2	481	738	384	598	308	363
BM&FBOVESPA	1,713	12.0	140	246	1,138	165	23	1
Companies	(453)	(3.2)	37	45	(1,010)	143	140	192
Financial institutions	1,611	11.4	304	447	255	290	145	170
Individuals	1	0.0	-	-	1	-	-	-
Forwards (onshore)	2,394	16.9	846	832	714	2	-	-
BM&FBOVESPA	1,646	11.6	163	796	685	2	-	-
Companies	406	2.9	341	36	29	-	-	-
Financial institutions	342	2.4	342	-	-	-	-	-
Credit derivatives - financial Institutions	122	0.9	-	-	1	6	8	107
Forwards (offshore)	2,106	14.9	631	519	287	406	149	114
Companies	914	6.5	101	280	152	195	94	92
Financial institutions	1,190	8.4	530	237	135	211	55	22
Individuals	2	0.0	-	2	-	-	-	-
Check of swap – companies	93	0.7	-	-	-	7	-	86
Other	1,753	12.4	2	16	3	986	69	677
Companies	211	1.5	1	3	3	10	59	135
Financial institutions	1,542	10.9	1	13	-	976	10	542
Total (*)	14,156	100.0	2,408	2,255	1,818	2,238	1,177	4,260
% per maturity term			17.0	15.9	12.8	15.8	8.3	30.1

(*) Of the total asset portfolio of Derivative Financial Instruments, R$ 8,719 refers to current and R$ 5,437 to non-current.

Itaú Unibanco Holding S.A. – Complete Financial Statements in IFRS – December 31, 2014	68

Derivative financial instruments

See below the composition of the Derivative Financial Instruments portfolio (assets and liabilities) by type of instrument, stated fair value and by maturity.

	12/31/2013
	Fair value	%	0-30 days	31-90 days	91-180 days	181-365 days	366-720 days	Over 720 days
Assets
Swaps – difference receivable	4,442	39.1	396	242	168	335	865	2,436
BM&FBOVESPA	350	3.1	2	46	63	19	41	179
Companies	2,692	23.7	168	187	102	260	448	1,527
Financial institutions	1,141	10.0	225	5	3	47	180	681
Individuals	259	2.3	1	4	-	9	196	49
Option premiums	1,717	15.1	423	130	149	698	187	130
BM&FBOVESPA	1,052	9.3	336	40	16	536	124	-
Companies	219	1.9	9	28	58	45	-	79
Financial institutions	446	3.9	78	62	75	117	63	51
Forwards (onshore)	3,315	29.1	2,018	455	361	232	184	65
BM&FBOVESPA	1,195	10.5	424	381	273	117	-	-
Companies	1,261	11.1	868	71	82	113	63	64
Financial institutions	857	7.5	726	2	6	2	120	1
Individuals	2	-	-	1	-	-	1	-
Credit derivatives - financial institutions	686	6.0	-	658	1	1	4	22
Forwards (offshore)	555	4.9	96	186	65	73	84	51
Companies	126	1.1	16	37	34	19	14	6
Financial institutions	427	3.8	80	149	31	52	70	45
Individuals	2	-	-	-	-	2	-	-
Check of swap – companies	88	0.8	-	-	-	1	7	80
Other	563	5.0	-	-	4	335	79	145
Companies	43	0.4	-	-	3	1	24	15
Financial institutions	520	4.6	-	-	1	334	55	130
Total (*)	11,366	100.0	2,933	1,671	748	1,675	1,410	2,929
% per maturity term			25.8	14.7	6.6	14.7	12.4	25.8

(*) Of the total asset portfolio of Derivative Financial Instruments, R$ 7,027 refers to current and R$ 4,339 to non-current.

Itaú Unibanco Holding S.A. – Complete Financial Statements in IFRS – December 31, 2014	69

	12/31/2014
	Fair value	%	0 - 30 days	31 - 90 days	91 - 180 days	181 - 365 days	366 - 720 days	Over 720 days
Liabilities
Futures - BM&FBOVESPA	(354)	2.0	29	150	(192)	(207)	(63)	(71)
Swaps – Difference payable	(9,534)	55.0	(241)	(335)	(706)	(720)	(778)	(6,754)
BM&FBOVESPA	(367)	2.1	(2)	(20)	(144)	(8)	(15)	(178)
Companies	(3,825)	22.1	(209)	(247)	(355)	(536)	(520)	(1,958)
Financial institutions	(1,552)	9.0	(27)	(40)	(47)	(161)	(155)	(1,122)
Individuals	(3,790)	21.8	(3)	(28)	(160)	(15)	(88)	(3,496)
Option premiums	(3,057)	17.6	(431)	(761)	(534)	(558)	(353)	(420)
BM&FBOVESPA	(545)	3.1	(121)	(194)	(127)	(60)	(43)	-
Companies	(378)	2.2	(9)	(27)	(19)	(55)	(100)	(168)
Financial institutions	(2,133)	12.3	(300)	(540)	(388)	(443)	(210)	(252)
Individuals	(1)	-	(1)	-	-	-	-	-
Forwards (onshore)	(682)	4.0	(681)	(1)	-	-	-	-
BM&FBOVESPA	(8)	0.1	(7)	(1)	-	-	-	-
Companies	(332)	1.9	(332)	-	-	-	-	-
Financial institutions	(342)	2.0	(342)	-	-	-	-	-
Credit derivatives	(179)	1.1	-	(1)	-	(14)	(39)	(125)
Companies	(13)	0.1	-	-	-	(13)	-	-
Financial institutions	(166)	1.0	-	(1)	-	(1)	(39)	(125)
Forwards (offshore)	(1,693)	9.7	(404)	(472)	(352)	(343)	(78)	(44)
Companies	(867)	5.0	(146)	(272)	(139)	(214)	(62)	(34)
Financial institutions	(823)	4.7	(258)	(199)	(211)	(129)	(16)	(10)
Individuals	(3)	-	-	(1)	(2)	-	-	-
Swaps with USD check - Companies	(229)	1.3	-	-	-	(36)	-	(193)
Other	(1,622)	9.3	-	-	(1)	(1,002)	(17)	(602)
Companies	(278)	1.6	-	-	(1)	(2)	(7)	(268)
Financial institutions	(1,344)	7.7	-	-	-	(1,000)	(10)	(334)
Total (*)	(17,350)	100.0	(1,728)	(1,420)	(1,785)	(2,880)	(1,328)	(8,209)
% per maturity term			10.0	8.2	10.3	16.6	7.7	47.3

(*) Of the total liability portfolio of Derivative Financial Instruments, R$ (7,813) refers to current and R$ (9,537) to non-current.

Itaú Unibanco Holding S.A. – Complete Financial Statements in IFRS – December 31, 2014	70

	12/31/2013
	Fair value	%	0 - 30 days	31 - 90 days	91 - 180 days	181 - 365 days	366 - 720 days	Over 720 days
Liabilities
Futures - BM&FBOVESPA	(33)	0.3	-	-	-	-	-	(33)
Swaps – difference payable	(6,111)	53.6	(361)	(123)	(300)	(662)	(1,076)	(3,589)
BM&FBOVESPA	(514)	4.5	(81)	(1)	(10)	(74)	(150)	(198)
Financial institutions	(903)	7.9	(72)	(22)	(13)	(67)	(253)	(476)
Companies	(3,305)	29.0	(207)	(100)	(276)	(520)	(541)	(1,661)
Individuals	(1,389)	12.2	(1)	-	(1)	(1)	(132)	(1,254)
Option premiums	(1,921)	16.8	(406)	(124)	(201)	(733)	(316)	(141)
BM&FBOVESPA	(1,086)	9.5	(328)	(48)	(54)	(560)	(95)	(1)
Financial institutions	(640)	5.6	(76)	(55)	(107)	(136)	(176)	(90)
Companies	(195)	1.7	(2)	(21)	(40)	(37)	(45)	(50)
Forwards (onshore)	(1,862)	16.3	(1,482)	(94)	(72)	(63)	(116)	(35)
BM&FBOVESPA	(1)	-	-	(1)	-	-	-	-
Financial institutions	(696)	6.1	(694)	-	(2)	-	-	-
Companies	(1,165)	10.2	(788)	(93)	(70)	(63)	(116)	(35)
Credit derivatives - financial institutions	(391)	3.5	(6)	(253)	-	(3)	(24)	(105)
Financial institutions	(373)	3.3	(6)	(253)	-	(3)	(13)	(98)
Companies	(18)	0.2	-	-	-	-	(11)	(7)
Forwards (offshore)	(560)	4.9	(166)	(139)	(86)	(100)	(46)	(23)
Financial institutions	(339)	3.0	(125)	(100)	(44)	(52)	(18)	-
Companies	(219)	1.9	(40)	(39)	(41)	(48)	(28)	(23)
Individuals	(2)	-	(1)	-	(1)	-	-	-
Swaps with USD check – companies	(145)	1.3	-	-	-	(1)	(22)	(122)
Other	(382)	3.3	-	-	(1)	(330)	(7)	(44)
Financial institutions	(333)	2.9	-	-	-	(329)	(2)	(2)
Companies	(49)	0.4	-	-	(1)	(1)	(5)	(42)
Total (*)	(11,405)	100.0	(2,421)	(733)	(660)	(1,892)	(1,607)	(4,092)
% per maturity term			21.2	6.4	5.8	16.6	14.1	35.8

(*) Of the total liability portfolio of Derivative Financial Instruments, R$ (5,706) refers to current and R$ (5,699) to non-current.

Itaú Unibanco Holding S.A. – Complete Financial Statements in IFRS – December 31, 2014	71

 a) Information on credit derivatives

ITAÚ UNIBANCO HOLDING buys and sells credit protection mainly related to securities of Brazilian listed companies in order to meet the needs of its customers. When ITAÚ UNIBANCO HOLDING sells contracts for credit protection, the exposure for a given reference entity may be partially or totally offset by a credit protection purchase contract of another counterparty for the same reference entity or similar entity. The credit derivatives for which ITAÚ UNIBANCO HOLDING is protection seller are credit default swaps, total return swaps and credit-linked notes.

Credit Default Swaps – CDS

CDS are credit derivatives in which, upon a credit event related to the reference entity pursuant to the terms of the contract, the protection buyer is entitled to receive, from the protection seller, the amount equivalent to the difference between the face value of the CDS contract and the fair value of the liability on the date the contract was settled, also known as the recovered amount. The protection buyer does not need to hold the debt instrument of the reference entity for it to receive the amounts due pursuant to the CDS contract terms when a credit event occurs.

Total Return Swap – TRS

TRS is a transaction in which a party swaps the total return of a reference entity or of a basket of assets for regular cash flows, usually interest and a guarantee against capital loss. In a TRS contract, the parties do not transfer the ownership of the assets.

The table below presents the portfolio of credit derivatives in which ITAÚ UNIBANCO HOLDING sells protection to third parties, by maturity, and the maximum potential of future payments, gross of any guarantees, as well as its classification by instrument, risk and reference entity.

	12/31/2014
	Maximum potential of future payments, gross	Before 1 year	From 1 to 3 years	From 3 to 5 years	Over 5 years
By instrument
CDS	6,829	1,578	2,341	2,644	266
TRS	1,671	1,671	-	-	-
Total by instrument	8,500	3,249	2,341	2,644	266
By risk rating
Investment grade	8,500	3,249	2,341	2,644	266
Total by risk	8,500	3,249	2,341	2,644	266
By reference entity
Private entities	8,500	3,249	2,341	2,644	266
Total by entity	8,500	3,249	2,341	2,644	266

	12/31/2013
	Maximum potential of future payments, gross	Before 1 year	From 1 to 3 years	From 3 to 5 years	Over 5 years
By instrument
CDS	12,249	1,012	2,375	8,463	399
TRS	1,473	1,462	11	-	-
Total by instrument	13,722	2,474	2,386	8,463	399
By risk rating
Investment grade	13,722	2,474	2,386	8,463	399
Total by risk	13,722	2,474	2,386	8,463	399
By reference entity
Private entities	13,722	2,474	2,386	8,463	399
Total by entity	13,722	2,474	2,386	8,463	399

ITAÚ UNIBANCO HOLDING assesses the risk of a credit derivative based on the credit ratings attributed to the reference entity by independent credit rating agencies. Investment grade are those entities for which credit risk is rated as Baa3 or higher, as rated by Moody's, and BBB- or higher, according to the ratings of Standard & Poor’s and Fitch Ratings. The maximum potential loss that may be incurred with the credit derivative is based on the notional amount of the derivative. ITAÚ UNIBANCO HOLDING believes, based on its historical experience, that the amount of the maximum potential loss does not represent the actual level of loss. This is so because, should there be an event of loss, the amount of maximum potential loss should be reduced from the notional amount by the recoverable amount.

Itaú Unibanco Holding S.A. – Complete Financial Statements in IFRS – December 31, 2014	72

The credit derivatives sold are not covered by guarantees, and during this period, ITAÚ UNIBANCO HOLDING has not incurred any loss related to credit derivative contracts.

The following table presents the notional amount of purchased credit derivatives whose underlying amounts are identical to those for which ITAÚ UNIBANCO HOLDING operates as seller of the credit protection.

	12/31/2014
	Notional amount of credit protection sold	Notional amount of credit protection purchased with identical underlying amount	Net position
CDS	(6,829)	2,661	(4,168)
TRS	(1,671)	-	(1,671)
Total	(8,500)	2,661	(5,839)

	12/31/2013
	Notional amount of credit protection sold	Notional amount of credit protection purchased with identical underlying amount	Net position
CDS	(12,249)	11,578	(671)
TRS	(1,473)	-	(1,473)
Total	(13,722)	11,578	(2,144)

Itaú Unibanco Holding S.A. – Complete Financial Statements in IFRS – December 31, 2014	73

b) Financial instruments subject to offsetting, enforceable master netting arrengements and similar agreements

The following tables set forth the financial assets and liabilities that are subject to offsetting, enforceable master netting arrangements, as well as how these financial assets and liabilities have been presented in ITAÚ UNIBANCO HOLDING's financial statements. These tables also reflect the amounts of collateral pledged or received in relation to financial assets and liabilities subject to enforceable arrangements that have not been presented on a net basis in accordance with IAS 32.

Financial assets subject to offsetting, enforceable master netting arrengements and similar agreements:

12/31/2014
	Gross amount of recognized financial	Gross amount offset in the	Net amount of financial assets presented in the statement of	Related amoutns not offset in the statement of financial position (2)
	assets (1)	statement of financial position	financial position	Financial instruments (3)	Cash collateral received	Net amount
Securities purchased under agreements to resell	208,918	-	208,918	-	-	208,918
Derivatives	15,039	(883)	14,156	(4,059)	-	10,097

12/31/2013
	Gross amount of recognized financial	Gross amount offset in the	Net amount of financial assets presented in the statement of	Related amoutns not offset in the statement of financial position (2)
	assets (1)	statement of financial position	financial position	Financial instruments (3)	Cash collateral received	Net amount
Securities purchased under agreements to resell	138,455	-	138,455	(957)	(3)	137,495
Derivatives	12,149	(783)	11,366	(3,599)	(429)	7,338

Financial liabilities subject to offsetting, enforceable master netting arrengements and similar agreements:

12/31/2014
	Gross amount of recognized financial	Gross amount offset in the	Net amount of financial liabilities presented in the statement of	Related amoutns not offset in the statement of financial position (2)
	liabilities (1)	statement of financial position	financial position	Financial instruments (3)	Cash collateral pleged	Net amount
Securities sold under repurchase agreements	288,683	-	288,683	(14,382)	-	274,301
Derivatives	17,350	-	17,350	(4,059)	(55)	13,236

12/31/2013
	Gross amount of recognized financial	Gross amount offset in the	Net amount of financial liabilities presented in the statement of	Related amoutns not offset in the statement of financial position (2)
	liabilities (1)	statement of financial position	financial position	Financial instruments (3)	Cash collateral pleged	Net amount
Securities sold under repurchase agreements	266,682	-	266,682	(12,707)	(35)	253,940
Derivatives	11,405	-	11,405	(2,258)	(686)	8,461

(1) Includes amounts of master offset agreements and other such agreements, both enforceable and unenforceable.

(2) Limited to amounts subject to enforceable master offset agreements and other such agreements.

(3) Includes amounts subject to enforceable master offset agreements and other such agreements, and guarantees in financial instruments.

Financial assets and financial liabilities are offset in the balance sheet only when there is a legally enforceable right to offset the recognized amounts and there is an intention to settle on a net basis, or realize the asset and settle the liability simultaneously.

Derivatives and repurchase agreements not set off in the balance sheet relate to transactions in which there are enforceable master netting agreements or similar agreements, but the offset criteria have not been met in accordance with paragraph 42 of IAS 32 mainly because ITAÚ UNIBANCO HOLDING has no intention to settle on a net basis, or realize the asset and settle the liability simultaneously.

Itaú Unibanco Holding S.A. – Complete Financial Statements in IFRS – December 31, 2014	74

 Note 9 – Hedge accounting

Hedge accounting varies depending on the nature of the hedged item and of the transaction. Derivatives may qualify for hedging instrument for accounting purposes if they are designated as hedging instruments under fair value hedges, cash flow hedge or hedge of net investment in foreign operations.

Cash flow hedge

In order to hedge the variability of future cash flows of interest payments and the exposure to future foreign exchange rate, ITAÚ UNIBANCO HOLDING uses Futures contracts, traded on BM&FBovespa and the Chicago Stock Exchange with respect to certain real - denominated variable-interest liabilities and US dollar - denominated variable-interest liabilities, Euro Dollar futures and interest rate swaps with respect to US dollar-denominated redeemable preferred shares issued by one of our subsidiaries, and DDI Future contracts traded on BM&FBOVESPA with respect to US dollar denominated highly probable expected transactions.

Under a DI Futures contract, a net payment (receipt) is made for the difference between a normal amount multiplied by the CDI rate and an amount computed and multiplied by a fixed rate. Under interest rate swap and and Euro Dollar futures, a net payment (receipt) is made for the difference between an amount computed and multiplied by LIBOR and a notional amount computed and multiplied by a fixed rate. The gain (loss) from foreign exchange variation in Future DDI, NDF and Forward contracts is calculated by the difference between two periods of the market quotation between the US dollar and local currency.

ITAÚ UNIBANCO HOLDING cash flow hedge strategies consist of the hedge of the exposure to the variability in cash flows and in the foreign exchange on interest payments that are attributable to changes in interest rates with respect to recognized liabilities and changes in the foreign exchange rates of liabilities not recognized.

ITAÚ UNIBANCO HOLDING has applied cash flow hedge strategies as follows:

•	Hedge of time deposits and repurchase agreements: hedge of the variability in cash flows of interest payments resulting from changes in the CDI interest rate;
•	Hedge of redeemable preferred shares: hedge of the variability in cash flows of interest payments resulting from changes in the LIBOR interest rate;
•	Hedge of subordinated certificates of deposit (CDB): hedge of the variability in the cash flows of interest payments resulting from changes in the CDI interest rate;
•	Hedge of Highly probable anticipated transaction: Protecting the risk associated to variation in the amount of commitments, when measured in Reais (parent company’s functional currency) arising from variations in foreign exchange rates.
•	Hedge of Syndicated Loan: hedge the variability in cash flow of interest payments resulting from changes in the LIBOR interest rate.

To evaluate the effectiveness and to measure the ineffectiveness of such strategies, ITAÚ UNIBANCO HOLDING uses the hypothetical derivative method. The hypothetical derivative method is based on a comparison of the change in the fair value of a hypothetical derivative with terms identical to the critical terms of the variable-rate liability, and this change in the fair value of a hypothetical derivative is considered a proxy of the present value of the cumulative change in the future cash flow expected for the hedged liability.

Hedge relationships were designated in 2008, 2009, 2010, 2013 and 2014, and related derivatives will mature between 2015 and 2018. Periods in which expected cash flows should be paid and affect the income statement are as follows:

•	Hedge of time deposits and agreements to resell: interest paid/received daily;
•	Hedge of redeemable preferred shares: interest paid/received every half year;
•	Hedge of Highly probable anticipated transaction: foreign exchange amount paid / received on future dates.
•	Hedge of Syndicated Loan: interest paid/received daily.

Hedge of net investment in foreign operations

ITAÚ UNIBANCO HOLDING strategies of net investments in foreign operations consist of a hedge of the exposure in foreign currency arising from the functional currency of the foreign operation, with respect to the functional currency of the head office.

To hedge the changes of future cash flows of exchange variation of net investments in foreign operations, ITAÚ UNIBANCO HOLDING uses DDI Futures contracts traded at BM&FBOVESPA, Financial Assets and Forward contracts or NDF contracts entered into by our subsidiaries abroad.

Itaú Unibanco Holding S.A. – Complete Financial Statements in IFRS – December 31, 2014	75

 In DDI Future contracts, the gain (loss) from exchange variation is computed as the difference between two periods of market quotation between the US dollar and Real. In the Forward or NDF contracts and Financial Assets, the gain (loss) from exchange variation is computed as the difference between two periods of market quotation between the functional currency and the US dollar.

ITAÚ UNIBANCO HOLDING applies the hedge of net investment in foreign operations as follows:

•	To hedge the risk of variation in the investment amount, when measured in Brazilian Reais (the head office’s functional currency), arising from changes in exchange rates between the functional currency of the investment abroad and the Brazilian Real.

To evaluate the effectiveness and to measure the ineffectiveness of such strategies, ITAÚ UNIBANCO HOLDING uses the Dollar Offset Method. The Dollar Offset Method is based on a comparison of the change in fair value (cash flow) of the hedge instrument, attributable to changes in exchange rate and gain (loss) arising from the variation in exchange rates, on the amount of investment abroad designated as a hedged item.

Hedge relationships were designated in 2011 and 2012 and the hedge instruments will mature on the sale of investments abroad, which will be in the period when the cash flows of exchange variation are expected to occur and affect the statement of income.

Fair value hedge

The fair value hedge strategy of ITAÚ UNIBANCO HOLDING consists of hedging the exposure to variation of the fair value, of interest receipts, which is attributable to changes in interest rates related to recognized assets and liabilities.

To hedge the variation in market risk in the receipt of interest, ITAÚ UNIBANCO HOLDING uses interest rate swap contracts related to fixed-rate assets and liabilities expressed in unidad de fomento (CLF) and expressed in euros and U.S. dólar, issued by subsidiaries in Chile and London, respectively.

Under an interest rate swap contract, net receipt (payment) is made for the difference between the amount computed and multiplied by variable rate and an amount computed and multiplied by a fixed rate.

ITAÚ UNIBANCO HOLDING has applied fair value hedge as follows:

•	to protect the risk of variation in the fair value of receipt of interest resulting from variations in the fair value of variable rates involved.

To evaluate the effectiveness and to measure the ineffectiveness of such strategy, ITAÚ UNIBANCO HOLDING uses the percentage approach and dollar offset method:

•	the percentage approach is based on the calculation of change in the fair value of the reviewed estimate for the hedged position (hedge item) attributable to the protected risk versus the change in the fair value of the hedged derivative instrument.
•	the dollar offset method is calculated based on the difference between the variation of the fair value of the hedging instrument and the variation in the fair value of the hedged item attributed to changes in the interest rate.

Hedge relationships were designated in 2012, 2013 and 2014 and the respective swaps will mature between 2016 and 2029. Receipts (payments) of interest flows are expected to occur on a monthly basis, and they will affect the statement of income.

Itaú Unibanco Holding S.A. – Complete Financial Statements in IFRS – December 31, 2014	76

 Following we present gains (or losses) of the effective and ineffective portions of the strategies of cash flow hedge, hedge of net investment in foreign operations and fair value hedge.

a) Cash flow hedge

	12/31/2014		12/31/2013
Hedge instruments	Accumulated effective portion	Ineffective portion	Accumulated effective portion	Ineffective portion
Interest rate futures	793	45	193	8
Interest rate swap	66	-	22	-
Total	859	45	215	8

The effective portion is recognized in the stockholders' equity, under other comprehensive income and the ineffective portion is recognized in the statement of income under net gain (loss) from investment securities and derivatives.

There was no reclassification from other comprehensive income and inclusion in the initial cost of assets related to highly probable anticipated transaction for the period

At December 31, 2014, the gain (loss) related to the cash flow hedge expected to be reclassified from Comprehensive Income to Income in the following 12 months is R$ (213) (R$ (117) at 01/01 to 12/31/2013 and R$ (376) at 01/01 to 12/31/2012).

b) Hedge of a net investment in foreign operations

	12/31/2014		12/31/2013
Hedge instrument	Accumulated effective portion	Ineffective portion	Accumulated effective portion	Ineffective portion
DDI futures	(4,641)	25	(2,974)	19
Forward	297	22	(15)	15
NDF	1,280	5	751	5
Financial assets	(14)	-	(10)	-
Total	(3,078)	52	(2,248)	39

The effective portion is recognized in the stockholders' equity, under other comprehensive income and the ineffective portion is recognized in the statement of income under net gain (loss) from investment securities and derivatives.

DDI Futures is a futures contract in which participants may trade a clean coupon for any period between the first maturity of the futures contract of foreign currency coupon (DDI) and a later maturity.

NDF (Non Deliverable Forward), or Forward Contract of Currency without Physical Delivery is a derivative traded on over-the-counter market, which has the foreign exchange rate of a given currency as its subject.

c) Fair value hedge

	12/31/2014		12/31/2013
Hedge instrument used	Accumulated effective portion	Ineffective portion	Accumulated effective portion	Ineffective portion
Interest rate swap	(60)	-	(15)	-
Total	(60)	-	(15)	-

The effective and ineffective portion are recognized in the statement of income under net gain (loss) from investment securities and derivatives.

Itaú Unibanco Holding S.A. – Complete Financial Statements in IFRS – December 31, 2014	77

The tables below present, for each strategy, the notional amount and the fair value of hedge instruments and the carrying amount of the hedged item:

	12/31/2014			12/31/2013
	Hedge instruments		Hedged item	Hedge instruments		Hedged item
Strategies	Notional amount	Fair value	Carrying value	Notional amount	Fair value	Carrying value
Hedge of deposits and repurchase agreements	53,198	(92)	53,198	57,414	(12)	57,414
Hedge of redeemable preferred shares	1,044	66	1,044	921	22	921
Hedge of subordinated CDB	-	-	-	162	-	140
Hedge of syndicated loan	5,578	(15)	5,578
Hedge of highly probable anticipated transaction	81	-	83	314	-	313
Hedge of net investment in foreign operations (*)	14,764	296	8,858	11,438	(78)	6,863
Hedge of fixed rate loan operations	2,612	40	2,612	1,683	(15)	1,683
Hedge of structured funding	531	-	531	-	-	-
Total	77,808	295	71,904	71,932	(83)	67,334

(*) Hedge instruments include the overhedge rate of 40.0% regarding taxes.

The table below shows the breakdown by maturity of the hedging strategies.

	Strategies
Maturity	Hedge of deposits and repurchase agreements	Hedge of redeemable preferred shares	Hedge of highly probable anticipated transaction	Hedge of net investment in foreign operations (*)	Hedge of fixed rate loan operations	Hedge of structured funding	Hedge of syndicated loan	Total
2015	12,542	1,044	81	14,764	-	-	-	28,431
2016	6,278	-	-	-	257	531	-	7,066
2017	14,719	-	-	-	209	-	5,578	20,506
2018	18,082	-	-	-	161	-	-	18,243
2019	1,500	-	-	-	575	-	-	2,075
2020	-	-	-	-	36	-	-	36
2021	78	-	-	-	-	-	-	78
2022	-	-	-	-	177	-	-	177
2023	-	-	-	-	169	-	-	169
2025	-	-	-	-	42	-	-	42
2027	-	-	-	-	152	-	-	152
2028	-	-	-	-	462	-	-	462
2029	-	-	-	-	372	-	-	372
Total	53,198	1,044	81	14,764	2,612	531	5,578	77,808

(*) Classified as current, since instruments are frequently renewed.

Itaú Unibanco Holding S.A. – Complete Financial Statements in IFRS – December 31, 2014	78

Note 10 – Available-for-sale financial assets

The fair value and corresponding cost of available-for-sale financial assets are as follows:

	12/31/2014			12/31/2013
	Cost	Accumulated gain / (loss) reflected in other comprehensive income	Fair value	Cost	Accumulated gain / (loss) reflected in other comprehensive income	Fair value
Investment funds	136	5	141	202	9	211
Brazilian external debt bonds (1b)	11,247	(13)	11,234	12,545	(836)	11,709
Brazilian government securities (1a)	14,791	(400)	14,391	28,751	(812)	27,939
Government securities – abroad (1c)	8,692	(73)	8,619	8,737	(79)	8,658
Belgium	57	-	57	51	-	51
Chile	1,128	(9)	1,119	1,043	4	1,047
Korea	1,782	-	1,782	2,455	-	2,455
Denmark	2,699	-	2,699	2,631	-	2,631
Spain	783	-	783	-	-	-
United States	726	-	726	1,111	(10)	1,101
France	131	2	133	88	-	88
Netherlands	149	2	151	127	(1)	126
Italy	70	-	70	94	-	94
Paraguay	911	(62)	849	690	(52)	638
Uruguay	249	(6)	243	440	(20)	420
Other	7	-	7	7	-	7
Corporate securities (1d)	43,917	58	43,975	48,208	(99)	48,109
Shares	1,982	17	1,999	1,930	95	2,025
Rural product note	1,431	(23)	1,408	647	(22)	625
Bank deposit certificates	1,281	-	1,281	2,181	-	2,181
Securitized real estate loans	2,489	33	2,522	12,663	(388)	12,275
Debentures	20,187	58	20,245	15,404	103	15,507
Eurobonds and others	6,672	35	6,707	4,768	128	4,896
Financial bills	8,063	(58)	8,005	8,810	(6)	8,804
Promissory notes	1,398	(1)	1,397	1,231	(4)	1,227
Other	414	(3)	411	574	(5)	569
Total (2)	78,783	(423)	78,360	98,443	(1,817)	96,626

(1) Available-for-sale assets pledged as collateral of funding of financial institutions and Clients were: a) R$ 10,321 (R$ 9,291 at December 31, 2013), b) R$ 2,081 (R$ 7,259 at December 31, 2013), c) R$ 8 (R$ 586 at December 31, 2013) and d) R$ 9,840 (R$ 1,715 at December 31, 2013), totaling R$ 22,250(R$ 18,851 at December 31, 2013).

(2) In the period, there were reclassifications from Available-for-Sale to Held-to-Maturity category in the amount of R$ 12,157 related to the Brazilian Debt Bonds held in Subsidiaries Abroad and Securitized Real Estate Loans, without effects on income, since the unrealized loss (impairment loss) of R$ 499 will be deferred over the maturity period of the instruments. This reclassification was determined as a result of the risk management strategy by which the Institution noted that it has the financial condition and the intention to hold these securities to maturity.

Itaú Unibanco Holding S.A. – Complete Financial Statements in IFRS – December 31, 2014	79

The cost and fair value of available-for-sale financial assets by maturity are as follows:

	12/31/2014		12/31/2013
	Cost	Fair value	Cost	Fair value
Current	22,176	22,220	38,219	38,267
Non-stated maturity	2,118	2,141	2,129	2,231
Up to one year	20,058	20,079	36,090	36,036
Non-current	56,607	56,140	60,224	58,359
From one to five years	29,853	29,743	26,089	26,430
From five to ten years	12,779	12,650	15,525	14,792
After ten years	13,975	13,747	18,610	17,137
Total	78,783	78,360	98,443	96,626

Note 11 - Held-to maturity financial assets

The amortized cost of held-to-maturity financial assets is as follows:

	12/31/2014	12/31/2013
	Amortized cost	Amortized cost
Corporate securities	13,549	1
Brazilian external debt bonds (1)	10,304	6,314
Brazilian government securities	10,555	3,778
Government securities – abroad		23
Total (2)	34,434	10,116

(1) Held-to-maturity financial assets pledged as collateral of funding transactions of financial institutions and clients were a) R$ 6,102 (R$ 5,095 at December 31, 2013).

(2) In the period, there were reclassifications from Available-for-Sale to Held-to-Maturity category, in the amount of R$ 12,157, related to the Brazilian Debt Bonds held in Subsidiaries Abroad, without effects on income, since the unrealized loss (impairment loss) of R$ 499 will be amortized over the maturity period of the instruments. This reclassification was determined as a result of the risk management strategy by which the Institution noted that it has the financial condition and the intention to hold these securities to maturity.

The interest income from held-to-maturity financial assets was R$ 2,347 (R$ 486 from 01/01 to 12/31/2013).

The fair value of held-to-maturity financial assets is disclosed in Note 31.

The amortized cost of Held-to-Maturity Financial assets by maturity is as follows:

	12/31/2014	12/31/2013
	Amortized cost	Amortized cost
Current	980	99
Up to one year	980	99
Non-current	33,454	10,017
From one to five years	13,609	158
From five to ten years	11,582	5,498
After ten years	8,263	4,361
Total	34,434	10,116

Itaú Unibanco Holding S.A. – Complete Financial Statements in IFRS – December 31, 2014	80

Note 12 - Loan operations and lease operations portfolio

a)	Composition of loan operations and lease operations

Below is the composition of the carrying amount of loan operations and lease operations by type, sector of debtor, maturity and concentration:

Loan operations and lease operations by type	12/31/2014	12/31/2013
Individuals	185,953	167,431
Credit card	59,321	53,149
Personal loan	27,953	26,635
Payroll loans	40,525	22,571
Vehicles	29,047	40,584
Mortgage loans	29,107	24,492

Corporate	144,910	126,413

Small and medium businesses	79,912	81,601

Foreign loans - Latin America	41,656	36,257
Total loan operations and lease operations	452,431	411,702

Allowance for loan and lease losses	(22,392)	(22,235)

Total loan operations and lease operations, net of allowance for loan and lease losses	430,039	389,467

By maturity	12/31/2014	12/31/2013
Overdue as from 1 day	13,074	12,239
Falling due up to 3 months	128,365	111,254
Falling due more than 3 months but less than 1 year	111,092	101,716
Falling due after 1 year	199,900	186,493
Total loan operations and lease operations	452,431	411,702

By concentration	12/31/2014	12/31/2013
Largest debtor	4,032	4,358
10 largest debtors	23,646	19,778
20 largest debtors	35,325	29,935
50 largest debtors	58,180	50,131
100 largest debtors	79,617	69,210

The breakdown of the Loan and Lease Operations Portfolio by debtor’s industry is evidenced in Note 36 item 5.1. Maximum exposure of Financial Assets segregated by business sector.

The accretion of the net present value of impaired loan operations and lease operations and the respective allowance for loan and lease losses are not presented using their gross amounts in the statement of income but on a net basis within interest and similar income. If they were presented at gross amounts, there would be an increase of R$ 1,623; R$ 1,681 and R$ 1,852 in interest and similar income as of December 31, 2014; December 31, 2013 and December 31, 2012, respectively, with the same impact on the allowance for loan and lease losses expenses.

Itaú Unibanco Holding S.A. – Complete Financial Statements in IFRS – December 31, 2014	81

b)	Allowance for loan and lease losses

The changes in the allowance for loan and lease losses are shown in the table below:

Composition of the carrying amount by class of assets	Opening balance 12/31/2013	Balance arising from the acquisition of companies (Note 2.4a I)	Write-offs 01/01 to 12/31/2014	Net increase / (Reversal) 01/01 to 12/31/2014	Closing balance 12/31/2014
Individuals	13,853	-	(12,668)	12,200	13,385
Credit card	2,952	-	(3,784)	4,572	3,740
Personal loans	6,488	-	(5,150)	5,686	7,024
Payroll loans	1,133	-	(429)	403	1,107
Vehicles	3,245	-	(3,254)	1,478	1,469
Mortgage loans	35	-	(51)	61	45
Corporate	1,783	-	(672)	1,815	2,926
Small and medium businesses	6,085	-	(4,992)	4,280	5,373
Foreign loans - Latin America	514	-	(343)	537	708
Total	22,235	-	(18,675)	18,832	22,392

Composition of the carrying amount by class of assets	Opening balance 12/31/2012	Balance arising from the acquisition of companies (Note 2.4a I)	Write-offs 01/01 to 12/31/2013	Net increase / (Reversal) 01/01 to 12/31/2013	Closing balance 12/31/2013
Individuals	14,844	435	(13,541)	12,115	13,853
Credit card	2,863	357	(3,513)	3,245	2,952
Personal loans	6,841	78	(6,247)	5,816	6,488
Payroll loans	867	-	(480)	746	1,133
Vehicles	4,227	-	(3,263)	2,281	3,245
Mortgage loans	46	-	(38)	27	35
Corporate	1,362	-	(478)	899	1,783
Small and medium businesses	9,091	-	(7,573)	4,567	6,085
Foreign loans - Latin America	416	-	(177)	275	514
Total	25,713	435	(21,769)	17,856	22,235

Composition of the carrying amount by class of assets	Opening balance 12/31/2011	Write-offs 01/01 to 12/31/2012	Net increase / (Reversal) 01/01 to 12/31/2012	Closing balance 12/31/2012
Individuals	13,684	(12,317)	13,477	14,844
Credit card	3,825	(4,073)	3,111	2,863
Personal loans	4,842	(4,895)	6,894	6,841
Payroll loans	556	(472)	783	867
Vehicles	4,415	(2,840)	2,652	4,227
Mortgage loans	46	(37)	37	46
Corporate	703	(556)	1,215	1,362
Small and medium businesses	9,197	(9,209)	9,103	9,091
Foreign loans - Latin America	289	(60)	187	416
Total	23,873	(22,142)	23,982	25,713

The composition of the allowance for loan and lease losses by customers sector is shown in the following table:

	12/31/2014	12/31/2013
Public sector	6	2
Industry and commerce	4,146	4,630
Services	3,682	3,012
Natural resources	391	251
Other sectors	16	12
Individuals	14,151	14,328
Total	22,392	22,235

ITAÚ UNIBANCO HOLDING assesses the objective evidence of impairment for loan operations and lease operations on an individual basis for financial assets that are individually significant and, in aggregate, for financial assets that are not individually significant. (Note 2.4g VIII)

Itaú Unibanco Holding S.A. – Complete Financial Statements in IFRS – December 31, 2014	82

The composition of the allowance for loan and lease losses by type of assessment for objective evidence of impairment is shown in the following table:

	12/31/2014						12/31/2013
	Impaired		Not impaired		Total		Impaired		Not impaired		Total
	Loan	Allowance	Loan	Allowance	Loan	Allowance	Loan	Allowance	Loan	Allowance	Loan	Allowance
I – Individually
evaluated

Corporate (*)	3,749	1,731	141,161	1,195	144,910	2,926	1,584	1,019	124,829	764	126,413	1,783

II- Collectively
evaluated

Individuals	9,727	5,641	176,226	7,744	185,953	13,385	10,371	6,289	157,060	7,564	167,431	13,853
Credit card	3,332	1,944	55,989	1,796	59,321	3,740	2,520	1,493	50,629	1,459	53,149	2,952
Personal loans	3,886	2,619	24,067	4,405	27,953	7,024	3,574	2,404	23,061	4,084	26,635	6,488
Payroll loans	626	163	39,899	944	40,525	1,107	370	157	22,201	976	22,571	1,133
Vehicles	1,633	897	27,414	572	29,047	1,469	3,701	2,219	36,883	1,026	40,584	3,245
Mortgage loans	250	18	28,857	27	29,107	45	206	16	24,286	19	24,492	35

Small and medium businesses	3,225	2,640	76,687	2,733	79,912	5,373	4,165	3,165	77,436	2,920	81,601	6,085

Foreign loans - Latin America	505	267	41,151	441	41,656	708	185	95	36,072	420	36,257	514

Total	17,206	10,279	435,225	12,113	452,431	22,392	16,305	10,568	395,397	11,668	411,702	22,235
(*) As detailed in Note 2.4.g.VIII, corporate loans are first evaluated on an individual basis. In the event there is no objective indication of impairment, these are subsequently evaluated on an aggregate basis in accordance with the characteristics of the operation. As a result, an allowance for loan and lease losses for corporate loans is recognized, both in the individual and the aggregate evaluation.

Itaú Unibanco Holding S.A. – Complete Financial Statements in IFRS – December 31, 2014	83

c)	Present value of lease operations

Below is the analysis of the present value of minimum future payments receivable from finance leases by maturity basically composed of individual operations - vehicles:

	12/31/2014
	Minimum future	Future financial	Present
	payments	income	value
Current	4,109	(713)	3,396
Up to 1 year	4,109	(713)	3,396
Non-current	4,133	(1,089)	3,044
From 1 to 5 years	3,947	(1,061)	2,886
Over 5 years	186	(28)	158
Total	8,242	(1,802)	6,440

	12/31/2013
	Minimum future	Future financial	Present
	payments	income	value
Current	6,587	(792)	5,795
Up to 1 year	6,587	(792)	5,795
Non-current	6,149	(1,597)	4,552
From 1 to 5 years	5,950	(1,559)	4,391
Over 5 years	199	(38)	161
Total	12,736	(2,389)	10,347

The allowance for loan and lease losses related to the lease portfolio amounts to: R$ 302 (R$ 816 at December 31, 2013).

d)	Sale or transfer of financial assets

ITAÚ UNIBANCO HOLDING carried out operations related to the sale or transfer of financial assets in which there was the retention of credit risks of the financial assets transferred, through joint obligation clauses. Therefore, such operations remained recorded as loan operations and represent the following amounts at December 31, 2014 and December 31, 2013:

	12/31/2014				12/31/2013
	Assets		Liabilities (*)		Assets		Liabilities (*)
Nature of operation	Book value	Fair value	Book value	Fair value	Book value	Fair value	Book value	Fair value
Companies – working capital	1,106	1,106	1,106	1,106	-	-	-	-
Individuals – mortgage loan	3,439	3,433	3,438	3,418	4,514	4,497	4,514	4,476
Total	4,545	4,539	4,544	4,524	4,514	4,497	4,514	4,476

(*) Under Interbank Market Debt

Itaú Unibanco Holding S.A. – Complete Financial Statements in IFRS – December 31, 2014	84

Note 13 - Investments in associates and joint ventures

a) The following table shows the main investments of ITAÚ UNIBANCO HOLDING:

	Interest % at 12/31/2014		12/31/2014
	Total	Voting	Stockholders’ equity	Other Comprehensive Income	Net income	Investment	Equity in earnings	Market value (j)

Associates
Porto Seguro Itaú Unibanco Participações S.A. (a) (b)	42.93	42.93	3,647	7	492	2,357	196	2,988
BSF Holding S.A. (c)	49.00	49.00	1,232	-	413	1,187	202	-
IRB-Brasil Resseguros S.A. (a) (d)	15.01	15.01	3,016	-	890	445	134	-
Other (e)	-	-	-	-	-	97	36	-
Joint Ventures - Other (f)	-	-	-	-	-	4	(3)	-
Total	-	-	-	-	-	4,090	565	-

	Interest % at 12/31/2013		12/31/2013						12/31/2012
	Total	Voting	Stockholders’ equity	Other comprehensive income	Net income	Investment	Equity in earnings	Market value (j)	Equity in earnings

Associates
Porto Seguro Itaú Unibanco Participações S.A. (a) (b)	42.93	42.93	3,787	(2)	1,146	2,432	466	2,924	157
BSF Holding S.A. (c)	49.00	49.00	819	-	212	984	104	-	64
IRB-Brasil Resseguros S.A. (a) (d)	15.00	15.00	2,432	(16)	102	358	12	-	-
Banco BPI S.A.(g)			-	-	-	-	-	-	(102)
Serasa S.A (h)			-	-	-	-	-	-	70
Other (e)	-	-	-	-	-	64	15	-	(14)
Joint Ventures
MCC Securities Inc.(i)	50.00	50.00	21	-	6	76	2	-	-
Other (f)	-	-	-	-	-	17	4	-	-
Total	-	-	-	-		3,931	603	-	175

(a) For purpose of recording the participation in earnings, at 12/31/2014 the position at 11/30/2014 was used and at 12/31/2013 the position at 11/30/2013 was used, in accordance with IAS 27.

(b) For purposes of market value, the quoted share price of Porto Seguro S.A. was taken into account. The investment included the amounts of R$ 791 at 12/31/2014 and R$ 806 at 12/31/2013 that correspond to the difference between the interest in the net assets at fair value of Porto Seguro Itaú Unibanco Participações S.A. and the investment book value.

(c) In May 2012 Itaú Unibanco S.A. acquired 137,004,000 common shares of BSF Holding S.A. (parent company of Banco Carrefour) for R$ 816 which corresponds to 49.00% of interest in its capital. The investment amount includes R$ 583 at 12/31/2014, which correspond to goodwill.

(d) Previously accounted for as a financial instrument. As from the 4th quarter of 2013, after completing the privatization process, ITAÚ UNIBANCO HOLDING started to exercise a significant influence over IRB. Accordingly, as from this date, the investment has been accounted for under the equity method.

(e) At 12/31/2014, includes interest in total capital and voting capital of the following companies: Compañia Uruguaya de Medios de Procesamiento S.A. (38.39% total and coting capital and 31.84% total and voting capital at 12/31/2013), Rias Redbanc S.A. (20.00% total and voting capital), Tecnologia Bancária S.A. (24.91% total capital and voting capital) and Latosol Empreendimentos e Participação Ltda (32.11% total and voting capital) company settled in December 30, 2014.

(f) At 12/31/2014, includes interest in total capital and voting capital of the following companies: Olimpia Promoção e Serviços S.A. (50.00% total and voting capital) and includes income not arising from profit subsidiaries and, only at 12/31/2013 MCC Corredora de Bolsa S.A. (50.05% total and voting capital), note 2c, and Rosefild Finance Ltd. (50.00% total and voting capital) company settled in July 30, 2014.

(g) Investments disposed of in 04/20/2012.

(h) Indirect investment of ITAÚ UNIBANCO HOLDING as a result of its 66% interest in subsidiary company BIU Participações S.A. which holds 24% of Serasa S.A.’s voting capital. Investments disposed of in 11/23/2012.

(i)The total investment was purchased in August 2014. – Note 3l.

(j) Disclosed only to public companies.

At December 31, 2014, ITAÚ UNIBANCO HOLDING received / recognized dividends and interest on capital of the unconsolidated companies being the main Porto Seguro Itaú Unibanco Participações S.A. in the amount of R$336 (R$ 175 at 12/31/2013 and R$ 161 at 12/31/2012) and IRB - Brasil Resseguros S.A. in the amount of R$ 46.

Itaú Unibanco Holding S.A. – Complete Financial Statements in IFRS – December 31, 2014	85

b)	Other information

The table below shows the summary of the proportional interest in the aggregate financial information of the investees under the equity method of accounting.

	12/31/2014	12/31/2013	12/31/2012
Total assets (*)	17,812	17,131	3,505
Total liabilities (*)	9,917	10,072	-
Total income (*)	6,907	3,860	567
Total expenses (*)	(5,112)	(2,394)	-

 (*) Represented by IRB-Brasil Resseguros S.A., in the amount of R$ 12,933 (R$ 12,503 at 12/31/2013) related to assets, R$ 9,917 (R$ 10,071 at 12/31/2013) related to liabilities, R$ 5,852 (R$ 2,455 at 12/31/2013) related to income and of R$ 4,962 (R$ 2,353 at 12/31/2013) related to expenses.

The investees do not have contingent liabilities to which ITAÚ UNIBANCO HOLDING is significantly exposed.

Note 14 – Lease commitments as lease

a)	Finance lease

ITAÚ UNIBANCO HOLDING is the lessee in finance lease contracts of data processing equipment, with the option of purchase or extension, without contingent rental payments or imposed restrictions. The net carrying amount of these assets is R$ 804 (R$ 338 at 12/31/2013).

The table below shows the total future minimum payments:

	12/31/2014	12/31/2013
Current	394	162
Up to 1 year	394	162
Non-current	410	176
From 1 to 5 years	410	176
Total future minimum payments	804	338
(-) Future interest	-	-
Present value	804	338

b)	Operating leases

ITAÚ UNIBANCO HOLDING leases many properties, for use in its operations, under standard real estate leases that normally can be cancelled at its option and include renewal options and escalations clauses. No lease agreement imposes any restriction on our ability to pay dividends, enter into further lease agreements or engage in debt or equity financing transactions, and there is no contingent payments related to the agreements.

The expenses related to operating lease agreements recognized under General and Administrative Expenses total R$ 1,018 from 01/01 to 12/31/2014 (R$ 933 from 01/01 to 12/31/2013 and R$ 868 from 01/01 to 12/31/2012).

ITAÚ UNIBANCO HOLDING has no relevant sublease contracts.

Minimum payments of initiated and remaining lease agreements with non-cancelable clauses are as follows:

	12/31/2014	12/31/2013
Current	1,199	1,093
Up to 1 year	1,199	1,093
Non-current	4,213	3,638
From 1 to 5 years	3,539	3,091
Over 5 years	674	547
Total future minimum payments	5,412	4,731

Itaú Unibanco Holding S.A. – Complete Financial Statements in IFRS – December 31, 2014	86

Note 15 - Fixed assets

	Real estate in use (2)		Other fixed assets (2)
Fixed Assets (1)	Land	Buildings	Improvements	Installations	Furniture and equipment	EDP systems (3)	Other (communication, security and transportation)	Total
Annual depreciation rates		4%	10%	10 to 20%	10 to 20%	20 to 50%	10 to 20%

Cost
Balance at 12/31/2013	1,019	2,999	1,298	1,043	1,095	6,279	725	14,458
Acquisitions	3	563	230	117	946	2,045	62	3,966
Disposal	(1)	(6)	(163)	(9)	(89)	(829)	(5)	(1,102)
Exchange variation	-	(7)	22	4	(12)	4	(11)	-
Other	(10)	29	125	(39)	(149)	(80)	2	(122)
Balance at 12/31/2014	1,011	3,578	1,512	1,116	1,791	7,419	773	17,200

Depreciation
Balance at 12/31/2013	-	(1,651)	(667)	(439)	(487)	(4,230)	(411)	(7,885)
Accumulated depreciation	-	(58)	(247)	(85)	(79)	(1,098)	(74)	(1,641)
Disposal	-	3	162	2	60	768	4	999
Exchange variation	-	-	1	2	12	(13)	-	2
Other	-	11	(3)	1	(10)	35	2	36
Balance at 12/31/2014	-	(1,695)	(754)	(519)	(504)	(4,538)	(479)	(8,489)

Impairment
Balance at 12/31/2013	-	-	-	-	(9)	-	-	(9)
Additions/ assumptions	-	-	-	-	-	-	-	-
Reversals	-	-	-	-	9	-	-	9
Balance at 12/31/2014	-	-	-	-	-	-	-	-

Book value
Balance at 12/31/2014	1,011	1,883	758	597	1,287	2,881	294	8,711

(1) The contractual commitments for purchase of the fixed assets totaled R$ 67, achievable by 2016 (Note 36 - Off balance sheet).

(2) Includes the amount of R$ 4 related to attached real estate; fixed assets under construction in the amount of R$ 2,277, consisting of R$ 1,358 in real estate in use, R$ 45 in improvements, and R$ 874 in equipment.

(3) Includes lease contracts, mainly related to data processing equipment, which are accounted for as lease operations. The asset and the liability are recognized in the Financial Statements.

Itaú Unibanco Holding S.A. – Complete Financial Statements in IFRS – December 31, 2014	87

	Real estate in use (2)		Other fixed assets (2) (3)
Fixed assets (1)	Land	Buildings	Improvements	Installations	Furniture and equipment	EDP systems (3)	Other (communication, security and transportation)	Total
Annual depreciation rates		4%	10%	10 to 20%	10 to 20%	20 to 50%	10 to 20%

Cost
Balance at 12/31/2012	1,029	2,472	1,253	872	931	5,480	606	12,643
Acquisitions	-	554	207	183	210	1,262	118	2,534
Disposal	(8)	(13)	(211)	(11)	(15)	(474)	(3)	(735)
Exchange variation	-	2	5	4	(8)	9	3	15
Other	(2)	(16)	44	(5)	(23)	2	1	1
Balance at 12/31/2013	1,019	2,999	1,298	1,043	1,095	6,279	725	14,458

Depreciation
Balance at 12/31/2012	-	(1,607)	(613)	(358)	(417)	(3,664)	(347)	(7,006)
Accumulated depreciation	-	(70)	(235)	(80)	(83)	(987)	(67)	(1,522)
Disposal	-	10	209	7	7	430	2	665
Exchange variation	-	-	(2)	3	9	(11)	-	(1)
Other	-	16	(26)	(11)	(3)	2	1	(21)
Balance at 12/31/2013	-	(1,651)	(667)	(439)	(487)	(4,230)	(411)	(7,885)

Impairment
Balance at 12/31/2012	-	-	-	-	(9)	-	-	(9)
Additions/ assumptions	-	-	-	-	-	-	-	-
Reversals	-	-	-	-	-	-	-	-
Balance at 12/31/2013	-	-	-	-	(9)	-	-	(9)

Book value
Balance at 12/31/2013	1,019	1,348	631	604	599	2,049	314	6,564

(1) The contractual commitments for purchase of the fixed assets totaled R$ 1,212, achievable by 2016 (Note 36 - Off balance sheet).

(2) Includes the amount of R$ 4 related to attached real estate; fixed assets under construction in the amount of R$ 949, consisting of R$ 763 in real estate in use, R$ 16 in improvements and R$ 170 in equipment;

(3) Includes lease contracts, mainly related to data processing equipment, which are accounted for as lease operations. The asset and the liability are recognized in the Financial Statements.

Itaú Unibanco Holding S.A. – Complete Financial Statements in IFRS – December 31, 2014	88

	Real estate in use (2)		Other fixed assets
Fixed Assets (1)	Land	Buildings	Improvements	Installations	Furniture and equipment	EDP systems (3)	Other (communication, security and transportation)	Total
Annual depreciation rates		4%	10%	10 to 20%	10 to 20%	20 to 50%	10 to 20%

Cost
Balance at 12/31/2011	1,184	2,340	1,245	937	848	4,988	548	12,090
Acquisitions	53	225	226	202	139	1,008	61	1,914
Disposal	(173)	(15)	(251)	(10)	(38)	(504)	(7)	(998)
Exchange variation	2	4	10	6	(14)	2	-	10
Other	(37)	(82)	23	(263)	(13)	(14)	4	(382)
Balance at 12/31/2012	1,029	2,472	1,253	872	922	5,480	606	12,634

Depreciation
Balance at 12/31/2011	-	(1,583)	(607)	(547)	(360)	(3,344)	(291)	(6,732)
Accumulated depreciation	-	(78)	(263)	(68)	(77)	(801)	(59)	(1,346)
Disposal	-	6	251	10	15	466	4	752
Exchange variation	-	(2)	3	4	3	9	(1)	16
Other	-	50	3	243	2	6	-	304
Balance at 12/31/2012	-	(1,607)	(613)	(358)	(417)	(3,664)	(347)	(7,006)

Impairment
Balance at 12/31/2011	-	-	-	-	-	-	-	-
Additions / assumptions	-	-	-	-	-	-	-	-
Reversals	-	-	-	-	-	-	-	-
Balance at 12/31/2012	-	-	-	-	-	-	-	-

Book value
Balance at 12/31/2011	1,029	865	640	514	505	1,816	259	5,628

(1) There are no contractual commitments for purchase of the fixed assets.

(2) Includes the amount of R$ 2 related to attached real estate; fixed assets under construction in the amount of R$ 349, consisting of R$ 235 in real estate in use, R$ 65 in improvements and R$ 49 in equipment;

(3) Includes lease contracts, mainly related to data processing equipment, which are accounted for as lease operations. The asset and the liability are recognized in the Financial Statements.

Itaú Unibanco Holding S.A. – Complete Financial Statements in IFRS – December 31, 2014	89

Note 16 - Intangible assets

		Other intangible assets
Intangible assets (1)	Acquisition of rights to credit payroll	Association for the promotion and offer of financial products and services	Acquisition of software	Development of software	Other intangible assets	Total
Amortization rates p.a.	20%	8%	20%	20%	10 to 20%

Cost
Balance at 12/31/2013	1,165	1,688	1,839	2,195	1,019	7,906
Acquisitions	109	36	393	651	10	1,199
Terminated agreements/ write off	(214)	(104)	(201)	(10)	(300)	(829)
Exchange variation	-	(2)	(23)	-	43	18
Other	7	(36)	(43)	-	19	(53)
Balance at 12/31/2014	1,067	1,582	1,965	2,836	791	8,241

Amortization (2)
Balance at 12/31/2013	(535)	(256)	(868)	(47)	(352)	(2,058)
Amortization expense	(225)	(157)	(324)	(66)	(131)	(903)
Terminated agreements/ write off	204	81	201	-	119	605
Exchange variation	-	-	10	-	(34)	(24)
Other	-	(5)	63	-	249	307
Balance at 12/31/2014	(556)	(337)	(918)	(113)	(149)	(2,073)

Impairment (3)
Balance at 12/31/2013	(18)	(27)	-	(6)	-	(51)
Additions / assumptions	-	-	-	(8)	-	(8)
Write off	-	25	-	-	-	25
Balance at 12/31/2014	(18)	(2)	-	(14)	-	(34)

Book value
Balance at 12/31/2014	493	1,243	1,047	2,709	642	6,134

(1) The contractual commitments for the purchase of new intangible assets totaled R$ 508, achievable by 2016 (Note 36 - Off balance seet).

(2) All intangible assets have a defined useful life.

(3) Note 2.4l.

Itaú Unibanco Holding S.A. – Complete Financial Statements in IFRS – December 31, 2014	90

		Other intangible assets
Intangible assets (1)	Acquisition of rights to credit payroll	Association for the promotion and offer of financial products and services	Acquisition of software	Development of software	Other intangible assets	Total
Amortization rates p.a.	20.0%	8.0%	20.0%	20.0%	10.0 to 20.0%

Cost
Balance at 12/31/2012	1,497	1,333	1,736	1,553	688	6,807
Acquisitions (2)	195	340	382	820	298	2,035
Terminated agreements / write off	(527)	(83)	(161)	(178)	(1)	(950)
Exchange variation	-	1	(10)	-	39	30
Other	-	97	(108)	-	(5)	(16)
Balance at 12/31/2013	1,165	1,688	1,839	2,195	1,019	7,906

Amortization (3)
Balance at 12/31/2012	(781)	(178)	(881)	(11)	(264)	(2,115)
Amortization expense	(273)	(137)	(291)	(36)	(74)	(811)
Terminated agreements / write off	519	68	158	-	1	746
Exchange variation	-	-	14	-	(25)	(11)
Other	-	(9)	132	-	10	133
Balance at 12/31/2013	(535)	(256)	(868)	(47)	(352)	(2,058)

Impairment (4)
Balance at 12/31/2012	(18)	(3)	-	-	-	(21)
Additions / assumptions	-	(27)	-	(6)	-	(33)
Reversals	-	3	-	-	-	3
Balance at 12/31/2013	(18)	(27)	-	(6)	-	(51)

Book value
Balance at 12/31/2013	612	1,405	971	2,142	667	5,797

(1) The contractual commitments for the purchase of new intangible assets totaled R$ 760, achievable by 2016 (Note 36 - Off balance seet).

(2) Contemplates acquisition of Credicard (Note 3d).

(3) All intangible assets have a defined useful life.

(4) Note 2.4l.

Itaú Unibanco Holding S.A. – Complete Financial Statements in IFRS – December 31, 2014	91

		Other intangible assets
Intangible assets (1)	Acquisition of rights to credit payroll	Association for the promotion and offer of financial products and services	Acquisition of software	Development of software	Other intangible assets	Total
Amortization rates p.a.	Up to 9	Up to 5	20%	20%	10 to 20%

Cost
Balance at 12/31/2011	1,663	1,400	1,520	613	621	5,817
Acquisitions	320	12	376	919	111	1,738
Terminated agreements/ write off	(500)	(95)	-	-	(1)	(596)
Exchange variation	-	6	8	-	23	37
Other	14	10	(168)	21	(66)	(189)
Balance at 12/31/2012	1,497	1,333	1,736	1,553	688	6,807

Amortization (2)
Balance at 12/31/2011	(897)	(111)	(795)	-	(174)	(1,977)
Amortization expense	(369)	(135)	(258)	(11)	(71)	(844)
Terminated agreements/ write off	499	71	-	-	1	571
Exchange variation	-	(1)	1	-	(12)	(12)
Other	(14)	(2)	171	-	(8)	147
Balance at 12/31/2012	(781)	(178)	(881)	(11)	(264)	(2,115)

Impairment (3)
Balance at 12/31/2011	(15)	-	-	-	-	(15)
Additions / assumptions	(3)	(3)	-	-	-	(6)
Reversals	-	-	-	-	-	-
Balance at 12/31/2012	(18)	(3)	-	-	-	(21)

Book value
Balance at 12/31/2012	698	1,152	855	1,542	424	4,671

(1) There are no contractual commitments for the purchase of new intangible assets.

(2) All intangible assets have a defined useful life.

(3) Note 2.4l.

Itaú Unibanco Holding S.A. – Complete Financial Statements in IFRS – December 31, 2014	92

Note 17 – Deposits

The table below shows the breakdown of deposits:

	12/31/2014			12/31/2013
	Current	Non-current	Total	Current	Non-current	Total
Interest-bearing deposits	180,207	65,833	246,040	165,646	65,845	231,491
Time deposits	43,136	65,330	108,466	51,657	65,474	117,131
Interbank deposits	18,622	503	19,125	7,823	371	8,194
Savings deposits	118,449		118,449	106,166	-	106,166
Non-interest bearing deposits	48,733	-	48,733	42,892	-	42,892
Demand deposits	48,733	-	48,733	42,892	-	42,892
Total	228,940	65,833	294,773	208,538	65,845	274,383

Note 18 – Financial liabilities held for trading

Financial liabilities held for trading are presented in the following table:

	12/31/2014	12/31/2013
Structured notes
Shares	73	147
Debt securities	447	224
Total	520	371

The effect of the changes in credit risk of these instruments is not significant at 12/31/2014 and 12/31/2013.

For shares, in view of the characteristics of the instrument, there is no definite value to be paid at the maturity date. For debt securities, the amount to be paid at maturity comprises several exchange rates and indices, and there is no contractual amount for settlement.

The fair value of financial liabilities held for trading by maturity is as follows:

	12/31/2014	12/31/2013
	Cost / Fair value	Cost / Fair value
Current - up to one year	220	87
Non-current	300	284
From one to five years	122	233
From five to ten years	149	22
After ten years	29	29
Total	520	371

Itaú Unibanco Holding S.A. – Complete Financial Statements in IFRS – December 31, 2014	93

Note 19 – Securities sold under repurchase agreements and interbank and institucional market debts

a)	Securities sold under repurchase agreements and interbank market debt

The table below shows the breakdown of funds:

	12/31/2014			12/31/2013
	Current	Non- current	Total	Current	Non- current	Total
Securities sold under repurchase agreements	152,093	136,590	288,683	148,598	118,084	266,682
Transactions backed by own financial assets (*)	76,343	136,590	212,933	80,319	118,084	198,403
Transactions backed by third-party financial assets	75,750	-	75,750	68,279	-	68,279
Interbank market debt	68,818	53,768	122,586	55,777	55,599	111,376
Mortgage notes	32	111	143	39	142	181
Real estate credit bills	10,395	437	10,832	6,634	2,285	8,919
Agribusiness credit bills	5,229	2,582	7,811	4,176	3,097	7,273
Financial credit bills	6,284	4,361	10,645	6,369	7,454	13,823
Import and export financing	27,916	15,465	43,381	25,780	7,834	33,614
On-lending - domestic	18,942	26,288	45,230	12,772	30,243	43,015
Liabilities from transactions related to credit assignments (Note 12d)	20	4,524	4,544	3	4,511	4,514
Other	-	-	-	4	33	37

(*) It includes R$ 139,910 (R$ 123,922 at 12/31/2013) related to Debentures of own issue.

Funding for import and export financing represents credit facilities available for financing of imports and exports of Brazilian companies, in general denominated in foreign currency. The interest rate for each one of the operations (p.a.) is presented in the table below:

	Brazil	Foreign
Securities sold under repurchase agreements	75% of CDI to 13.2%	0.18% to 3.6%
Mortgage notes	-	2.7% to 7.5%
Real estate credit bills	84% to 100% of CDI	-
Financial credit bills	IGPM to 13.44%	-
Agribusiness credit bills	85% to 96% of CDI	-
Import and export financing	2.5% to 6.75%	0.13% to 16%
On-lending - domestic	0.83% to 14.5%	-
Liabilities from transactions related to credit assignments	6.38% to 16.66%	1.85% to 12.73%

In “Securities sold under repurchase agreements”, we present the liabilities in transactions in which ITAÚ UNIBANCO HOLDING sells to customers in exchange for cash debt securities issued by its consolidated subsidiaries previously held in treasury, and where it undertakes to repurchase them at any time after the sale up to a repurchase deadline, at which time they must be repurchased by ITAÚ UNIBANCO HOLDING. The repurchase price is computed as the price paid on the sale date plus interest at rates ranging from 75.0% CDI to 13.23%. The deadline for repurchase expires in January 2027.

b)	Institutional market debt

The table below presents the breakdown of funds obtained in Institutional markets:

	12/31/2014			12/31/2013
	Current	Non- current	Total	Current	Non- current	Total
Subordinated debt (1)	2,832	52,785	55,617	6,138	50,426	56,564
Foreign borrowings through securities	3,142	12,250	15,392	5,358	10,133	15,491
Structured Operations Certificates (2)	1,080	1,153	2,233	-	-	-
Total	7,054	66,188	73,242	11,496	60,559	72,055

(1) At December 31, 2014, the amount of R$ 53,865 (R$ 55,186 at 12/31/2013) is included in the Reference Equity, under the proportion defined by CMN Resolution No. 3,444, of February 28, 2007, as amended by CMN Resolution No. 3,532, of January 31, 2008.

(2) As at December 31, 2014, the market value of the funding from Structured Operations Certificates issued is R$ 2,372

The interest rate for each one of the operations (p.a.) is presented in the table below.

	Brazil	Foreign
Subordinated debt	CDI+ 0.35% to IGPM + 7.6%	5.1% a 6.2%
Foreign borrowings through securities	0.89% to 12.75%	0.03% to 20%
Structured Operations Certificates	8.6% to 12.67%	-

Itaú Unibanco Holding S.A. – Complete Financial Statements in IFRS – December 31, 2014	94

Note 20 - Other assets and liabilities

a)	Other assets

	12/31/2014			12/31/2013
	Current	Non- current	Total	Current	Non- current	Total
Financial (1)	40,984	12,665	53,649	34,285	13,307	47,592
Receivables from credit card issuers	24,203	-	24,203	22,138	-	22,138
Insurance and reinsurance operations	1,388	-	1,388	5,192	-	5,192
Deposits in guarantee for contingent liabilities (Note 32)	2,128	11,478	13,606	2,172	11,818	13,990
Deposits in guarantee for foreign borrowing program	624	-	624	731	-	731
Negotiation and intermediation of securities	3,964	-	3,964	2,144	72	2,216
Receivables from reimbursement of contingent liabilities (Note 32c)	53	623	676	41	692	733
Receivables from services provided	2,394	81	2,475	1,729	-	1,729
Rights receivable from sales operations or transfer of financial assets	5,894	-	5,894	-	-	-
Amounts receivable from FCVS – Salary Variations Compensation Fund (2)	-	483	483	-	725	725
Operations without credit granting characteristics	336	-	336	138	-	138
Non-financial	10,906	3,015	13,921	9,318	2,824	12,142
Prepaid expenses (3)	3,594	434	4,028	4,232	420	4,652
Retirement plan assets (Notes 29c and d)	-	2,456	2,456	-	2,308	2,308
Sundry domestic	1,862	-	1,862	2,389	-	2,389
Premiums from loan operations	2,371	-	2,371	710	-	710
Sundry foreign	2,058	125	2,183	405	96	501
Other	1,021	-	1,021	1,582	-	1,582

(1) There were no impairment losses for other financial assets in these periods.

(2) The Salary Variation Compensation Fund – FCVS was established through Resolution No. 25, of June 16, 1967, of the Board of the former BNH (National Housing Bank), and its purpose is to settle balances remaining after the end of real estate financing contracted up to March 1990, relating to agreements financed under the SFH (National Housing System), and provided that they are covered by FCVS.

(3) In September 2014 the balance was reduced in view of the early termination of the agreement between Itaú Seguros and Via Varejo.

b)	Other liabilities

	12/31/2014			12/31/2013
	Current	Non- current	Total	Current	Non- current	Total
Financial	69,610	1,882	71,492	60,582	692	61,274
Credit card operations	58,596	-	58,596	54,263	-	54,263
Foreign exchange portfolio	784	-	784	259	-	259
Negotiation and intermediation of securities	5,749	1,439	7,188	5,230	516	5,746
Finance leases (Note 14a)	394	410	804	162	176	338
Funds from consortia participants	30	-	30	28	-	28
Liabilities from sales operations or transfer of financial assets	3,477	33	3,510	-	-	-
Other	580	-	580	640	-	640
Non-financial	23,128	532	23,660	20,173	675	20,848
Collection and payment of taxes and contributions	226	-	226	205	-	205
Sundry creditors - domestic	1,680	48	1,728	1,071	46	1,117
Funds for clients in transit	8,906	-	8,906	8,132	-	8,132
Provision for sundry payments	2,161	378	2,539	2,027	511	2,538
Social and statutory	4,678	41	4,719	3,172	37	3,209
Related to insurance operations	260	-	260	1,200	-	1,200
Liabilities for official agreements and rendering of payment services	933	-	933	440	-	440
Provision for retirement plan benefits (Note 29c and e)	516	-	516	699	27	726
Personnel provision	1,317	65	1,382	1,251	54	1,305
Provision for health insurance	685	-	685	655	-	655
Deferred income	1,386	-	1,386	1,099	-	1,099
Other	380	-	380	222	-	222

Itaú Unibanco Holding S.A. – Complete Financial Statements in IFRS – December 31, 2014	95

Note 21 – Stockholders’ equity

a)	Capital

The Extraordinary Stockholders’ Meeting held on April 23, 2014 approved the increase of subscribed and paid-up capital by R$ 15,000, with the capitalization of the amounts recorded in Revenue Reserve – Statutory Reserve, with a 10.0% bonus shares. Bonus shares started being traded on June 6, 2014 and the process was approved by the Central Bank on May 19, 2014. Accordingly, capital stock was increased by 502,802,971 shares.

Capital comprises 5,530,832,681 book-entry shares with no par value, of which 2,770,036,544 are common and 2,760,796,137 are preferred shares without voting rights; preferred shares have tag-along rights, in the event of a possible change in control, at a price equal to 80% of the amount per share paid for the controlling common shares. Capital stock amounts to R$ 75,000 (R$ 60,000 at December 31, 2013), of which R$ 51,563 (R$ 41,602 at December 31, 2013) refers to stockholders resident in Brazil and R$ 23,437 (R$ 18,398 at December 31, 2013) refers to stockholders resident abroad.

The table below shows the breakdown of and change in shares of paid-in capital and the reconciliation of balances at the beginning and end of the period:

	12/31/2014
	Number
	Common	Preferred	Total	Amount
Residents in Brazil at 12/31/2013	2,502,311,972	983,934,784	3,486,246,756
Residents abroad at 12/31/2013	15,903,068	1,525,879,886	1,541,782,954
Shares of capital stock at 12/31/2013	2,518,215,040	2,509,814,670	5,028,029,710
Bonus shares - Extraordinary Stockholders’ Meeting of April 23, 2014 – made effective on June 6, 2014	251,821,504	250,981,467	502,802,971
Shares of capital stock at 12/31/2014	2,770,036,544	2,760,796,137	5,530,832,681
Residents in Brazil at 12/31/2014	2,757,605,774	1,048,004,507	3,805,610,281
Residents abroad at 12/31/2014	12,430,770	1,712,791,630	1,725,222,400
Treasury shares at 12/31/2013 (1)	2,310	68,867,010	68,869,320	(1,854)
Purchase of shares	-	1,000,000	1,000,000	(35)
Exercised options – granting of stock options	-	(17,275,835)	(17,275,835)	413
Disposals – Stock option plan	-	(4,525,951)	(4,525,951)	148
Bonus shares - Extraordinary Stockholders’ Meeting of April 23, 2014 – made effective on June 06, 2014	231	5,763,327	5,763,558	-
Treasury shares at 12/31/2014 (1)	2,541	53,828,551	53,831,092	(1,328)
Outstanding shares at 12/31/2014	2,770,034,003	2,706,967,586	5,477,001,589
Outstanding shares at 12/31/2013 (2)	2,770,034,003	2,685,042,426	5,455,076,429

	12/31/2013
	Number
	Common	Preferred	Total	Amount
Residents in Brazil at 12/31/2012	2,508,440,062	973,114,385	3,481,554,447
Residents abroad at 12/31/2012	9,774,978	1,536,700,285	1,546,475,263
Shares of capital stock at 12/31/2012	2,518,215,040	2,509,814,670	5,028,029,710
Bonus shares - Extraordinary Stockholders’ Meeting of April 19, 2013 – made effective on May 21, 2013	251,821,504	250,981,467	502,802,971
Shares of capital stock at 12/31/2013	2,770,036,544	2,760,796,137	5,530,832,681
Residents in Brazil at 12/31/2013	2,752,543,169	1,082,328,262	3,834,871,431
Residents abroad at 12/31/2013	17,493,375	1,678,467,875	1,695,961,250
Treasury shares at 12/31/2012 (1)	2,310	57,809,663	57,811,973	(1,523)
Purchase of shares	-	25,850,000	25,850,000	(662)
Exercised options - granting of stock options	-	(8,158,717)	(8,158,717)	107
Disposals – stock option plan	-	(4,924,833)	(4,924,833)	224
Bonus shares - Extraordinary Stockholders’ Meeting of April 19, 2013 – made effective on May 21, 2013	231	5,177,598	5,177,829	-
Treasury shares at 12/31/2013 (1)	2,541	75,753,711	75,756,252	(1,854)
Outstanding shares at 12/31/2013 (2)	2,770,034,003	2,685,042,426	5,455,076,429
Outstanding shares at 12/31/2012 (2)	2,770,034,003	2,697,205,508	5,467,239,511

(1) Own shares, purchased based on authorization of the Board of Directors, to be held in Treasury for subsequent cancellation of replacement in the market.

(2) For better comparability, outstanding shares were adjusted for the bonus of June 6, 2014.

Itaú Unibanco Holding S.A. – Complete Financial Statements in IFRS – December 31, 2014	96

We detail below of the cost of shares purchased in the period, as well the average cost of treasury shares and their market price (in Brazilian reais per share):

	01/01 to 12/31/2014
Cost / market value	Common	Preferred
Minimum	-	34.13
Weighted average	-	34.75
Maximum	-	35.07
Treasury shares
Average cost	7.97	24.67
Market value at 12/31/2014	32.30	34.60

	01/01 to 12/31/2013
Cost / market value	Common	Preferred
Minimum	-	26.36
Weighted average	-	28.18
Maximum	-	29.24
Treasury shares
Average cost	8.77	26.93
Market value at 12/31/2013	29.45	31.35

Itaú Unibanco Holding S.A. – Complete Financial Statements in IFRS – December 31, 2014	97

b)	Dividends

Stockholders are entitled to an annual mandatory dividend of not less than 25.0% of adjusted profit, pursuant to the provisions of the Brazilian Corporate Law. Both common and preferred shares participate equally, after common shares have received dividends equal to the annual minimum priority dividend of R$ 0.022 per share non-cumulative to be paid to preferred shares.

The calculation of the monthly advance of the mandatory minimum dividend is based on the share position on the last day of the prior month, with payment being made on the first business day of the subsequent month, in the amount of R$ 0.015 per share.

Below is a statement from dividends and interest on equity and the calculation of the minimum mandatory dividend:

Calculation of dividends and interest on capital

	12/31/2014	12/31/2013	12/31/2012
Statutory net income - Itaú Unibanco Holding Individual	17,392	11,661	10,800
Adjustments:
(-) Legal reserve	(870)	(583)	(540)
Dividend calculation basis	16,522	11,078	10,260
Mandatory dividend - 25.0%	4,130	2,769	2,565
Dividends and interest on capital – paid / provisioned for	6,635	5,095	4,518

Payments / provision for interest on capital and dividends

	12/31/2014
	Gross	WHT	Net
Paid / prepaid	2,637	(267)	2,370
Dividends - 11 monthly installments of R$ 0.015 per share paid from February to December 2014	857	-	857
Interest on capital - R$ 0.3256 per share paid on August 25, 2014	1,780	(267)	1,513

Declared until 12/31/2014 (recorded in other liabilities)	1,760	-	1,760
Dividends - 1 monthly installment of R$ 0.015 per share paid on 01/02/2015	82	-	82
Dividends - R$ 0.3063 per share	1,678	-	1,678

Declared after 12/31/2014 (Recorded in Revenue Reserves - Dividends equalization)	2,947	(442)	2,505
Interest on capital - R$ 0.5380 per share	2,947	(442)	2,505

Total from 01/01 to 12/31/2014 - R$ 1.2204 net per share	7,344	(709)	6,635

	12/31/2013
	Gross	WHT	Net
Paid / prepaid	2,162	(206)	1,956
Dividends - 11 monthly installments of R$ 0.015 per share paid from February to December 2013	786	-	786
Interest on capital - R$ 0.2774 per share paid on August 21, 2013	1,376	(206)	1,170

Declared until 12/31/2013 (recorded in other liabilities)	1,084	(152)	933
Dividends - 1 monthly installment of R$ 0.015 per share paid on 01/02/2014	74	-	74
Interest on capital - R$ 0.2036 per share, credited on December 30, 2013 to be paid until February 28, 2014	1,010	(152)	859

Declared after 12/31/2013 (Recorded in Revenue Reserves - Unrealized Profits Reserve)	2,596	(389)	2,207
Interest on capital - R$ 0.5236 per share	2,596	(389)	2,207

Total from 01/01 to 12/31/2013 - R$ 1.0340 net per share	5,842	(747)	5,095

 Pagamentos/Provisionamento de Juros sobre o Capital Próprio e Dividendos

	12/31/2012
	Gross	WHT	Net
Paid / prepaid	1,971	(188)	1,783
Dividends - 02 monthly installments of R$ 0.012 per share paid from February to March 2012	108	-	108
Dividends - 09 monthly installments of R$ 0.015 per share paid from April to December 2012	610	-	610
Interest on capital - R$ 0.2774 per share paid on August 15, 2012	1,253	(188)	1,065

Declared until 12/31/2012 (recorded in other liabilities)	1,387	(200)	1,187
Dividends - 1 monthly installment of R$ 0.012 per share paid on 02/01/2013	68	-	68
Interest on capital - R$ 0.3120 per share, credited on December 28, 2012, paid until April 30, 2013	1,410	(212)	1,199

Declared after 12/31/2012 (Recorded in Revenue Reserves - Unrealized Profits Reserve)	1,728	(259)	1,468
Interest on capital - R$ 0.3824 per share paid until April 30,2013	1,728	(259)	1,468

Total de 01/01 a 12/31/2012 - R$ 1.0000 net per share	5,177	(658)	4,518

Itaú Unibanco Holding S.A. – Complete Financial Statements in IFRS – December 31, 2014	98

c)	Additional paid-in capital

Additional paid-in capital corresponds to: (i) the difference between the proceeds from the sale of treasury shares and the average cost of such shares, and (ii) the compensation expenses recognized in accordance with the stock option plan and variable compensation.

d)	Appropriated reserves

	12/31/2014	12/31/2013	12/31/2012
Capital reserves (1)	285	285	285
Premium on subscription of shares	284	284	284
Reserves from tax incentives and restatement of equity securities and other	1	1	1
Revenue reserves	7,925	13,183	22,138
Legal (2)	5,841	4,971	4,388
Statutory	7,775	13,615	23,382
Dividends equalization (3)	2,885	3,901	6,291
Working capital increase (4)	1,162	3,003	6,274
Increase in capital of investees (5)	3,728	6,711	10,817
Corporate reorganizations (Note 3b)	(8,638)	(7,999)	(7,360)
Unrealized profits (6)	2,947	2,596	1,728
Total reserves at parent company	8,210	13,468	22,423

(1)	Refers to amounts received by Itaú Unibanco Holding that were not included in the statement of income, since they do not refer to compensation for the provision of goods or services.
(2)	Legal reserve - may be used to increase capital or to absorb losses, but it cannot be distributed as dividends.
(3)	Reserve for dividends equalization - its purpose is to reserve funds for the payment or advances of dividends, including interest on capital, to maintain the flow of the stockholders' compensation.
(4)	Reserve for working capital - its purpose is to guarantee funds for operations.
(5)	Reserve for increase in capital of investees - its purpose is to guarantee the preemptive right in the capital increases of investees.
(6)	Refers to interest on capital declared after December 31 of each period.

e)	Unappropriated reserves

Refers to balance of profit remaining after the distribution of dividends and appropriations to statutory reserves in the statutory accounts of ITAÚ UNIBANCO HOLDING.

Itaú Unibanco Holding S.A. – Complete Financial Statements in IFRS – December 31, 2014	99

Note 22 – Share-based payment

a)	Stock option plan

ITAÚ UNIBANCO HOLDING has a stock option plan for its executives. This program aims at involving the members of management in the medium and long-term corporate development process, by granting simple stock options or options which are partner options (these are personal, not pledgeable and nontransferable), entitling the holder to subscribe one authorized capital share or, at the discretion of the management, one treasury share which has been acquired for the purpose of reselling.

Such options may only be granted in years in which there are sufficient profits to enable the distribution of mandatory dividends to stockholders and at a quantity that does not exceed the limit of 0.5% of the total shares held by the stockholders at the base date of the year-end balance sheet. ITAÚ UNIBANCO HOLDING’s Personnel Committee is responsible for defining the quantity, the beneficiaries, the type of option, the life of the option under each series, which may vary between a minimum of 5 years and a maximum of 10 years, and the vesting and lockup periods for exercising the options. The executive officers and members of the Board of Directors of ITAÚ UNIBANCO HOLDING and of its subsidiaries, as well as employees may participate in this program, based on assessment of potential and performance.

ITAÚ UNIBANCO HOLDING settles the benefits under this plan solely by delivering its own shares, which are held in treasury until the effective exercise of the options by the beneficiaries.

-	Characteristics of the Programs

I – Simple Options

Prior programs

Before the merger, both Itaú and Unibanco each had Stock Option Plans (Prior Programs). The eligible beneficiaries of the program were granted simple options, depending upon the individual performance. The exercise price is calculated based on the average prices of preferred shares at the BM&FBOVESPA trading sessions over the period of at least one (1) and at the most three (3) months prior to the option issue date; the price is subject to a positive or negative adjustment of up to 20.0%, and restated until the last business day of the month prior to the option exercise date based either on the IGP-M or IPCA; in its absence, based on the index determined by the Committee. Options are no longer granted under this model.

Post-merger program

The eligible beneficiaries of the program are granted simple options, depending upon the individual employee performance. The exercise price is calculated based on the average prices of preferred shares at the BM&FBOVESPA in the last three months of the year prior to the granting date or alternatively subject to the positive or negative adjustments of up to 20.0% in the period. The exercise price is adjusted based on the IGPM or, in its absence, based on the index determined by the committee.

The vesting period is from one (1) to seven (7) years, counted from the issue date.

The ESM of April 19, 2013 approved the conversion of the Stock Option Plan of REDE by ITAÚ UNIBANCO HOLDING, with the exchange of RDCD3 shares to ITUB4 shares with no significant financial impacts.

II – Partner Plan

Executives selected to participate in the program may invest a percentage of their bonus to acquire shares or they have the right to receive shares (“Share-Based Instrument”). Title to the shares acquired, as well as the share-based instruments, should be held by the executives for a period from three (3) to five (5) years and they are subject to market fluctuation. At the times they acquire own shares and/or share-based instruments, partner options are granted in accordance with the classification of executives. Vesting periods of partner options or share-based instruments are from one (1) to seven (7) years. Share-based instruments and partner options are converted into shares of ITAÚ UNIBANCO HOLDING in the ratio of one preferred share for each instrument after the respective vesting period, with no payment of exercise price in cash.

Itaú Unibanco Holding S.A. – Complete Financial Statements in IFRS – December 31, 2014	100

The acquisition price of own shares and Share-Based Instruments is established every six months and is equivalent to the average preferred share quotation at the BM&FBOVESPA trading sessions in the 30 days prior to the determination of the acquisition price.

Title to the shares received after the vesting period of the Partner Options should be held, without any liens or encumbrances, for periods from five (5) to eight (8) years, as from the acquisition date of the shares.

The weighted average of the fair value of share-based instruments on the grant date was estimated for shares purchased in the fiscal year ended December 31, 2014 - R$ 31.43 per share (R$ 34.66 per share at December 31, 2013).

The fair value of Share-Based Instruments is the market price at the grant date for the preferred shares of ITAÚ UNIBANCO HOLDING, less the cash price paid by the beneficiaries. The amount received for the purchase of Share-Based Instruments was R$ 8 at December 31, 2014 (R$ 15 at December 31, 2013).

Itaú Unibanco Holding S.A. – Complete Financial Statements in IFRS – December 31, 2014	101

Summary of changes in the plan

	Simple options			Partner options
	Quantity	Weighted average Exercise price	Weighted average Market value	Quantity	Weighted average Market value	Total
Opening balance 12/31/2013	65,316,846	32.85		18,351,820		83,668,666
Options exercisable at the end of the period	32,734,794	30.42		-		32,734,794
Options outstanding not exercisable	32,582,052	36.25		18,351,820		50,933,872
Options:
Granted	-	-		11,007,189		11,007,189
Canceled / Forfeited (*)	(1,392,222)	34.98		(1,556,399)		(2,948,621)
Exercised	(13,777,250)	30.01	36.73	(3,498,585)	32.61	(17,275,835)
Balance at 12/31/2014	50,147,374	35.67		24,304,025		74,451,399
Options exercisable at the end of the period	26,247,536	35.37		-		26,247,536
Options outstanding not exercisable	23,899,838	36.00		24,304,025		48,203,863
Range of exercise prices
Granting 2006-2009		26.18 - 43.86
Granting 2010-2012		26.27 - 41.54
Weighted average of the remaining contractual life (in years)	2.56			2.05

(*) Refers to non-exercise due to the beneficiary’s option.

Summary of changes in the plan

	Simple options			Partner options
	Quantity	Weighted average Exercise price	Weighted average Market value	Quantity	Weighted average Market value	Total
Opening balance 12/31/2012	71,677,920	31.30		17,274,588		88,952,508
Options exercisable at the end of the period	23,610,501	31.68		40,503		23,651,004
Options outstanding not exercisable	48,067,419	31.12		17,234,085		65,301,504
Options:
Granted	560,271	26.27		5,715,608		6,275,879
Canceled/Forfeited (*)	(2,747,498)	35.83		(653,506)		(3,401,004)
Exercised	(4,173,847)	28.25	33.44	(3,984,870)	28.20	(8,158,717)
Balance at 12/31/2013	65,316,846	33.33		18,351,820		83,668,666
Options exercisable at the end of the period	32,734,794	30.42		-		32,734,794
Options outstanding not exercisable	32,582,052	36.25		18,351,820		50,933,872
Range of exercise prices
Granting 2006-2009		25.25 - 42.42
Granting 2010-2012		26.27 - 41.03
Weighted average of the remaining contractual life (in years)	3.57			2.05

(*) Refers to non-exercise due to the beneficiary’s option.

Summary of changes in the plan

	Simple options			Partner options
	Quantity	Weighted average Exercise price	Weighted average Market value	Quantity	Weighted average Market value	Total
Balance at 12/31/2011	69,419,922	29.39		15,092,652		84,512,574
Options exercisable at the end of the period	20,215,627	26.08		104,806		20,320,433
Options outstanding not exercisable	49,204,295	30.75		14,987,846		64,192,141
Options:
Granted	12,589,030	28.40		4,043,009		16,632,039
Canceled	(4,627,466)	34.84		(566,094)		(5,193,560)
Exercised	(5,703,566)	22.13	29.64	(1,294,979)	28.75	(6,998,545)
Balance at 12/31/2012	71,677,920	31.30		17,274,588		88,952,508
Options exercisable at the end of the period	23,610,501	31.68		40,503		23,651,004
Options outstanding not exercisable	48,067,419	31.12		17,234,085		65,301,504
Range of exercise prices
Granting 2004-2009		16.75 - 40.05
Granting 2010-2011		28.39 - 38.86
Weighted average of the remaining contractual life (in years)	3.49			2.13

Itaú Unibanco Holding S.A. – Complete Financial Statements in IFRS – December 31, 2014	102

Summary of changes in Share-Based Instruments (SBI)

Quantity
Opening balance 12/31/2013	2,183,769
Instruments:
New SBI's	286,466
Converted into shares	(1,266,324)
Canceled	(351,765)
Balance at 12/31/2014	852,146
Weighted average of the remaining contractual life (in years)	0.48

Quantity
Opening balance 12/31/2012	3,384,440
Instruments:
New SBI's	533,763
Converted into shares	(1,732,831)
Canceled	(1,586)
Balance at 12/31/2013	2,183,786
Weighted average of the remaining contractual life (in years)	0.62

b)	Variable compensation

Resolution No. 3,921, of November 25, 2010, of the National Monetary Council, sets forth that the management’s variable compensation should be consistent with the institution’s risk management policies, and at least fifty percent (50%) should be mandatory paid in shares or share-based instruments, and at least forty percent (40%) of this amount should be deferred for payment in at least three (3) years.

The policy established by ITAÚ UNIBANCO HOLDING in compliance with Resolution No. 3,921, sets forth that fifty percent (50%) of the management’s and employee’s variable compensation should be mandatory paid in cash and fifty percent (50%) should be paid in shares for a period of three (3) years. Shares are delivered on an indirect basis, of one-third (1/3) per year, subject to the executive’s remaining with the institution.

To comply with the Resolution on compensation, ITAÚ UNIBANCO HOLDING was authorized by CVM to transfer, on a private basis, shares of its own issue held in treasury to its management members and the management members of its subsidiaries.

In the period from January 1 to December 31, 2014, the accounting effect of the variable compensation is recorded in Personnel Expenses, in the amount of R$ 301, in compliance with statutory limits.

The fair value of shares intended for variable compensation is the market price at the granting date with respect to ITAÚ UNIBANCO HOLDING’s preferred shares.

CHANGE IN VARIABLE COMPENSATION IN SHARES	2014
Quantity
Opening balance 12/31/2013	5,214,388
New	6,552,973
Delivered	(1,850,290)
Cancelled	(146,879)
Balance at 12/31/2014	9,770,192

CHANGE IN VARIABLE COMPENSATION IN SHARES	2013
Quantity
Opening balance 12/31/2012	-
New	5,270,677
Delivered	(35,790)
Cancelled	(20,499)
Balance at 12/31/2013	5,214,388

Itaú Unibanco Holding S.A. – Complete Financial Statements in IFRS – December 31, 2014	103

c)	Fair value and economic assumptions for cost recognition

ITAÚ UNIBANCO HOLDING recognizes, at the grant date, the fair value of options through the Binomial method for simple options and the Black & Scholes method for partner options. Economic assumptions used are as follows:

Exercise price: for the option exercise price, the exercise price previously agreed-upon at the time the option was issued Is adopted, adjusted by the IGP-M variation.

Price of the underlying asset: the share price of ITAÚ UNIBANCO HOLDING (ITUB4) used for calculation is the closing price at BM&FBOVESPA on the calculation base date.

Expected dividends: is the average annual return rate for the last three years, of the dividends, plus interest on capital of the ITUB4 share.

Risk-free interest rate: the risk-free rate used is the IGP-M coupon rate at the expiration date of the option plan.

Expected volatility: calculated based on the standard deviation from the history of the last 84 monthly returns of closing prices of the ITUB4 share, released by BM&FBOVESPA, adjusted by the IGP-M variation.

Granting
No.	Date	Vesting period	Exercise period until	Price of the underlying asset	Fair value	Expected dividends	Risk-free interest rate	Expected volatility

Partner options (*)
19ª	02/27/2014	02/27/2017	-	28.57	25.85	3.35%	-	-
19ª	02/27/2014	02/27/2019	-	28.57	24.18	3.35%	-	-

(*) The fair value of partner options is measured based on the fair value of ITAÚ UNIBANCO HOLDING share at the granting date.

d)	Accounting effects arising from options

The exercise of stock options, pursuant to the plan’s regulation, resulted in the sale of preferred shares held in treasury. The accounting entries related to the plan are recorded during the vesting period, at the portion of the fair value of options granted with effect on income, and during the exercise of options, at the amount received from the option exercise price, reflected in stockholders’ equity.

The effect of Income for the period from January 1 to December 31, 2014 was R$ (231) (R$ (188) from January 1 to December 31, 2013 and R$ (177) from January 1 to December 31, 2012) as a contra-entry to Capital Reserve – Granted Options Recognized – Law No. 11,638 (Note 21d).

In the stockholders’ equity, the effect was as follows:

	12/31/2014	12/31/2013	12/31/2012
Amount received for the sale of shares – exercised options	535	215	209
(-) Cost of treasury shares sold	(561)	(331)	(262)
Effect of sale (*)	(26)	(116)	(53)

(*) Recorded in Additional paid-in capital.

Itaú Unibanco Holding S.A. – Complete Financial Statements in IFRS – December 31, 2014	104

Note 23 - Interest and similar income and expense and net gain (loss) from investment securities and derivatives

a)	Interest and similar income

	01/01 to 12/31/2014	01/01 to 12/31/2013	01/01 to 12/31/2012
Central Bank compulsory deposits	5,904	4,314	5,334
Interbank deposits	1,286	583	1,042
Securities purchased under agreements to resell	17,929	12,630	10,096
Financial assets held for trading	15,128	10,860	13,324
Available-for-sale financial assets	7,272	5,067	3,771
Held-to-maturity financial assets	2,347	486	471
Loan and lease operations	69,248	59,546	61,139
Other financial assets	1,001	641	1,187
Total	120,115	94,127	96,364

b)	Interest and similar expense

	01/01 to 12/31/2014	01/01 to 12/31/2013	01/01 to 12/31/2012
Deposits	(12,064)	(9,802)	(10,544)
Securities sold under repurchase agreements	(26,771)	(16,865)	(17,539)
Interbank market debt	(14,404)	(6,245)	(5,747)
Institutional market debt	(10,695)	(9,971)	(7,693)
Financial expense from technical reserves for insurance and private pension plans	(8,987)	(3,436)	(6,513)
Other	(56)	(42)	(31)
Total	(72,977)	(46,361)	(48,067)

c)	Net gain (loss) from investment securities and derivatives

	01/01 to 12/31/2014	01/01 to 12/31/2013	01/01 to 12/31/2012
Financial assets held for trading	41	(2,736)	3,159
Derivatives (*)	119	(2,517)	(2,458)
Financial assets designated at fair value through profit or loss	32	15	17
Available-for-sale financial assets	(915)	(839)	705
Finacial liabilities held for trading	(1)	153	40
Total	(724)	(5,924)	1,463

(*) Includes the ineffective derivatives portion related to hedge accounting.

During the periods ended December 31, 2014 and December 31, 2013 ITAÚ UNIBANCO HOLDING has not recognized any impairment losses on held-to-maturity financial assets.

During the period ended December 31, 2014, ITAÚ UNIBANCO HOLDING has recognized impairment losses on available-for-sale financial assets R$ 174 (R$ 3 on December 31, 2013).

Itaú Unibanco Holding S.A. – Complete Financial Statements in IFRS – December 31, 2014	105

Note 24 - Banking service fees

	01/01 to 12/31/2014	01/01 to 12/31/2013	01/01 to 12/31/2012
Current account services	7,725	6,450	5,272
Asset management fees	2,660	2,501	2,159
Collection commissions	1,279	1,213	1,176
Fees from credit card services	11,507	9,701	7,888
Fees for guarantees issued and credit lines	1,407	1,240	1,135
Brokerage commission	262	337	243
Other	1,502	1,270	1,071
Total	26,342	22,712	18,944

Note 25 - Other income

	01/01 to 12/31/2014	01/01 to 12/31/2013	01/01 to 12/31/2012
Gains on sale of assets held for sale, fixed assets and investments in associates and joint ventures (*)	1,194	131	1,684
Recovery of expenses	207	110	121
Reversal of provisions	179	119	234
Program for ash or Installment Payment of Federal Taxes (Note 32e)	158	624	-
Other	416	411	243
Total	2,154	1,395	2,282

(*) From 01/01 to 12/31/2014 refers basically to the profit on disposal of investment due from ISSC in the amount of R$ 1,151 (Basically composed of the result of the full disposal of investment in Serasa S.A. in the amount of R$ 1.542 from 01/01 to 12/31/2012).

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Note 26 - General and administrative expenses

	01/01 to 12/31/2014	01/01 to 12/31/2013	01/01 to 12/31/2012
Personnel expenses	(17,071)	(15,860)	(14,332)
Compensation	(7,046)	(6,503)	(5,961)
Payroll taxes	(2,364)	(2,181)	(2,109)
Welfare benefits	(2,133)	(1,983)	(1,845)
Retirement plans and post-employment benefits (Note 29)	33	7	760
Defined benefit	(30)	(37)	(125)
Defined contribution	63	44	885
Stock option plan (Note 22d)	(231)	(188)	(177)
Training	(186)	(185)	(242)
Employee profit sharing	(3,324)	(2,850)	(2,560)
Dismissals	(377)	(327)	(462)
Provision for labor claims (Note 32)	(1,443)	(1,650)	(1,736)
Administrative expenses	(14,325)	(13,257)	(12,665)
Data processing and telecommunications	(3,870)	(3,700)	(3,523)
Third-party services	(4,189)	(3,215)	(3,255)
Installations	(924)	(964)	(962)
Advertising, promotions and publications	(972)	(1,361)	(942)
Rent	(1,216)	(1,100)	(974)
Transportation	(432)	(454)	(500)
Materials	(365)	(356)	(386)
Financial services	(544)	(496)	(512)
Security	(627)	(549)	(511)
Utilities	(289)	(248)	(290)
Travel	(204)	(194)	(188)
Other	(693)	(620)	(622)
Depreciation	(1,641)	(1,522)	(1,346)
Amortization	(827)	(808)	(844)
Insurance acquisition expenses	(1,214)	(1,147)	(1,253)
Other expenses	(7,472)	(7,320)	(7,640)
Expenses related to credit cards	(2,691)	(1,874)	(2,108)
Reimbursement related to acquisitions	(68)	38	(51)
Losses with third-party frauds	(472)	(566)	(734)
Loss on sale of assets held for sale, fixed assets and investments in associates and joint ventures	(133)	(132)	(458)
Provision for civil lawsuits (Note 32)	(1,708)	(2,274)	(2,329)
Provision for tax and social security lawsuits	(971)	(1,311)	(1,004)
Refund of interbank costs	(229)	(227)	(215)
Other	(1,200)	(974)	(741)
Total	(42,550)	(39,914)	(38,080)

(*) From 01/01 to 12/31/2012 basically composed of the result of the full disposal of investment in Banco BPI S.A. in the amount of R$ (302).

Itaú Unibanco Holding S.A. – Complete Financial Statements in IFRS – December 31, 2014	107

Note 27 – Income tax and social contribution

ITAÚ UNIBANCO HOLDING and each of its subsidiaries file separate, for each fiscal year, corporate income tax returns and social contribution on net income.

a)  Composition of income tax and social contribution expenses

I - Demonstration of Income tax and social contribution expense:

Due on operations for the period	01/01 to 12/31/2014	01/01 to 12/31/2013	01/01 to 12/31/2012
Income before income tax and social contribution	28,808	20,865	17,416
Charges (income tax and social contribution) at the rates in effect (Note 2.4 n)	(11,523)	(8,346)	(6,966)
Increase / decrease to income tax and social contribution charges arising from:
Share of profit or (loss) of associates and joint ventures net	109	243	68
Foreign exchange variation on assets and liabilities abroad	1,471	1,054	447
Interest on capital	1,738	1,619	1,789
Corporate reorganizations (Note 3b)	639	639	-
Dividends and interest on external debt bonds	311	172	188
Other nondeductible expenses net of non taxable income (*)	46	(2,884)	(3,242)
Income tax and social contribution expenses	(7,209)	(7,503)	(7,716)
Related to temporary differences
Increase (reversal) for the period	1,341	3,617	3,325
Increase (reversal) of prior periods	(1,079)	(457)	166
(Expenses)/Income from deferred taxes	262	3,160	3,491
Total income tax and social contribution expenses	(6,947)	(4,343)	(4,225)

(*) Includes temporary (additions) and exclusions.

Itaú Unibanco Holding S.A. – Complete Financial Statements in IFRS – December 31, 2014	108

b) Deferred taxes

I - The deferred tax asset balance and respective changes are as follows:

	12/31/2013	Realization / reversal	Effect of change in consolidation	Increase	12/31/2014
Reflected in income	35,043	(12,477)	-	9,947	32,513
Allowance for loan and lease losses	17,896	(4,889)	-	5,902	18,909
Related to income tax and social contribution tax carryforwards	6,137	(714)	-	7	5,430
Provision for contingent liabilities	3,973	(1,515)	-	1,840	4,298
Civil lawsuits	1,706	(435)	-	547	1,818
Labor claims	1,400	(894)	-	954	1,460
Tax and social security	849	(179)	-	339	1,009
Other	18	(7)	-	-	11
Goodwill on purchase of investments	1,515	(794)	-	-	721
Legal liabilities – tax and social security	1,479	(1,389)	-	304	394
Adjustments of operations carried out in futures settlement market	653	(662)	-	12	3
Adjustment to market value of financial assets held for trading and derivatives	439	(439)	-	109	109
Provision related to health insurance operations	262	-	-	12	274
Other	2,689	(2,075)	-	1,761	2,375

Reflected in stockholders’ equity	4,502	(915)	-	519	4,106
Corporate reorganizations (Note 3b)	3,153	(639)	-	-	2,514
Adjustment to market value of available-for-sale securities	814	(275)	-	-	539
Cash flow hedge and hedge of net investment in foreign operation	426	-	-	376	802
Other	109	(1)	-	143	251
Total (*)	39,545	(13,392)	-	10,466	36,619

(*) Deferred income tax and social contribution assets and liabilities are recorded in the balance sheet offset by a taxable entity and total R$ 31,129 (R$ 31,886 at December 31, 2013) and R$ 201 ( R$ 328 at December 31, 2013).

	12/31/2012	Realization / reversal	Effect of change in consolidation	Increase	12/31/2013
Reflected in income	31,060	(11,076)	1,062	13,997	35,043
Related to income tax and social contribution tax carryforwards	3,955	(1,336)	59	3,459	6,137
Allowance for loan and lease losses	16,275	(4,438)	479	5,580	17,896
Adjustment to market value of financial assets held for trading and derivatives	229	(229)	-	439	439
Goodwill on purchase of investments	2,761	(1,657)	31	380	1,515
Legal liabilities – tax and social security	1,645	(665)	215	284	1,479
Provision for contingent liabilities	3,487	(1,421)	167	1,740	3,973
Civil lawsuits	1,422	(516)	43	757	1,706
Labor claims	1,224	(565)	80	661	1,400
Tax and social security	822	(339)	44	322	849
Other	19	(1)	-	-	18
Adjustments of operations carried out in futures settlement market	8	(13)	-	658	653
Provision related to health insurance operations	254	-	-	8	262
Other	2,446	(1,317)	111	1,449	2,689

Reflected in stockholders’ equity	3,943	(638)	1	1,196	4,502
Corporate reorganizations (Note 3b)	3,791	(638)	-	-	3,153
Adjustment to market value of available-for-sale securities	26	-	-	788	814
Cash flow hedge and hedge of net investment in foreign operation	126	-	-	300	426
Other	-	-	1	108	109
Total (*)	35,003	(11,714)	1,063	15,193	39,545

(*) Deferred income tax and social contribution assets and liabilities are recorded in the balance sheet offset by a taxable entity and total R$ 31,886 and R$ 328.

Itaú Unibanco Holding S.A. – Complete Financial Statements in IFRS – December 31, 2014	109

II- The provision for deferred tax liability balance and respective changes are as follows:

	12/31/2013	Realization / reversal	Increase	12/31/2014
Reflected in income	7,527	(3,289)	497	4,735
Depreciation in excess – finance lease	4,165	(1,657)	-	2,508
Restatement of escrow deposits and contingent liabilities	981	(155)	50	876
Pension plans	355	(118)	99	336
Adjustments of operations carried out in futures settlement market	392	(388)	-	4
Adjustment to market value of financial assets held for trading and derivatives	157	(157)	6	6
Taxation of results abroad – capital gains	267	-	296	563
Other	1,210	(814)	46	442
Reflected in stockholders’ equity accounts	460	-	496	956
Adjustment to market value of available-for-sale securities	64	-	68	132
Cash flow hedge and hedge of net investment in foreign operation	84	-	289	373
Provision for pension plan benefits	311	-	131	442
Other	1	-	8	9
Total (*)	7,987	(3,289)	993	5,691

(*) Deferred income tax and social contribution asset and liabilities are recorded in the balance sheet offset by a taxable entity and total R$ 31,129 (R$ 31,886 at December 31, 2013) and R$ 201 (R$ 328 at December 31, 2013).

	12/31/2012	Realization / reversal	Increase	12/31/2013
Reflected in income	7,812	(2,959)	2,674	7,527
Depreciation in excess – finance lease	5,453	(2,527)	1,239	4,165
Restatement of escrow deposits and contingent liabilities	911	(130)	200	981
Pension plans	355	-	-	355
Adjustments of operations carried out in futures settlement market	117	-	275	392
Adjustment to market value of financial assets held for trading and derivatives	234	(234)	157	157
Taxation of results abroad – capital gains	167	-	100	267
Other	575	(68)	703	1,210
Reflected in stockholders’ equity accounts	1,848	(1,473)	85	460
Adjustment to market value of available-for-sale securities	1,288	(1,224)	-	64
Cash flow hedge and hedge of net investment in foreign operation	-	-	84	84
Provision for pension plan benefits (1)	560	(249)	-	311
Other	-	-	1	1
Total (2)	9,660	(4,432)	2,759	7,987

(1) On March 31, 2013 was reclassified to stockholders' equity, pursuant to IAS 19 (R1).

(2) Deferred income tax and social contribution asset and liabilities are recorded in the balance sheet offset by a taxable entity and total R$ 31,886 and R$ 328.

III -	The estimate of realization and present value of deferred tax assets and from the Provision for Deferred Income Tax and Social Contribution existing at December 31, 2014, in accordance with the expected generation of future taxable income, based on the history of profitability and technical feasibility studies, are:

	Deferred tax assets
	Temporary differences	%	Tax loss / social contribution loss carryforwards	%	Total	%	Deferred tax liabilities	%	Net deferred taxes	%
2015	11,771	37%	345	6%	12,116	33%	(1,587)	28%	10,529	34%
2016	3,983	13%	1,166	22%	5,149	14%	(1,040)	19%	4,109	13%
2017	4,701	15%	1,177	22%	5,878	16%	(1,069)	19%	4,809	16%
2018	2,531	8%	1,899	35%	4,430	12%	(252)	4%	4,178	14%
2019	2,690	9%	405	7%	3,095	9%	(253)	4%	2,842	9%
After 2019	5,513	18%	438	8%	5,951	16%	(1,490)	26%	4,461	14%
Total	31,189	100%	5,430	100%	36,619	100%	(5,691)	100%	30,928	100%
Present value (*)	26,791		4,656		31,447		(4,791)		26,656

(*) The average funding rate, net of tax effects, was used to determine the present value.

The projections of future taxable income include estimates related to macroeconomic variables, exchange rates, interest rates, volume of financial operations and services fees and others which can vary in relation to actual data and amounts.

Net income in the financial statements is not directly related to taxable income, due to differences between accounting criteria and tax legislation, besides corporate aspects. Accordingly, it is recommended that the trend of the realization of deferred tax assets arising from temporary differences, and tax loss carry forwards should not be used as an indication of future net income.

At 12/31/2014 and 12/31/2013 there are no deferred tax assets and liabilities which have not been recognized.

Itaú Unibanco Holding S.A. – Complete Financial Statements in IFRS – December 31, 2014	110

Note 28 – Earnings per share

Basic and diluted earnings per share were computed as shown in the table below for the periods indicated. Basic earnings per share are computed by dividing the net income attributable to the stockholder of ITAÚ UNIBANCO HOLDING by the average number of shares for the period, and by excluding the number of shares purchased and held as treasury shares by the company. Diluted earnings per share are computed on a similar way, but with the adjustment made in the denominator when assuming the conversion of all shares that may be diluted.

Net income attributable to owners of the parent company – basic earnings per share	01/01 to 12/31/2014	01/01 to 12/31/2013	01/01 to 12/31/2012
Net income	21,555	16,424	12,634
Minimum non-cumulative dividend on preferred shares in accordance with our bylaws	(59)	(59)	(59)
Subtotal	21,496	16,365	12,575
Retained earnings to be distributed to common equity owners in an amount per share equal to the minimum dividend payable to preferred equity owners	(61)	(61)	(61)
Subtotal	21,435	16,304	12,514

Retained earnings to be distributed to common and preferred equity owners on a pro-rata basis
To common equity owners	10,856	8,268	6,341
To preferred equity owners	10,579	8,036	6,173

Total net income available to common equity owners	10,917	8,329	6,402
Total net income available to preferred equity owners	10,638	8,095	6,232

Weighted average number of shares outstanding (Note 21a)
Common shares	2,770,034,003	2,770,034,003	2,770,034,003
Preferred shares	2,699,460,382	2,692,213,780	2,696,697,363

Earnings per share - basic – R$
Common shares	3.94	3.01	2.31
Preferred shares	3.94	3.01	2.31

Net income attributable to owners of the parent company – diluted earnings per share	01/01 to 12/31/2014	01/01 to 12/31/2013	01/01 to 12/31/2012
Total net income available to preferred equity owners	10,638	8,095	6,232
Dividend on preferred shares after dilution effects	49	33	22
Net income available to preferred equity owners considering preferred shares after the dilution effect	10,687	8,128	6,254

Total net income available to ordinary equity owners	10,917	8,329	6,402
Dividend on preferred shares after dilution effects	(49)	(33)	(22)
Net income available to ordinary equity owners considering preferred shares after the dilution effect	10,868	8,296	6,380

Adjusted weighted average of shares (Note 21a)
Common shares	2,770,034,003	2,770,034,003	2,770,034,003
Preferred shares	2,724,080,698	2,713,733,080	2,715,295,033
Preferred shares	2,699,460,382	2,692,213,780	2,696,697,363
Incremental shares from stock options granted under our Stock Option Plan	24,620,316	21,519,300	18,597,670

Earnings per share - diluted – R$
Common shares	3.92	3.00	2.30
Preferred shares	3.92	3.00	2.30

Potential anti-dilution effects of shares under our stock option plan, which were excluded from the calculation of diluted earnings per share, totaled 5,885,956 preferred shares at 12/31/2014, 8,960,620 preferred shares at 12/31/2013 and 8,116,424 preferred shares at 12/31/2012.

Itaú Unibanco Holding S.A. – Complete Financial Statements in IFRS – December 31, 2014	111

Note 29 – Post-employment benefits

As prescribed in IAS 19 (R1), we present the policies of ITAÚ UNIBANCO HOLDING and its subsidiaries regarding employee benefits, as well as the accounting procedures adopted.

The total amounts recognized in Income for the Period and Stockholders’ Equity – Other comprehensive income were as follows:

Total amounts recognized in Income for the period

	Defined benefit				Defined contribution				Other benefits				Total
	01/01 to 12/31/2014	01/01 to 12/31/2013	01/01 to 12/31/2012 (1)	01/01 to 12/31/2012 (2)	01/01 to 12/31/2014	01/01 to 12/31/2013	01/01 to 12/31/2012 (1)	01/01 to 12/31/2012 (2)	01/01 to 12/31/2014	01/01 to 12/31/2013	01/01 to 12/31/2012 (2)	01/01 to 31/12/2012 (2)	01/01 to 12/31/2014	01/01 to 12/31/2013	01/01 to 12/31/2012 (2)	01/01 to 31/12/2012 (2)
Cost of current service	(74)	(103)	(85)	(85)	-	-	-	-	-	-	-	-	(74)	(103)	(85)	(85)
Net interest	(32)	2	11	317	196	180	137	-	(14)	(12)	(11)	(11)	150	170	137	306
Effects on asset ceiling	-	-	-	(874)	-	-	-	(5)	-	-	-	-	-	-	-	(879)
Contribution	-	-	-	-	(133)	(136)	(146)	(146)	-	-	-	-	(133)	(136)	(146)	(146)
Benefits paid	-	-	-	-	-	-	-	-	9	7	6	6	9	7	6	6
Remeasurements	-	-	-	517	-	-	-	1,036	-	-	-	(23)	-	-	-	1,530
Total Amounts Recognized	(106)	(101)	(74)	(125)	63	44	(9)	885	(5)	(5)	(5)	(28)	(48)	(62)	(88)	732

(1) Corresponds to the amounts under IAS 19 (R1), stated for comparison purposes only, in accordance with IAS 8, not accounted for in the Financial Statements of December 31, 2012, and December 31,2011, due to immateriality.

(2) In conformity with IAS 19, the activities up to 12/31/2012 passed through income, without impact on Stockholders’ Equity – Other Comprehensive Income.

Total amounts recognized in Stockholders’ Equity – Other comprehensive income

	Defined benefit		Defined contribution		Other benefits		Total
	12/31/2014	12/31/2013	12/31/2014	12/31/2013	12/31/2014	12/31/2013	12/31/2014	12/31/2013
At the beginning of the period	(354)	-	(286)	-	7	-	(633)	-
Effects on asset ceiling	(453)	1,036	77	43	-	-	(376)	1,079
Remeasurements	732	(1,390)	(12)	(329)	(15)	7	705	(1,712)
Total Amounts Recognized	(75)	(354)	(221)	(286)	(8)	7	(304)	(633)

Itaú Unibanco Holding S.A. – Complete Financial Statements in IFRS – December 31, 2014	112

a)	Retirement plans

ITAÚ UNIBANCO HOLDING and some of its subsidiaries sponsor defined benefit plans, including variable contribution plans, whose basic purpose of which is to provide benefits that, in general, represent a life annuity benefit, and may be converted into survivorship annuities, according to the plan's regulation. They also sponsor defined contribution plans, the benefit of which is calculated based on the accumulated balance of individual accounts at the eligibility date, according to the plan’s regulation, which does not require actuarial calculation, except as described in Note 29c.

Employees hired up to July 31, 2002, whom came from Itaú, and up to February 27, 2009, whom came from Unibanco, are beneficiaries of the above-mentioned plans. As regards the new employees hired after these dates, they have the option to voluntarily participate in a variable contribution plan (PGBL), managed by Itaú Vida e Previdência S.A..

Retirement plans are managed by closed-end private pension entities (EFPC), with independent legal structures, as detailed below:

Entity	Benefit plan
Fundação Itaubanco - Previdência Complementar	Supplementary retirement plan – PAC (1)
Franprev benefit plan - PBF (1)
002 benefit plan - PB002 (1)
Itaulam basic plan - PBI (1)
Itaulam Supplementary Plan - PSI (2) Itaubanco Defined Contribution Plan (3)
Itaubank Retirement Plan (3) Itaú Defined Benefit Plan (1) Itaú Defined Contribution Plan (2) Unibanco Pension Plan (3) Prebeg benefit plan (1) UBB PREV defined benefit plan (1)
Fundação Bemgeprev	Supplementary Retirement Plan – Flexible Premium Annuity (ACMV) (1)
Funbep Fundo de Pensão Multipatrocinado	Funbep I Benefit Plan (1)
Funbep II Benefit Plan (2)
Múltipla - Multiempresas de Previdência Complementar	REDECARD Basic Retirement Plan (1)
REDECARD Supplementary Retirement Plan (2) REDECARD Supplementary Plan (3)
UBB-PREV - Previdência Complementar	UBB PREV Defined Benefit Plan (1)
Banorte Fundação Manoel Baptista da Silva de Seguridade Social	Benefit Plan II (1)
(1) Defined benefit plan;
(2) Variable contribution plan;
(3) Defined contribution plan.

b)	Governance

The closed-end private pension entities (EFPC) and the benefit plans they manage are regulated in conformity with the related specific legislation. The EFPC are managed by the Executive Board, Advisory Council and Fiscal Council, with some members appointed by the sponsors and others appointed as representatives of active and other participants, pursuant to the respective Entity’s by laws. The main purpose of the EFPC is to pay benefits to eligible participants, pursuant to the Plan Regulation, maintaining the plans assets invested separately and independently from ITAÚ UNIBANCO HOLDING.

Itaú Unibanco Holding S.A. – Complete Financial Statements in IFRS – December 31, 2014	113

c) Defined benefit plans

I - Main assumptions used in actuarial valuation of retirement plans

	12/31/2014	12/31/2013	12/31/2012
Discount rate (1)	10.24% a.a.	9.72% a.a.	8.16% a.a.
Mortality table (2)	AT-2000	AT-2000	AT-2002
Turnover (3)	Exp.Itaú 2008/2010	Exp.Itaú 2008/2010	Exp.Itaú 2008/2012
Future salary growth	7.12% a.a.	7.12% a.a.	7.12% a.a.
Growth of the pension fund and social security benefits	4.00% a.a.	4.00% a.a.	4.00% a.a.
Inflation	4.00% a.a.	4.00% a.a.	4.00% a.a.
Actuarial method (4)	Projected Unit Credit	Projected Unit Credit	Projected Unit Credit

(1) TThe adoption of this assumption is based on interest rates obtained from the actual interest curve in IPCA, for medium-term liabilities of retirement plans sponsored by ITAÚ UNIBANCO HOLDING CONSOLIDATED. At 12/31/2013 was adopted a consistent with the economic scenario at the balance sheet date rate, considering the volatility of the interest markets and the models adopted.

(2) The mortality tables adopted correspond to those disclosed by SOA – Society of Actuaries, the North-American entity which corresponds to IBA – Brazilian Institute of Actuarial Science, which reflects a 10.0% increase in the probabilities of survival compared to the respective basic tables.The life expectancy in years per the AT-2000 mortality table for participants of 55 years of age is 27 and 31 years for men and women, respectively.

(3) The turnover assumption is based on the effective experience of active participants linked to ITAÚ UNIBANCO HOLDING, resulting in the average of 2.4 % p.a. based on the 2008/2010 experience.

(4) Using the Projected Unit Credit method, the mathematical reserve is calculated as the current projected benefit amount multiplied by the ratio between the length of service at the assessment date and the length of service that will be reached at the date when the benefit is granted. The cost is determined taking into account the current projected benefit amount distributed over the years that each participant is employed.

Biometric/demographic assumptions adopted are consistent with the group of participants of each benefit plan, pursuant to the studies carried out by an independent external actuarial consulting company.

II- Risk Exposure - Through its defined benefit plans, ITAÚ UNIBANCO HOLDING is exposed to a number of risks, the most significant ones are:

- Volatility of Assets - The actuarial liability is calculated by adopting a discount rate defined on the income from securities issued by the Brazilian treasury (government securities). If the actual income from plan assets is lower than expected, this may give rise to a deficit. The plans have a significant percentage of fixed-income securities pegged to the plan commitments, aiming at minimizing volatility and the short and medium-term risk.

- Changes in Investment Income - A decrease in income from public securities will imply a decrease in discount rate and, therefore, will increase the actuarial liability. The effect will be partially offset by the recognition of these securities at market value.

- Inflation Risk - Most of the employee benefit plans are pegged to the inflation rates, and a higher inflation will lead to higher obligations. The effect will also be partially offset because a significant portion of the plan assets is pegged to government securities restated by the inflation rate.

- Life Expectancy - Most of the plan obligations are to provide life benefits and therefore a increase in life expectancy will result in increased plan liabilities.

III - Management of defined benefit plan assets

The general purpose of managing EFPCs funds is to search for a long-term balance between assets and obligations with payment of retirement benefits, by exceeding the actuarial targets (discount rate plus benefit adjustment index, established in the plan regulations).

Regarding the assets guaranteeing the actuarial liability reserves, management should ensure the payment capacity of retirement benefits in the long-term by avoiding the risk of mismatching assets and liabilities in each pension plan.

Itaú Unibanco Holding S.A. – Complete Financial Statements in IFRS – December 31, 2014	114

The allocation of plan assets and the allocation target by type of asset are as follows:

	Fair Value			% Allocation
Types	12/31/2014	12/31/2013	12/31/2012	12/31/2014	12/31/2013	12/31/2012	2015 Target
Fixed income securities	12,250	11,251	13,736	91.16%	89.92%	91.14%	53% to 100%
Variable income securities	641	709	763	4.77%	5.67%	5.06%	0% to 20%
Structured investments	22	18	16	0.17%	0.14%	0.11%	0% to 10%
Real estate	488	508	532	3.63%	4.06%	3.53%	0% to 7%
Loans to participants	37	26	25	0.27%	0.21%	0.17%	0% to 5%
Total	13,438	12,512	15,072	100.00%	100.00%	100.00%

The defined benefit plan assets include shares of ITAÚ UNIBANCO HOLDING, its main parent company (ITAÚSA) and of subsidiaries of the latter, with a fair value of R$ 554 (R$ 596 at 12/31/2013 and R$ 589 at 12/31/2012), and real estate rented to Group companies, with a fair value of R$ 455 (R$ 474 at 12/31/2013 and R$ 498 at 12/31/2012).

Fair Value

The fair value of the plan assets is adjusted up to the report date, as follows

Fixed-Income Securities and Structured Investments – accounted for at market value, considering the average trading price on the calculation date, net realizable value obtained upon the technical addition of pricing, considering, at least, the payment terms and maturity, credit risk and the indexing unit.

Variable income securities – accounted for at market value, being so understood the share average quotation at the last day of the month or at the closest date on the stock exchange on which the share has posted the highest liquidity rate.

Real Estate – stated at acquisition or construction cost, adjusted to market value upon reappraisals made in 2012, supported by technical appraisal reports. Depreciation is calculated under the straight line method, considering the useful life of the real estate.

Loans to participants – adjusted up to the report date, in compliance with the respective agreements.

Fund Allocation Target

The fund allocation target is based on Investment Policies that are currently revised and approved by the Advisory Council of each EFPC, considering a five-year period, which establishes guidelines for investing funds guaranteeing Actuarial Liability and for classifying securities.

IV- Net amount recognized in the balance sheet

Following is the calculation of the net amount recognized in the balance sheet, corresponding to the defined benefit plan:

	12/31/2014	12/31/2013	12/31/2012
1 - Net assets of the plans	13,438	12,512	15,072
2- Actuarial liabilities	(11,695)	(11,577)	(12,906)
3- Surplus (1-2)	1,743	935	2,166
4- Asset ceiling (*)	(1,847)	(1,293)	(2,137)
5- Net amount recognized in the balance sheet (3-4)	(104)	(358)	29
Amount recognized in assets (Note 20a)	242	222	487
Amount recognized in liabilities (Note 20b)	(346)	(580)	(458)

(*) Corresponds to the excess of the present value of the available economic benefit, in conformity with paragraph 58 of IAS 19.

Itaú Unibanco Holding S.A. – Complete Financial Statements in IFRS – December 31, 2014	115

V- Change in the net amount recognized in the balance sheet:

	12/31/2014
	Plan net assets	Defined benefit obligation	Surplus	Asset ceiling	Recognized amount
Value beginning of the period	12,512	(11,577)	935	(1,293)	(358)
Cost of current service	-	(74)	(74)	-	(74)
Net interest (1)	1,178	(1,087)	91	(123)	(32)
Benefits paid	(780)	780	-	-	-
Contributions of sponsors	81	-	81	-	81
Contributions of participants	15	-	15	-	15
Effects on asset ceiling	-	-	-	(453)	(453)
Remeasurements (2) (3)	432	263	695	22	717
Value end of the period	13,438	(11,695)	1,743	(1,847)	(104)

	12/31/2013
	Plan net assets	Defined benefit obligation	Surplus	Asset ceiling	Recognized amount
Value beginning of the period	15,072	(12,906)	2,166	(2,137)	29
Cost of current service	-	(103)	(103)	-	(103)
Net interest (1)	1,202	(1,025)	177	(175)	2
Benefits paid	(739)	739	-	-	-
Contributions of sponsors	68	-	68	-	68
Contributions of participants	16	-	16	-	16
Effects on asset ceiling	-	-	-	1,036	1,036
Remeasurements (2) (3)	(3,107)	1,718	(1,389)	(17)	(1,406)
Value end of the period	12,512	(11,577)	935	(1,293)	(358)

	12/31/2012
	Plan net assets	Defined benefit obligation	Surplus	Asset ceiling	Recognized amount
Value beginning of the period	11,773	(10,413)	1,360	(1,263)	97
Cost of current service	-	(85)	(85)	-	(85)
Net interest (1)	1,118	(985)	133	(122)	11
Benefits paid	(671)	671	-	-	-
Contributions of sponsors	57	-	57	-	57
Contributions of participants	15	-	15	-	15
Effects on asset ceiling	-	-	-	(874)	(874)
Remeasurements (2) (3)	2,780	(2,094)	686	122	808
Value end of the period	15,072	(12,906)	2,166	(2,137)	29

(1) Corresponds to the amount calculated on 01/01/2014 based on the beginning amount (Net Assets, Actuarial Liabilities and Restriction of Assets), taking into account the estimated amount of payments/ receipts of benefits/ contributions, multiplied by the discount rate of 9.72% p.a.. (At 01/01/2013 used by the discount rate of 8.16% p.a.)

(2) Remeasurements recorded in net assets and asset ceiling correspond to the income earned above/below the expected return rate.

(3) The actual return on assets amounted to R$ 1,611 (R$ (1,905) at 12/31/2013 and R$ 3,898 at 12/31/2012).

Itaú Unibanco Holding S.A. – Complete Financial Statements in IFRS – December 31, 2014	116

During the period, the contributions made totaled R$ 81 (R$ 68 from 01/01 to 12/31/2013 and R$ 57 from 01/01 to 12/31/2012). The contribution rate increases based on the beneficiary’s salary.

In 2014, contribution to the retirement plans sponsored by ITAÚ UNIBANCO HOLDING is expected to amount to R$ 58.

The estimate for payment of benefits for the next 10 years is as follows:

Period	Payment estimate
2015	845
2016	867
2017	889
2018	915
2019	942
2020 to 2024	4,812

VI- Sensitivity of defined benefit obligation

The impact, due to the change in the assumption – discount rate by 0.5%, which would be recognized in Actuarial liabilities of the plans, as well as in Stockholders’ Equity – Other Comprehensive Income of the sponsor (before taxes) would amount to:

	Effect on actuarial liability		Effect which would be recognized in Stockholders’ Equity (*)
Change in Assumption	Value	Percentage of actuarial liabilities	Value
- Decrease by 0.5%	668	5.73%	(315)
- Increase by 0.5%	(578)	(5.22)%	331

(*) Net of effects of asset ceiling

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d)	Defined contribution plans

The defined contribution plans have assets relating to sponsors’ contributions not yet included in the participant’s account balance due to loss of eligibility to a plan benefit, as well as resources from the migration from the defined benefit plans. The fund will be used for future contributions to the individual participants' accounts, according to the rules of the respective benefit plan regulation.

I - Change in the net amount recognized in the Balance sheet:

	12/31/2014			12/31/2013			12/31/2012
	Pension plan fund	Asset ceiling	Recognized amount	Pension plan fund	Asset ceiling	Recognized amount	Pension plan fund	Asset ceiling	Recognized amount
Amount - beginning of the period	2,361	(275)	2,086	2,646	(318)	2,328	1,756	(313)	1,443
Net interest	223	(27)	196	206	(26)	180	167	(30)	137
Contribution	(133)	-	(133)	(136)	-	(136)	(146)	-	(146)
Effects on asset ceiling	-	77	77	-	43	43	-	(5)	(5)
Remeasurements	(13)	1	(12)	(355)	26	(329)	869	30	899
Amount - end of the period (Note 20a)	2,438	(224)	2,214	2,361	(275)	2,086	2,646	(318)	2,328

During the period, the contributions to the defined contribution plans, including PGBL, totaled R$ 190 (R$ 183 from 01/01 at 12/31/2013 and R$ 196 from 01/01 to 12/31/2012), of which R$ 133 (R$ 136 from 01/01 at 12/31/2013 and R$ 146 from 01/01 to 12/31/2012) were pension funds.

e)	Other post-employment benefits

ITAÚ UNIBANCO HOLDING and its subsidiaries do not offer other post-employment benefits, except in those cases arising from obligations under acquisition agreements signed by ITAÚ UNIBANCO HOLDING, as well as in relation to the benefits granted due to a judicial sentence, in accordance with the terms and conditions established, in which health plans are totally or partially sponsored for specific groups of former workers and beneficiaries.

Based on the report prepared by an independent actuary, the changes in obligations for these other projected benefits and the amounts recognized in the balance sheet, under liabilities, of ITAÚ UNIBANCO HOLDING are as follows:

I- Change in the net amount recognized in the balance sheet:

	12/31/2014	12/31/2013	12/31/2012
At the beginning of the period	(146)	(148)	(120)
Interest cost	(14)	(12)	(11)
Benefits paid	9	7	6
Remeasurements	(19)	7	(23)
At the end of the period (Note 20b)	(170)	(146)	(148)

The estimate for payment of benefits for the next 10 years is as follows:

Period	Payment estimate
2015	9
2016	10
2017	11
2018	11
2019	12
2020 to 2024	73

II-	Assumptions and sensitivity - medical care cost

For calculation of projected benefits obligations in addition to the assumptions used for the defined benefit plans (Note 29c I), an 9.72% p.a. increase in medical costs assumption is assumed.

Assumptions about medical care cost trends have a significant impact on the amounts recognized in income. A change of one percentage point in the medical care cost rates would have the following effects:

	Recognition	1.0% increase	1.0% decrease
Service cost and interest cost	Income	2	(2)
Present value of obligation	Other comprehensive income	21	(18)

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Note 30 – Insurance contracts

a)	Insurance contracts

ITAÚ UNIBANCO HOLDING, through its subsidiaries, offers to the market Insurance and private pension products, with the purpose of assuming risks and restoring the economic balance of the assets of the policyholder if damaged. Products are offered through insurance brokers (third parties operating in the market and its own brokers), Itaú Unibanco branches and electronic channels, according to their characteristics and regulatory requirements.

b)	Main products

I.	Insurance

The contract entered into between the parties aims at guaranteeing the protection of the client's assets. Upon payment of a premium, the policyholder is protected through previously-agreed replacement or indemnification clauses for damages. ITAÚ UNIBANCO HOLDING insurance companies then recognize technical reserves administered by themselves, through specialized areas within the conglomerate, with the objective of indemnifying the policyholder's loss in the event of claims of insured risks.

The insurance risks sold by insurance companies of ITAÚ UNIBANCO HOLDING are divided into property and casualty, that covers losses, damages or liabilities for assets or persons, and life insurance, that includes coverage for death and personal accidents.

	Loss ratio		Sales ratio
	%		%
Main insurance lines	01/01 to 12/31/2014	01/01 to 12/31/2013	01/01 to 12/31/2014	01/01 to 12/31/2013

Mandatory insurance for personal injury caused by motor vehicles (DPVAT)	87.1	87.5	1.4	1.4
Petroleum risks	77.2	12.2	11.8	16.6
Specified and all risks	57.8	41.3	4.1	2.5
Group life	52.9	49.5	13.9	11.6
Commercial multiple peril	46.2	54.8	17.5	14.6
Individual accident	17.8	19.3	10.6	10.2
Extended warranty - assets	16.8	17.1	64.0	63.9
Credit life	14.8	16.7	21.1	20.6
Serious or terminal diseases	13.6	10.2	10.7	10.5
Group accident insurance	7.0	7.1	39.0	35.8
Multiple risks	5.2	4.0	57.3	56.6

II.	Private pension

Developed as a solution to ensure the maintenance of the quality of life of participants, as a supplement to the government plans, through long-term investments, private pension products are divided into three major groups:

•	PGBL - Plan Generator of Benefits: The main objective of this plan is the accumulation of financial resources, but it can be purchased with additional risk coverage. Recommended for clients that file the full version of income tax return (rather than the simplified version), because they can deduct contributions paid for tax purposes up to 12.0% of the annual taxable gross income.

•	VGBL - Redeemable Life Insurance: This is an insurance structured as a pension plan. Its taxation differs from the PGBL; in this case, the tax basis is the earned income.

•	FGB - Fund Generator of Benefits: This is a pension plan with minimum income guarantee, and possibility of receiving earnings from asset performance. Once recognized the distribution of earnings at a certain percentage, as established by the FGB policy, it is not at management's discretion, but instead represents an obligation to ITAÚ UNIBANCO HOLDING. Although there are plans still in existence, they are no longer sold.

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III – Income from insurance and private pension

The revenue from the main insurance and private pension products is as follows:

	Premiums and contributions direct issued			Reinsurance			Retained premiums and contributions
	01/01 to 12/31/2014	01/01 to 12/31/2013	01/01 to 12/31/2012	01/01 to 12/31/2014	01/01 to 12/31/2013	01/01 to 12/31/2012	01/01 to 12/31/2014	01/01 to 12/31/2013	01/01 to 12/31/2012
VGBL	13,532	13,675	15,890	-	-	-	13,532	13,675	15,890
PGBL	1,665	1,532	1,554	-	-	-	1,665	1,532	1,554
Group life	1,414	1,392	1,299	(28)	(25)	(41)	1,386	1,367	1,258
Warranty extension - assets	1,202	1,293	1,368	-	-	-	1,202	1,293	1,368
Credit life	802	726	460	-	-	(2)	802	726	458
Group accident insurance	796	698	642	(2)	(2)	-	794	696	642
Specified and all risks	501	606	479	(393)	(487)	(361)	108	119	118
Petroleum risks	284	471	282	(252)	(408)	(237)	32	63	45
Mandatory insurance for personal injury caused by motor vehicles (DPVAT)	243	366	404	-	-	-	243	366	404
Multiple risks	223	231	221	(53)	(69)	(54)	170	162	167
Individual accident	186	155	104	(2)	(3)	(2)	184	152	102
Traditional	174	180	278	-	-	-	174	180	278
Serious or terminal diseases	159	139	130	(1)	(1)	-	158	138	130
Commercial multiple peril	139	199	204	(25)	(45)	(49)	114	154	155
Other lines	1,477	1,664	1,433	(275)	(483)	(420)	1,202	1,181	1,013
Total	22,797	23,327	24,748	(1,031)	(1,523)	(1,166)	21,766	21,804	23,582

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c)	Technical reserves for insurance and private pension

The technical provisions of insurance, pension plan and capitalization are recognized according to the technical notes approved by SUSEP and criteria established by current legislation.

I.	Insurance and private pension:

•	Provision for unearned premiums – it is recognized, based on insurance premiums, for the coverage of amounts payable related to claims and expenses to be incurred, throughout the terms to be elapsed, in connection with the risks assumed at the calculation base date. The calculation is performed on the level of policies or endorsement of agreements in force, under the pro rata-die criterion.The provision includes an estimate for effective and not issued risks (PPNG-RVNE).

•	Provision for unsettled claims – it is recognized for the coverage of amounts payable related to lump-sum payments and income overdue of claims reported up to the calculation base date, but not paid yet. The provision covers administrative and legal claims, gross of accepted coinsurance operations and reinsurance operations and net of ceded coinsurance operations. The provision should include, whenever required, IBNER (claims incurred but not sufficiently reported) for the aggregate development of claims reported but not paid, which amounts may be changed throughout the process up to the final settlement.

•	Provision for claims incurred and not reported - IBNR – it is recognized for the coverage of expected unsettled amounts related to claims incurred but not reported up to the calculation base date, gross of accepted coinsurance operations and reinsurance operations, and net of ceded coinsurance operations.

•	Mathematical provisions for benefits to be granted - it is recognized for the coverage of commitments assumed with participants or insured, based on the assumptions established in the agreement, while the triggering event of the benefit and/or indemnity does not occur. The provision is calculated in accordance with methodologies approved in the technical actuarial note of the product.

•	Mathematical provisions for granted benefits - it is recognized after the event triggering the benefit occurs, for coverage of the commitments assumed with the participants or insured, based on the assumptions established in the agreement. The provision is calculated in accordance with methodologies approved in the technical actuarial note of the plan or product.

•	Provision for financial surplus – it is recognized to ensure the amounts intended for distribution of financial surplus, in accordance with regulation in force, in the event it is stated in the agreement. Corresponds to the financial income exceeding the minimum return guaranteed in the product.

•	Other technical provisions – it is recognized when insufficiency of premiums or contributions are identified related to payments of claims, benefits and indemnities.

•	Provision for redemptions and other amounts to regularize – it comprises the amounts related to redemptions to regularize, returns of premiums or funds, portability requested but, for any reason, not yet transferred to the insurance company or open private pension entity beneficiary, and premiums received but not quoted.

•	Provision for related expenses - It is recognized for the coverage of expected amounts related to expenses with claims, benefits and indemnities, due to events incurred and to be incurred.

II.	Change in reserves for insurance and private pension

The details about the changes in balances of reserves for insurance and private pension operations are as follows:

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II.I - Change in technical provisions

	12/31/2014				12/31/2013
	Property, individuals and life insurance	Private pension	Life with survivor benefits	Total	Property, individuals and life insurance	Private pension	Life with survivor benefits	Total
Opening balance	10,275	25,252	63,496	99,023	9,120	23,729	57,469	90,318
(+) Additions arising from premiums / contribution	7,267	2,034	13,541	22,842	7,810	1,849	13,585	23,244
(-) Deferral of risk	(7,154)	(192)	-	(7,346)	(7,226)	(147)	-	(7,373)
(-) Payment of claims / benefits	(2,395)	(204)	(10)	(2,609)	(2,341)	(141)	(13)	(2,495)
(+) Reported claims	2,219	-	-	2,219	2,523	-	-	2,523
(-) Redemptions	(1)	(1,249)	(7,929)	(9,179)	(2)	(1,129)	(9,479)	(10,610)
(+/-) Net portability	-	266	347	613	-	(20)	(152)	(172)
(+) Adjustment of reserves and financial surplus	7	2,249	6,319	8,575	3	1,103	2,103	3,209
(+/-) Business development (Notes 3e and i)	(4,402)	-	-	(4,402)	-	-	-	-
(+/-) Other (recognition/reversal)	56	72	(86)	42	388	8	(17)	379
Reserves for insurance and private pension	5,872	28,228	75,678	109,778	10,275	25,252	63,496	99,023

II.II - Technical provisions balances

	Insurance		Private pension		Total
	12/31/2014	12/31/2013	12/31/2014	12/31/2013	12/31/2014	12/31/2013
Unearned premiums	4,015	5,274	12	10	4,027	5,284
Mathematical reserve for benefits to be granted and benefits granted	13	19	102,311	87,239	102,324	87,258
Redemptions and Other Unsettled Amounts	21	20	168	139	189	159
Financial surplus	1	1	519	490	520	491
Unsettled claims (1)	760	3,631	15	19	775	3,650
IBNR	635	799	19	12	654	811
Administrative and Related Expenses	42	188	70	46	112	234
Other	385	343	792	793	1,177	1,136
Total (2)	5,872	10,275	103,906	88,748	109,778	99,023

(1) The provision for unsettled claims and IBNR is detailed in Note 30e.

(2) This table covers the amendments established by Susep Circular No. 462, of 03/01/2013, also for comparison purposes.

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d)	Deferred selling expenses

Deferred acquisition costs of insurance are direct and indirect costs incurred to sell, underwrite and originate a new insurance contract.

Direct costs are basically commissions paid for brokerage services, agency and prospecting efforts and are deferred for amortization in proportion to the recognition of revenue from earned premiums, that is, over the coverage period, for the term of effectiveness of contracts, according to the calculation rules in force.

Balances are recorded under gross reinsurance assets and changes are shown in the table below:

Balance at 01/01/2014	2,205
Increase	1,747
Amortization	(2,263)
Corporate reorganizations	31
Sale of Major Risk Portfolio	(73)
Balance at 12/31/2014	1,647
Balance to be amortized in up to 12 months	972
Balance to be amortized after 12 months	675

Balance at 01/01/2013	2,231
Increase	15
Amortization	(37)
Impairment	(4)
Balance at 12/31/2013	2,205
Balance to be amortized in up to 12 months	983
Balance to be amortized after 12 months	1,222

The amounts of deferred selling expenses from reinsurance are stated in Note 30I.

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e)	Table of loss development

Changes in the amount of obligations of the ITAÚ UNIBANCO HOLDING may occur at the end of each annual reporting period. The table below shows the development by the claims incurred method. The first part of the table shows how the final loss estimate changes through time. The second part of the table reconciles the amounts pending payment and the liability disclosed in the balance sheet.

I – Gross of reinsurance

Reserve for unsettled claims (*)	775
(-) DPVAT operations	148
(-) IBNER (claims incurred but not sufficiently reported)	126
(-) Retrocession and other estimates	3
Liability claims presented in the development table (Ia + Ib)	498

(*) Provision for unsettled claims stated in Note 30c II.II of 12/31/2014.

Ia - Administratives claims - gross of reinsurance

Occurrence date	12/31/2010	12/31/2011	12/31/2012	12/31/2013	12/31/2014	Total
At the end of reporting period	965	931	1,065	1,144	1,187
After 1 year	931	937	1,058	1,221	-
After 2 years	934	938	1,063	-	-
After 3 years	937	940	-	-	-
After 4 years	938	-	-	-	-
Current estimate	938	940	1,063	1,221	1,187
Accumulated payments through base date	934	931	1,057	1,210	973	5,105
Liabilities recognized in the balance sheet	4	9	6	11	214	244
Liabilities in relation to prior years						16
Total administratives claims included in balance sheet						260

Ib - Judicial claims - gross of reinsurance

Occurrence date	12/31/2010	12/31/2011	12/31/2012	12/31/2013	12/31/2014	Total
At the end of reporting period	19	26	47	23	22
After 1 year	33	52	54	47	-
After 2 years	45	59	63	-	-
After 3 years	50	66	-	-	-
After 4 years	54	-	-	-	-
Current estimate	54	66	63	47	22
Accumulated payments through base date	33	36	43	31	10	153
Liabilities recognized in the balance sheet	21	30	20	16	12	99
Liabilities in relation to prior years						139
Total judicial claims included in balance sheet						238

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II - Net of reinsurance

Reserve for unsettled claims (1)	775
(-) DPVAT operations	148
(-) IBNER	126
(-) Reinsurance (2)	27
(-) Retrocession and other estimates	3
Liability claims presented in the development table (IIa + IIb)	471

 (1) Provision refers to provision for unsettled claims stated in Note 30c II.II of 12/31/2014.

(2) Reinsurance operations stated in Note 30l III of 12/31/2014.

IIa - Administratives claims - net of reinsurance

Occurrence date	12/31/2010	12/31/2011	12/31/2012	12/31/2013	12/31/2014	Total
At the end of reporting period	949	917	1,022	1,112	1,165
After 1 year	915	917	1,012	1,188	-
After 2 years	922	918	1,017	-	-
After 3 years	925	920	-	-	-
After 4 years	925	-	-	-	-

Current estimate	925	920	1,017	1,188	1,165
Accumulated payments through base date	921	914	1,011	1,177	956	4,979
Liabilities recognized in the balance sheet	4	6	6	11	209	236
Liabilities in relation to prior years						9
Total administratives claims included in balance sheet						245

IIb - Judicial claims - net of reinsurance

Occurrence date	12/31/2010	12/31/2011	12/31/2012	12/31/2013	12/31/2014	Total
At the end of reporting period	19	26	46	23	22
After 1 year	32	51	53	47	-
After 2 years	45	58	62	-	-
After 3 years	50	65	-	-	-
After 4 years	53	-	-	-	-

Current estimate	53	65	62	47	22
Accumulated payments through base date	32	36	43	31	10	152
Liabilities recognized in the balance sheet	21	29	19	16	12	97
Liabilities in relation to prior years						129
Total judicial claims included in balance sheet						226

In the breakdown of the table on change of claims, historic claims were excluded from major risk insurance operations, as informed in Note 3i.

The breakdown of the table development of claims between administrative and legal evidences the reallocation of claims up to a certain base date and that become legal ones afterwards, which may give the wrong impression of need for adjusting the provisions in each breakdown.

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f)	Liability adequacy test

As established in IFRS 4 – “Insurance contracts”, an insurance company must carry out the Liability Adequacy Test, comparing the amount recognized for its technical reserves with the current estimate of cash flow of its future obligations. The estimate should consider all cash flows related to the business, which is the minimum requirement for carrying out the adequacy test.

The Liability adequacy test did not show any deficiency in this period.

The assumptions used in the test are periodically reviewed and are based on the best practices and the analysis of subsidiaries’ experience, therefore representing the best estimates for cash flow projections.

Methodology and Test Grouping

The methodology for testing all products is based on the projection of cash flows. Specifically for insurance products, cash flows were projected using the method known as run-off triangle of quarterly frequency. Cash flows for the deferral and the assignment phases are tested on a separate basis for social security products.

The risk grouping criteria are Insurance plans consider groups subject to similar risks jointly managed as a single portfolio.

Biometric Tables

Biometric tables are instruments to measure the biometric risk represented by the probability of death, survival or disability of a participant.

For death and survival estimates biometric tables broken down by gender are used, adjusted according to life expectancy development (improvement), and the Álvaro Vindas table is adopted to estimate benefit requests for disability.

Risk-free Interest Rate

The relevant risk-free forward interest-rate structure is an indicator of the pure time value of money used to price the set of projected cash flows.

The relevant structure of risk-free interest rate was obtained from the curve of securities deemed to be credit risk free, available in the Brazilian financial market and determined pursuant to an internal policy of ITAÚ UNIBANCO HOLDING, considering the addition of spread, which took into account the impact of the market result of held-to-maturity securities of the guarantee assets portfolio.

Income conversion rate

The income conversion rate represents the expected conversion of balances accumulated by participants in retirement benefits. The decision of conversion into income by participants is influenced by behavioral, economic and tax factors.

Other Assumptions

Related expenses, cancellations and partial redemptions, future increases and contributions, among others, are assumptions that affect the estimate of projected cash flows since they represent expenses and income arising from insurance agreements assumed.

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g)	Insurance risk – effect of changes on actuarial assumptions

Property insurance is a short-lived insurance, and the main actuarial assumptions involved in the management and pricing of the associated risks are claims frequency and severity. Volatility above the expected number of claims and/or amount of claim indemnities may result in unexpected losses.

Life insurance and pension plans are, in general, medium or long-lived products and the main risks involved in the business may be classified as biometric risk, financial risk and behavioral risk.

Biometric risk relates to: i) more than expected increase in life expectancies for products with survivorship coverage (mostly pension plans); ii) more than expected decrease in mortality rates for products with survivorship coverage (mostly life insurance).

Products offering financial guarantee predetermined under contract involve financial risk inherent in the underwriting risk, with such risk being considered insurance risk.

Behavioral risk relates to a more than expected increase in the rates of conversion into annuity income, resulting in increased payments of retirement benefits.

The estimated actuarial assumptions are based on the historical evaluation of ITAÚ UNIBANCO HOLDING, on benchmarks and the experience of the actuaries.

To measure the effects of changes in the key actuarial assumptions, sensitivity tests were conducted in the amounts of current estimates of future liability cash flows. The sensitivity analysis considers a vision of the impacts caused by changes in assumptions, which could affect the income for the period and stockholders’ equity at the balance sheet date. This type of analysis is usually conducted under the ceteris paribus condition, in which the sensitivity of a system is measured when one variable of interest is changed and all the others remain unchanged. The results obtained are shown in the table below:

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The sensitivity analysis considers a vision of the impacts caused by changes in assumptions, which could affect the income for the period and stockholders’ equity at the balance sheet date. Results were as follows:

	Impact in Results and Stockholders’ Equity (1)			Impact in Results and Stockholders’ Equity (1)
	12/31/2014			12/31/2013
	Supplementary	Insurance		Supplementary	Insurance
Sensitivity analysis	Retirement Plans and Life with Living Benefits	Gross of reinsurance	Net of reinsurance	Retirement Plans and Life with Living Benefits	Gross of reinsurance	Net of reinsurance

5.0% increase in mortality rates	3	(5)	(5)	2	(5)	(5)
5.0% decrease in mortality rates	(3)	5	5	(2)	5	5

0.1% increase in risk-free interest rates	30	7	7	27	10	7
0.1% decrease in risk-free interest rates	(31)	(7)	(7)	(27)	(10)	(7)

5.0% increase in conversion in income rates	(11)	-	-	(9)	-	-
5.0% decrease in conversion in income rates	11	-	-	9	-	-

5.0% increase in claims	-	(62)	(59)	-	(180)	(88)
5.0% decrease in claims	-	62	59	-	180	89

(1) Amounts net of tax effects.

h)	Risks of insurance and private pension

ITAÚ UNIBANCO HOLDING has specific committees to define the management of funds from the technical reserves for insurance and private pension, issue guidelines for managing these funds with the objective of achieving long-term return, and define evaluation models, risk limits and strategies on allocation of funds to defined financial assets. Such committees are comprised not only of executives and those directly responsible for the business management process, but also for an equal number of professionals that head up or coordinate the commercial and financial areas.

Large risks products are distributed by brokers. In the case of the extended warranty product, this is marketed by the retail company that sells the product to consumer. The DPVAT production results from the participation that the insurance companies of ITAÚ UNIBANCO HOLDING have in the Leading Insurance Company of the DPVAT consortium.

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There is no product concentration in relation to insurance premiums, reducing the concentration risk of products and distribution channels. For large risks products, the strategy of lower retention is adopted, in accordance with certain lines shown below:

	01/01 to 12/31/2014			01/01 to 12/31/2013			01/01 to 12/31/2012
	Insurance premiums	Retained premium	Retention (%)	Insurance premiums	Retained premium	Retention (%)	Insurance premiums	Retained premium	Retention (%)

Property and casualty
Extended warranty	1,202	1,202	100.00	1,293	1,293	100.00	1,368	1,368	100.00
Credit life	802	802	100.00	726	726	100.00	460	458	99.60
Mandatory personal injury caused by motor vehicle (DPVAT)	243	243	100.00	366	366	100.00	404	404	100.00

Individuals
Group life	1,414	1,386	98.20	1,392	1,367	98.20	1,299	1,258	96.80
Group accident insurance	796	794	99.80	698	696	99.70	642	642	100.00
Individual accident	186	184	98.90	155	152	98.10	104	102	98.10

Large risks
Specified and operational risks	501	108	21.60	606	119	19.60	479	118	24.60
Petroleum risks	284	32	11.30	471	63	13.40	282	45	16.00
Engineering	46	8	17.40	120	16	13.30	104	16	15.40

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i)	Insurance, pension plan and capitalization management structure

The products that make up the portfolios of ITAÚ UNIBANCO HOLDING’s insurance companies are related to the life insurance and elementary, pension plan and capitalization lines. Therefore, we understand that the major risks inherent in these products are as follows:

•	Subscription risk is the possibility of losses arising from operations of insurance, pension plan and capitalization that go against the organization’s expectations, directly or indirectly associated with the technical and actuarial bases adopted to calculate premiums, contributions and provisions.

•	Market risk is the possibility of incurring losses due to fluctuations in the market values of assets and liabilities comprising the actuarial technical reserves,

•	Credit risk is the possibility of a certain debtor failing to meet any obligations in connection with the settlement of operations involving the trade of financial assets or reinsurance;

•	Operational risk is the possibility of incurring losses arising from the failure, deficiency or inadequacy or internal processes, personnel and systems, or external events impacting the achievement of strategic, tactical or operational purposes of the insurance, pension plan and capitalization operations;

•	Liquidity risk in insurance operations is the possibility of the institution’s failure to timely meet its obligations with insured and pension plan beneficiaries in view of lack of liquidity of the assets comprising the actuarial technical reserves.

j)	Duties and responsibilities

In line with good national and international practices and to ensure that the risks arising from insurance, pension plan and capitalization products are properly identified, measured, assesses, reported and approved in proper bodies, o ITAÚ UNIBANCO HOLDING has a risk management structure which guidelines are established in an internal policy, approved by its Board of Directors, applicable to the companies and subsidiaries exposed to insurance, pension plan and capitalization risks in Brazil and abroad.

The process of managing insurance, pension plan and capitalization risks is based on responsibilities established and distributed between control and business areas, ensuring independence between them.

Also, as part of the risk management process, there is a structure of panels where, decisions may be escalated to superior committees, ensuring compliance with a number of internal and regulatory requirements, as well as balanced decisions regarding risks.

Management works together with the investment manager to ensure that assets backing long-term products, with guaranteed minimum returns, are managed according to the characteristics of liabilities aiming at actuarial balance and long-term solvency.

A detailed mapping of the liabilities of long-term products that result in payment flows of projected future benefits is performed annually. This mapping is prepared based on actuarial assumptions.

The investment manager, having this information, uses Asset Liability Management models to find the best asset portfolio composition that enables the outweighing of risks entailed in this type of product, considering its long-term economic and financial feasibility. The portfolio of backing assets is periodically rebalanced based on the fluctuations in market prices of assets, liquidity needs, and changes in characteristics of liabilities.

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k)	Market, credit and liquidity risk

Market risk

Market risk is analyzed, in relation to insurance operations, based on the following metrics and sensitivity and loss control measures: Value at Risk (VaR), Losses in Stress Scenarios (Stress Test), Sensitivity (DV01- Delta Variation Risk) and Concentration. For a detailed description of metrics, see Note 36 – Market risk. In the table, the sensitivity analysis (DV 01 –Delta Variation) is presented in relation to insurance operations that demonstrate the impact on the cash flows market value when submitted to a 1 annual basis point increase in the current interest rates or index rate and 1 percentage point in the share price and currency.

				(R$ million)
	12/31/2014		12/31/2013
Class	Account balance	DV01	Account balance	DV01

Government securities
NTN-C	4,299	(3.39)	4,114	(3.47)
NTN-B	1,950	(2.17)	1,719	(1.92)
NTN-F	-	-	7	-
LTN	0	(0.00)	-	-

Private securities
Indexed to IGPM	-	-	14	(0.00)
Indexed to IPCA	337	(0.22)	309	(0.22)
Indexed to PRE	64	(0.01)	14	(0.00)

Shares	2	0.02	39	0.39

Floating assets	8,177	-	7,301	-

Under agreements to resell	7,746	-	7,567	-

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Liquidity Risk

Liquidity risk is the risk that ITAÚ UNIBANCO HOLDING may have insufficient net funds available to honor its current obligations at a given moment. The liquidity risk is managed, for insurance operation, continuously based on the monitoring of payment flows related to its liabilities vis a vis the inflows generated by its operations and financial assets portfolio.

Financial assets are managed in order to optimize the risk-return ratio of investments, considering, on a careful basis, the characteristics of their liabilities. The risk integrated control considers the concentration limits by issuer and credit risk, sensitivities and market risk limits and control over asset liquidity risk. Thus, investments are concentrated in government and private securities with good credit quality in active and liquid markets, keeping a considerable amount invested in short-term assets, available on demand, to cover regular needs and any liquidity contingencies. Additionally, ITAÚ UNIBANCO HOLDING constantly monitors the solvency conditions of its insurance operations.

Liabilities	Assets	12/31/2014			12/31/2013
		Liabilities amounts (1)	Liabilities DU (2)	Assets DU (2)	Liabilities amounts (1)	Liabilities DU (2)	Assets DU (2)
Insurance operations	Backing asset
Unearned premiums	LFT, repurchase agreements, NTN-B, CDB, LF and debentures	4,014	15.77	12.05	5,272	17.96	2.40
IBNR, PDR e PSL	LFT, repurchase agreements, NTN-B, CDB, LF and debentures	1,435	15.76	14.90	4,616	17.15	7.18
Other provisions	LFT, repurchase agreements, NTN-B, CDB, LF and debentures	388	108.69	21.80	345	118.25	24.97
Subtotal	Subtotal	5,837			10,233
Pension plan, VGBL and individual life operations
Related expenses	LFT, repurchase agreements, NTN-B, CDB, LF and debentures	70	91.97	94.12	46	95.58	173.97
Unearned premiums	LFT, repurchase agreements, NTN-B, CDB and debentures	14	-	12.18	11	-	1.93
Unsettled claims	LFT, repurchase agreements, NTN-B, CDB and debentures	17	-	12.16	21	-	1.93
IBNR	LFT, repurchase agreements, NTN-B, CDB and debentures	20	12.07	12.18	13	9.83	1.92
Redemptions and Other Unsettled Amounts	LFT, repurchase agreements, NTN-B, CDB and debentures	188	-	12.16	158	-	1.94
Mathematical reserve for benefits granted	LFT, repurchase agreements, LTN, NTN-B, NTN-C, NTN-F, CDB, LF and debentures	1,254	92.02	94.41	1,152	95.66	174.76
Mathematical reserve for benefits to be granted – PGBL/ VGBL	LFT, repurchase agreements, LTN, LTN-B, NTN-C, NTN-F, CDB, LF and debentures (3)	97,141	169.57	14.79	82,279	133.15	10.94
Mathematical reserve for benefits to be granted – traditional	LFT, Repurchase Agreements, NTN-B, NTN-C, Debentures	3,926	187.72	86.61	3,825	175.92	83.53
Other provisions	LFT, repurchase agreements, NTN-B, NTN-C, CDB, LF and debentures	791	187.69	86.59	793	175.57	83.28
Financial surplus	LFT, repurchase agreements, NTN-B, NTN-C, CDB, LF and debentures	520	187.40	86.40	492	175.63	83.33
Subtotal	Subtotal	103,941			88,790
Total technical reserves	Total backing assets	109,778			99,023

(1) Gross amounts of Credit Rights, Escrow Deposits and Reinsurance.

(2) DU – Duration in months

(3) Excluding PGBL / VGBL reserves allocated in variable income.

Itaú Unibanco Holding S.A. – Complete Financial Statements in IFRS – December 31, 2014	132

Credit Risk

I - Reinsurers – Breakdown

The division of risks assigned to reinsurance companies and their rating according the Standard & Poor’s is presented below:

-	Insurance Operations: reinsurance premium operations are basically represented by: IRB Brasil Resseguros with 38.57% (38.55% at 12/31/2013), Lloyd's (A+) with 17.48% (16.92% at 12/31/2013), Munich Re do Brasil with 5.34% (6.15% at 12/31/2013), Mapfre Re, Cia de Resseguros, S.A. (A) with 4.21% (2.50% at 12/31/2014) and American Home Assurance Company (A) with 4,01% (8.64% at 12/31/2013).

-	Social Security Operations: social security operations related to reinsurance premiums are entirely represented by General Reinsurance AG with 50.00% (48.84% at 12/31/2013) and Munich Re do Brasil with 50.00% (51.16% at 12/31/2013). For insurance operations, transfers of reinsurance premiums are deployed between Munich Re do Brasil with 55.46% (49.60% at 12/31/2013) and IRB Brasil Resseguros with 44.54% (49.40% at 12/31/2013).

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II - Risk level of financial assets

The table below shows insurance financial assets, individually evaluated, classified by rating:

	12/31/2014
Internal rating (*)	Interbank deposits and securities purchased under agreements to resell	Held-for-trading financial assets	Financial assets designated at fair value through profit or loss	Derivatives assets	Available-for- sale financial assets	Held-to- maturity financial assets	Total
Lower risk	9,721	66,781	-	105	2,389	3,958	82,954
Satisfactory	-	3	-	-	-	-	3
Higher Risk	-	3	-	-	-	-	3
Total	9,721	66,787	-	105	2,389	3,958	82,960
%	11.72	80.51	-	0.13	2.88	4.77	100.00

(*) Internal risk level ratings, with due associated probability of default, are detailed in Note 36.

	12/31/2013
Internal rating (*)	Interbank deposits and securities purchased under agreements to resell	Held-for-trading financial assets	Financial assets designated at fair value through profit or loss	Derivatives assets	Available-for- sale financial assets	Held-to- maturity financial assets	Total
Lower risk	11,895	49,125	-	60	1,955	3,779	66,814
Satisfactory	-	10,885	-	64	49	-	10,998
Higher Risk	-	78	-	-	-	-	78
Total	11,895	60,088	-	124	2,004	3,779	77,890
%	15.20	77.10	-	0.20	2.60	4.90	100.00
(*) Internal risk level ratings, with due associated probability of default, are detailed in Note 36.

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l)	Reinsurance

Expenses and revenues from reinsurance premiums ceded are recognized in the period when they occur, according to the accrual basis, with no offset of assets and liabilities related to reinsurance except in the event there is a contractual provision for the offset of accounts between the parties. Analyses of reinsurance required are made to meet the current needs of ITAÚ UNIBANCO HOLDING, maintaining the necessary flexibility to comply with changes in management strategy in response to the various scenarios to which it may exposed.

Reinsurance assets

Reinsurance assets represent the estimated amounts recoverable from reinsurers in connection with losses incurred. Such assets are evaluated based on risk assignment contracts, and for cases of losses effectively paid, they are reassessed after 365 days as to the possibility of impairment; in case of doubts, such assets are reduced by recognizing an allowance for losses on reinsurance.

Reinsurance transferred

ITAÚ UNIBANCO HOLDING transfers, in the normal course of its businesses, reinsurance premiums to cover losses on underwriting risks to its policyholders and is in compliance with the operational limits established by the regulating authority. In addition to proportional contracts, non-proportional contracts are also entered into in order to transfer a portion of the responsibility to the reinsurance company for losses that exceed a certain level of losses in the portfolio. Non-proportional reinsurance premiums are included in Other assets - prepaid expenses and amortized to Other operating expenses over the effectiveness period of the contract on a daily accrual basis.

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I- Changes in balances of transactions with reinsurance companies

	Credits		Debits
	12/31/2014	12/31/2013	12/31/2014	12/31/2013
Opening balance	297	234	631	384
Issued contracts	-	-	983	1,448
Recoverable claims	(16)	86	1	-
Prepayments / payments to reinsurer	-	(30)	(1,006)	(1,184)
Monetary adjustment and interest of claims	-	-	-	(17)
Other increase / reversal	(19)	7	1	-
Closing balance	262	297	610	631

II – Balances of technical reserves with reinsurance assets

	12/31/2014	12/31/2013
Reinsurance claims	2,456	2,729
Reinsurance premiums	949	979
Reinsurance commission	(37)	(47)
Closing balance	3,368	3,661

III – Changes in balances of technical reserves for reinsurance claims

	12/31/2014	12/31/2013
Opening balance	2,729	2,098
Reported claims	340	1,112
Paid claims	(737)	(503)
Other increase / reversal	30	-
Monetary adjustment and interest of claims	94	22
Closing balance (*)	2,456	2,729

 (*) Includes Reserve for unsettled claims, IBNER (Reserve for claims not sufficiently warned), IBNR (Reserve for claims incurred but not reported), not covered by the table of loss development net of reinsurance Note 30 eII.

IV – Changes in balances of technical reserves for reinsurance premiums

	12/31/2014	12/31/2013
Opening balance	979	700
Receipts	889	1,353
Payments	(919)	(1,074)
Closing balance	949	979

V – Changes in balances of technical reserves for reinsurance commission

	12/31/2014	12/31/2013
Opening balance	(47)	(45)
Receipts	44	67
Payments	(34)	(69)
Closing balance	(37)	(47)

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m)	Regulatory authorities

Insurance and private pension operations are regulated by the National Council of Private Insurance (CNSP) and the Superintendence of Private Insurance (SUSEP). These authorities are responsible for regulating the market, and consequently for assisting in the mitigation of risks inherent in the business.

The CNSP is the regulatory authority of insurance activities in Brazil, created by Decree-Law N° 73, of November 21, 1966. The main attribution of CNSP, at the time of its creation, was to set out the guidelines and rules of government policy on private insurance segments, and with the enactment of Law N° 6,435, of July 15, 1977, its attributions included private pension of public companies.

The Superintendence of Private Insurance (SUSEP) is the authority responsible for controlling and overseeing the insurance, private pension, and reinsurance markets. An agency of the Ministry of Finance, it was created by the Decree-Law N° 73, of November 21, 1966, which also created the National System of Private Insurance, comprising the National Council of Private Insurance (CNSP), IRB Brasil Resseguros S.A. – IRB Brasil Re, the companies authorized to have private pension plans and the open-ended private pension companies.

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Note 31 – Fair value of financial instruments

In cases where market prices are not available, fair values are based on estimates using discounted cash flows or other valuation techniques. These techniques are significantly affected by the assumptions adopted, including the discount rate and estimate of future cash flows. The estimated fair value achieved through these techniques cannot be substantiated by comparison with independent markets and, in many cases, it cannot be realized in the immediate settlement of the instrument.

The following table summarizes the carrying and estimated fair values for financial instruments:

	12/31/2014		12/31/2013
	Carrying value	Estimated fair value	Carrying value	Estimated fair value
Financial assets
Cash and deposits on demand and Central Bank compulsory deposits	80,633	80,633	93,586	93,586
Interbank deposits	23,081	23,081	25,660	25,663
Securities purchased under agreements to resell	208,918	208,918	138,455	138,455
Financial assets held for trading (*)	132,944	132,944	148,860	148,860
Financial assets designated at fair value through profit or loss (*)	733	733	371	371
Derivatives (*)	14,156	14,156	11,366	11,366
Available-for-sale financial assets (*)	78,360	78,360	96,626	96,626
Held-to-maturity financial assets	34,434	34,653	10,116	10,480
Loan operations and lease operations	430,039	432,544	389,467	390,889
Other financial assets	53,649	53,649	47,592	47,592
Financial liabilities
Deposits	294,773	294,924	274,383	274,317
Securities sold under repurchase agreements	288,683	288,683	266,682	266,682
Financial liabilities held for trading (*)	520	520	371	371
Derivatives (*)	17,350	17,350	11,405	11,405
Interbank market debt	122,586	122,016	111,376	111,059
Institutional market debt	73,242	72,391	72,055	72,496
Liabilities for capitalization plans	3,010	3,010	3,032	3,032
Other financial liabilities	71,492	71,492	61,274	61,274

(*) These assets and liabilities are recorded in the balance sheet at their fair value.

Financial instruments not included in the Balance Sheet (Note 36) are represented by Standby letters of credit and guarantees provided, which amount to R$ 73,759 (R$ 71,162 at 12/31/2013) with an estimated fair value of R$ 1,140 (R$ 802 at 12/31/2013).

The methods and assumptions adopted to estimate the fair value are defined below:

a)	Cash and deposits on demand, Central Bank compulsory deposits, Securities purchased under agreements to resell, Securities sold under repurchase agreements and liabilities for capitalization plans – The carrying amounts for these instruments approximate their fair values.

b)	Interbank deposits, deposits, Interbank market debt and Institutional market debt – ITAÚ UNIBANCO HOLDING estimates the fair values by discounting the estimated cash flows and adopting the market interest rates.

c)	Financial assets held for trading, including Derivatives (assets and liabilities), Financial assets designated at fair value through profit or loss, Available-for-sale financial assets, Held-to-maturity financial assets and Financial liabilities held for trading – Under normal conditions, market prices are the best indicators of the fair values of financial instruments. However, not all instruments have liquidity or quoted market prices and, in such cases, the adoption of present value estimates and other pricing techniques are required. In the absence of quoted prices from National Association of Financial Market Institutions (ANBIMA), the fair values of bonds are calculated based on the interest rates provided by others on the market (brokers). The fair values of corporate debt securities are computed by adopting criteria similar to those applied to interbank deposits, as described above. The fair values of shares are computed based on their prices quoted in the market. The fair values of derivative financial instruments were determined as follows:

•	Swaps: The cash flows are discounted to present value based on yield curves that reflect the appropriate risk factors. These yield curves may be drawn mainly based on the exchange price of derivatives at BM&FBOVESPA, of Brazilian government securities in the secondary market or derivatives and securities traded abroad. These yield curves may be used to obtain the fair value of currency swaps, interest rate swaps and swaps based on other risk factors (commodities, stock exchange indices, etc.).

•	Futures and forwards: Quotations on exchanges or criteria identical to those applied to swaps.

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•	Options: The fair values are determined based on mathematical models (such as Black&Scholes) that are fed with implicit volatility data, interest rate yield curve and fair value of the underlying asset. Current market prices of options are used to compute the implicit volatilities. All these data are obtained from different sources (usually Bloomberg).

•	Credit Risk: Inversely related to the probability of default (PD) in a financial instrument subject to credit risk. The process of adjusting the market price of these spreads is based on the differences between the yield curves with no risk and the yield curves adjusted for credit risk.

d)	Loan operations and lease operations – The fair value is estimated based on groups of loans with similar financial and risk characteristics, using valuation models. The fair value of fixed-rate loans was determined by discounting estimated cash flows, applying interest rates close to ITAÚ UNIBANCO HOLDING current rates for similar loans. For the majority of loans at floating rate, the carrying amount was considered close to their fair value. The fair value of loan and lease operations not overdue was calculated by discounting the expected payments of principal and interest through maturity, at the aforementioned rates. The fair value of overdue loan and lease transactions was based on the discount of estimated cash flows, using a rate proportional to the risk associated with the estimated cash flows, or on the underlying collateral. The assumptions related to cash flows and discount rates are determined using information available in the market and the borrower’s specific information of the debtor.

e)	Other financial assets / liabilities – primarily composed of receivables from credit card issuers, deposits in guarantee for contingent liabilities and trading and intermediation of securities. The carrying amounts for these assets/liabilities substantially approximate their fair values, since they principally represent amounts to be received in the short term from credit card holders and to be paid to credit card acquirers, judicially required deposits (indexed to market rates) made by ITAÚ UNIBANCO HOLDING as guarantees for lawsuits or very short-term receivables (generally with a maturity of approximately 5 (five) business days). All of these items represent assets / liabilities without significant associated market, credit and liquidity risks.

In accordance with IFRS, ITAÚ UNIBANCO HOLDING classifies fair value measurements in a fair value hierarchy that reflects the significance of inputs adopted in the measurement process.

Level 1: Observable inputs that reflect quoted prices (unadjusted) for identical assets or liabilities in active markets. An active market is a market in which transactions for the asset or liability being measured occur often enough and with sufficient volume to provide pricing information on an ongoing basis.

Level 2: Inputs other than quoted prices included in Level 1 that are observable for the asset or liability either directly or indirectly. Level 2 generally includes: (i) quoted prices for similar assets or liabilities in active markets; (ii) quoted prices for identical or similar assets or liabilities in markets that are not active, that is, markets in which there are few transactions for the asset or liability, the prices are not current, or quoted prices vary substantially either over time or among market makers, or in which little information is released publicly; (iii) inputs other than quoted prices that are observable for the asset or liability (for example, interest rates and yield curves observable at commonly quoted intervals, volatilities, etc.); (iv) inputs that are mainly derived from or corroborated by observable market data through correlation or by other means.

Level 3: Inputs are unobservable for the asset or liability. Unobservable information shall be used to measure fair value to the extent that observable information is not available, thus allowing for situations in which there is little, if any, market activity for the asset or liability at the measurement date.

Financial assets for trading, Available for sale, and Designated at fair value through profit or loss:

Level 1: Highly-liquid securities with prices available in an active market are classified in Level 1 of the fair value hierarchy. This classification level includes most of the Brazilian Government Securities (mainly LTN, LFT, NTN-B, NTN-C and NTN-F), securities of foreign governments, shares and debentures traded on stock exchanges and other securities traded in an active market.

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Level 2: When the pricing information is not available for a specific security, the assessment is usually based on prices quoted in the market for similar instruments, pricing information obtained for pricing services, such as Bloomberg, Reuters and brokers (only when the prices represent actual transactions) or discounted cash flows, which use information for assets actively traded in an active market. These securities are classified into Level 2 of the fair value hierarchy and are comprised of certain Brazilian government securities, debentures and some government securities quoted in a less-liquid market in relation to those classified into Level 1, and some share prices in investment funds. ITAÚ UNIBANCO HOLDING does not hold positions in alternative investment funds or private equity funds.

Level 3: When no pricing information in an active market, ITAÚ UNIBANCO HOLDING uses internally developed models, from curves generated according to the proprietary model. The Level 3 classification includes some Brazilian government and private securities (mainly NTN-I, NTN-A1, NTN-A3, CRI, TDA and CCI falling due after 2025, CVS and promissory notes) and securities that are not usually traded in an active market.

Derivatives:

Level 1: Derivatives traded on stock exchanges are classified in Level 1 of the hierarchy.

Level 2: For derivatives not traded on stock exchanges, ITAÚ UNIBANCO HOLDING estimates the fair value by adopting a variety of techniques, such as Black&Scholes, Garman & Kohlhagen, Monte Carlo or even the discounted cash flow models usually adopted in the financial market. Derivatives included in Level 2 are credit default swaps, cross currency swaps, interest rate swaps, plain vanilla options, certain forwards and generally all swaps. All models adopted by ITAÚ UNIBANCO HOLDING are widely accepted in the financial services industry and reflect all derivative contractual terms. Considering that many of these models do not require a high level of subjectivity, since the methodologies adopted in the models do not require major decisions and information for the model are readily observed in the actively quotation markets, these products were classified in Level 2 of the measurement hierarchy.

Level 3: The derivatives with fair values based on non-observable information in an active market were classified into Level 3 of the fair value hierarchy, and are comprised of non-standard options, certain swaps indexed to non-observable information, and swaps with other products, such as swap with option and USD Check, credit derivatives and futures of certain commodities. These operations have their pricing derived from a range of volatility using the basis of historical volatility.

All aforementioned valuation methodologies may result in a fair value that may not be indicative of the net realizable value or future fair values. However, ITAÚ UNIBANCO HOLDING believes that all methodologies used are appropriate and consistent with the other market participants. However, the adoption of other methodologies or assumptions different than those used to estimate fair value may result in different fair value estimates at the balance sheet date.

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Distribution by level

The following table presents the breakdown of risk levels at 12/31/2014 and 12/31/2013 for financial assets held for trading and available-for-sale financial assets.

	12/31/2014				12/31/2013
	Level 1	Level 2	Level 3	Total	Level 1	Level 2	Level 3	Total
Financial assets held for trading	91,024	41,130	790	132,944	117,204	31,629	27	148,860
Investment funds	6	864	-	870	8	1,054	-	1,062
Brazilian government securities	84,265	2,128	-	86,393	109,037	2,098	-	111,135
Brazilian external debt bonds	1,914	-	-	1,914	1,904	-	-	1,904
Government securities – other countries	1,151	389	-	1,540	406	273	-	679
Argentina	628	-	-	628	99	-	-	99
Belgium	-	-	-	-	107	-	-	107
Chile	-	132	-	132	-	6	-	6
Colombia	-	88	-	88	-	226	-	226
United States	448	-	-	448	18	-	-	18
Mexico	3	-	-	3	182	-	-	182
Paraguay	-	128	-	128	-	-	-	-
Uruguay	-	41	-	41	-	41	-	41
Other	72	-	-	72	-	-	-	-
Corporate securities	3,688	37,749	790	42,227	5,849	28,204	27	34,080
Shares	2,351	-	-	2,351	2,896	-	-	2,896
Bank deposit certificates	12	3,269	-	3,281	-	3,006	-	3,006
Securitized real estate loans	-	-	1	1	-	12	-	12
Debentures	1,313	2,720	210	4,243	2,953	2,144	-	5,097
Eurobonds and others	10	1,049	2	1,061	-	1,278	-	1,278
Financial credit bills	-	30,711	-	30,711	-	21,566	-	21,566
Promissory notes	-	-	577	577	-	-	27	27
Available-for-sale financial assets	30,787	42,169	5,404	78,360	43,413	46,724	6,489	96,626
Investment funds	3	138	-	141	-	211	-	211
Brazilian government securities	13,570	572	249	14,391	27,197	484	258	27,939
Brazilian external debt bonds	11,234	-	-	11,234	11,709	-	-	11,709
Government securities – other countries	1,153	7,453	13	8,619	1,467	7,157	34	8,658
Belgium	57	-	-	57	51	-	-	51
Chile	-	1,106	13	1,119	-	1,013	34	1,047
Korea	-	1,782	-	1,782	-	2,455	-	2,455
Denmark	-	2,699	-	2,699	-	2,631	-	2,631
Spain	-	783	-	783	-	-	-	-
United States	726	-	-	726	1,101	-	-	1,101
France	133		-	133	88	-	-	88
Netherlands	151	-	-	151	126	-	-	126
Italy	70	-	-	70	94	-	-	94
Paraguay	9	840	-	849	-	638	-	638
Uruguay	-	243	-	243	-	420	-	420
Other	7	-	-	7	7	-	-	7
Corporate securities	4,827	34,006	5,142	43,975	3,040	38,872	6,197	48,109
Shares	1,998	1	-	1,999	1,986	39	-	2,025
Rural Product Note		1,357	51	1,408	-	625	-	625
Bank deposit certificates	-	1,223	58	1,281	-	2,148	33	2,181
Securitized real estate loans	-	-	2,522	2,522	-	7,441	4,834	12,275
Debentures	2,732	16,807	706	20,245	1,042	14,465	-	15,507
Eurobonds and others	97	6,557	53	6,707	12	4,810	74	4,896
Financial credit bills	-	7,735	270	8,005	-	8,804	-	8,804
Promissory notes	-	-	1,397	1,397	-	-	1,227	1,227
Other	-	326	85	411	-	540	29	569
Financial assets designated at fair value through profit or loss	733	-	-	733	-	371	-	371
Brazilian government securities	626	-	-	626	-	371	-	371
Government securities – other countries	107	-	-	107	-	-	-	-
Financial liabilities held for trading	-	448	72	520	-	371	-	371
Structured notes		448	72	520	-	371	-	371

The following table presents the breakdown of risk levels at 12/31/2014 and 12/31/2013 for our derivative assets and liabilities.

	12/31/2014				12/31/2013
	Level 1	Level 2	Level 3	Total	Level 1	Level 2	Level 3	Total
Derivatives - assets	(218)	14,253	121	14,156	-	11,242	124	11,366
Swap – differential receivable	-	4,783	33	4,816	-	4,442	-	4,442
Options	-	2,856	16	2,872	-	1,704	13	1,717
Forwards	-	2,394	-	2,394	-	3,315	-	3,315
Credit derivatives	-	122	-	122	-	686	-	686
Forwards	-	2,106	-	2,106	-	555	-	555
Check of swap	-	93	-	93	-	88	-	88
Other derivatives	(218)	1,899	72	1,753	-	452	111	563
Derivatives - liabilities	(310)	(16,996)	(44)	(17,350)	(33)	(11,367)	(5)	(11,405)
Futures	(354)	-	-	(354)	(33)	-	-	(33)
Swap – differential payable	-	(9,496)	(38)	(9,534)	-	(6,111)	-	(6,111)
Options	-	(3,051)	(6)	(3,057)	-	(1,916)	(5)	(1,921)
Forwards	-	(682)	-	(682)	-	(1,862)	-	(1,862)
Credit derivatives	-	(179)	-	(179)	-	(391)	-	(391)
Forwards	-	(1,693)	-	(1,693)	-	(560)	-	(560)
Swap with USD check	-	(229)	-	(229)	-	(145)	-	(145)
Other derivatives	44	(1,666)	-	(1,622)	-	(382)	-	(382)

There were no significant transfers between Level 1 and Level 2 during the periods ended 12/31/2014 and 12/31/2013.

Itaú Unibanco Holding S.A. – Complete Financial Statements in IFRS – December 31, 2014	141

Measurement of fair value Level 2 based on pricing services and brokers

When pricing information is not available for securities classified as Level 2, pricing services, such as Bloomberg or brokers, are used to value such instruments.

In all cases, to assure that the fair value of these instruments is properly classified as Level 2, internal analysis of the information received are conducted, so as to understand the nature of the input used in the establishment of such values by the service provider.

Prices provided by pricing services that meet the following requirements are considered Level 2: input is immediately available, regularly distributed, provided by sources actively involved in significant markets and it is not proprietary.

Of the total of R$ 89,919 million in financial instruments classified as Level 2, at December 31, 2014, pricing service or brokers were used to evaluate securities at the fair value of R$ 22,228 million, substantially represented by:

•	Debentures: When available, we use price information for transactions recorded in the Brazilian Debenture System (SND), an electronic platform operated by CETIP, which provides multiple services for transactions involving debentures in the secondary market. Alternatively, prices of debentures provided by ANBIMA are used. Its methodology includes obtaining, on a daily basis, illustration and non-binding prices from a group of market players deemed to be significant. Such information is subject to statistical filters established in the methodology, with the purpose of eliminating outliers.

•	Global and corporate securities: The pricing process for these securities consists in capturing from 2 to 8 quotes from Bloomberg, depending on the asset. The methodology consists in comparing the highest purchase prices and the lowest sale prices of trades provided by Bloomberg for the last day of the month. Such prices are compared with information from purchase orders that the Institutional Treasury of ITAÚ UNIBANCO HOLDING provides for Bloomberg. Should the difference between them be lower than 0.5%, the average price of Bloomberg is used. Should it be higher than 0.5% or if the Institutional Treasury does not provide information on this specific security, the average price gathered directly from other banks is used. The price of the Institutional Treasury is used as a reference only and never in the computation of the final price.

Level 3 recurring fair value measurements

The departments in charge of defining and applying the pricing models are segregated from the business areas. The models are documented, submitted to validation by an independent area and approved by a specific committee. The daily process of price capture, calculation and disclosure are periodically checked according to formally defined testing and criteria and the information is stored in a single and corporate history data base.

The most recurring cases of assets classified as Level 3 are justified by the discount factors used. Factors such as the fixed interest curve in reais and the TR coupon curve – and, as a result, its related factors – have inputs with terms shorter than the maturities of these fixed-income assets. For swaps, the analysis is carried out by index for both parties. There are some cases in which the inputs periods are shorter than the maturity of the derivative.

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Level 3 recurring fair value changes

The tables below show the changes in balance sheet for financial instruments classified by ITAÚ UNIBANCO HOLDING in Level 3 of the fair value hierarchy. Derivative financial instruments classified in Level 3 mainly correspond to other derivatives – credit default swaps linked to shares.

	Fair value at 12/31/2013	Total gains or losses (realized / unrealized)	Purchases	Settlements	Transfers in and / or out of Level 3	Fair value at 12/31/2014	Total gains (losses) related to assets and liabilities still held at reporting date
Financial assets held for trading	27	695	230	(372)	-	790	-
Corporate securities - promissory notes	27	695	230	(372)	-	790	-
Securitized real estate loans	-	10	-	(9)	-	1	-
Debentures	-	29	705	(524)		210	-
Promissory notes	27	562	230	(242)	-	577	-
Eurobonds and others	-	123		(121)	-	2	-
Available-for-sale financial assets	6,489	1,581	6,303	(9,020)	-	5,404	(5)
Brazilian government securities	258	(272)	267	(4)	-	249	-
Government securities – abroad - Chile	34	(17)	40	(44)	-	13	-
Corporate securities	6,197	1,870	5,996	(8,972)	-	5,142	(5)
Rural Product Note	-	-	51	-		51
Bank deposit certificates	33	12	97	(84)	-	58	-
Securitized real estate loans	4,834	1,538	14	(3,864)	-	2,522	(8)
Debentures	-	313	706	(313)	-	706
Eurobonds and others	74	23	-	(44)	-	53	3
Financial credit bills	-	4	266	-		270
Promissory notes	1,227	(22)	4,858	(4,666)	-	1,397	-
Other	29	2	55	(1)	-	85	-

	Fair value at 12/31/2013	Total gains or losses (realized / unrealized)	Purchases	Settlements	Transfers in and/or out of Level 3	Fair value at 12/31/2014	Total gains (losses) related to assets and liabilities still held at reporting date
Derivatives - assets	124	73	92	(172)	4	121	-
Swap – differential receivable	-	37	2	(10)	4	33	-
Options	13	24	18	(39)		16	-
Other derivatives	111	12	72	(123)	-	72	-
Derivatives - liabilities	(5)	2	(10)	(18)	(13)	(44)	-
Swap – differential payable	-	(23)	1	(3)	(13)	(38)	-
Options	(5)	25	(11)	(15)	-	(6)	-

	Fair value at 12/31/2012	Total gains or losses (realized / unrealized)	Purchases	Settlements	Transfers in and/or out of Level 3	Fair value at 12/31/2013	Total gains (losses) related to assets and liabilities still held at reporting date
Financial assets held for trading	20	-	57	(50)	-	27	-
Corporate securities - Promissory notes	20	-	57	(50)	-	27	-
Available-for-sale financial assets	2,489	(867)	8,082	(3,215)	-	6,489	(140)
Brazilian government securities	306	(140)	92	-	-	258	(10)
Government securities – abroad - Chile	-	(5)	80	(41)	-	34	-
Corporate securities	2,183	(722)	7,910	(3,174)	-	6,197	(130)
Bank deposit certificates	-	-	55	(22)	-	33	-
Securitized real estate loans	1,368	(767)	4,714	(481)	-	4,834	(123)
Eurobonds and others	5	32	83	(46)	-	74	2
Promissory notes	777	17	3,058	(2,625)	-	1,227	(4)
Other	33	(4)	-	-	-	29	(5)

	Fair value at 12/31/2012	Total gains or losses (realized / unrealized)	Purchases	Settlements	Transfers in and/or out of Level 3	Fair value at 12/31/2013	Total gains (losses) related to assets and liabilities still held at reporting date
Derivativos - Ativo	313	38	55	(256)	(26)	124	-
Swaps - Diferencial a Receber	25	-	4	(3)	(26)	-	-
Opções	147	4	44	(182)	-	13	1
Termo	2	-	-	(2)	-	-	-
Outros Derivativos	139	34	7	(69)	-	111	(1)
Derivativos - Passivo	(169)	1	(14)	162	15	(5)	2
Swaps - Diferencial a Pagar	(15)	-	-	-	15	-	-
Opções	(149)	1	(13)	156	-	(5)	2
Termo	(2)	-	-	2	-	-	-
Forwards	(3)	-	(1)	4	-	-	-

Available-for-sale financial assets: in 2014 ITAÚ UNIBANCO HOLDING transferred R$ 1,123 securitized real estate loans of Level 3, based on reclassification to category Held-to maturity financial assets.

Derivatives: in 2014 ITAÚ UNIBANCO HOLDING transferred R$ (9) in swaps out of Level 3 to Level 2, due to the availability of inputs verified for these derivatives.

Itaú Unibanco Holding S.A. – Complete Financial Statements in IFRS – December 31, 2014	143

Sensitivity analyses operations of Level 3

The fair value of financial instruments classified in Level 3 (in which prices negotiated are not easily noticeable in active markets) is measured through assessment techniques based on correlations and associated products traded in active markets.

Significant unverifiable inputs used for measurement of the fair value of instruments classified in Level 3 are: interest rates, underlying asset prices and volatility. Significant increases (decreases) in any of these inputs separately may give rise to significant decreases (increases) in the fair value.

The table below shows the sensitivity of these fair values in scenarios of changes of interest rates, asset prices, or in scenarios mixing shocks in prices with shocks in volatility for non-linear assets:

Sensitivity – Level 3 Operations		12/31/2014
		Impact
Risk factor groups	Scenarios	Result	Stockholders' equity
Interest rates	I	(0.0)	(3.5)
	II	(0.4)	(86.9)
	III	(0.9)	(170.9)
Currency, commodities, and ratios	I	-	-
	II	-	-
Nonlinear	I	(9.6)	-
	II	(15.6)	-

The following scenarios are used to measure the sensitivity:

Interest rate

Shocks at 1, 25 and 50 basis points (scenarios I, II and III respectively) in the interest curves, both for increase and decrease, considering the largest losses resulting in each scenario.

Currencies, commodities and ratios

Shocks at 5 and 10 basis points (scenarios I and II respectively) in prices of currencies, commodities and ratios, both for increase and decrease, considering the largest losses resulting in each scenario.

Non linear

Scenario I: Combined shocks at 5 percentage points in prices and 25 percentage points in volatility, both for increase and decrease, considering the largest losses resulting in each scenario.

Scenario II: Combined shocks at 10 percentage points in prices and 25 percentage points in volatility, both for increase and decrease, considering the largest losses resulting in each scenario.

Itaú Unibanco Holding S.A. – Complete Financial Statements in IFRS – December 31, 2014	144

Note 32 – Provisions, contingencies and other commitments

Provision	12/31/2014	12/31/2013
Civil	4,643	4,473
Labor	5,598	5,192
Tax and social security	6,627	8,974
Other	159	223
Total	17,027	18,862
Current	3,268	4,295
Non-current	13,759	14,567

In the ordinary course of its businesses, ITAÚ UNIBANCO HOLDING is subject to contingencies that may be classified as follows:

a) Contingent assets: there are no contingent assets recorded.

b) Provisions and contingencies: the criteria to quantify contingencies are appropriate to the specific characteristics of civil, labor and tax litigation, as well as other risks.

-	Civil lawsuits

Collective lawsuits (related to claims of a similar nature and with individual amounts not considered significant): contingencies are determined on a monthly basis and the expected amount of losses is accrued according to statistical references that take into account the type of lawsuit and the characteristics of the court (Small Claims Court or Regular Court).

Individual lawsuits (related to claims with unusual characteristics or involving significant amounts): determined periodically, based on the amount claimed and the likelihood of loss, which, in turn, is estimated according to the factual and legal characteristics related to such lawsuit. The amounts considered as probable losses are recorded as provisions.

Contingencies generally arise from revision of contracts and compensation for damages and pain and suffering; most of these lawsuits are filed in the Small Claims Court are therefore limited to 40 minimum monthly wages. ITAÚ UNIBANCO HOLDING is also party to specific lawsuits over alleged understated inflation adjustments to savings accounts in connection with economic plans implemented by the Brazilian government.

The case law at the Federal Supreme Court (STF) is favorable to banks in relation to economic phenomena similar to savings, as in the case of adjustment to time deposits and contracts in general. Additionally, the Superior Court of Justice (STJ) has decided that the term for filing public civil actions over understated inflation is five years. In view of such decision, some of the lawsuits may be dismissed because they were filed after the five-year period.

No amount is recorded as provision in relation to civil lawsuits which represent possible losses and which have a total estimated risk of R$ 1,800 (R$ 2,095 at 12/31/2013), these refer to claims for compensation or collection, the individual amounts of which are not significant and in this total there are no values resulting from interests in joint ventures.

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-	Labor claims:

Collective lawsuits (related to claims of a similar nature and with individual amounts not considered significant): the expected amount of loss is determined and accrued monthly based on the statistical share pricing model plus the average cost of legal fees and is reassessed taking into account court rulings. These are adjusted for the amounts deposited as guarantee for their execution when realized.

Individual lawsuits (related to claims with unusual characteristics or involving significant amounts): determined periodically, based on the amount claimed and the likelihood of loss, which, in turn, is estimated according to the factual and legal characteristics related to such lawsuit. The amounts considered as probable losses are recorded as provisions.

Contingencies are related to lawsuits in which alleged labor rights based on labor legislation, such as overtime, salary equalization, reinstatement, transfer allowance, pension plan supplement and other, are claimed.

No amount is recorded as provision in relation to labor claims which likelihood of loss is considered possible, and which total estimated risk is R$ 416.

-	Other risks

These are quantified and recorded as provisions mainly based on the evaluation of agribusiness credit transactions with joint obligation and FCVS (Salary Variations Compensation Fund) credits transferred to Banco Nacional.

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The table below shows the changes in the balances of provisions for civil, labor and other provision and the respective escrow deposits:

	01/01 to 12/31/2014
	Civil	Labor	Other	Total
Opening balance	4,473	5,192	223	9,888
Effect of change in consolidation criteria (Note 2.4a I)				-
Balance arising from the aquisition of companies (Note 2c)				-
(-) Contingencies guaranteed by indemnity clause (Note 2.4.t)	(134)	(811)	-	(945)
Subtotal	4,339	4,381	223	8,943
Interest (Note 26)	184	320	-	504
Changes in the period reflected in results (Note 26)	1,524	1,123	(64)	2,583
Increase (*)	2,100	1,459	23	3,582
Reversal	(576)	(336)	(87)	(999)
Payment	(1,536)	(1,255)	-	(2,791)
Subtotal	4,511	4,569	159	9,239
(+) Contingencies guaranteed by indemnity clause (Note 2.4.t)	132	1,029	-	1,161
Closing balance	4,643	5,598	159	10,400
Escrow deposits at 12/31/2014 (Note 20a)	2,073	2,567	-	4,640

(*) Civil provisions include the provision for economic plans amounting to R$ 210.

	01/01 to 12/31/2013
	Civil	Labor	Other	Total
Opening balance	3,732	4,852	192	8,776
Effect of change in consolidation criteria (Note 2.4a I)	13	14	-	27
Balance arising from the aquisition of companies (Note 2c)	192	99	-	291
(-) Contingencies guaranteed by indemnity clause (Note 2.4.t)	(118)	(948)	-	(1,066)
Subtotal	3,819	4,017	192	8,028
Interest (Note 26)	163	236	-	399
Changes in the period reflected in results (Note 26)	2,111	1,398	31	3,540
Increase (*)	2,778	1,591	34	4,403
Reversal	(667)	(193)	(3)	(863)
Payment	(1,754)	(1,270)	-	(3,024)
Subtotal	4,339	4,381	223	8,943
(+) Contingencies guaranteed by indemnity clause (Note 2.4.t)	134	811	-	945
Closing balance	4,473	5,192	223	9,888
Escrow deposits at 12/31/2013 (Note 20a)	2,169	2,451	-	4,620

(*) Civil provisions include the provision for economic plans amounting to R$ 247.

	01/01 to 12/31/2012
	Civil	Labor	Other	Total
Opening balance	3,166	4,014	165	7,345
(-) Contingencies guaranteed by indemnity clause (Note 2.4.t)	(137)	(930)	-	(1,067)
Subtotal	3,029	3,084	165	6,278
Interest (Note 26)	146	126	-	272
Changes in the period reflected in results (Note 26)	2,183	1,610	27	3,820
Increase (*)	3,161	1,672	34	4,867
Reversal	(978)	(62)	(7)	(1,047)
Payment	(1,744)	(916)	-	(2,660)
Subtotal	3,614	3,904	192	7,710
(+) Contingencies guaranteed by indemnity clause (Note 2.4.t)	118	948	-	1,066
Closing balance	3,732	4,852	192	8,776
Escrow deposits at 12/31/2012	2,048	2,471	-	4,519

(*) Civil provisions include the provision for economic plans amounting to R$ 526.

-	Tax and social security lawsuits

Contingencies are equivalent to the principal amount of taxes involved in administrative or judicial disputes, subject to tax assessment notices, plus interest and, when applicable, fines and charges. The amount is recorded as a provision when it involves a legal liability, regardless of the likelihood of loss, that is, a favorable outcome is dependent upon the recognition of the unconstitutionality of the applicable law in force. In other cases, a provision is set up whenever the loss is considered probable.

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The table below shows the changes in the balances of provisions and respective escrow deposits for tax and social security lawsuits:

Provision	01/01 to 12/31/2014	01/01 to 12/31/2013	01/01 to 12/31/2012
Opening balance	8,974	10,433	8,645
Effect of change in consolidation criteria (Note 2.4a I)	-	32	-
(-) Contingencies guaranteed by indemnity clause	(57)	(61)	(58)
Subtotal	8,917	10,404	8,587
Interest (1)	515	402	906
Changes in the period reflected in results	797	993	973
Increase (1)	1,156	1,231	1,215
Reversal (1)	(359)	(238)	(242)
Payment	(3,663)	(2,882)	(94)
Subtotal	6,566	8,917	10,372
(+) Contingencies guaranteed by indemnity clause	61	57	61
Closing balance (2)	6,627	8,974	10,433

(1) The amounts are included in the headings Tax Expenses, General and Administrative Expenses and Current Income Tax and Social Contribution.

(2) Includes amounts arising from investments in joint ventures of R$ 24.

Escrow deposits	01/01 to 12/31/2014	01/01 to 12/31/2013
Opening balance	5,658	4,557
Effect of change in consolidation criteria (Note 2.4a I)	-	167
Appropriation of interest	377	265
Changes in the period	(1,299)	668
Deposits made	193	1,406
Withdrawals	(5)	(21)
Deposits released	(1,487)	(717)
Closing balance (Note 20a)	4,736	5,657
Reclassification of assets pledged as collateral for contingencies (Note 32d)	-	1
Closing balance after reclassification	4,736	5,658

Itaú Unibanco Holding S.A. – Complete Financial Statements in IFRS – December 31, 2014	148

The main discussions related to “Provisions” for tax are described as follows:

•	CSLL – Isonomy – R$ 1,001: as the law increased the CSLL rate for financial and insurance companies to 15%, we argue that there is no constitutional support for this measure and, due to the principle of isonomy, we believe we should only pay the regular rate of 9.00%. The corresponding escrow deposit balance totals R$ 984;

•	PIS and COFINS – Calculation basis – R$ 572: we are claiming that those contributions on revenue should be applied only to the revenue from sales of assets and services. The corresponding escrow deposit balance totals R$ 488;

•	IRPJ and CSLL – Taxation of profits earned abroad – R$ 527: we are challenging the calculation basis for these taxes on profits earned abroad and argue that Regulatory Instruction SRF No. 213-02 is not applicable since it goes beyond the text of the law. The corresponding escrow deposit balance totals R$ 491.

Off-balance sheet contingencies - in the accounting books no amount is recognized in relation to tax and social security lawsuits with possible loss, which total estimated risk is R$ 14,172. The main discussions are as follows:

•	INSS – Non-compensatory amounts – R$ 4,278: we defend the non-taxation of these amounts, mainly profit sharing, transportation vouchers and sole bonus.

•	IRPJ and CSLL – Goodwill – Deductibility – R$ 1,924: deductibility of goodwill on acquisition of portfolio of clients and/or investments with future expected profitability, and R$ 558 of this amount is guaranteed in company purchase agreements.

•	IRPJ and CSLL - Interest on capital - R$ 1,202: we defend the deductibility of interest on capital declared to stockholders based on the Brazilian long-term interest rate applied to stockholders’ equity for the year and prior years.

•	IRPJ, CSLL, PIS and COFINS – Request for offset dismissed - R$ 1,174: cases in which the liquidity and the offset of credits are discussed.

•	ISS – Banking Institutions – R$ 872: these are banking operations, the revenue from which cannot be interpreted as compensation for service rendered and/or arise from activities not listed in a Supplementary Law.

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c)	Receivables - Reimbursement of contingencies

The Receivables balance arising from reimbursements of contingencies totals R$ 676 (R$ 733 at 12/31/2013) (Note 20a), basically represented by the guarantee received in the Banco Banerj S.A. privatization process of 1997, whereby the State of Rio de Janeiro created a fund to guarantee the equity recomposition with respect to civil, labor and tax contingencies.

d)	Assets pledged as collateral for contingencies

Assets pledged as collateral for lawsuits involving contingent liabilities are restricted or deposited as shown below:

	12/31/2014	12/31/2013
Financial assets held for trading and Available-for-sale financial assets (basically financial treasury bills)	821	1,296
Escrow deposits (Note 20a)	4,230	3,712

Escrow deposits are generally required to be made with the court in connection with lawsuits in Brazil and they are held by the court until a decision is made by the relevant court. In case of a decision against ITAÚ UNIBANCO HOLDING, the deposited amount is released from escrow and transferred to the counterparty in the lawsuit. In case of a decision in favor of ITAÚ UNIBANCO HOLDING, the deposited amount is released at the full amount deposited adjusted.

In general, provisions related to lawsuits of ITAÚ UNIBANCO HOLDING are long term, considering the time required for the termination of these lawsuits in the Brazilian judicial system, reason why estimate for specific year in which these lawsuits will be terminated have not been disclosed.

In the opinion of the legal advisors, ITAÚ UNIBANCO HOLDING and its subsidiaries are not parties to any other administrative proceedings or legal lawsuits that could significantly impact the results of their operations.

e) Program for Cash or Installment Payment of Federal Taxes – Law No. 12,865/13, as amended by Provisional Measure No. 627/13.

ITAÚ UNIBANCO HOLDING and subsidiaries adhered to the Program for Cash or Installment Payment of Federal Taxes, enacted by Law No. 12,865 of October 9, 2013. The program included the debits administered by the Federal Reserve Service of Brazil and the General Attorney’s Office of the National Treasury past due, and is defined in accordance with the Articles below:

•	REFIS – PIS and COFINS (Article 39 of Law No 12,865/13)

The debits with the National Treasury related to PIS (social integration program) and COFINS (tax for social security financing), addressed by Chapter I of Law No. 9,718/98 (legal entities governed by private law), due by financial institutions and insurance companies, past due up to December 31, 2012;

•	REFIS – Profits Abroad (Article 40 of Law No 12,865/13)

The debits with the National Treasury related to IRPJ (corporate income tax) and CSLL (social contribution on net income), arising from profits earned by subsidiaries or affiliates abroad (Article 74 of Provisional Measure No. 2,158-35, of August 24, 2001), past due up to December 31, 2012;

•	REFIS – crisis event (Article 17 of Law No 12,865/13)

This program refers to the renegotiation of federal debits administered by the Federal Reserve Service of Brazil and the General Attorney’s Office of the National Treasury past due, either registered or not as overdue tax liabilities, even when a tax foreclosure has been filed.

The net effect in income amounted to R$ 508, recorded under tax expenses, other income and income tax and social contribution.

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f)	Program for Cash or Installment Payment of Taxes

ITAÚ UNIBANCO HOLDING and subsidiaries adhered to the Program for Cash Settlement or Installment Payment of Federal Taxes, basically at the federal level, enacted by Law No. 12,995, of June 18, 2014 and Law No. 12,996/14. The program includes debits managed by the Federal Reserve Service of Brazil and the General Attorney’s Office of the National Treasury, and was defined in accordance with the main provisions below:

•	Refis – Profits Earned Abroad – Law No. 12.995/14 Article 22 – It amends paragraph 7 of Article 40 of Law No. 12,865/13, to include the provision that credits arising from tax loss and social contribution tax loss carryforwards on net income of affiliated companies domiciled in Brazil may also be used.

•	Refis 2013-2014 – Also known as Being Related to the Economic Crisis and Extraordinary Installment Payment – Law No. 12,996/14 Article 2 - Among other rules, it extends, to the last day of August 2014, the option to adhere to the so-called “Refis Related to the Economic Crisis” and to the Extraordinary Installment Payment (Article 2), provided in Law No. 11,941/09 (Article 1, paragraph 12, and Article 7) and Law No. 12,249/10 (Article 65, paragraph 18), respectively. Debits due until December 31, 2013 may be paid at once or in installments under these programs.

The net effect in income amounted to R$ 27, recorded under tax expenses, other income and income tax and social contribution.

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Note 33 – Regulatory capital

ITAÚ UNIBANCO HOLDING is subject to regulation by the Central Bank of Brazil which issues rules and instructions regarding currency and credit policies for financial institutions operating in Brazil. The Central Bank also determines minimum capital requirements, fixed assets limits, lending limits, accounting practices and compulsory deposit requirements, and requires banks to comply with regulation based on the Basel Accord as regards to capital adequacy. Furthermore, the National Council of Private Insurance and SUSEP issue regulations on capital requirements which affect our insurance, private pension and capitalization operations.

The Basel Accord requires banks to have a ratio of regulatory capital to risk exposure assets of a minimum of 8.0%. The regulatory capital is basically composed of two tiers:

•	Tier I: sum of Principal Capital, determined in general by capital, certain reserves and retained earnings, less deductions and prudential adjustments, and Supplementary Capital.

•	Tier II: includes eligible instruments, primarily subordinated debt, subject to prudential limitations.

However, the Basel Accord allows the regulatory authorities of each country to establish their own parameters for regulatory capital composition and to determine the portions exposed to risk. Among the main differences arising from the adoption of own parameter pursuant to the Brazilian legislation are the following: (i) the requirement of a ratio of regulatory capital to risk-weighted assets at a minimum of 11.0%; with timeline to achieve 8.0% in 2019; (ii) certain risk-weighted factors attributed to certain assets and other exposures. In addition, in accordance with Central Bank rules, banks can calculate compliance with the minimum requirement based on the consolidation of all financial subsidiaries supervised by the Central Bank, including branches and investments abroad.

Management manages capital with the intention to meet the minimum capital required by the Central Bank of Brazil. During the period ITAÚ UNIBANCO HOLDING complied with all externally imposed capital requirements to which we are subject.

The following table summarizes the composition of regulatory capital, the minimum capital required and the Basel ratio computed in accordance with the Central Bank of Brazil, on a financial institution consolidation basis.

	12/31/2014	12/31/2013
	Financial institutions (partial consolidation)	Financial institutions (partial consolidation)
Regulatory Capital
Tier I	96,232	87,409
Common Equity Tier I	96,212	87,409
Additional Tier I Capital	20	-
Tier II	33,559	37,735
Total	129,790	125,144
Requirement for coverage of risk-weighted assets:
Credit	706,081	694,039
Market	25,176	24,555
Operational	36,817	36,847
Risk-weighted assets	768,075	755,441
Minimum Required Regulatory Capital	84,488	83,099
Excess capital in relation to Minimum Required Regulatory Capital	45,302	42,045
Capital to risk-weighted assets ratio - %	16.9%	16.6%

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The funds obtained through the issuance of subordinated debt securities are considered Tier II capital for the purpose of capital to risk-weighted assets ratio, as follows. According to current legislation, the accounting balance of subordinated debt as of December 2012 was used for the calculation of referential equity as of December, 2014, considering instruments approved after the closing date to compose Tier II, totaling R$ 53,921.

Name of security / currency	Principal amount (original currency)	Issue	Maturity	Return p.a.	Account balance
Subordinated CDB - BRL
	400	2008	2015	119.8% of CDI	815
	50	2010	2015	113% of CDI	84
	466	2006	2016	100% of CDI + 0.7% (*)	1,083
	2,665	2010	2016	110% to 114% of CDI	4,480
	123			IPCA + 7.21%	226
	367	2010	2017	IPCA + 7.33%	680
	4,071			Total	7,368

Subordinated financial bills - BRL
	365	2010	2016	100% of CDI + 1.35% to 1.36%	381
	1,874			112% to 112.5% of CDI	1,954
	30			IPCA + 7%	50
	206	2010	2017	IPCA + 6.95% to 7.2%	280
	3,224	2011	2017	108% to 112% of CDI	3,415
	352			IPCA + 6.15% to 7.8%	502
	138			IGPM + 6.55% to 7.6%	204
	3,650			100% of CDI + 1.29% to 1.52%	3,762
	500	2012	2017	100% of CDI + 1.12%	505
	42	2011	2018	IGPM + 7%	55
	30			IPCA + 7.53% to 7.7%	40
	461	2012	2018	IPCA + 4.4% to 6.58%	607
	3,782			100% of CDI + 1.01% to 1.32%	3,876
	6,373			108% to 113% of CDI	6,807
	112			9.95 to 11.95%	143
	2	2011	2019	109% to 109.7% of CDI	3
	12	2012	2019	11.96%	17
	101			IPCA + 4.7% to 6.3%	130
	1			110% of CDI	1
	20	2012	2020	IPCA + 6% to 6.17%	28
	1			111% to CDI	1
	6	2011	2021	109.25% to 110.5% of CDI	8
	2,307	2012	2022	IPCA + 5.15% to 5.83%	2,974
	20			IGMP + 4.63%	22
	23,609			Total	25,765

Subordinated euronotes - USD
	990	2010	2020	6.20%	2,657
	1,000	2010	2021	5.75%	2,727
	730	2011	2021	5.75% to 6.2%	1,958
	550	2012	2021	6.20%	1,461
	2,600	2012	2022	5.50% to 5.65%	6,978
	1,851	2012	2023	5.13%	4,951
	7,721			Total	20,732

Total					53,865

(*) Subordinated CDBs may be redeemed from November 2011.

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Note 34 – Segment Information

ITAÚ UNIBANCO HOLDING is a banking institution that offers its customers a wide range of financial products and services.

From the first quarter of 2013, the way of presenting the segments was changed, so that it is better aligned with the follow-up of the change in results. The nomenclature was changed in order to adjust it to the reality of the current structure, as we now have the following segments: Commercial Bank – Retail, Consumer Credit – Retail, Wholesale Bank and Activities with the Market + Corporation. The results of medium businesses, previously allocated to the former Commercial Bank segment, are now to be reported in the Wholesale Bank, and this was the main change of this presentation.

The current operational and reporting segments of ITAÚ UNIBANCO HOLDING are described below:

•	Commercial Bank – Retail

The result of the Commercial Bank – Retail segment arises from the offer of banking products and services to a diversified client base of individuals and companies. The segment includes retail clients, high net worth clients, Private Bank clients and the companies segment (small and medium businesses).

•	Consumer Credit – Retail

The result of the Consumer Credit – Retail segment arises from financial products and services offered to non-account holders. This segment comprises vehicle financing provided by units other than the branch network, offering of credit cards and offering of credits to the low income population and operations of Itaú BMG Consignado.

•	Wholesale Bank

The result of the Wholesale Bank segment arises from the products and services offered to medium businesses and the activities of Itaú BBA, the unit in charge of commercial operations with large companies and the performance in investment banking.

•	Activities with the Market + Corporation

This segment records the result arising from capital surplus, subordinated debt surplus and the net balance of tax credits and debits. It also shows the financial margin with the market, the Treasury operating cost, the equity in earnings of companies not associated to each segment and the interest in Porto Seguro.

Basis of presentation of segment information

Segment information is prepared based on the reports used by top management (Executive Committee) to assess the performance and to make decisions regarding the allocation of funds for investment and other purposes.

The top management (Executive Committee) of ITAÚ UNIBANCO HOLDING uses a variety of information for such purposes including financial and non-financial information that is measured on different bases as well as information prepared based on accounting practices adopted in Brazil. The main index used to monitor the business performance is the Recurring Net Income and the Economic Capital allocated to each segment.

The segment information has been prepared following accounting practices adopted in Brazil modified for the adjustments described below:

•	Allocated capital and income tax rate

Based on the managerial income statement, the segment information considers the application of the following criteria:

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Allocated capital: The impacts associated to capital allocation are included in the financial information. Accordingly, adjustments were made to the financial statements, based on a proprietary model. For the financial statements by segment we adopted the Economic Allocated Capital (EAC) model, which, in addition to allocated capital tier I, considers the allocated capital tier II (subordinated debt) and the effects of the calculation of expected credit losses, additional to that required by the Central Bank of Brazil CMN Circular N° 2,682/99. Accordingly, the Allocated Capital comprises the following components: Credit risk (including expected loss), operational risk, market risk and insurance underwriting risk.

Income tax rate: We consider the total income tax rate, net of the tax effect from the payment of interest on capital, for the Commercial Bank – Retail, Consumer Credit – Retail, Wholesale Bank and Activities with the Market segments. The difference between the income tax amount calculated by segment and the effective income tax amount, as stated in the consolidated financial statements, is allocated to the Activities with the Market + Corporation column.

•	Reclassification and application of managerial criteria

The managerial statement of income was used to prepare information per segment. These statements were obtained based on the statement of income adjusted by the impact of non-recurring events and the managerial reclassifications in income.

From the first quarter of 2013 on, some changes were made in the consolidation criteria for managerial results presented in order to better reflect the way Management monitors the bank’s figures. These adjustments change the order of presentation of the lines only and, therefore, do not affect the net income disclosed. Through these reclassifications, ITAÚ UNIBANCO HOLDING seeks to align the way it presents its results and enables a better comparison and understanding of the bank’s performance assessment.

We describe below the main reclassifications between the accounting and managerial results:

Banking product: The banking product considers the opportunity cost for each operation. The financial statements were adjusted so that the stockholders' equity was replaced by funding at market price. Subsequently, the financial statements were adjusted to include revenues related to capital allocated to each segment. The cost of subordinated debt and the respective remuneration at market price were proportionally allocated to the segments, based on the economic allocated capital.

Hedge tax effects: The tax effects of the hedge of investments abroad were adjusted – these were originally recorded in the tax expenses (PIS and COFINS) and Income Tax and Social Contribution on net income lines – and are now reclassified to the margin. The strategy to manage the foreign exchange risk associated to the capital invested abroad aims at preventing the effects of the exchange rates variation on income. In order to achieve this objective, we used derivative instruments to hedge against such foreign currency risk, with investments remunerated in Reais. The hedge strategy for foreign investments also considers the impact of all tax effects levied.

Insurance: Insurance business revenues and expenses were concentrated in Income from Insurance, Pension Plan and Capitalization Operations. The main reclassifications of revenues refer to the financial margins obtained with the technical provisions of insurance, pension plan and capitalization, in addition to revenue from management of pension plan funds.

Other reclassifications: Other Income, Share of Income of Associates, Non-Operating Income, Profit Sharing of Management Members and Expenses for Credit Card Reward Program were reclassified to those lines representing the way the institution manages its business, enabling greater understanding for performance analysis. Accordingly, equity in earnings of investment in Banco CSF S.A. (“Banco Carrefour”) was reclassified to the financial margin line. Additionally, for better comparison with the new consolidation criteria, 100.0% of the results from partnerships were consolidated (they were previously proportionally consolidated), and expenses for provisions associated to securities and derivatives were reclassified (from Non-interest expenses income to Expenses for allowance for loan losses).

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The adjustments and reclassifications column shows the effects of the differences between the accounting principles followed for the presentation of segment information, which are substantially in line with the accounting practices adopted for financial institutions in Brazil, except as described above, and the policies used in the preparation of these consolidated financial statements according to IFRS. Main adjustments are as follows:

•	Allowance for Loan Losses, which, under IFRS (IAS 39), should be recognized upon objective evidence that loan operations are impaired (incurred loss), and the Expected Loss concept is adopted according to Brazilian accounting standards;

•	Shares and units classified as permanent investments were stated at fair value under IFRS (IAS 39 and 32), and their gains and losses were directly recorded to Stockholders’ Equity, not passing through income for the period;

•	Effective interest rates, financial assets and liabilities stated at amortized cost, are recognized by the effective interest rate method, allocating revenues and costs directly attributable to acquisition, issue or disposal for the transaction period of the operation; according to Brazilian standards, fee expenses and income are recognized as these transactions are engaged.

•	Business combinations are accounted for under the acquisition method in IFRS (IFRS 3), in which the purchase price is allocated among assets and liabilities of the acquired company, and the amount not subject to allocation, if any, is recognized as goodwill. Such amount is not amortized, but is subject to an impairment test.

Itaú Unibanco Holding S.A. – Complete Financial Statements in IFRS – December 31, 2014	156

ITAÚ UNIBANCO HOLDING S.A.

From January 1 to December 31, 2014

(In millions of reais, except for share information)

Consolidated Statement of Income	Commercial Bank Retail	Consumer Credit Retail	Wholesale Bank	Activities with the Market + Corporation	ITAÚ UNIBANCO	Adjustments	IFRS consolidated
Banking product	52,350	17,992	14,814	4,684	89,840	1,817	91,657
Interest margin (1)	28,957	11,159	10,678	4,361	55,155	1,118	56,273
Banking service fees	14,771	6,832	3,950	224	25,777	565	26,342
Income from insurance, private pension, and capitalization operations before claim and selling expenses	8,622	1	186	99	8,908	(2,020)	6,888
Other income	-	-	-	-	-	2,154	2,154
Losses on loans and claims	(8,129)	(4,180)	(2,733)	(3)	(15,045)	(756)	(15,801)
Expenses for allowance for loan and lease losses	(9,292)	(5,708)	(3,068)	(3)	(18,071)	(761)	(18,832)
Recovery of loans written off as loss	3,158	1,528	363	-	5,049	5	5,054
Expenses for claims / recovery of claims under reinsurance	(1,995)	-	(28)	-	(2,023)	-	(2,023)
Banking product net of losses on loans and claims	44,221	13,812	12,081	4,681	74,795	1,061	75,856
Other operating income (expenses)	(28,638)	(9,000)	(5,654)	(1,147)	(44,439)	(2,609)	(47,048)
Non-interest expenses (2)	(25,739)	(7,823)	(4,838)	(1,183)	(39,583)	(2,967)	(42,550)
Tax expenses for ISS, PIS and COFINS and Other	(2,899)	(1,177)	(816)	36	(4,856)	(207)	(5,063)
Share of profit or (loss) in associates and joint ventures	-	-	-	-	-	565	565
Net income before income tax and social contribution	15,583	4,812	6,427	3,534	30,356	(1,548)	28,808
Income tax and social contribution	(5,636)	(1,431)	(2,090)	(269)	(9,426)	2,479	(6,947)
Non-controlling interest in subsidiaries	-	(305)	-	(6)	(311)	5	(306)
Net income	9,947	3,076	4,337	3,259	20,619	936	21,555

(1) Includes net interest and similar income and expenses of R$ 47,138 dividend income of R$ 215 net gain (loss) from investment securities and derivatives of R$ (724), and results from foreign exchange results and exchange variation of transactions abroad of R$ 9,644.

(2) Refers to general and administrative expenses including depreciation expenses of R$ 1,641, amortization expenses of R$ 827 and insurance acquisition expenses of R$ 1,214.

Total assets (1)	790,785	108,629	354,212	97,713	1,208,702	(81,499)	1,127,203
Total liabilities	766,079	93,434	329,500	64,065	1,110,439	(83,853)	1,026,586

(1) Includes:
Investments in associates and joint ventures	-	982	-	2,117	3,099	991	4,090
Goodwill	157	47	-	-	204	1,757	1,961
Fixed assets, net	6,446	541	574	-	7,561	1,150	8,711
Intangible assets, net	5,186	2,996	450	-	8,632	(2,498)	6,134

The consolidated figures do not represent the sum of the segments because there are intercompany transactions that were eliminated only in the consolidated financial statements. Segments are assessed by top management, net of income and expenses between related parties.

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ITAÚ UNIBANCO HOLDING S.A.

From January 1 to December 31, 2013

(In millions of reais except per share information)

Consolidated Statement of Income	Commercial Bank Retail	Consumer Credit Retail	Wholesale Bank	Actitivities with the Market + Corporation	ITAÚ UNIBANCO	Adjustments	IFRS consolidated
Banking product	44,567	14,892	15,116	3,901	78,476	911	79,387
Interest margin (1)	23,719	9,230	11,117	3,571	47,637	1,004	48,641
Banking service fees	12,585	5,662	3,688	213	22,148	564	22,712
Income from insurance, private pension, and capitalization operations before claim and selling expenses	8,263	-	311	117	8,691	(2,052)	6,639
Other income	-	-	-	-	-	1,395	1,395
Losses on loans and claims	(7,613)	(4,860)	(3,055)	(82)	(15,610)	740	(14,870)
Expenses for allowance for loan and lease losses	(9,155)	(5,996)	(3,347)	(82)	(18,580)	724	(17,856)
Recovery of loans written off as loss	3,561	1,136	348	-	5,045	16	5,061
Expenses for claims / recovery of claims under reinsurance	(2,019)	-	(56)	-	(2,075)	-	(2,075)
Banking product net of losses on loans and claims	36,954	10,032	12,061	3,819	62,866	1,651	64,517
Other operating income (expenses)	(26,043)	(7,496)	(6,159)	(572)	(40,270)	(3,382)	(43,652)
Non-interest expenses (2)	(23,522)	(6,428)	(5,296)	(741)	(35,987)	(3,927)	(39,914)
Tax expenses for ISS, PIS and COFINS and Other	(2,521)	(1,068)	(863)	169	(4,283)	(58)	(4,341)
Share of profit or (loss) in associates and joint ventures	-	-	-	-	-	603	603
Net income before income tax and social contribution	10,911	2,536	5,902	3,247	22,596	(1,731)	20,865
Income tax and social contribution	(3,908)	(642)	(1,886)	(187)	(6,623)	2,280	(4,343)
Non-controlling interest in subsidiaries	-	(124)	-	(13)	(137)	39	(98)
Net income	7,003	1,770	4,016	3,047	15,836	588	16,424

(1) Includes net interest and similar income and expenses of R$ 47,766, net income of R$ 205, net gain (loss) from investment securities and derivatives of R$ (5,924) and foreign exchange results and exchange variation on transactions of abroad R$ 6,594.

(2) Refers to general and administrative expenses including depreciation expenses of R$ 1,522, amortization expenses of R$ 808 and insurance acquisition expenses of R$ 1,147.

Total assets (1) - 12/31/2013	737,341	94,174	322,667	116,625	1,105,721	(78,424)	1,027,297
Total liabilities - 12/31/2013	717,197	84,732	299,771	86,179	1,022,793	(79,688)	943,105

(1) Includes:
Investments in associates and joint ventures	-	859	7	2,124	2,990	941	3,931
Goodwill	29	1,892	-	-	1,921	(16)	1,905
Fixed assets, net	5,485	401	624	-	6,510	54	6,564
Intangible assets, net	3,686	1,355	678	-	5,719	78	5,797

The Consolidated figures do not represent the sum of the segments because there are intercompany transactions that were eliminated only in the consolidated financial statements. Segments are assessed by top management, net of income and expenses between related parties.

Itaú Unibanco Holding S.A. – Complete Financial Statements in IFRS – December 31, 2014	158

ITAÚ UNIBANCO HOLDING S.A.

From January 1 to December 31, 2012

(In millions of reais except per share information)

Consolidated Statement of Income	Commercial Bank Retail	Consumer Credit Retail	Wholesale Bank	Activities with the Market + Corporation	ITAÚ UNIBANCO	Adjustments	IFRS consolidated
Banking product	51,551	14,211	7,491	5,808	78,978	2,194	81,172
Interest margin (1)	32,770	8,310	5,334	5,555	52,013	1,825	53,838
Banking service fees	12,289	5,890	2,261	249	20,622	(1,678)	18,944
Income from insurance, private pension, and capitalization operations before claim and selling expenses	6,030	(7)	38	4	6,065	43	6,108
Other income	462	18	(142)	-	278	2,004	2,282
Losses on loans and claims	(15,292)	(5,179)	(795)	251	(21,015)	(339)	(21,354)
Expenses for allowance for loan and lease losses	(16,577)	(6,111)	(871)	(85)	(23,644)	(338)	(23,982)
Recovery of loans written off as loss	3,320	932	76	336	4,664	(1)	4,663
Expenses for claims / Recovery of claims under reinsurance	(2,035)	-	-	-	(2,035)	-	(2,035)
Operating margin	36,259	9,032	6,696	6,059	57,963	1,855	59,818
Other operating income (expenses)	(27,030)	(7,476)	(3,301)	(281)	(38,041)	(4,361)	(42,402)
Non-interest expenses (2)	(24,539)	(6,551)	(2,891)	(449)	(34,383)	(3,697)	(38,080)
Tax expenses for ISS, PIS and COFINS and Other	(2,704)	(968)	(410)	(148)	(4,230)	(267)	(4,497)
Share of profit or (loss) in associates and joint ventures	108	58	5	316	487	(312)	175
Other	105	(15)	(5)	-	85	(85)	-
Income before income tax and social contribution	9,229	1,556	3,395	5,778	19,922	(2,506)	17,416
Income tax and social contribution	(2,981)	(311)	(1,066)	(968)	(5,326)	1,101	(4,225)
Non-controlling interest in subsidiaries	-	-	-	(589)	(553)	(4)	(557)
Net income	6,248	1,245	2,329	4,221	14,043	(1,409)	12,634

(1) Includes net interest and similar income and expenses of R$ 48,297 net income of R$ 323, net gain (loss) from investment securities and derivatives of R$ 1,463 and foreign exchange results and exchange variation on transactions of abroad R$ 3,755.

(2) Refers to general and administrative expenses including depreciation expenses of R$ 1,346, amortization expenses of R$ 844 and insurance acquisition expenses of R$ 1,253.

Total assets (1) - 12/31/2012	745,032	90,096	233,430	134,544	1,014,425	(57,271)	957,154
Total liabilities - 12/31/2012	710,521	79,982	220,137	117,418	939,302	(58,146)	881,156

(1) Includes:
Investments in associates and joint ventures	-	847	5	1,293	2,144	861	3,005
Fixed assets, net	4,672	499	395	-	5,566	62	5,628
Intangible assets, net	1,813	1,255	411	1,109	4,589	82	4,671

The Consolidated figures do not represent the sum of the segments because there are intercompany transactions that were eliminated only in the consolidated financial statements. Segments are assessed by top management, net of income and expenses between related parties.

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Information on income from financial operations by geographical area is as follows:

	01/01 to 12/31/2014			01/01 to 12/31/2013			01/01 to 12/31/2012
	Brazil	Foreign	Total	Brazil	Foreign	Total	Brazil	Foreign	Total
Income from financial operations (1) (2)	119,407	9,843	129,250	86,934	8,068	95,002	95,063	6,842	101,905
Non-current assets (3)	13,872	973	14,845	11,488	873	12,361	9,515	784	10,299

(1) Includes interest and similar income, dividend income, net gain (loss) from investment securities and derivatives, foreign exchange results, and exchange variation on transactions.

(2) ITAÚ UNIBANCO HOLDING does not have clients representing 10.0% or higher of its revenues.

(3) The amounts for comparative purposes refer to the 12/31/2013 and 12/31/2012.

Note 35 – Related parties

a)	Transactions between related parties are carried out at amounts, terms and average rates in accordance with normal market practices during the period, as well as under reciprocal conditions.

Transactions between companies included in consolidation (Note 2.4a) were eliminated from the consolidated financial statements and the absence of risk is taken into consideration.

The unconsolidated related parties are the following:

•	Itaú Unibanco Participações S.A. (IUPAR), Companhia E. Johnston de Participações S.A. (shareholder of IUPAR) and ITAÚSA, direct and indirect shareholders of ITAÚ UNIBANCO HOLDING;

•	The non-financial subsidiaries of ITAÚSA, especially: Itautec S.A., Duratex S.A., Elekeiroz S.A., ITH Zux Cayman Company Ltd and Itaúsa Empreendimentos S.A.;

•	Fundação Itaú Unibanco - Previdência Complementar, FUNBEP – Fundo de Pensão Multipatrocinado, Fundação Bemgeprev, UBB Prev - Previdência Complementar, and Fundação Banorte Manuel Baptista da Silva de Seguridade Social, closed-end supplementary pension entities, that administer retirement plans sponsored by ITAÚ UNIBANCO HOLDING and / or its subsidiaries;

•	Fundação Itaú Social, Instituto Itaú Cultural, Instituto Unibanco, Instituto Assistencial Pedro Di Perna, Instituto Unibanco de Cinema and Associação Itaú Viver Mais, entities sponsored by ITAÚ UNIBANCO HOLDING and subsidiaries to act in their respective areas of interest; and

•	Investments in Porto Seguro Itaú Unibanco Participações S.A. and BSF Holding S.A.

The transactions with these related parties are mainly as follows:

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	ITAÚ UNIBANCO HOLDING CONSOLIDATED
		Assets / (liabilities)		Revenue / (expenses)
	Annual rate	12/31/2014	12/31/2013	01/01 to 12/31/2014	01/01 to 12/31/2013	01/01 to 12/31/2012
Interbank deposits		-	-	-	-	144
Financeira Itaú CBD S.A. Crédito, Financiamento e Investimento (1)		-	-	-	-	48
Itaú Unibanco Financeira S.A. Crédito, Financiamento e Investimento (1) (2)		-	-	-	-	14
Luizacred S.A. Sociedade de Crédito, Financiamento e Investimento (1)		-	-	-	-	82
Deposits		-	(1)	-	-	(1)
Duratex S.A.		-	(1)	-	-	(1)
Securities sold under repurchase agreements		(142)	(286)	(13)	(14)	(7)
Itaúsa Empreendimentos S.A.	100% of SELIC	(26)	(66)	-	-	-
Duratex S.A.	100% of SELIC	(100)	(180)	(10)	(10)	(2)
Elekeiroz S.A.		(6)	(36)	(2)	(2)	(1)
Itautec S.A.	100% of SELIC	(2)	(4)	-	(2)	-
FIC Promotora de Venda Ltda. (1)		-	-	-	-	(1)
Banco Investcred Unibanco S.A. (1)		-	-	-	-	(2)
Other		(8)	-	(1)	-	(1)
Amounts receivable from (payable to) related companies / Banking service fees (expenses)		(109)	(82)	8	41	57
Itaúsa Investimentos S.A.		-	-	-	1	1
Financeira Itaú CBD S.A. Crédito, Financiamento e Investimento (1)		-	-	-	-	1
Luizacred S.A. Sociedade de Crédito, Financiamento e Investimento (1)		-	-	-	-	32
FUNBEP - Fundo de Pensão Multipatrocinado		-	-	5	5	5
Fundação Itaú Unibanco - Previdência Complementar		(13)	(6)	35	33	25
Fundação Banorte Manuel Baptista da Silva de Seguridade Social		(93)	(76)	-	-	-
Other		(3)	-	(32)	2	(7)
Rental revenues (expenses)		-	-	(51)	(48)	(37)
Itaúsa Investimentos S.A.		-	-	-	(1)	-
Fundação Itaú Unibanco - Previdência Complementar		-	-	(38)	(37)	(27)
FUNBEP - Fundo de Pensão Multipatrocinado		-	-	(13)	(10)	(10)
Donation expenses		-	-	(78)	(73)	(72)
Associação Itaú Viver Mais		-	-	(1)	(1)	(3)
Instituto Itaú Cultural		-	-	(77)	(72)	(69)
Data processing expenses		-	-	(285)	(267)	(270)
Itautec S.A.		-	-	(285)	(267)	(270)
(1) Until December 31, 2012, these were proportionally consolidated. As from January 1, 2013, they are fully consolidated in our consolidated financial statements.

(2) New company name of FAI - Financeira Americana Itaú S.A. - Crédito, Financiamento e Investimento.

In addition to the aforementioned operations, ITAÚ UNIBANCO HOLDING and non-consolidated related parties, as an integral part of ITAÚ UNIBANCO HOLDING Agreement for Apportionment of Common Costs, recorded in General and Administrative Expenses - Other, the amount of R$ 5 (R$ 5 from 01/01 to 12/31/2013 and R$ 8 from 01/01 to 12/31/2012) due to the use of the common structure.

Pursuant to the current rules, financial institutions cannot grant loans or advances to the following:

a) any individuals or companies that control the Institution or any entity under common control with the institution, or any executive officer, director, member of the fiscal council, or the immediate family members of these individuals;

b) any entity controlled by the institution; or

c) any entity in which the bank directly or indirectly holds more than 10.0% of the capital stock.

Therefore, no loans or advances were granted to any subsidiary, executive officer, director or family members.

b)	Compensation of the key management personnel

Compensation for the period paid to key management members of ITAÚ UNIBANCO HOLDING consisted of:

	01/01 to 12/31/2014	01/01 to 12/31/2013	01/01 to 12/31/2012
Compensation	343	278	244
Board of directors	14	13	8
Executives	329	265	236
Profit sharing	261	259	160
Board of directors	12	8	2
Executives	249	251	158
Contributions to pension plans	7	3	8
Executives	7	3	8
Stock option plan – executives	234	166	163
Total	845	706	575

Itaú Unibanco Holding S.A. – Complete Financial Statements in IFRS – December 31, 2014	161

Note 36 – Management of financial risks

Credit risk

1.	Credit risk measurement

Credit risk is the possibility of losses arising from the breach by the borrower, issuer or counterparty of the respective agreed-upon financial obligations, the devaluation of loan agreement due to downgrading of the borrower’s, the issuer’s, the counterparty’s risk rating, the reduction in gains or compensation, the advantages given upon posterior renegotiation and the recovery costs.

The credit risk management of ITAÚ UNIBANCO HOLDING’s is the primary responsibility of all business units and aims to keep the quality of loan portfolios in levels consistent with the institution’s risk appetite for each market segment in which it operations.

ITAÚ UNIBANCO HOLDING establishes its credit policies based on internal factors, such as the client rating criteria, performance of and changes in portfolio, default levels, return rates, and the allocated economic capital; and external factors, related to the economic environment, interest rates, market default indicators, inflation, changes in consumption.

ITAÚ UNIBANCO HOLDING has a structured process to keep a diversified portfolio deemed as adequate by the institution. The ongoing monitoring on the concentration level of portfolios, by assessing the economic activity sectors and major debtors, enables it to take preventive measures to prevent that defined limits be breached and ensure a properly diversified customer distribution.

The process for analyzing the policy and products enables ITAÚ UNIBANCO HOLDING to identify potential risks, so as to make sure that credit decisions make sense from an economic and risk perspective.

The centralized process for approval of credit policies and validation of models of ITAÚ UNIBANCO HOLDING assures the synchrony of credit actions.

The table below shows the correspondence between risk levels attributed by all segments of ITAÚ UNIBANCO HOLDING internal models (lower risk, satisfactory, higher risk and impaired) and the probability of default associated with each of these levels, and the risk levels assigned by the respective market models.

External rating
Internal rating	PD	Moody's	S&P	Fitch
Lower risk	Lower than 4.44%	Aaa to B2	AAA to B	AAA to B-
Satisfactory	From 4.44% up to 25.95%	B3 to Caa3	B- to CCC-	CCC+ to CCC-
Higher risk	Higher than 25.95%	Ca1 to D	CC+ to D	CC+ to D
Impaired	Corporate operations with a PD higher than 31.84%
	Operations past due for over 90 days	Ca1 to D	CC+ to D	CC+ to D
Renegotiated operations past due for over 60 days

The credit rating in corporate transactions is based on information such as economic and financial condition of the counterparty, its cash-generating capabilities, the economic group to which it belongs, the current and prospective situation of the economic sector in which it operates. The credit proposals are analyzed on a case by case basis, through an approval-level mechanism subordinated to the Superior Credit Committee.

Regarding retail (individuals, small and middle-market companies), the rating is assigned based on application and behavior score statistical models. Decisions are made based on scoring models that are continuously followed up by an independent structure. Exceptionally, there may also be individualized analysis of specific cases where approval is subject to competent credit approval levels.

Government securities and other debt instruments are classified by ITAÚ UNIBANCO HOLDING according to their credit quality aiming at managing their exposures.

In line with the principles of CMN Resolution N° 3,721, of April 30, 2009, ITAÚ UNIBANCO HOLDING has structure and corporate guidelines on credit risk management, approved by its Board of Directors, applicable to companies and subsidiaries in Brazil and abroad.

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2.	Management risk limits

Centralized control of credit risk is conducted by independent executive area responsible for risk control, segregated from business trading units, as required by current regulations.

ITAÚ UNIBANCO HOLDING strictly controls the credit exposure of clients and counterparties, taking action to address situations in which the actual exposure exceeds the desired one. For that purpose, contractually provided actions can be taken, such as early payment or requirement of additional collateral.

3.	Collateral and policies for mitigating credit risk

As a way to control the credit risk, ITAÚ UNIBANCO HOLDING has corporate guidelines that establish general rules and responsibilities for the use of guarantees; additionally, each business unit responsible for the credit risk management formalizes the use of such guarantees in its credit policies.

ITAÚ UNIBANCO HOLDING uses guarantees to increase its recovery capacity in transactions involving credit risk. The guarantees used may be personal guarantees, collateral, legal structures with mitigation power and offset agreements.

For the guarantees to be considered a risk mitigating instrument, requirements and guidelines of the standards that regulate them, either internal or external ones, must be complied with, and be legally enforceable (effective) and periodically reassessed.

ITAÚ UNIBANCO HOLDING also uses credit derivatives, such as single name CDS, to mitigate credit risk of its portfolios of loans and securities. These instruments are priced based on models that use the fair value of market inputs, such as credit spreads, recovery rates, correlations and interest rates.

The credit limits are continually monitored and changed according to customer behavior. Thus, the potential loss values represent a fraction of the amount available.

4.	Policy on the provision

The policies on the provision adopted by ITAÚ UNIBANCO HOLDING are aligned with the guidelines of IFRS and the Basel Accord. As a result, an allowance for loan losses is recognized when there are indications of the impairment of the portfolio and takes into account a horizon of loss appropriate for each type of transaction. We consider as impaired loans overdue for more than 90 days, renegotiated loans overdue by more than 60 days and Corporate loans below a specific internal rating. Loans are written-down 360 days after such loans become past due or 540 days of being past due in the case of loans with original maturities over 36 months.

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5.	Credit risk exposure

	12/31/2014			12/31/2013
	Brazil	Abroad	Total	Brazil	Abroad	Total
Interbank deposits	7,875	15,206	23,081	5,564	20,096	25,660
Securities purchased under agreements to resell	208,751	167	208,918	137,556	899	138,455
Financial assets held for trading	124,391	8,553	132,944	141,343	7,517	148,860
Financial assets designated at fair value through profit or loss	-	733	733	-	371	371
Derivatives	7,385	6,771	14,156	6,400	4,966	11,366
Available-for-sale financial assets	55,686	22,674	78,360	45,208	51,418	96,626
Held-to-maturity financial assets	24,102	10,332	34,434	3,393	6,723	10,116
Loan operations and lease operations	324,021	106,018	430,039	277,877	111,590	389,467
Other financial assets	44,072	9,577	53,649	45,389	2,203	47,592
Off balance sheet	280,640	25,708	306,348	273,766	21,286	295,052
Endorsements and sureties	68,416	5,343	73,759	66,165	4,997	71,162
Letters of credit to be released	11,091	-	11,091	11,431	-	11,431
Commitments to be released	201,133	20,365	221,498	196,170	16,289	212,459
Mortgage loans	9,087	-	9,087	10,846	-	10,846
Overdraft accounts	78,461	-	78,461	82,206	-	82,206
Credit cards	103,092	873	103,965	94,453	847	95,300
Other pre-approved limits	10,493	19,492	29,985	8,665	15,442	24,107
Total	1,076,923	205,739	1,282,662	936,496	227,069	1,163,565

Itaú Unibanco Holding S.A. – Complete Financial Statements in IFRS – December 31, 2014	164

The table above presents the maximum exposure at December 31, 2014 and December 31, 2013, without considering any collateral received or other additional credit improvements.

For assets recognized in the balance sheet, the exposures presented are based on net carrying amounts. This analysis includes only financial assets subject to credit risk and excludes non-financial assets.

The contractual amounts of endorsements and sureties and letters of credit represent the maximum potential of credit risk in the event the counterparty does not meet the terms of the agreement. The vast majority of commitments (real estate loans, overdraft accounts, credit card and other pre-approved limits) mature without being drawn, since they are renewed monthly and we have the power to cancel them at any time. As a result, the total contractual amount does not represent our effective future exposure to credit risk or the liquidity needs arising from such commitments.

As shown in the table, the most significant exposures correspond to loan operations, financial assets held for trading, and securities purchased under agreements to resell, in addition to sureties, endorsements and other commitments.

The maximum exposure to the quality of the financial assets presented highlights that:

•	86.9% of loan operations and other financial assets exposure (Table 6.1 and 6.1.2) are categorized as low probability of default in accordance with our internal rating;

•	only 3.7% of the total loans exposure (Table 6.1) is represented by overdue credits not impaired;

•	3.8% of the total loans exposure (Table 6.1) corresponds to overdue loans impaired.

5.1	Maximum exposure of financial assets segregated by business sector

a) Loan operations and lease operations portfolio

	12/31/2014%		12/31/2013%
Public sector	4,389	1.0	3,981	1.0
Industry and commerce	116,506	25.7	115,025	27.8
Services	99,855	22.1	87,103	21.2
Natural resources	23,345	5.2	20,492	5.0
Other sectors	2,242	0.5	1,553	0.4
Individuals	206,094	45.5	183,548	44.6
Total	452,431	100.0	411,702	100.0

b) Other financial assets (*)

	12/31/2014%		12/31/2013%
Natural resources	2,444	0.5	1,766	0.4
Public sector	152,770	31.0	174,331	40.4
Industry and commerce	12,722	2.6	11,665	2.7
Services	90,630	18.4	76,650	17.8
Other sectors	1,665	0.3	2,664	0.6
Individuals	396	0.1	263	0.1
Financial	231,999	47.1	164,115	38.0
Total	492,626	100.0	431,454	100.0

(*) Includes financial assets held for trading, derivatives, assets designated at fair value through profit or loss, available-for-sale financial assets, held-to-maturity financial assets, interbank deposits and securities purchased under agreements to resell.

c)	The credit risks of off balance sheet items (endorsements and sureties, letters of credit and commitments to be released) are not categorized or managed by business sector.

Itaú Unibanco Holding S.A. – Complete Financial Statements in IFRS – December 31, 2014	165

6.	Credit quality of financial assets

6.1 The following table shows the breakdown of loans operations and lease operations portfolio considering: loans not overdue and loans overdue either impaired or not impaired:

	12/31/2014				12/31/2013
Internal rating	Loans not overdue and not impaired	Loans overdue not impaired	Loans overdue and impaired	Total loans	Loans not overdue and not impaired	Loans overdue and not impaired	Loans overdue and impaired	Total loans

Lower risk	324,908	4,042	-	328,950	300,816	4,354	-	305,170
Satisfactory	81,994	6,989	-	88,983	64,722	7,676	-	72,398
Higher risk	11,439	5,853	-	17,292	11,273	6,556	-	17,829
Impaired	-	-	17,206	17,206	-	-	16,305	16,305
Total	418,341	16,884	17,206	452,431	376,811	18,586	16,305	411,702
%	92.5%	3.7%	3.8%	100.0%	91.5%	4.5%	4.0%	100.0%

The following table shows the breakdown of loans operations and lease operations by portfolios of areas and classes, based on indicators of credit quality:

	12/31/2014					12/31/2013
	Lower risk	Satisfactory	Higher risk	Impaired	Total	Lower risk	Satisfactory	Higher risk	Impaired	Total
Individuals	102,184	62,020	12,022	9,727	185,953	96,904	48,833	11,323	10,371	167,431
Credit cards	39,417	14,234	2,338	3,332	59,321	36,964	11,773	1,892	2,520	53,149
Personal	7,253	8,932	7,882	3,886	27,953	7,760	8,158	7,143	3,574	26,635
Payroll loans	8,113	31,090	696	626	40,525	5,676	16,147	378	370	22,571
Vehicles	20,570	5,791	1,053	1,633	29,047	23,692	11,310	1,881	3,701	40,584
Mortgage loans	26,831	1,973	53	250	29,107	22,812	1,445	29	206	24,492

Corporate	132,866	8,295	-	3,749	144,910	121,643	3,041	145	1,584	126,413

Small and medium businesses	56,917	15,171	4,599	3,225	79,912	55,210	16,430	5,796	4,165	81,601

Foreign loans - Latin America	36,983	3,497	671	505	41,656	31,413	4,094	565	185	36,257
Total	328,950	88,983	17,292	17,206	452,431	305,170	72,398	17,829	16,305	411,702
%	72.7%	19.7%	3.8%	3.8%	100.0%	74.1%	17.6%	4.3%	4.0%	100.0%

Itaú Unibanco Holding S.A. – Complete Financial Statements in IFRS – December 31, 2014	166

The table below shows the breakdown of loans operations and lease operations portfolio not overdue and not impaired, by portfolio of segments and classes, based on indicators of credit quality.

	12/31/2014				12/31/2013
	Lower risk	Satisfactory	Higher risk	Total	Lower risk	Satisfactory	Higher risk	Total
I – Individually evaluated
Corporate

Large companies	132,117	8,093	-	140,210	120,828	2,861	-	123,689

II- Collectively-evaluated

Individuals	100,252	56,890	7,746	164,888	94,586	42,896	6,708	144,190
Credit card	39,097	13,385	1,632	54,114	36,764	11,129	1,266	49,159
Personal	7,186	8,447	5,469	21,102	7,703	7,691	4,986	20,380
Payroll loans	8,000	30,445	523	38,968	5,574	15,881	245	21,700
Vehicles	19,616	3,509	104	23,229	22,206	7,454	206	29,866
Mortgage loans	26,353	1,104	18	27,475	22,339	741	5	23,085

Small and medium businesses	56,221	13,885	3,277	73,383	54,544	15,142	4,121	73,807

Foreign loans and Latin America	36,318	3,126	416	39,860	30,858	3,823	444	35,125

Total	324,908	81,994	11,439	418,341	300,816	64,722	11,273	376,811

6.1.1 Loan operations and lease operations by portfolios of areas and classes, are classified by maturity as follows (loans overdue not impaired):

	12/31/2014				12/31/2013
	Overdue by up to 30 days	Overdue from 31 to 60 days	Overdue from 61 to 90 days	Total	Overdue by up to 30 days	Overdue from 31 to 60 days	Overdue from 61 to 90 days	Total
Individuals	7,105	2,818	1,414	11,337	8,103	3,273	1,494	12,870
Credit card	990	461	423	1,874	833	323	314	1,470
Personal	1,837	756	371	2,964	1,641	716	325	2,682
Payroll loans	631	176	126	933	372	74	55	501
Vehicles	2,781	1,051	353	4,185	4,460	1,872	685	7,017
Mortgage loans	866	374	141	1,381	797	288	115	1,200

Corporate	758	193	1	952	944	167	29	1,140

Small and medium businesses	2,137	767	400	3,304	2,378	843	409	3,630

Foreign loans - Latin America	974	221	96	1,291	774	117	55	946
Total	10,974	3,999	1,911	16,884	12,199	4,400	1,987	18,586

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6.1.2 The table below shows other financial assets, individually evaluated, classified by rating:

12/31/2014
Internal rating	Interbank deposits and securities purchased under agreements to resell	Held-for-trading financial assets	Financial assets designated at fair value through profit or loss	Derivatives assets	Available-for- sale financial assets	Held-to- maturity financial assets	Total
Lower risk	231,999	132,934	733	14,106	78,213	34,434	492,419
Satisfactory	-	7	-	46	68	-	121
Higher risk	-	3	-	4	65	-	72
Impairment	-	-	-	-	14	-	14
Total	231,999	132,944	733	14,156	78,360	34,434	492,626
%	47.1	27.0	0.1	2.9	15.9	7.0	100.0

12/31/2013
Internal rating	Interbank deposits and securities purchased under agreements to resell	Held-for-trading financial assets	Financial assets designated at fair value through profit or loss	Derivatives assets	Available-for- sale financial assets	Held-to- maturity financial assets	Total
Lower risk	164,115	138,883	371	7,173	57,515	10,093	378,150
Satisfactory	-	9,691	-	3,896	38,301	23	51,911
Higher Risk	-	286	-	297	807	-	1,390
Impairment	-	-	-	-	3	-	3
Total	164,115	148,860	371	11,366	96,626	10,116	431,454
%	38.0	34.5	0.1	2.6	22.5	2.3	100.0

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6.1.3 Collateral held for loan and lease operations portfolio

	12/31/2014				12/31/2013
	(l) Over-collateralized assets		(II) Under-collateralized assets		(l) Over-collateralized assets		(II) Under-collateralized assets
Financial effect of collateral	Carrying value of the assets	Fair value of collateral	Carrying value of the assets	Fair value of collateral	Carrying value of the assets	Fair value of collateral	Carrying value of the assets	Fair value of collateral
Individuals	57,340	137,641	720	627	61,723	156,230	2,738	2,290
Personal	561	1,160	214	182	377	879	13	7
Vehicles	27,869	66,366	458	403	37,010	71,736	2,620	2,235
Mortgage loans	28,910	70,115	48	42	24,336	83,615	105	47

Small, medium businesses and corporate	175,357	454,709	6,416	3,035	161,274	476,507	5,200	2,610

Foreign loans - Latin America	40,690	57,058	666	2	11,457	17,169	24,660	22,084

Total	273,387	649,408	7,802	3,664	234,454	649,906	32,597	26,983

The difference between the total loan portfolio and collateralized loan portfolio is generated by non-collateralized loans amounting to R$ 171,242 (R$ 144,651 at December 31, 2013).

ITAÚ UNIBANCO HOLDING uses collateral to reduce the occurrence of losses in operations with credit risk and manages and regularly reviews its collateral with the objective that collateral held is sufficient, legally exercisable (effective) and feasible. Thus, collateral is used to maximize the recoverability potential of impaired loans and not to reduce the exposure value of customers and counterparties.

Individuals

Personal – This category of credit products usually requires collateral, focusing on endorsements and sureties.

Vehicles – For this type of operation, clients' assets serve as collateral, which are also the leased assets in leasing operations.

Mortgage loans – Regards buildings themselves given in guarantee.

Small, Medium Businesses and Corporate – For these operations, any collateral can be used within the credit policy of ITAÚ UNIBANCO HOLDING (chattel mortgage, assignment trust, surety / joint debtor, Mortgage and others).

Foreign loans - Latin America – For these operations, any collateral can be used within the credit policy of ITAÚ UNIBANCO HOLDING (chattel mortgage, assignment trust, surety/joint debtor, Mortgage and others).

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7.	Repossessed assets

Repossessed assets are recognized as assets when possession is effectively obtained.

Assets received from the foreclosure of loans, including real estate, are initially recorded at the lower of: (i) the fair value of the asset less the estimated selling expenses, and (ii) the carrying amount of the loan.

Further impairment of assets is recorded as a provision, with a corresponding charge to income. The maintenance costs of these assets are expensed as incurred.

The policy for sales of these assets (assets not for use) includes periodic auctions that are announced in advance and considers that the assets cannot be held for more than one year as stipulated by the BACEN. This period may be extended at the discretion of BACEN.

The amounts below represent total assets repossessed in the period:

	01/01 to 12/31/2014	01/01 to 12/31/2013	01/01 to 12/31/2012
Real estate not for own use	52	2	4
Residential properties - mortgage loans	86	93	67
Vehicles - linked to loan operations	6	1	2
Other (Vehicles / Furniture / Equipments) - Dation	22	12	9
Total	166	108	82

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Market risk

Market risk is the possibility of losses resulting from fluctuations in the market values of positions held by a financial institution, including the risk of transactions subject to variations in foreign exchange and interest rates, share, of prices indexes and commodity prices among other indexes on these risk factors.

Market risk management is the process through which the institution plans, monitors and controls the risks of variations in financial instruments market values due market changes, aimed at optimizing the risk-return ratio, by using an appropriate structure of limits, alerts, models and adequate management tools.

The policy of risk management is in line with the principles of CMN Resolution No. 3,464, and posterior amendments, comprising a set of principles that drive the institution’s strategy of control and management of market risks in all business units and legal entities of ITAÚ UNIBANCO HOLDING.

The document set forth by the corporate guidelines on market risk management, which is not part of the financial statements, may be viewed on the website www.itau-unibanco.com.br/ri, in the section Corporate Governance / Rules and Policies/Public Access Report - Market Risk.

The risk management strategy of ITAÚ UNIBANCO HOLDING tries to achieve a balance between business objectives, considering among others:

•	Political, economic and market context;

•	Market risk portfolio of ITAÚ UNIBANCO HOLDING;

•	Capacity to operate in specific markets.

The process for managing market risk of ITAÚ UNIBANCO HOLDING occurs within the governance and hierarchy of committees and limits approved specifically for this purpose, sensitizing different levels and classes of market risk. This framework limits that covers from the monitoring of aggregate indicators of risk (portfolio level) to the monitoring of granular limits (individual desks level), assuring effectiveness and coverage of control. These limits are dimensioned considering the projected results of the balance sheet, size of equity, liquidity, complexity and volatility of the market and risk appetite of the institution. Limits are monitored and controlled daily and excesses are reported and discussed in the corresponding committees. Additionally, daily risk reports used by the business and control areas, are issued to the executives.

The limit structure and warnings follow the guidelines of the Board of Directors and is established and approved by the Superior Risk Committee (CSRisc) after discussions and resolutions of the Superior Institutional Treasury Committee (CSTI) on metrics and market risk limits. This structure of limits and alerts promotes efficiency and the control coverage is reviewed, at least annually.

The purpose of market risk of ITAÚ UNIBANCO HOLDING structure is:

•	Providing visibility and assurance to all executive levels that the assumption of market risks is in line with ITAÚ UNIBANCO HOLDING and the risk-return objective;

•	Promoting disciplined and educated discussion on the global risk profile and its evolution over time;

•	Increasing transparency on the way the business seeks to optimize results;

•	Providing early warning mechanisms in order to make the effective risk management easier, without jeopardizing the business purposes; and

•	Monitoring and avoiding risk concentration.

The market risk control and management process is periodically reviewed with the purpose of keeping the process aligned with best market practices and complies with continuous improvement processes at ITAÚ UNIBANCO HOLDING.

The market risk is controlled by an area independent from the business units and is responsible for carrying out daily measurement, assessment, monitoring of stress scenarios, limits and alerts, applying stress scenarios, analysis and testing, reporting risk results to those accountable for in the business units, in accordance with the governance established and monitoring the actions required adjust positions and/or risk level to make them feasible and provide support to the launch of new financial products.

For that purpose, ITAÚ UNIBANCO HOLDING has a structured reporting and information flow with the objective of providing input for the follow-up by senior-level committees and complying with the requirements of Brazilian and foreign regulatory agents.

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ITAÚ UNIBANCO HOLDING hedges transactions with clients and proprietary positions, including foreign investments, aiming at mitigating risks arising from fluctuations in market factors and maintaining the classification the transactions into the current exposure limits. Derivatives are the most frequently used instruments for these hedges. When these transactions are designed for as hedge accounting, specific supporting documentation is prepared, including continuous review of the hedge effectiveness and other changes in the accounting process. Accounting and managerial hedge are governed by corporate guidelines of ITAÚ UNIBANCO HOLDING.

Hedge accounting is treated in detail in the financial statement notes.

The market risk structure categorizes transactions as part of either the banking portfolio or the trading portfolio, in accordance with general criteria established by the National Monetary Council (CMN) Resolution No. 3,464 and Central Bank of Brazil Circular No. 3,354.

The trading portfolio consists of all qualifying transactions (including derivatives) held with intent to trade or to hedge risk within this portfolio, and that have no restriction.

The banking portfolio is basically characterized by transactions from the banking business and transactions related to the management of the balance sheet of the institution. It has the no-intention of resale and medium- and long-term time horizons as general guidelines.

The exposures to market risks inherent in the various products, including derivatives, are broken down into a number of risk factors. Market factors are primary components of pricing. The main risk factors measured by ITAÚ UNIBANCO HOLDING are:

•	Interest rates risk: risk of financial losses on operations subject to interest rates variations;

•	Foreign exchange-linked: the risk of losses arising from positions in transactions which are subject to a foreign exchange-linked interest rate;

•	Foreign exchange rates: risk of losses on positions in foreign currency in operations subject to foreign exchange variation;

•	Price index-linked: risk of financial losses on operations subject to changes in price index coupon rates;

•	Variable income: risk of losses in operations subject to variation in goods prices and commodities.

CMN has specific rules establishing that the exposure to market risk must be segregated at the least into the following categories: Interest rates, foreign exchange rates, shares and commodities. Price indexes are treated as a risk factor group and are granted the same treatment given to other risk factors, such as interest rates, and foreign exchange rates, among others, and follow the same limit and risk governance structure adopted by ITAÚ UNIBANCO HOLDING CONSOLIDATED for market risk management purposes.

Market risk is analyzed based on the following metrics:

•	Value at risk (VaR): statistical metric that estimates the expected maximum potential economic loss under normal market conditions, taking into consideration a certain time horizon and confidence level;

•	Losses in stress scenarios (Stress test): simulation technique to assess the behavior of assets, liabilities and derivatives of a portfolio when several risk factors are taken to extreme market situations (based on prospective and historical scenarios) in the portfolio;

•	Stop loss: metrics which purpose is to review positions, should losses accumulated in a certain period reach a certain amount;

•	Concentration: cumulative exposure of a certain financial instruments or risk factor calculated at market value (“MtM – Mark to Market”);

•	Stressed VaR: statistical metric resulting from the VaR calculation, with the purpose of capturing the highest risk in simulations for the current portfolio, considering the returns that can be observed in historic scenarios of extreme volatility.

In addition to the risk measures, sensitivity and loss control measures are also analyzed. They comprise:

•	Gap analysis: accumulated exposure, by risk factor, of cash flows expressed at market value, allocated at the maturity dates;

•	Sensitivity (DV01 – Delta Variation): the impact on the cash flows market value when submitted to an one annual basis point increase in the current interest rates or index rate;

Itaú Unibanco Holding S.A. – Complete Financial Statements in IFRS – December 31, 2014	172

•	Sensitivity to the Several Risk Factors (Greeks): partial derivatives of an options portfolio in relation to the underlying assets price, implicit volatility, interest rate and timing.

ITAÚ UNIBANCO HOLDING uses proprietary systems to measure the consolidated market risk. The processing of these systems principally takes place in São Paulo, in an access-controlled environment, being highly available, which has data safekeeping and recovery processes, and counts on such an infrastructure to ensure the continuity of business in contingency (disaster recovery) situations.

VaR - Consolidated ITAÚ UNIBANCO HOLDING

ITAÚ UNIBANCO HOLDING has recently enhanced its internal VaR calculation methodology, migrating from the Parametric approach to a “Historical Simulation” approach (except for Foreign Units). This new methodology performs a full revaluation of all positions through the actual historical distribution of assets.

The Consolidated Total VaR table provides an analysis of the exposure to market risk of ITAÚ UNIBANCO HOLDING portfolios, and to its foreign subsidiaries by showing where the largest concentrations of market risk are found. (foreign subsidiaries: Itaú BBA International PLC, Banco Itaú Argentina S.A., Banco Itaú Chile S.A., Banco Itaú Uruguai S.A., Banco Itaú Paraguai S.A. and Itaú BBA Colômbia S.A. – Corporación Financiera).

ITAÚ UNIBANCO HOLDING maintaining its conservative management and portfolio diversification, continued with its policy of operating within low limits in relation to its capital in the period.

From January 1st to December 31, 2014, the average total VaR in Historical Simulation was R$ 131.9 million, or 0.13% of total stockholders’ equity. For the same period, the average total VaR Parametric was R$ 125.5 million or 0.12% of total stockholders’ equity (throughout 2013 it was R$ 224 million or 0.28%).

Itaú Unibanco Holding S.A. – Complete Financial Statements in IFRS – December 31, 2014	173

							(in R$ million)
	VaR Total (Parametric)
	12/31/2014				12/31/2013
	Average	Minimum	Maximum	VaR Total	Average	Minimum	Maximum	VaR Total

Risk factor group
Brazilian interest rate	89.0	37.0	193.0	127.8	172.4	65.6	416.9	69.1
Other interest rate	43.8	21.1	149.4	90.4	26.2	8.6	76.7	45.2
FX rate	28.7	3.6	110.6	8.9	34.5	4.4	70.2	10.4
Brazilian inflation indexes	89.0	45.9	144.7	82.9	76.1	37.3	155.5	65.7
Equities and commodities	19.1	10.4	35.0	24.8	29.6	14.0	60.1	20.4

Foreign units (*)
Itaú BBA International	1.1	0.4	2.3	1.6	2.4	1.6	4.1	1.9
Itaú Argentina	4.0	0.9	18.8	1.9	4.0	2.2	7.4	5.7
Itaú Chile	3.3	1.3	5.5	5.3	5.6	2.1	13.6	2.1
Itaú Uruguay	1.6	0.8	2.6	2.1	2.8	1.5	8.9	1.7
Itaú Paraguay	1.3	0.6	3.6	3.5	0.9	0.4	1.8	0.9
Itaú BBA Colombia	0.4	0.1	1.2	0.5	0.4	-	1.3	0.2

Effect of diversification				(169.3)				(113.0)
Total risk	125.5	59.0	231.4	180.4	224.5	97.9	443.4	110.4

(*) Determined in local currency and converted into Brazilian reais at the closing price on the reporting date.

			(in R$ million)
	VaR Total - Historical Simulation
	12/31/2014
	Average	Minimum	Maximum	Var Total

Risk factor group
Brazilian interest rate	92.4	37.0	161.8	124.8
Other interest rate	60.4	21.1	93.2	83.6
FX rate	36.1	3.6	141.2	26.5
Brazilian inflation indexes	99.1	45.9	162.9	115.7
Equities and commodities	22.8	10.4	60.7	22.5

Foreign units (*)
Itaú BBA International	1.1	0.4	2.3	1.6
Itaú Argentina	4.0	0.9	18.8	1.9
Itaú Chile	3.3	1.3	5.5	5.3
Itaú Uruguay	1.6	0.8	2.6	2.1
Itaú Paraguay	1.3	0.6	3.6	3.5
Itaú BBA Colombia	0.4	0.1	1.2	0.5

Effect of diversification				(194.9)
Total risk	131.9	59.0	227.7	193.1

(*) Determined in local currency and converted into Brazilian reais at the closing price on the reporting date.

Itaú Unibanco Holding S.A. – Complete Financial Statements in IFRS – December 31, 2014	174

Interest rate

The table on the position of accounts subject to interest rate risk group them by products, book value of accounts distributed by maturity. This table is not used directly to manage interest rate risks; it is mostly used to enable the assessment of mismatching between accounts and products associated thereto and to identify possible risk concentration.

The following table sets forth our interest-earning assets and interest-bearing liabilities and therefore does not reflect interest rate gap positions that may exist as of any given date. In addition, variations in interest rate sensitivity may exist within the repricing periods presented due to differing repricing dates within the period.

Position of accounts subject to interest rate risk (1)

	12/31/2014						12/31/2013
	0-30 days	31-180 days	181-365 days	1-5 years	Over 5 years	Total	0-30 days	31-180 days	181-365 days	1-5 years	Over 5 years	Total
Interest-bearing assets	305,708	226,073	97,686	257,420	117,884	1,004,771	281,495	182,556	100,636	248,019	102,326	915,033
Interbank deposits	15,879	2,259	3,997	946	-	23,081	19,341	2,126	3,557	636	-	25,660
Securities purchased under agreements to resell	146,898	62,020	-	-	-	208,918	90,970	47,290	-	184	10	138,455
Central Bank compulsory deposits	59,714	-	-	-	-	59,714	71,877	-	-	-	-	71,877
Held-for-trading financial assets	10,142	25,770	17,539	57,074	22,419	132,944	16,807	12,269	22,257	81,032	16,495	148,860
Financial assets held for trading and designated at fair value through profit or loss	-	322	171	240	-	733	371	-	-	-	-	371
Available-for-sale financial assets	5,251	9,679	7,290	29,743	26,397	78,360	14,470	13,244	10,553	26,430	31,929	96,626
Held-to-maturity financial assets	44	264	672	13,609	19,845	34,434	52	47	-	158	9,859	10,116
Derivatives	2,408	4,073	2,238	3,682	1,755	14,156	2,933	2,419	1,675	3,377	962	11,366
Loan and lease operations portfolio	65,372	121,686	65,779	152,126	47,468	452,431	64,674	105,161	62,594	136,202	43,071	411,702
Interest-bearing liabilities	270,976	85,050	60,179	277,952	57,274	751,431	252,818	81,456	56,068	255,198	50,872	696,412
Savings deposits	118,449	-	-	-	-	118,449	106,166	-	-	-	-	106,166
Time deposits	11,705	23,656	7,775	61,794	3,536	108,466	12,260	29,436	9,961	61,551	3,923	117,131
Interbank deposits	4,687	13,173	762	503	-	19,125	1,768	3,909	2,146	363	8	8,194
Deposits received under repurchase agreements	125,663	11,280	15,150	120,639	15,951	288,683	119,745	13,663	15,190	104,547	13,537	266,682
Interbank market	8,043	31,076	29,699	44,367	9,401	122,586	6,609	26,507	22,661	46,541	9,058	111,376
Institutional market	624	2,520	3,910	39,516	26,672	73,242	811	6,529	4,156	36,887	23,672	72,055
Derivatives	1,728	3,205	2,880	8,001	1,536	17,350	2,421	1,393	1,892	5,076	623	11,405
Financial liabilities held for trading	77	140	3	122	178	520	6	19	62	233	51	371
Liabilities for capitalization plans	-	-	-	3,010	-	3,010	3,032	-	-	-	-	3,032
Difference asset/ liability (2)	34,732	141,023	37,507	(20,532)	60,610	253,340	28,677	101,100	44,568	(7,179)	51,454	218,621
Cumulative difference	34,732	175,755	213,262	192,730	253,340		28,677	129,777	174,345	167,166	218,621
Ratio of cumulative difference to total interest-bearing assets	3.5%	17.5%	21.2%	19.2%	25.2%		3.1%	14.2%	19.1%	18.3%	23.9%

(1) Remaining contractual terms.

(2) The difference arises from the mismatch between the maturities of all remunerated assets and liabilities, at the respective period-end date, considering the contractually agreed terms.

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Position of accounts subject to currency risk

	12/31/2014
Assets	Dollar	Euro	Chilean Peso	Other	Total
Cash and deposits on demand	6,607	-	656	2,872	10,135
Central Bank compulsory deposits	292	-	303	4,035	4,630
Interbank deposits	12,274	1	1,055	1,876	15,206
Securities purchased under agreements to resell	166	-	1	-	167
Financial assets held for trading	7,469	-	144	940	8,553
Financial assets designated at fair value through profit or loss	733	-	-	-	733
Derivatives	5,632	-	1,030	109	6,771
Available-for-sale financial assets	18,897	-	2,435	1,342	22,674
Held-to-maturity financial assets	10,332	-	-	-	10,332
Loan operations and lease operations portfolio, net	63,371	-	26,490	16,157	106,018
Total assets	125,773	1	32,114	27,331	185,219

	12/31/2014
Liabilities	Dollar	Euro	Chilean Peso	Other	Total
Deposits	57,875	-	19,929	28,813	106,617
Securities sold under repurchase agreements	14,913	-	181	250	15,344
Financial liabilities held for trading	520	-	-	-	520
Derivatives	5,402	-	1,088	28	6,518
Interbank market debt	39,935	-	2,823	540	43,298
Institutional market debt	31,519	-	4,425	286	36,230
Total liabilities	150,164	-	28,446	29,917	208,527

Net position	(24,391)	1	3,668	(2,586)	(23,308)

The exposure to share price risk is disclosed in Note 7 related to financial assets held for trading and Note 10, related to available-for-sale financial assets.

Position of accounts subject to currency risk

	12/31/2013
Assets	Dollar	Euro	Chilean Peso	Other	Total
Cash and deposits on demand	7,672	194	409	2,560	10,835
Central Bank compulsory deposits	-	-	365	3,723	4,088
Interbank deposits	17,612	-	1,073	1,411	20,096
Securities purchased under agreements to resell	880	-	19	-	899
Financial assets held for trading	7,099	-	13	405	7,517
Financial assets designated at fair value through profit or loss	371	-	-	-	371
Derivatives	4,511	-	443	12	4,966
Available-for-sale financial assets	46,830	-	3,308	1,280	51,418
Held-to-maturity financial assets	6,723	-	-	-	6,723
Loan operations and lease operations portfolio, net	67,557	1,776	23,657	18,600	111,590
Total assets	159,255	1,970	29,287	27,991	218,503

	12/31/2013
Liabilities	Dollar	Euro	Chilean Peso	Other	Total
Deposits	48,516	16	18,439	17,952	84,923
Securities sold under securities repurchase agreements	15,324	-	248	19	15,591
Financial liabilities held for trading	569	-	-	-	569
Derivatives	3,027	-	424	87	3,538
Interbank market debt	48,694	71	2,945	978	52,688
Institutional market debt	59,155	-	3,141	333	62,629
Total liabilities	175,285	87	25,197	19,369	219,938

Net position	(16,030)	1,883	4,090	8,622	(1,435)

The exposure to share price risk is disclosed in Note 7 related to financial assets held for trading and Note 10, related to available-for-sale financial assets.

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Liquidity risk

Liquidity risk is defined as the existence of imbalances between marketable assets and liabilities due – mismatching between payments and receipts - which may affect payment capacity of ITAÚ UNIBANCO HOLDING, taking into consideration the different currencies and payment terms and their respective rights and obligations.

Policies and procedures

The management of liquidity risks seeks to guarantee liquidity sufficient to support possible outflows in market stress situations, as well as the compatibility between funding and the terms and liquidity of assets.

ITAÚ UNIBANCO HOLDING has a structure dedicated to improve the monitoring, control and analysis, through models of projections of the variables that affect cash flows and the level of reserves in local and foreign currencies.

The document that details the guidelines established by the internal policy on liquidity risk management, that is not part of the financial statements, may be viewed on the website www.itau-unibanco.com.br/ri, in the section Corporate Governance/Rules and Policies / Public Access Report – Liquidity Risk.

The liquidity risk measurement process makes use of corporate and own in-house developed application systems. ITAÚ UNIBANCO HOLDING manages proprietary IT systems to support the liquidity risk measurement process.

Additionally, ITAÚ UNIBANCO HOLDING establishes guidelines and limits. Compliance with these guidelines and limits is periodically analyzed in technical committees, and their purpose is to provide an additional safety margin to the minimum projected needs. The liquidity management policies and the respective limits are established based on prospective scenarios periodically reviewed and on the definitions of the top management.

These scenarios may be reviewed in view of cash requirements resulting from atypical market situations or arising from strategic decisions of ITAÚ UNIBANCO HOLDING.

In compliance with the requirements of CMN Resolution No. 4,090 of May 24, 2012 and BACEN Circular N° 3,393 of June 3, 2008 , the Statement of Liquidity Risk (DRL) is sent to BACEN on a monthly basis, and the following items for monitoring and supporting decisions are periodically prepared and submitted to top management:

•	Different scenarios projected for changes in liquidity;
•	Contingency plans for crisis situations;
•	Reports and charts that describe the risk positions;
•	Assessment of funding costs and alternative sources of funding;
•	Monitoring of changes in funding through a constant control over sources of funding, considering the type of investor and maturities, among other factors;

Primary sources of funding

ITAÚ UNIBANCO HOLDING has different sources of funding, of which a significant portion is from the retail segment. Total funding from clients reached R$ 538.1 billion (R$ 501.1 billion at 12/31/2013), particularly funding from time deposits. A considerable portion of these funds – 35.4% of total, or R$ 190.5 billion – is available on demand to the client. However, the historical behavior of the accumulated balance of the two largest items in this group – demand and savings deposits - is relatively consistent with the balances increasing over time and inflows exceeding outflows for monthly average amounts.

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	12/31/2014			12/31/2013
Funding from clients	0-30 days	Total	%	0-30 days	Total	%
Deposits	183,574	294,773		163,086	274,383
Demand deposits	48,733	48,733	9	42,892	42,892	9
Savings deposits	118,449	118,449	22	106,166	106,166	21
Time deposits	11,705	108,466	20	12,260	117,131	23
Other	4,687	19,125	4	1,768	8,194	2
Funds from acceptances and issuance of securities (1)	3,959	47,750	9	2,916	46,256	9
Funds from own issue (2)	2,840	139,910	26	2,977	123,922	25
Subordinated debt	174	55,617	10	146	56,564	11
Total	190,547	538,050		169,125	501,125

 (1) Includes mortgage notes, real estate credit bills, agribusiness, financial and structured operations certificates recorded in interbank and institutional market debts and liabilities for issuance of debentures and foreign borrowings and securities recorded in funds from institutional markets.

(2) Refer to deposits received under securities repurchase agreements with securities from own issue.

Control over liquidity

ITAÚ UNIBANCO HOLDING manages its liquidity reserves based on estimates of funds that will be available for investment, considering the continuity of business in normal conditions.

During the period of 2014, ITAÚ UNIBANCO HOLDING maintained appropriate levels of liquidity in Brazil and abroad. Liquid assets (cash and deposits on demand, securities purchased under agreements to resell - funded position and free government securities) totaled R$ 137.4 billion and accounted for 72.1% of the short-term redeemable obligations, 25.5% of total funding, and 17.0% of total assets.

The table below shows the indicators used by ITAÚ UNIBANCO HOLDING in the management of liquidity risk:

Liquidity indicators	12/31/2014%	12/31/2013%
Net assets (1) / funds within 30 days (2)	72.1	53.9
Net assets (1) / total funds (3)	25.5	18.2
Net assets (1) / total assets (4)	17.0	12.8

 (1) Net assets: Cash and deposits on demand, Securities purchased under agreements to resell – Funded position and Government securities - available. Detailed in the table Undiscounted future flows – Financial assets.

(2) Table Funding from clients (Total Funding from clients 0-30 days).

(3) Table funding from clients (Total funding from clients).

(4) Detailed in the table Undiscounted future flows – Financial assets, total present value regards R$ 809,448 (R$ 712,710 at 12/31/2013).

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The following table presents assets and liabilities according to their remaining contractual maturities, considering their undiscounted flows.

Undiscounted future flows except for derivatives	12/31/2014					12/31/2013
Financial assets (1)	0 - 30 days	31 - 365 days	366 - 720 days	Over 720 days	Total	0 - 30 days	31 - 365 days	366 - 720 days	Over 720 days	Total
Cash and deposits on demand	17,527	-	-	-	17,527	16,576	-	-	-	16,576

Interbank investments	170,482	51,967	1,097	32	223,578	110,510	45,993	614	145	157,262
Securities purchased under agreements to resell – Funded position (2)	74,275	-	-	-	74,275	23,979	-	-	-	23,979
Securities purchased under agreements to resell – Financed position	80,085	45,512	-	-	125,597	67,190	37,921	-	10	105,121
Interbank deposits	16,122	6,455	1,097	32	23,706	19,341	8,072	614	135	28,162

Securities	55,315	19,009	15,470	106,023	195,817	58,892	30,197	16,773	83,168	189,030
Government securities - available	45,587	-	-	-	45,587	50,573	-	-	-	50,573
Government securities – subject to repurchase commitments	3,440	5,491	5,473	41,548	55,952	4,327	17,741	8,805	52,301	83,174
Private securities - available	6,102	10,520	8,750	57,179	82,551	3,992	12,089	7,017	29,696	52,794
Private securities – subject to repurchase commitments	186	2,998	1,247	7,296	11,727	-	367	951	1,171	2,489

Derivative financial instruments	2,408	5,342	1,167	3,719	12,636	2,933	3,781	1,410	2,929	11,053
Gross position	-	-	-	19	19	-	-	-	-	-
Cross Currency Swap Deliverable - Asset position	-	-	-	560	560	-	-	-	-	-
Cross Currency Swap Deliverable - Liability position	-	-	-	(541)	(541)	-	-	-	-	-
Net position	2,408	5,342	1,167	3,700	12,617	2,933	3,781	1,410	2,929	11,053
Swaps	448	812	643	2,913	4,816	396	745	865	2,436	4,442
Option	481	1,720	308	363	2,872	423	977	187	130	1,717
Forward operations (onshore)	846	1,548	-	-	2,394	2,018	1,048	184	65	3,315
Other derivative financial instruments	633	1,262	216	424	2,535	96	1,011	174	298	1,579
Loan and lease operations portfolio (3)	56,652	169,230	90,854	180,050	496,786	56,021	160,056	92,526	131,721	440,324

Total financial assets	302,384	245,548	108,588	289,824	946,344	244,932	240,027	111,323	217,963	814,245

(1) The assets portfolio does not take into consideration the balance of compulsory deposits in Central Bank, amounting to R$ 63,106 (R$ 77,010 at 12/31/2013), which release of funds is linked to the maturity of the liability portfolios. The amounts of PGBL and VGBL are not considered in the assets portfolio because they are covered in Note 30.

(2) Net of R$ 5.945 (R$ 3,333 at 12/31/2013) which securities are restricted to guarantee transactions at BM&FBOVESPA S.A. and the Central Bank of Brazil.

(3) Net of payment to merchants of R$ 39,386 (R$ 34,142 at 12/31/2013) and the amount of liabilities from transactions related to credit assignments R$ 4,336 (R$ 4,233 at 12/31/2013) .

Itaú Unibanco Holding S.A. – Complete Financial Statements in IFRS – December 31, 2014	179

Undiscounted future flows except for derivatives	12/31/2014					12/31/2013
Financial liabilities	0 – 30 days	31 – 365 days	365 – 720 days	Over 720 days	Total	0 – 30 days	31 – 365 days	365 – 720 days	Over 720 days	Total

Deposits	182,849	47,531	14,851	58,881	304,112	163,436	46,756	12,005	86,269	308,466
Demand deposits	48,733	-	-	-	48,733	42,892	-	-	-	42,892
Savings deposits	118,449	-	-	-	118,449	106,166	-	-	-	106,166
Time deposit	10,867	33,601	14,521	58,564	117,553	12,609	40,590	11,833	85,968	151,000
Interbank deposits	4,800	13,930	330	317	19,376	1,769	6,166	172	301	8,408

Compulsory deposits	(42,811)	(6,455)	(2,190)	(11,650)	(63,106)	(42,600)	(12,537)	(3,321)	(18,552)	(77,010)
Demand deposits	(7,404)	-	-	-	(7,404)	(8,821)	-	-	-	(8,821)
Savings deposits	(33,084)	-	-	-	(33,084)	(29,805)	-	-	-	(29,805)
Time deposit	(2,323)	(6,455)	(2,190)	(11,650)	(22,618)	(3,974)	(12,537)	(3,321)	(18,552)	(38,384)

Securities sold under repurchase agreements (1)	164,309	28,544	57,449	108,099	358,402	132,394	33,508	43,464	118,067	327,432
Government securities	143,717	2,161	3,888	20,227	169,992	127,639	360	2,004	25,810	155,813
Private securities	6,383	25,924	53,561	87,324	173,192	3,052	29,659	41,460	80,136	154,307
Foreign	14,210	460	-	548	15,218	1,702	3,489	-	12,121	17,313

Funds from acceptances and issuance of securities (2)	4,054	24,017	10,777	14,319	53,167	3,176	20,511	14,363	12,598	50,648

Borrowings and onlending (3)	4,290	37,668	19,414	31,890	93,262	5,127	34,659	12,696	28,647	81,129

Subordinated debt (4)	191	6,537	12,979	56,349	76,056	214	8,752	5,146	63,917	78,029

Derivative financial instruments	1,728	5,116	1,318	7,668	15,830	2,421	2,972	1,607	4,092	11,092
Gross position	-	31	-	-	31	-	15	-	-	15
Cross Currency Swap Deliverable - Asset position	-	(969)	(10)	-	(979)	-	(313)	-	-	(313)
Cross Currency Swap Deliverable - Liability position	-	1,000	10		1,010	-	329	-	-	329
Net position	1,728	5,085	1,318	7,668	15,799	2,421	2,956	1,607	4,092	11,076
Swaps	241	1,761	778	6,754	9,534	361	1,085	1,076	3,589	6,111
Option	431	1,853	353	420	3,057	406	1,058	316	141	1,921
Forward operations (onshore)	681	1	-	-	682	1,482	229	116	35	1,862
Other derivative financial instruments	375	1,470	187	494	2,526	172	584	99	327	1,182

Total financial liabilities	314,610	142,958	114,599	265,556	837,723	264,168	134,620	85,961	295,037	779,786

 (1) Includes own and third parties’ portfolios.

(2) Includes mortgage notes, real estate credit bills, agribusiness, financial bills and structured operations certificates recorded in interbank and institutional market funds and liabilities for issuance of debentures and foreign securities recorded in funds from institutional markets.

(3) Recorded in funds from interbank markets.

(4) Recorded in funds from institutional markets.

Itaú Unibanco Holding S.A. – Complete Financial Statements in IFRS – December 31, 2014	180

	12/31/2014					12/31/2013
Off balance sheet	0 – 30 days	31 – 365 days	365 – 720 days	Over 720 days	Total	0 – 30 days	31 – 365 days	365 – 720 days	Over 720 days	Total
Endorsements and sureties	2,003	14,721	4,207	52,828	73,759	1,257	14,886	4,620	50,399	71,162
Commitments to be released	73,356	60,785	17,980	69,377	221,498	75,838	37,153	36,749	62,719	212,459
Letters of credit to be released	11,091	-	-	-	11,091	11,431	-	-	-	11,431
Contractual commitments - Fixed assets and Intangible (Note 15 and 16)	-	267	308	-	575	-	875	576	521	1,972
Total	86,450	75,773	22,495	122,205	306,923	88,526	52,914	41,945	113,639	297,024

Itaú Unibanco Holding S.A. – Complete Financial Statements in IFRS – December 31, 2014	181

Note 37 – Supplementary information

Law No. 12,973: on May 14, 2014, Law No. 12,973 was published as a conversion of Provisional Measure No. 627 to amend the federal tax legislation on IRPJ, CSLL, PIS and COFINS. Law No. 12,973 provides for the following, among other matters:

•	revocation of the Transition Tax Regime - RTT, established by Law No. 11,941, of May 27, 2009;
•	taxation of legal entities domiciled in Brazil, regarding the equity increase arising from interest in income earned abroad by subsidiaries and affiliates, and income earned by individuals resident in Brazil by means of a legal entity controlled abroad.

ITAÚ UNIBANCO HOLDING estimates that said Law No. 12,973 does not have any significant accounting effect on the consolidated financial statements of ITAÚ UNIBANCO HOLDING.

Itaú Unibanco Holding S.A. – Complete Financial Statements in IFRS – December 31, 2014	182